     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 17, 2002


                                                      REGISTRATION NO. 333-64808
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                      ------------------------------------


                                AMENDMENT NO. 7

                                       TO
                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                      ------------------------------------

                           EXPRESSJET HOLDINGS, INC.

                (Name of registrant as specified in its charter)
                      ------------------------------------

               DELAWARE                                    4512                                   76-0517977
     (State or other jurisdiction              (Primary Standard Industrial                    (I.R.S. Employer
  of incorporation or organization)            Classification Code Number)                   Identification No.)

                            1600 SMITH STREET, HQSCE
                              HOUSTON, TEXAS 77002
                                 (713) 324-2639
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              FREDERICK S. CROMER
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                            1600 SMITH STREET, HQSCE
                              HOUSTON, TEXAS 77002
                                 (713) 324-2639
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                      ------------------------------------

                                   Copies to:

            KEVIN P. LEWIS                          JENNIFER L. VOGEL                         MICHAEL L. RYAN
         DOUGLAS E. MCWILLIAMS             VICE PRESIDENT AND GENERAL COUNSEL                STEPHEN H. SHALEN
        VINSON & ELKINS L.L.P.                 CONTINENTAL AIRLINES, INC.           CLEARY, GOTTLIEB, STEEN & HAMILTON
        1001 FANNIN, SUITE 2300                 1600 SMITH STREET, HQSLG                     ONE LIBERTY PLAZA
       HOUSTON, TEXAS 77002-6760                  HOUSTON, TEXAS 77002                 NEW YORK, NEW YORK 10006-1470
            (713) 758-2222                           (713) 324-5000                           (212) 225-2000

                      ------------------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                      ------------------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION, DATED APRIL 17, 2002

PROSPECTUS

                               26,000,000 SHARES

                           [CONTINENTAL EXPRESS LOGO]

                           EXPRESSJET HOLDINGS, INC.
                                  COMMON STOCK
                          $                  PER SHARE
                               ------------------
     We are selling 10,000,000 shares of our common stock and Continental Airlines, Inc. as the selling stockholder is selling 16,000,000 shares of our common stock. We will not receive any proceeds from the sale of the shares by the selling stockholder. Continental Airlines has granted the underwriters an option to purchase up to 3,900,000 additional shares of our common stock to cover over-allotments.

     This is the initial public offering of our common stock. We currently expect the initial public offering price to be between $14.00 and $16.00 per share. Our common stock has been approved for listing on the New York Stock Exchange under the symbol "XJT."
                               ------------------
     INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 9.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                               ------------------

                                                                PER SHARE                    TOTAL
                                                         ------------------------   ------------------------
Public Offering Price                                    $                          $
Underwriting Discount                                    $                          $
Proceeds to ExpressJet Holdings (before expenses)        $                          $
Proceeds to the Selling Stockholder (before expenses)    $                          $

     The underwriters expect to deliver the shares to purchasers on or about
          , 2002.

                               ------------------

SALOMON SMITH BARNEY                                              MORGAN STANLEY
    CREDIT SUISSE FIRST BOSTON
                      GOLDMAN, SACHS & CO.
                                        MERRILL LYNCH & CO.
                                                      RAYMOND JAMES
          , 2002

                               [ExpressJet Logo]

      [Photo of ExpressJet 50-Seat Embraer 145 Regional Jet Appears Here]

                  EXPRESSJET 50-SEAT EMBRAER 145 REGIONAL JET

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

                               ------------------

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
Summary.....................................................      1
Risk Factors................................................      9
Cautionary Statement Regarding Forward-Looking Statements...     27
Use of Proceeds.............................................     28
Dividend Policy.............................................     28
Capitalization..............................................     29
Dilution....................................................     30
Selected Financial Data.....................................     31
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     34
Business....................................................     48
Management..................................................     73
Our Relationship with Continental Airlines and Other Related
  Party Transactions........................................     82
Our Agreements with Continental Airlines....................     83
Principal and Selling Stockholder...........................     90
Description of Capital Stock................................     90
Shares Eligible For Future Sale.............................    101
Material U.S. Federal Tax Considerations for Non-U.S.
  Holders of Our Common Stock...............................    103
Underwriting................................................    106
Legal Matters...............................................    108
Experts.....................................................    108
Where You Can Find More Information.........................    109
Index to Consolidated Financial Statements..................    F-1

                               ------------------

     Until          , 2002 (25 days after the date of this prospectus), all
dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                    SUMMARY

     The following summary highlights selected information from this prospectus and may not contain all the information that is important to you. To learn more about the offering and our business, you should read the entire prospectus, including our financial statements and related notes appearing elsewhere in this prospectus. References in this prospectus to the terms "we," "us" or other similar terms mean ExpressJet Holdings, Inc. and its subsidiaries. References to "Continental Airlines" mean ExpressJet Holdings' parent, Continental Airlines, Inc.

                                  OUR COMPANY

     Operating as Continental Express, we are the largest operator of regional jets in the world and the second-largest regional airline in the world based on available seat miles. Available seat miles are determined by multiplying the number of seats available for passengers by the number of scheduled miles those seats are flown. As of March 31, 2002, we offered scheduled passenger service with 874 average daily departures to 98 cities in 33 states, the District of Columbia, Mexico and Canada, providing Continental Airlines all of its regional airline capacity at its hub airports in Houston, Cleveland and Newark. We believe our operations complement Continental Airlines' operations by allowing more frequent service to smaller cities than could be provided economically with conventional large jet aircraft and by carrying traffic that connects with Continental Airlines' mainline jets. Our available seat miles have grown at a compounded annual rate of 25.4% from 1.8 billion in 1996 to 5.4 billion in 2001. We generated $980.5 million of revenue and $48.1 million of net income for the year ended December 31, 2001.

     The regional airline sector of the airline industry has experienced significant growth in the number of passengers served and revenue generated during the past decade. Regional airlines work with the major airlines, many of which have determined that an effective method for retaining customer loyalty and maximizing system revenue, while lowering costs, is to utilize more cost-efficient regional airlines flying under the major airline's flight designator code and name to serve primarily shorter, lower-volume routes.

     Our goal is to strengthen our position as one of the leading regional airlines in the United States and to grow our regional jet fleet, revenue, earnings and cash flow while operating modern, more efficient aircraft. We were one of the first airlines in the United States to adopt an all-regional jet strategy, with all of our turboprop aircraft currently scheduled to be replaced with regional jets by the first quarter of 2003. We were the worldwide launch customer in 1996 for the highly successful Embraer line of regional jets. As of March 31, 2002, we had 145 of these aircraft in service and firm orders for an additional 129 aircraft through 2005. Over the next three years, we are scheduled to take delivery of approximately four new regional jet aircraft per month. We plan to use these aircraft to begin service to new markets, principally out of Houston, Cleveland and the Newark/New York area, to expand service in existing markets and to replace our turboprop aircraft. As a result, from 2001 through 2004, based on the long-term scheduling plans for our aircraft, which take into account current estimates of future aircraft utilization and the anticipated size and composition of our fleet, our available seat miles are expected to grow at a compounded annual rate of approximately 28%.

     The terrorist attacks on September 11, 2001, coupled with the decline in the U.S. economy over the second half of 2001, have adversely affected us and the airline industry generally. However, our company and other regional airlines that operate under capacity purchase agreements have been less severely impacted by the events of September 11, 2001 and the decline in the economy, primarily as a result of the transfer of passenger traffic risk to the purchaser of capacity and the ability of regional jets to accommodate the lower demand for air transportation better than larger mainline jets. While U.S. major airlines suffered an average decline in revenue of approximately 18.6% for the second half of 2001 as compared to the first half of 2001 and incurred substantial losses during the second half of 2001, our revenue declined by only 5.9% and we generated approximately $47.4 million in operating income during the second half of 2001. Our results for the second half of 2001 include a $25 million grant from the federal government to reimburse us for losses in 2001 as a result of the September 11, 2001 terrorist attacks (which grant was recorded as a reduction to our operating expenses), a $33 million one-time reduction in Continental Airlines' payments to us agreed to under the "meet and confer" provisions of our capacity purchase agreement with Continental Airlines and the impact on our revenue and operating income of the early removal from service of 17 of our turboprops and the lower utilization of our aircraft generally. Our operating margin for the second half of 2001 was 10.0% as compared to 10.6% for the first half of 2001. Our long-term growth plans have remained intact, as we have not made any changes to the delivery schedule for our remaining 129 aircraft on firm order through 2005.

           OUR CAPACITY PURCHASE AGREEMENT WITH CONTINENTAL AIRLINES

     We currently derive all of our revenue under a capacity purchase agreement with Continental Airlines. Under this agreement, we operate flights on behalf of Continental Airlines, which controls and is responsible for scheduling, pricing and seat inventories and is entitled to all revenue associated with the operation of the aircraft. Under the agreement, we are entitled to receive a payment for each scheduled block hour calculated using a formula that will remain in place through December 31, 2004. The formula is designed to provide us with an operating margin of approximately 10% before taking into account variations in some costs and expenses that are generally controllable by us. Under the formula, a substantial portion of our costs, including those relating to fuel, aircraft ownership and financing, substantially all regional jet engine maintenance, passenger-related facility rent, administrative fees and ground handling expenses paid to Continental Airlines, but not including most labor, other maintenance or general administrative costs, are reconciled for differences between our actual costs and the expected costs included in our block hour rates, and our payments from Continental Airlines are adjusted to reflect these actual costs plus a 10% margin. In addition, a reconciliation payment is made by Continental Airlines to us or by us to Continental Airlines, as applicable, if the operating margin calculated as described below in any fiscal quarter is not between 8.5% and 11.5%. As a result, if this operating margin exceeds 11.5%, then a reconciliation payment will be made by us to Continental Airlines in an amount sufficient to reduce it to 11.5%. If it is less than 8.5%, then a reconciliation payment will be made by Continental Airlines to us in an amount sufficient to raise the margin to 8.5%. For purposes of calculating this operating margin, we do not take into account unanticipated changes in most of our labor costs, any performance incentive payments, controllable cancellations (including all cancellations other than weather or air traffic control cancellations), litigation costs and other costs that are not included in our block hour rates (or covered by any adjustments to them) and are not reasonable and customary in the industry. If these excluded costs are higher than those anticipated in our block hour rates, then our operating margin, taking these costs into effect, could be lower than 8.5% even after any reconciliation payment is made. On the other hand, if these costs are lower than those anticipated in our block hour rates, then our operating margin, taking these costs into effect, could be higher than 11.5% even after any reconciliation payment is made. For a discussion of our capacity purchase agreement with Continental Airlines, please read "Business -- Our Capacity Purchase Agreement with Continental Airlines."

     There are other risks related to our capacity purchase agreement with Continental Airlines in addition to the risk that our actual operating margin may be lower than 8.5%. For example, under some circumstances, the capacity purchase agreement may be terminated by Continental Airlines, in which case our revenue and earnings would be significantly reduced and we could lose access to all, or substantially all, of our aircraft fleet and airport facilities. Continental Airlines may also reduce the level of its commitment under the capacity purchase agreement at any time after July 1, 2004, which could materially reduce our revenue and earnings. As a result of these and other risks described under "Risk Factors," we may realize decreased profits or even losses under the agreement.

     We believe the capacity purchase business model (in which a major airline buys the capacity of aircraft operated by a regional airline at fixed rates) is preferable to a revenue-sharing model (in which a regional carrier and a major airline share the revenue from passengers who connect between the two carriers). Under the capacity purchase model, the major carrier typically assumes the risk of revenue volatility associated with fares and passenger traffic on each operated flight, price volatility for specified expense items such as fuel and the cost of all distribution and revenue-related expenses.

     We believe that our capacity purchase agreement with Continental Airlines can be differentiated from the capacity purchase arrangements of one or more of our principal competitors by, among other things, the following provisions that reduce our financial risk:

     - Continental Airlines has substantially assumed the risk of weather and air traffic control cancellations;

     - the formula used to calculate the rates for each scheduled block hour that we receive from Continental Airlines has been determined through December 31, 2004;

     - in addition to providing that specified costs, including fuel costs, costs associated with fluctuations in pilot training volumes, aircraft rentals, airport rent and landing fees, will be reconciled for differences between actual costs and expected costs, our capacity purchase agreement provides a floor on our operating margin if specified future costs exceed our expectations; and

     - Continental Airlines will cover all of the costs associated with the retirement of our turboprop aircraft.

     We believe that our capacity purchase agreement allows us to focus on our operations, flight completion rates, cost-effective maintenance, employee training, labor costs and employee relations.

     We anticipate that substantially all of our growth over the next several years will be attributable to our capacity purchase agreement with Continental Airlines. However, in the future, we also plan to seek opportunities to provide regional airline service to other major carriers.

                   OUR RELATIONSHIP WITH CONTINENTAL AIRLINES

     We believe our long established relationship with Continental Airlines provides us with a competitive advantage and significant opportunities for growth. Continental Airlines, together with its subsidiaries, is the fifth-largest air carrier in the United States as measured by the number of scheduled miles flown by revenue passengers, known as revenue passenger miles, in 2001, serving 215 airports worldwide as of March 31, 2002. Its domestic operations center around its hubs in Houston, Cleveland and Newark, where, including our flights, it accounted for 83%, 66% and 62%, respectively, of each hub airport's daily departures as of March 31, 2002. Continental Airlines' substantial presence at its three major hubs provides us with opportunities to expand service to existing markets and serve new markets from Houston, Cleveland and the Newark/ New York area. Principally from these hubs, we operate, on behalf of Continental Airlines, a route network that spans the East Coast and reaches as far north as Quebec City, Canada, as far south as Ixtapa, Mexico and as far west as Colorado. We anticipate further expanding our route network with the introduction of longer range Embraer ERJ-145XR aircraft. Additionally, the proximity of Continental Airlines' Houston hub to Mexico provides us with access to numerous growing markets in Mexico.

     We believe that our relationship with Continental Airlines is mutually advantageous. We have provided significant support for Continental Airlines' growth in mainline available seat miles over the past six years, which growth has exceeded that of every other major U.S. hub and spoke airline during this period. Additionally, our status as a carrier for Continental Airlines allows us to capitalize on the high level of consumer awareness and positive public perception of Continental Airlines. For example, Continental Airlines was named the 2001 Airline of the Year by Air Transport World for the second time in five years. We also believe that we benefit from Continental Airlines' size and market share. Continental Airlines' total revenue in 2001 was $9.0 billion, of which $6.1 billion was domestic.

     We are currently a wholly owned subsidiary of Continental Airlines. After the completion of this offering of our common stock, Continental Airlines will own approximately 59.4% of our common stock, or 53.3% of our common stock if the underwriters' over-allotment option from Continental Airlines is exercised in full. Continental Airlines also owns the sole share of our special voting preferred stock, which provides it with the right to elect a designated number of our directors based on the number of shares of our common stock that it owns as described in "Description of Capital Stock -- Preferred Stock -- Special Voting Preferred Stock." Immediately after this offering, Continental Airlines will be able to control the vote on all matters submitted to our stockholders, including the election of directors and the approval of extraordinary corporate transactions, such as mergers. While Continental Airlines does not intend to remain a significant stockholder of our company over the long term, so long as it owns a significant amount of our common stock, it may be able to control or significantly influence us.

     We have entered into agreements governing ongoing relationships between us and Continental Airlines, including the capacity purchase agreement. These agreements provide, among other things, for Continental Airlines to provide systems, facilities and services to us, including our information technology support, fuel purchasing, ground handling, catering, corporate accounting, insurance, purchasing, payroll, human resources, legal, tax and treasury administrative services. In addition, almost all of our aircraft are leased from Continental Airlines under long-term operating leases. All of these agreements have been made in the context of a parent-subsidiary relationship. The terms of these agreements may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. See "Our Agreements with Continental Airlines."

                              RECENT DEVELOPMENTS


     In the first quarter of 2002, we recorded net income of $20.0 million, or $0.37 per share, reflecting a 55.2% increase over our $12.9 million net income, or $0.24 per share, in the first quarter of 2001. Our operating income for the first quarter of 2002 was $35.5 million, a 33.3% increase over our $26.7 million operating income in the first quarter of 2001. Our first quarter 2002 revenue was $265.2 million, an 8.3% increase over our first quarter 2001 revenue of $244.9 million. Our first quarter operating expenses were $229.7 million, a 5.2% increase over our first quarter 2001 operating expenses of $218.3 million.



     As of March 31, 2002, our total assets were $441.8 million as compared to $429.8 million as of December 31, 2001. Our note payable to Continental Airlines was $552.3 million as of both December 31, 2001 and March 31, 2002. Our long term debt and capital leases, including current maturities, as of March 31, 2002 was $8.1 million as compared to $8.6 million as of December 31, 2001. Our stockholder's deficit was $194.3 million as of March 31, 2002 as compared to $214.4 million as of December 31, 2001. The unaudited consolidated financial data included under this caption "Recent Developments" contain all adjustments, consisting of normal, recurring accruals, necessary to present fairly our financial position and results of operations for the periods indicated.


     Our first quarter 2002 operating income reflects a 13.4% operating margin, as compared to an operating margin of 10.9% for the first quarter of 2001. Our 13.4% operating margin includes the impact of $4.3 million in performance incentive payments (accounting for 1.5 points of our operating margin) and a one-time reduction in maintenance expenses of $1.6 million relating to the termination of our turboprop engine maintenance contract (accounting for 0.6 points of our operating margin). Because these items are not taken into account in calculating whether we operated within the 8.5% to 11.5% targeted operating margin band under the capacity purchase agreement, our operating margin as calculated for purposes of applying the targeted operating margin band was 11.3%. Therefore, no reconciliation payment was required under the capacity purchase agreement for the first quarter of 2002 in respect of the targeted operating margin band.

     The $4.3 million performance incentive payments were due to our low controllable cancellation rate in this quarter. These payments were calculated by comparing our actual controllable cancellation rate to our historical controllable cancellation rates for the first quarter, which are generally higher than our historical controllable cancellation rates for other quarters. See "Business -- Our Capacity Purchase Agreement with Continental
Airlines -- Payment." In addition to these performance incentive payments and the one-time reduction of maintenance expenses, our operating margins exceeded our 10% target operating margin primarily because of generally lower than expected maintenance costs and passenger servicing expenses.

                           RISKS OF OWNING OUR STOCK

     Before you invest in our common stock, you should be aware that there are various risks related to, among other things, our dependence on Continental Airlines, our capacity purchase agreement with Continental Airlines, our business and operations, the airline industry and Continental Airlines' substantial ownership of our common stock and ownership of our special voting preferred stock. For more information about these risks of owning our stock, please read "Risk Factors." You should carefully consider these risk factors together with all of the other information included in this prospectus.

                             CORPORATE INFORMATION

     ExpressJet Holdings, Inc. is a holding company, which was incorporated in Delaware in August 1996 as a wholly owned subsidiary of Continental Airlines. Through our subsidiaries, we operate as a regional airline under the name Continental Express. Our executive offices are located at 1600 Smith Street, HQSCE, Houston, Texas 77002, and our telephone number is (713) 324-2639.

                                  THE OFFERING

Common stock offered by us..........     10,000,000 shares

Common stock offered by the selling
  stockholder.......................     16,000,000 shares

Selling stockholder.................     Continental Airlines, Inc. In addition,
                                         Continental Airlines has granted an
                                         option to the underwriters to purchase
                                         up to 3,900,000 shares to cover over-
                                         allotments.

Common stock to be outstanding after
this offering.......................     64,000,000 shares

Common stock to be held by
Continental Airlines after this
  offering..........................     38,000,000 shares

Use of proceeds.....................     We estimate that our net proceeds from
                                         this offering will be about
                                         $137,250,000. We intend to use the net
                                         proceeds from this offering to repay a
                                         portion of our note payable to
                                         Continental Airlines. We will not
                                         receive any of the proceeds from the
                                         sale of the shares of our common stock
                                         by Continental Airlines in this
                                         offering.

Dividend policy.....................     We do not anticipate paying any
                                         dividends on our common stock in the
                                         foreseeable future.

New York Stock Exchange symbol......     "XJT"

     Unless otherwise indicated, the information in this prospectus does not take into account the sale by Continental Airlines of up to 3,900,000 shares of our common stock to cover over-allotments. If the over-allotment option from Continental Airlines is exercised in full, Continental Airlines would sell an additional 3,900,000 shares of common stock, which would reduce its ownership from approximately 59.4% to approximately 53.3% of our outstanding common stock. All share and per share data in this prospectus reflects a recapitalization of our capital stock that will take place prior to the completion of this offering.

     The number of shares of our common stock to be outstanding immediately after the offering listed above does not take into account an estimated 1,000,000 shares of our common stock that will be issuable upon exercise by our employees of stock options that will be granted in connection with this offering and 2,200,000 additional shares of our common stock that will be reserved for issuance under our 2002 Stock Incentive Plan. See "Management -- Stock Incentive Plan -- Awards in Connection with the Offering."

                             SUMMARY FINANCIAL DATA

     You should read this summary financial data together with the audited financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. You should also read "Risk Factors -- Risks Related to Our Business and Operations -- Our historical financial results as a subsidiary of Continental Airlines are not representative of our results as a stand-alone entity."

     The following financial data for each of the four years in the period ended December 31, 2001 and as of December 31, 1999, 2000 and 2001 have been derived from our audited financial statements. Our audited financial statements for each of the three years in the period ended December 31, 2001 and as of December 31, 2000 and 2001 are included elsewhere in this prospectus. The data for the year ended December 31, 1997 and as of December 31, 1997 and 1998 have been derived from unaudited financial statements. The financial information included in this prospectus is not necessarily indicative of our future results of operations, financial position and cash flows, or reflective of what our results of operations, financial position and cash flows would have been had we been a stand-alone entity during the periods presented.

     We were operated essentially as a cost-center of Continental Airlines until January 1, 2001, providing passengers to its mainline jet operations. Our scheduling, pricing and revenue management were designed and operated to increase Continental Airlines' overall system revenue rather than to maximize the profitability on flight segments we operated. In addition, our historical financial statements for periods prior to January 1, 2001 reflect a revenue-sharing arrangement between us and Continental Airlines that is different from our current capacity purchase agreement, which became effective on January 1, 2001. Under our former revenue-sharing arrangement, we received a prorated percentage of the ticket revenue for passengers traveling one portion of their trip on our aircraft and the other portion of their trip on Continental Airlines' aircraft, and all of the ticket revenue for passengers traveling all of their trip solely on our aircraft. All of the costs associated with our flights were either borne directly by us or otherwise allocated to us by Continental Airlines. Under our former revenue-sharing arrangement, we realized increased revenue as ticket prices and passenger loads increased and decreased costs as fuel and other costs decreased. Conversely, we realized decreased revenue as ticket prices and passenger loads decreased and increased costs as fuel and other costs increased. Under our current capacity purchase agreement, Continental Airlines pays us a rate for each scheduled block hour of flight by aircraft operated by us calculated using a formula. Under the formula, our rates vary depending on the average length of our scheduled flights, our aggregate number of flights and the type of aircraft provided, and are otherwise subject to specified adjustments.

                                                             YEAR ENDED DECEMBER 31,
                                              -----------------------------------------------------
                                                1997       1998       1999       2000       2001
                                              --------   --------   --------   --------   ---------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Operating revenue...........................  $418,532   $527,651   $649,575   $843,773   $ 980,473
Operating expenses..........................   418,803    526,245    644,580    878,955     879,493
Operating income (loss).....................      (271)     1,406      4,995    (35,182)    100,980
Non-operating income (expense), net.........   (41,974)   (24,304)   (23,414)   (23,856)    (21,275)
Net income (loss)...........................  $(27,748)  $(15,576)  $(13,046)  $(38,752)  $  48,074
Basic and diluted earnings per share(1).....                                              $    0.89
Shares used in computing basic and diluted
  earnings per share(1).....................                                                 54,000

                                                              AS OF DECEMBER 31,
                                           ---------------------------------------------------------
                                             1997        1998        1999        2000        2001
                                           ---------   ---------   ---------   ---------   ---------
                                                            (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Amounts due from Continental Airlines,
  net....................................  $      --   $      --   $      --   $      --   $  14,235
Total assets.............................    265,770     297,906     264,352     302,520     429,751
Amounts due to Continental Airlines,
  net(2).................................    300,240     334,562     406,575     481,312          --
Note payable to Continental
  Airlines(2)............................         --          --          --          --     552,312
Long-term debt and capital leases,
  including current maturities...........    120,377     114,479      25,554       6,015       8,594
Stockholder's deficit....................   (195,061)   (210,637)   (223,683)   (262,435)   (214,361)

                                                            YEAR ENDED DECEMBER 31,
                                           ---------------------------------------------------------
                                             1997        1998        1999        2000        2001
                                           ---------   ---------   ---------   ---------   ---------
                                                            (DOLLARS IN THOUSANDS)
OTHER DATA:
Revenue passengers (thousands)...........      4,889       5,698       6,664       7,772       8,305
Revenue passenger miles (millions)(3)....      1,182       1,564       2,149       2,947       3,388
Available seat miles (millions)(4).......      2,113       2,641       3,431       4,735       5,437
Passenger load factor(5).................       55.9%       59.2%       62.6%       62.2%       62.3%
Operating cost per available seat mile
  (cents)(6)(7)..........................      19.82       19.11       18.48       18.43       16.63
Block hours (thousands)(8)...............      310.8       346.1       396.5       489.1       509.7
Average length of aircraft flight
  (miles)................................        221         249         289         342         379
Number of aircraft (end of period).......        116         127         147         166         170
EBITDA(9)................................  $   9,625   $  35,210   $  37,665   $  (5,862)  $ 123,823
EBITDAR(9)...............................  $  83,196   $ 125,771   $ 144,015   $ 140,976   $ 292,571
Net cash provided by (used in):
  Operating activities...................  $  26,831   $  47,722   $  66,338   $  63,233   $  68,727
  Investing activities...................  $ (17,942)  $ (40,259)  $ (58,626)  $ (59,235)  $ (66,081)
  Financing activities...................  $  (8,339)  $  (8,026)  $  (7,699)  $  (3,998)  $  69,218

---------------

 (1) Basic and diluted earnings per share are computed using the assumed number of shares of our common stock outstanding after the recapitalization. These items do not include an estimated 1,000,000 shares of our common stock issuable upon exercise of options to be outstanding under our 2002 Stock Incentive Plan upon completion of this offering.

 (2) Effective March 31, 2001, the amounts due Continental Airlines, net, of $552.3 million were converted into a note, which accrued interest at a fixed rate of approximately 5% through June 30, 2001 and, since July 1, 2001, at a rate fixed for each quarter equal to the three-month London interbank offered rate on the second business day prior to such quarter plus 1.25% per annum subject to an aggregate cap of 3.50% in 2002, 5.35% in 2003 and 6.72% in 2004. Beyond 2004 there is no cap on the interest rate. Accrued interest is currently payable quarterly and installments of $27.9 million in principal and accrued interest are due quarterly beginning March 31, 2003, with the entire unpaid balance due on March 31, 2007. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" for a description of additional terms of the note.

 (3) Revenue passenger miles is the number of scheduled miles flown by revenue passengers.

 (4) Available seat miles is the number of seats available for passengers multiplied by the number of scheduled miles those seats are flown.

 (5) Passenger load factor equals revenue passenger miles divided by available seat miles.

 (6) Excludes special charges (income) of $21.6 million, $10.6 million, $6.2 million and $(24.9) million in 1998, 1999, 2000 and 2001, respectively.

 (7) Operating cost per available seat mile equals operating expenses, excluding special charges, divided by available seat miles.

 (8) Block hours are the hours from departure gate to arrival gate.

 (9) EBITDA is earnings (loss) before net interest expense, income taxes, depreciation and amortization and fleet disposition charges. EBITDAR is earnings before net interest expense, income taxes, depreciation and amortization, aircraft rent and fleet disposition charges. EBITDA and EBITDAR are not calculations based on generally accepted accounting principles and should not be considered as alternatives to net income
     (loss) or operating income (loss) as indicators of the company's financial performance or to cash flow as a measure of liquidity. In addition, our calculations may not be comparable to other similarly titled measures of other companies. EBITDA and EBITDAR are included as supplemental disclosures because they may provide useful information regarding our ability to service debt and lease payments and to fund capital expenditures. Our ability to service debt and lease payments and to fund capital expenditures in the future, however, may be affected by other operating or legal requirements or uncertainties.

                                  RISK FACTORS

     Before you invest in our common stock, you should consider carefully the following risks together with the other information contained in this prospectus. If any of the adverse events described below actually occurs, our business, financial condition and operating results could be materially adversely affected. As a result, the trading price of our common stock could decline and you could lose part or all of your investment.

RISKS RELATED TO OUR CAPACITY PURCHASE AGREEMENT WITH CONTINENTAL AIRLINES

WE ARE DEPENDENT ON THE FINANCIAL AND OPERATIONAL STRENGTH OF CONTINENTAL AIRLINES, WHICH HAVE BEEN, AND MAY CONTINUE TO BE, ADVERSELY AFFECTED BY THE RECENT TERRORIST ATTACKS.

     We are directly affected by the financial and operational strength of Continental Airlines. For example, we depend on Continental Airlines' ability to make payments to us under the capacity purchase agreement and any other agreements between us. In addition, any reductions in Continental Airlines' market share or growth could result in Continental Airlines electing to reduce the level of its commitment or its utilization of our aircraft under the capacity purchase agreement. Additionally, Continental Airlines leases from third parties a substantial portion of the aircraft and airport facilities it subleases to us. If Continental Airlines were to declare bankruptcy or otherwise default under these leases, we would have no right to continue operating these aircraft or to access these facilities. In that event, our ability to retain access to our aircraft and airport facilities would depend on negotiations between us and the third-party lessors.


     Airline profit levels are highly sensitive to changes in fuel costs, fare levels and passenger demand. Passenger demand and fare levels are influenced by, among other things, the state of the global economy, domestic and international events, airline capacity and pricing actions taken by carriers. The weak U.S. economy, turbulent international events and extensive price discounting by carriers contributed to unprecedented losses for U.S. airlines from 1990 to 1993. Since September 11, 2001, these same factors, together with the effects of the terrorist attacks and the industry's reduction in capacity, have resulted in dramatic losses for Continental Airlines and the airline industry generally. Continental Airlines had net losses of $149 million for the fourth quarter of 2001 and $95 million for the twelve months ended December 31, 2001. From September 11, 2001 through February 2002, Continental Airlines did not generate positive cash flow from operations. Although Continental Airlines was profitable in March 2002, it reported an approximately $166 million loss in the first quarter of 2002. Continental Airlines has also announced that, based on current information and trends (including currently anticipated unit costs), it expects to incur a significant loss for the full year 2002. Although Continental Airlines' load factors have improved since September 11, 2001, they have done so against significantly reduced capacity. The reduced capacity, coupled with the fact that many of Continental Airlines' costs are fixed in the intermediate to long term, will continue to cause higher unit costs at Continental Airlines. Continental Airlines has announced that it expects its costs per available seat mile for 2002 to increase 2-3%, holding fuel rate constant, as compared to 2001. This increase is partially attributable to anticipated additional insurance costs in 2002 of approximately $85 million payable by Continental Airlines. Business traffic in most markets continues to be weak, and Continental Airlines and other carriers continue to offer reduced fares to attract passengers, which lowers their passenger revenue and yields and raises their break-even load factor.


     Due in part to the lack of predictability of future traffic, business mix and yields, we are currently unable to estimate the long-term impact on Continental Airlines of the events of September 11, 2001 and the sufficiency of its financial resources to absorb that impact. However, given the magnitude of the unprecedented events of September 11 and their potential subsequent effects, the adverse impact to Continental Airlines' financial condition, results of operations and prospects may continue to be material.

     Continental Airlines' business and financial performance is subject to a number of additional risks, including:

     - Continental Airlines may have to recognize further special charges related to grounded aircraft;

     - the Aviation and Transportation Security Act (the "Aviation Security Act") will impose additional costs on Continental Airlines and may cause service disruptions;

     - Continental Airlines' is more highly leveraged than some of its principal competitors, and this leverage may adversely affect its ability to satisfy its significant financing needs or meet its obligations;

     - Continental Airlines has substantial commitments for capital expenditures, including for the acquisition of new aircraft;

     - fuel costs, which are highly volatile, constitute a significant portion of Continental Airlines' operating expenses;

     - labor costs constitute a significant percentage of Continental Airlines' total operating costs, and it experiences competitive pressure to increase wages and benefits;

     - the airline industry is highly competitive and subject to price discounting; and

     - Continental Airlines, like other airlines, is subject to extensive regulatory and legal compliance.

Any material deterioration or sustained lack of improvement in the financial or operational strength of Continental Airlines could have a material adverse impact on our operational results and our financial condition.

OUR CAPACITY PURCHASE AGREEMENT WITH CONTINENTAL AIRLINES MAY BE TERMINATED, WHICH WOULD MATERIALLY REDUCE OUR REVENUE AND EARNINGS.

     All of our revenue is currently received under our capacity purchase agreement with Continental Airlines, which covers all of our existing fleet and all of the regional jets currently subject to our firm aircraft orders. As a result, if the agreement is terminated, our revenue and earnings will be significantly reduced unless we are able to enter into satisfactory substitute arrangements. We cannot assure you that we will be able to enter into substitute arrangements or that the arrangements would be as favorable to us as the capacity purchase agreement.

     Our capacity purchase agreement terminates on December 31, 2010, subject to renewal by Continental Airlines through December 31, 2030. However, Continental Airlines may terminate the agreement:

     - at any time, without notice or giving us an opportunity to cure, for cause, as defined in "Business -- Our Capacity Purchase Agreement with Continental Airlines -- Term and Termination of Agreement and Remedies for Breach";

     - at any time upon a material breach by us that does not constitute cause, including our failure to complete a specified percentage of our scheduled flights, as described in "Business -- Our Capacity Purchase Agreement with Continental Airlines -- Labor Disruption," if the breach continues for 90 days after we receive notice of it;

     - at any time, without notice or giving us an opportunity to cure, if Continental Airlines makes a reasonable and good faith determination, using recognized standards of safety, that there is a material safety concern with our operation of any flight under the capacity purchase agreement; and

     - at any time after January 1, 2006 with 12 months' notice, for any reason or for no reason.

IF CONTINENTAL AIRLINES TERMINATES OUR CAPACITY PURCHASE AGREEMENT, WE MAY LOSE ACCESS TO ALL, OR SUBSTANTIALLY ALL, OF OUR AIRCRAFT FLEET.

     We sublease substantially all of our aircraft from Continental Airlines. If Continental Airlines terminates the capacity purchase agreement for cause, it will have the right to terminate our subleases with it for aircraft covered by the agreement at the time of termination and take possession of these aircraft. In that event, Continental Airlines also has the right to purchase from us for book value any of the turboprop aircraft that we own and are covered by the agreement at the time of termination. In addition, all of the Embraer regional jets subject to our existing firm orders will be leased by Continental Airlines and then subleased to us. If the capacity purchase agreement is terminated by Continental Airlines for cause, we would likely lose access to all, or substantially all, of our aircraft fleet and, as a result, our business, operations and ability to generate future revenue would be materially adversely affected.

     If Continental Airlines terminates the capacity purchase agreement for any reason other than cause, we have the option to cancel all or any number of our subleases with Continental Airlines for aircraft covered by the agreement at the time of termination. If we terminate any of these subleases, we will lose access to the subject aircraft, which would reduce the size of our fleet and impair our ability to generate revenue and cash flow. If we elect not to terminate these subleases, the interest rate implicit in calculating the scheduled lease payments will automatically increase by 200 basis points to compensate Continental Airlines for its continued participation in our lease financing arrangements, which would directly increase our expenses and adversely affect our earnings.

IF OUR CAPACITY PURCHASE AGREEMENT IS TERMINATED FOR ANY REASON, WE MAY LOSE ACCESS TO ALL OR SUBSTANTIALLY ALL OF OUR AIRPORT FACILITIES AND REGULATORY AUTHORIZATIONS RELATING TO SCHEDULED FLIGHTS, AS WELL AS ANY SERVICES THAT CONTINENTAL AIRLINES PROVIDES TO US.

     If the capacity purchase agreement is terminated for any reason, we would likely lose access to all or substantially all of our airport facilities and other services that Continental Airlines provides to us. Most of the airport facilities that we use are leased from airport authorities by Continental Airlines. If the capacity purchase agreement is terminated, we can be required by Continental Airlines to vacate substantially all of the space subleased to us by Continental Airlines. In addition, at any airport to which we fly scheduled flights on behalf of Continental Airlines, subject to some exceptions, Continental Airlines can require us, at any time including upon cessation of these scheduled flights to this airport, to use commercially reasonable efforts to assign any lease for these facilities that is in our name to Continental Airlines or its designee (or to sublease the space to it or its designee). In addition, Continental Airlines can require us, at any time, to use commercially reasonable efforts to transfer, subject to applicable laws, to Continental Airlines or its designee any of our airport takeoff or landing slots, route authorities or other regulatory authorizations used for our scheduled flights under the capacity purchase agreement. As a result, in order to offer airline service after termination of our capacity purchase agreement, we may have to arrange to use the same or other airport facilities, slots and authorizations at higher rates. We cannot assure you that we would be able to gain access to other airport facilities, slots and authorizations or as to the terms upon which we could do so. Our inability to gain appropriate access to airport facilities, slots or other authorizations or a significant increase in our cost to do so would have a material adverse effect on our operating results and financial condition.

     In connection with the capacity purchase agreement, Continental Airlines provides a number of important passenger, aircraft and traffic handling services to us. Upon termination of the capacity purchase agreement, we would either need to provide these services internally or contract with a third party for them. We cannot assure you that we would be able to replace these services on a cost-effective basis.

IF WE MATERIALLY BREACH OUR CAPACITY PURCHASE AGREEMENT AND CONTINENTAL AIRLINES DOES NOT TERMINATE THE AGREEMENT, WE MAY BE FORCED TO FLY OUR AIRCRAFT FOR REDUCED RATES.

     If we materially breach the agreement (including for cause) and, for breaches other than cause, fail to cure the breach within 60 days after we receive notice of the breach, we will have to pay Continental Airlines an amount equal to the expected margin contained in the block hour rates for scheduled flights from the 60th day (or immediately, if the breach is for cause) until the breach is cured. This payment would reduce our revenue under the capacity purchase agreement and would have a material adverse effect on our operating results and financial condition.

CONTINENTAL AIRLINES MAY REDUCE THE LEVEL OF ITS COMMITMENT UNDER OUR CAPACITY PURCHASE AGREEMENT, WHICH COULD MATERIALLY REDUCE OUR REVENUE, EARNINGS, ABILITY TO REPAY OUR DEBT AND OUR EXPECTED GROWTH.

     The capacity purchase agreement covers all of our existing fleet as well as the 129 Embraer regional jets subject to firm orders at March 31, 2002. In response to the events of September 11, 2001, Continental Airlines accelerated the retirement of some of our turboprop aircraft and removed those aircraft from the capacity purchase agreement, as more fully described under "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Results of Operations -- Effects of September 11, 2001." Beginning July 1, 2004, Continental Airlines has the right to reduce the number of our regional jets covered by the agreement, as more fully described under "Business -- Our Capacity Purchase Agreement with Continental Airlines -- Scope of Agreement." Any future reduction in Continental Airlines' commitment under the capacity purchase agreement could have a material adverse effect on our revenue, earnings, ability to repay our debt and our expected growth.

     If Continental Airlines removes regional jet aircraft from the terms of the agreement, we would have the option to:

     - fly the released aircraft for another airline or under our own designator code, subject to our ability to obtain facilities, such as gates and slots, and our exclusive arrangement with Continental Airlines in its hub airports; or

     - decline to fly these aircraft and cancel the related subleases with Continental Airlines.

     If we elect to fly one or more of the aircraft released from the capacity purchase agreement, the interest rate implicit in calculating the scheduled lease payments will automatically increase by 200 basis points to compensate Continental Airlines for its continued participation in our lease financing arrangements, which would directly increase our expenses and decrease our earnings. In addition, we cannot assure you that we would be able to enter into a satisfactory agreement with another airline for the capacity released by Continental Airlines or, alternatively, fly successfully under our own flight designator code, including obtaining the necessary airport facilities and gates. So long as Continental Airlines is our largest customer, if we enter into a capacity purchase or other similar agreement with another major airline relating to 10 or more aircraft that is, in the aggregate, more favorable than Continental Airlines' agreement, Continental Airlines has the right to amend its agreement to be equally favorable. This "most favored nations" clause, as well as other provisions of the capacity purchase agreement described elsewhere in this prospectus, may limit our ability to enter into alternative arrangements with other major airlines.

     On the other hand, if we terminate any of our subleases, we will lose access to the aircraft subject to those subleases, which would reduce the size of our fleet and our future ability to generate revenue and cash flow.

CONTINENTAL AIRLINES MAY REQUIRE US TO SUBSTITUTE OUR EMBRAER OPTION AIRCRAFT FOR AIRCRAFT THAT HAVE BEEN REMOVED FROM THE TERMS OF THE CAPACITY PURCHASE AGREEMENT BUT THAT WE CONTINUE TO SUBLEASE FROM CONTINENTAL AIRLINES. THIS MAY RESULT IN A DECREASE IN OUR AIRCRAFT FLEET IF WE ARE UNABLE TO FINANCE OR OBTAIN POSSESSION OF THE OPTION AIRCRAFT.

     Continental Airlines may require us to substitute aircraft subject to our existing Embraer options for aircraft that have been removed from the terms of the capacity purchase agreement but that we continue to sublease from Continental Airlines. If Continental Airlines elects to do this, it will be entitled to terminate our sublease and take possession of the replaced aircraft on the option aircraft's scheduled delivery date, regardless of whether or not the aircraft has actually been delivered. We will be required to finance the option aircraft independent of Continental Airlines, and even if we are unable to finance the option aircraft or the option aircraft is not delivered for any other reason, Continental Airlines will still be entitled to cancel the sublease and take possession of the replaced aircraft, resulting in a decrease in the size of our aircraft fleet.

     Since we will be subject to a continuing risk of losing aircraft removed from the terms of the capacity purchase agreement that we sublease from Continental Airlines to the extent that we are not able to finance a replacement option aircraft or are otherwise unable to acquire it, we may be unable to enter into contracts with other carriers to sell the capacity of those aircraft.

OUR CAPACITY PURCHASE AGREEMENT WITH CONTINENTAL AIRLINES MAY RESULT IN LOSSES, PARTICULARLY IF OUR FUTURE COSTS ARE HIGHER THAN EXPECTED.

     Our capacity purchase agreement with Continental Airlines provides that we will receive block hour rates (based on a formula that will be used through December 31, 2004), plus performance incentives, for all of the scheduled flights that we provide on its behalf. The formula establishes our future block hour rates based, in part, upon our estimates of future costs and will adjust our future block hour rates for changes in some, but not all, of our costs. In addition, although the formula adjusts the rates we receive under the agreement to maintain our operating margin in any fiscal quarter within its specified range, some costs, including most labor costs higher than those reflected in our block hour rates and costs resulting from more flight cancellations than are anticipated under the agreement, are not taken into account in these adjustments. We cannot assure you that the estimates of our future costs will be accurate. In addition, although we have the opportunity to renegotiate our block hour rates for each year beginning in 2005 based on the methodology used for determining the formula currently in effect (including the 10% targeted operating margin), we have no right to terminate the capacity purchase agreement in the absence of a material breach of the agreement by Continental Airlines, which can unilaterally extend the agreement for a maximum term of 30 years. If the costs not subject to adjustment under the capacity purchase agreement exceed our expectations, Continental Airlines has no obligation to renegotiate the block hour rates that are in effect through December 31, 2004 and, for subsequent years, we may not be successful in renegotiating rates with Continental Airlines to our satisfaction. As a result, we may realize decreased profits or even losses under the agreement, we may be unable to generate sufficient cash flow to pay our debts on time and we may have to reduce our expansion plans. If any of these events occurs, our operating results and our financial condition would be adversely affected, possibly for a sustained period of time.

REDUCED UTILIZATION LEVELS OF OUR AIRCRAFT UNDER THE CAPACITY PURCHASE AGREEMENT WOULD REDUCE OUR REVENUE AND EARNINGS.

     The capacity purchase agreement does not require Continental Airlines to meet any minimum utilization levels for our aircraft. For example, after September 11, 2001, Continental Airlines reduced the number of our scheduled flights under the capacity purchase agreement, as more fully described under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations -- Effects of September 11, 2001." Even though the block hour rates adjust based on our aircraft utilization levels to compensate us for our fixed costs plus a margin, if our aircraft are underutilized (including taking into account the average length of the aircraft flight, known as stage length, and frequency of our scheduled flights), we will lose both the ability to recover a margin on the variable costs of flights that would have been flown if our aircraft were more fully utilized and the opportunity to earn incentive compensation on such flights, reducing our revenue and earnings.

CONTINENTAL AIRLINES' CONTRACT WITH ITS PILOTS MAY CAUSE IT TO REDUCE THE LEVEL OF CAPACITY IT PURCHASES FROM US OR INHIBIT ITS ABILITY TO INCREASE THE NUMBER OF FLIGHTS WE OPERATE UNDER THE CAPACITY PURCHASE AGREEMENT.

     Pilots at some major airlines have opposed efforts by their companies to utilize regional jets freely. While Continental Airlines' collective bargaining agreement with its pilots does not limit its purchasing capacity on our aircraft, the agreement becomes amendable in October 2002 and we cannot assure you that any future Continental Airlines collective bargaining agreement will not contain such a restriction. Any such restrictions may cause Continental Airlines to reduce the level of capacity it purchases from us, which could significantly reduce our revenue, earnings and expected growth.

OUR EXCLUSIVE ARRANGEMENT WITH CONTINENTAL AIRLINES AT ITS HUBS AND OTHER AIRPORTS LIMITS OUR ABILITY TO EXPAND OUR OPERATIONS.

     Our exclusive arrangement with Continental Airlines in the capacity purchase agreement prohibits us during its term from flying under our or another carrier's code in or out of Continental Airlines' hub airports (or from or to any other airport where Continental Airlines, together with its subsidiaries and all other regional jets operating under its code, operates an average of more than 50 flights per day in the future) without Continental Airlines' consent. See "Business -- Our Capacity Purchase Agreement with Continental
Airlines -- Exclusive Arrangement."

CONTINENTAL AIRLINES MAY COMPETE WITH US.

     The capacity purchase agreement does not prohibit Continental Airlines from flying or contracting with other regional airlines to fly regional jets that compete directly with routes that we serve outside of Continental Airlines' existing hub airports, or turboprops that compete directly with us on any of our routes. Beginning January 1, 2006, or earlier if there is a union-authorized strike at our company, Continental Airlines may fly or contract with other regional airlines to provide regional jet services to and from its existing hubs. In addition, if the Embraer ERJ-145XR aircraft does not meet its design or performance specifications and its delivery to us is cancelled or delayed by more than six months, unless we obtain regional jet aircraft with comparable performance specifications and offer to fly these aircraft for Continental Airlines at competitive rates, then Continental Airlines may fly or contract with other regional airlines to fly such aircraft to and from its existing hubs. As a result, under some circumstances, Continental Airlines may reduce the level of its commitment under our capacity purchase agreement and replace our capacity with its own aircraft, including any aircraft removed from the agreement and not retained by us, or the aircraft of another regional airline, which could have a material adverse effect on our revenue, earnings, ability to repay our debt and our expected growth.

WE ARE DEPENDENT ON CONTINENTAL AIRLINES' INFRASTRUCTURE AND THE SERVICES THAT CONTINENTAL AIRLINES PROVIDES TO US.

     We currently use Continental Airlines' systems, facilities and services to support some of our operations, including our information technology support, fuel purchasing, ground handling, catering, corporate accounting, insurance, purchasing, payroll, human resources, legal, tax and treasury administrative services. Following completion of this offering, Continental Airlines has agreed to continue to provide specified services to us at cost. For a description of these services, please read "Business -- Our Capacity Purchase Agreement with Continental Airlines." While Continental Airlines will continue to provide operational support services under the terms of the capacity purchase agreement, its provision of corporate support services will continue, subject to some exceptions, only for a limited period of time. See "Business -- Our Capacity Purchase Agreement with Continental Airlines -- Other Services." After the expiration or termination of these various arrangements, we may not be able to replace the services with a comparable quality of service or on terms and conditions as favorable as those we receive from Continental Airlines.

IF A CHANGE OF CONTROL OF OUR COMPANY OCCURS WITHOUT THE CONSENT OF CONTINENTAL AIRLINES, THE BLOCK HOUR RATES THAT WE WILL RECEIVE UNDER THE CAPACITY PURCHASE AGREEMENT WILL BE SUBSTANTIALLY REDUCED.

     Under the capacity purchase agreement, so long as Continental Airlines is our largest customer, if a change of control of our company occurs without the consent of Continental Airlines, our block hour rates under the capacity purchase agreement will be significantly reduced, which would have a material adverse effect on our operating results and financial condition.

     Under the capacity purchase agreement, a change of control of our company is defined as:

     - our merger or consolidation with a major airline, defined as an airline (other than Continental Airlines or its subsidiaries) that had more than $500 million of revenue (or, if we are the surviving entity in the transaction, $1 billion of revenue), adjusted for inflation, during the most recently completed fiscal year;

     - the acquisition by a major airline or group of major airlines acting in concert of more than 10% of our capital stock or voting rights;

     - the acquisition by any other entity or group of entities acting in concert, other than Continental Airlines and its subsidiaries and passive investors, of more than 25% of our capital stock or voting rights, unless such entity or group reduces its ownership to below this threshold within 30 days of the acquisition;

     - our acquisition of more than 10% of the capital stock of an airline (other than Continental Airlines or its subsidiaries) that had more than $1 billion of revenue, adjusted for inflation, during the most recently completed fiscal year, or airline assets that generated more than $1 billion of revenue during the most recently completed fiscal year;

     - our merger or consolidation with another entity following which our stockholders own less than a majority of the voting securities of the surviving entity;

     - the sale or other disposition of all or substantially all of our airline assets to a major airline;

     - the liquidation or dissolution of our company in connection with which we cease operations as an air carrier;

     - a majority of our directors not consisting of either our current directors or individuals nominated by a majority of our board of directors; or

     - our entering into definitive agreements relating to the foregoing matters.

     The existence of these provisions in the capacity purchase agreement limits our ability to negotiate or consummate the sale of all or part of our business to another entity or otherwise participate in any further consolidation in the airline industry. See "-- Risks Associated with the Airline
Industry -- Substantial consolidation in the airline industry could adversely affect us."

RISKS RELATED TO OUR BUSINESS AND OPERATIONS

RECENT TERRORIST ATTACKS HAVE ADVERSELY AFFECTED, AND MAY CONTINUE TO ADVERSELY AFFECT, OUR FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS.

     The terrorist attacks of September 11, 2001 involving commercial aircraft adversely affected our financial condition, results of operations and prospects, and the airline industry generally. Among the effects we experienced from the September 11, 2001 terrorist attacks were significant flight disruptions caused by the grounding of the U.S. airline industry's fleet imposed by the Federal Aviation Administration, or FAA, significantly increased security obligations, significantly reduced load factors and resulting changes in our capacity purchase arrangement with Continental Airlines, as more fully described under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations -- Effects of September 11, 2001." Some of these effects continue to affect us, although they have been mitigated somewhat by recently increased traffic, the Air Transportation Safety and System Stabilization Act (the "Stabilization Act") and our cost-cutting measures. However, further terrorist attacks using commercial aircraft could result in another grounding of our fleet, would likely result in significant reductions in load factor and could lead to further adjustments in our capacity purchase arrangement with Continental Airlines. In addition, terrorist attacks not involving commercial aircraft, or other world events, could result in decreased load factors for airlines, including us, and could also result in increased costs.

     As a result of the terrorist attacks or other related world events, certain aviation insurance could become unavailable or available only for reduced amounts of coverage that are insufficient to comply with the levels of insurance coverage required by aircraft lenders and lessors or required by applicable government regulations. Additionally, war-risk coverage or other insurance might cease to be available to our vendors, or might be available only at significantly increased premiums or for reduced amounts of coverage, which could adversely impact our operations or costs.

     Due in part to the lack of predictability of future traffic and load factors and the resulting impact on the utilization of our aircraft by Continental Airlines, we are currently unable to estimate the long-term impact on us of the events of September 11, 2001 and the sufficiency of our financial resources to absorb that impact. However, given the magnitude of these unprecedented events and their potential subsequent effects, the adverse impact to our financial condition, results of operations and prospects may be material.

THE AVIATION AND TRANSPORTATION SECURITY ACT MAY IMPOSE ADDITIONAL COSTS AND CAUSE SERVICE DISRUPTIONS.

     In November 2001, the President signed into law the Aviation Security Act. This law federalizes substantially all aspects of civil aviation security, creating a new Transportation Security Administration under the Department of Transportation. Under the Aviation Security Act, all security screeners at airports will be federal employees, and significant other elements of airline and airport security will be overseen and performed by federal employees, including federal security managers, federal law enforcement officers, federal air marshals and federal security screeners. Among other matters, the law mandates improved flight deck security, deployment of federal air marshals onboard flights, improved airport perimeter access security, airline crew security training, enhanced security screening of passengers, baggage, cargo, mail, employees and vendors, enhanced training and qualifications of security screening personnel, additional provision of passenger data to U.S. Customs, and enhanced background checks. Funding for airline and airport security under the law is provided by a new $2.50 per enplanement ticket tax (subject to a $5 per one-way trip cap), and a new annual fee on air carriers in an amount not to exceed the amounts paid in calendar year 2000 by air carriers for screening passengers and property. Air carriers began collecting the new ticket tax from passengers, and became subject to the new fee on air carriers, on February 1, 2002. The law requires that the Undersecretary of Transportation for Security assume all the civil aviation security functions and responsibilities related to passenger screening called for under the law beginning February 17, 2002, and provides that the Undersecretary may assume existing contracts for the provision of passenger screening services at U.S. airports for up to 270 days from that date, after which all security screeners must be federal employees. The law also requires that all checked baggage be screened by explosives detection systems by December 31, 2002, which will require significant equipment acquisition by the government and may require facility and baggage process changes to implement. Although many of these costs are borne by Continental Airlines through our capacity purchase agreement, implementation of the requirements of the Aviation Security Act may result in increased costs for us and passengers and may result in delays and disruptions to air travel.

WE HAVE SUBSTANTIAL DEBT OBLIGATIONS, AND WE MAY NOT BE ABLE TO GENERATE SUFFICIENT CASH FLOW OR OTHERWISE RAISE FUNDS TO MAKE REQUIRED PAYMENTS.

     After application of our proceeds of this offering, we expect to have $415.1 million of outstanding indebtedness attributable to our note payable to Continental Airlines. Accrued interest is currently payable quarterly, and installments of $27.9 million in principal and accrued interest are due quarterly beginning March 31, 2003, with the entire unpaid balance due on March 31, 2007. There can be no assurance that we will generate sufficient cash or otherwise raise funds to make these interest or principal payments when due or that we will be able to refinance the note at maturity. If we do not make these payments in a timely manner, Continental Airlines can reduce its monthly payments to us under the capacity purchase agreement to the extent necessary to set off our defaulted payments. Even if we are able to timely service our debt obligations, their size could negatively affect our operations in various ways, including increasing the cost, or limiting the availability, of additional financing for working capital, capital acquisitions or other purposes and limiting the ways in which we can use our cash flow. Under the terms of our agreements with Continental Airlines, (a) until the first anniversary of the closing of this offering, we cannot issue any of our or our subsidiaries' capital stock (except in connection with our employee benefit plans) and (b) between the first anniversary and the second anniversary of the offering, if we or any of our subsidiaries issue or sell any capital stock of our company or any of our subsidiaries, other than issuances or sales in connection with our employee benefit plans, we are required to use 75% of the net proceeds from that sale to make a principal payment on the note, unless in either case we receive Continental Airlines' consent or at such time Continental Airlines and its controlled affiliates own less than 20% of our outstanding shares of common stock.

OUR TAX AGREEMENT WITH CONTINENTAL AIRLINES INCREASES OUR EXPOSURE TO CONTINENTAL AIRLINES' FINANCIAL HEALTH.

     We expect that our internal reorganization will reduce the amounts we must pay in the future to various tax authorities as a result of increasing the tax basis of our tangible and intangible assets. We have agreed in our tax agreement with Continental Airlines to pay to Continental Airlines substantially all of the amount by which our tax payments to various tax authorities are reduced, which could be as much as approximately $300 million over 15 years or longer. See "Business -- Our Company -- Our Internal Reorganization" and "Our Agreements with Continental Airlines -- Tax Agreement." After paying these reduced amounts to tax authorities, if it is determined as a result of an income tax audit or examination that any significant amount of these tax benefits should not have been available, and, as a result, we must pay additional taxes and/or penalties to one or more tax authorities, and if at that time Continental Airlines were insolvent or bankrupt or otherwise unable to pay us under its indemnification of us for these amounts, then we could be materially adversely affected.

WE MAY EXPERIENCE DIFFICULTY FINDING, TRAINING AND RETAINING EMPLOYEES, WHICH MAY INTERFERE WITH OUR EXPANSION PLANS.

     Our business is labor-intensive; we require large numbers of pilots, flight attendants, mechanics and other personnel. We anticipate that our expansion plans will require us to locate, hire, train and retain a significant number of new employees over the next several years. If we are unable to hire and retain qualified employees at a reasonable cost, we may be unable to complete our expansion plans, which could adversely affect our operating results and our financial condition.

     The airline industry from time to time experiences a shortage of qualified personnel, specifically pilots and mechanics. In addition, as is common with most of our competitors, we face considerable turnover of our employees. Our pilots often leave to work for major airlines, which generally offer higher salaries than regional airlines are able to offer. We and Continental Airlines have a "flow through" agreement in place with our pilots' and mechanics' unions under which we may lose a large number of our pilots and mechanics to Continental Airlines. These flow-through agreements will terminate when Continental Airlines owns less than 50% of our outstanding common stock. Under the terms of these flow-through agreements, some of our pilots and mechanics have preferential rights to be hired by Continental Airlines when positions become available, and Continental Airlines' pilots that have been furloughed (terminated with preferential rights to be rehired) have the option to fly for our company and replace our pilots. Since September 11, 2001, Continental Airlines has furloughed a total of 439 pilots. Of this number, 233 pilots took positions at our company, contributing to the furlough of 386 of our pilots. Should pilot positions become available at Continental Airlines, our pilots who were furloughed by Continental Airlines will likely elect to return to Continental Airlines. We may have difficulty replacing these pilots. Moreover, until the termination of these flow-through arrangements, additional hiring by Continental Airlines or additional furloughs by Continental Airlines may cause further turnover of our employees.

     In addition, after termination of the flow-through agreement, we may experience difficulty in hiring pilots and mechanics if they prefer to work for regional airlines that have a similar flow-through agreement or relationship in place with a major airline. We cannot assure you that we will be able to locate, hire, train and retain the qualified employees that we need to carry out our expansion plans or replace departing employees.

INCREASES IN OUR LABOR COSTS, WHICH CONSTITUTE A SUBSTANTIAL PORTION OF OUR TOTAL OPERATING COSTS, MAY DIRECTLY IMPACT OUR EARNINGS.

     Labor costs constitute a significant percentage of our total operating costs, and we have experienced pressure to increase wages and benefits for our employees. For example, during 2001, our labor costs constituted approximately 23.6% of our total operating costs (excluding the Stabilization Act grant). Under our capacity purchase agreement with Continental Airlines, our block hour rates contemplate labor costs that increase on a set schedule through 2004. We are responsible for our labor costs, and we will not be entitled to receive increased payments for our flights if our labor costs increase above the assumed costs included in the block hour rates. In addition, although the capacity purchase agreement provides for adjustments to the rates we receive under the agreement to maintain our operating margin in any fiscal quarter within a specified range, the effects of our labor costs are not taken into account in these adjustments. As a result, an unplanned increase in our labor costs could result in a material reduction in our earnings. We have entered into collective bargaining agreements with our pilots, mechanics, dispatchers and flight attendants, which are amendable in October 2002, February 2004, July 2004 and December 2004, respectively. We cannot assure you that future agreements with our employees' unions will be on terms in line with our expectations or comparable to agreements entered into by our competitors, and any future agreements may increase our labor costs or otherwise adversely affect us.

ANY STRIKES OR LABOR DISPUTES WOULD ADVERSELY AFFECT OUR ABILITY TO CONDUCT OUR BUSINESS AND COULD RESULT IN TERMINATION OF THE CAPACITY PURCHASE AGREEMENT OR SIGNIFICANT REDUCTIONS IN THE BENEFITS OF THE AGREEMENT TO US.

     If we are unable to reach agreement with any of our unionized work groups on the terms of their collective bargaining agreements, we may be subject to work interruptions and/or stoppages. Any sustained work stoppages could adversely affect our ability to conduct our operations and fulfill our obligations under the capacity purchase agreement. Under the capacity purchase agreement, a number of adverse consequences could result from a strike or a work stoppage. Upon the occurrence of a union-authorized strike, the capacity purchase agreement provides that:

     - we will no longer have the right to be Continental Airlines' exclusive provider of regional jets in or out of its hubs in Houston, Cleveland and Newark through January 1, 2006, regardless of the length of the strike;

     - we will be compensated only for the flights we complete, and will not be compensated for any controllable or uncontrollable cancellations regardless of our historical cancellation rates;

     - on each of the 2nd, 15th, 30th, 45th, 60th and 75th days of the strike, Continental Airlines will be entitled to terminate our subleases for, and take immediate possession of, up to 20 of our aircraft that are covered by the capacity purchase agreement, to a maximum of 120 aircraft if the strike extends to the 75th day;

     - we will be required to provide to Continental Airlines or its designee, for the duration of the strike and 180 days thereafter and at market rates, first-priority access to all of our flight simulators, hangars, training and other facilities and inventory to the extent necessary to enable Continental Airlines or its designee to operate any aircraft of which Continental Airlines takes possession as a result of the strike; and

     - if the strike continues for 90 days or more, Continental Airlines is entitled to terminate the capacity purchase agreement for cause, cancel our subleases and take immediate possession of all of the aircraft covered by the capacity purchase agreement.

     In addition, a labor disruption other than a union-authorized strike may cause us to be in material breach of the capacity purchase agreement. Under the capacity purchase agreement, whenever we fail to complete at least 90% of our aggregate scheduled flights (based on available seat miles) in three consecutive calendar months or at least 75% of our aggregate scheduled flights (based on available seat miles) in any 45-day period (in each case, excluding flights cancelled due to union-authorized labor strikes, weather, air traffic control or non-carrier specific airworthiness directives or regulatory orders), we will be deemed to be in material breach of the capacity purchase agreement. A labor disruption other than a union-authorized strike could cause us to fail to meet these completion requirements and, as a result, cause us to be in material breach of the capacity purchase agreement. If Continental Airlines gives us notice of such a material breach and we fail to cure the breach within 60 days, or if there is a union-authorized labor strike that lasts more than 60 days, we will have to pay Continental Airlines an amount equal to the expected margin contained in the block hour rates for scheduled flights from the 60th day until the breach is cured. In addition, if we fail to cure the breach within 90 days after notice of the breach, Continental Airlines may terminate the capacity purchase agreement.

     We may also be adversely affected by a labor disruption at Continental Airlines, which might prevent us from operating all of our flights, might cause Continental Airlines to reduce its utilization of our aircraft or might result in labor disruptions by our employees.

OUR HISTORICAL FINANCIAL RESULTS AS A SUBSIDIARY OF CONTINENTAL AIRLINES ARE NOT REPRESENTATIVE OF OUR RESULTS AS A STAND-ALONE ENTITY.

     The historical financial information we have included in this prospectus does not reflect what our financial position, results of operations or cash flows would have been had we been a stand-alone entity during the periods presented. Until January 1, 2001, we were operated essentially as a cost center of Continental Airlines providing passengers to its mainline jet operations. Our scheduling, pricing and revenue management were designed and operated to increase overall system revenue rather than to maximize the profitability on flight segments we operated. As a result, we have a history of operating losses.

     Moreover, our historical financial statements for periods prior to January 1, 2001 reflect a revenue-sharing arrangement between us and Continental Airlines that is different from our current capacity purchase agreement, which became effective on January 1, 2001. Under our former revenue-sharing arrangement, we received a prorated percentage of the ticket revenue for passengers traveling one portion of their trip on our aircraft and the other portion of their trip on Continental Airlines' aircraft, and all of the ticket revenue for passengers traveling all of their trips solely on our aircraft. All of the costs associated with our flights were either borne directly by us or otherwise allocated to us by Continental Airlines. Under our former revenue-sharing arrangement, we realized increased revenue as ticket prices and passenger loads increased and decreased costs as fuel and other costs decreased. Conversely, we realized decreased revenue as ticket prices and passenger loads decreased and increased costs as fuel and other costs increased. Under our current capacity purchase agreement, we receive from Continental Airlines payments for each scheduled block hour that do not fluctuate as a result of ticket prices or (other than a small per passenger payment) passenger loads.

     In addition, our historical costs and expenses reflect charges from Continental Airlines for some customer services, centralized corporate services and infrastructure costs. These allocations were determined based on either actual costs or what we and Continental Airlines considered to be reasonable reflections of the cost of the services provided to us. These expense allocations may not be indicative of what our expenses will be in the future.

     We may experience significant changes in our revenue, cost structure, funding and operations as a result of being a publicly traded, stand-alone company. We cannot assure you that these changes will not materially adversely affect our operating results and our financial condition.

OUR CREDIT STATUS COULD DECLINE AS A RESULT OF OUR OPERATING SEPARATELY FROM CONTINENTAL AIRLINES, AND AS A RESULT, WE MAY FACE INCREASED BORROWING COSTS, MORE RESTRICTIVE COVENANTS AND REDUCED AMOUNTS OF CREDIT, WHICH MAY RESULT IN A REDUCTION IN THE SIZE OF OUR FLEET OR IMPAIR OUR ABILITY TO FLY FOR OTHER CARRIERS.

     Our operation as a separate entity from Continental Airlines may have a negative impact on our ability to obtain credit on terms similar to those we were able to obtain previously. Historically, Continental Airlines has provided financing and credit support to us. We expect that, except as required by the capacity purchase agreement, Continental Airlines will not continue to provide us financing and credit support. As a result, we may face increased borrowing costs, more restrictive covenants and reduced credit from lenders and suppliers, all of which would adversely affect our operating results, financial condition and our ability to raise capital to pursue our growth strategy.

     Under the capacity purchase agreement and agreements with Embraer, Continental Airlines will acquire or lease from Embraer or its designee all of our current firm order aircraft and sublease these aircraft to us, although neither we nor Continental Airlines has any obligation to acquire or lease any of these aircraft that are not financed by a third party and leased to us or Continental Airlines. In addition, Continental Airlines is not required to provide any financing for our Embraer option aircraft or any other aircraft that we may acquire. In addition, Continental Airlines may require us to substitute aircraft subject to our existing Embraer options for aircraft that have been removed from the terms of the capacity purchase agreement and that we sublease from Continental Airlines. If Continental Airlines elects to do this, it will be entitled to terminate our sublease and take possession of the replaced aircraft on the option aircraft's scheduled delivery date, regardless of whether the option aircraft is actually delivered or we are able to finance its acquisition. Continental Airlines may also terminate the sublease relating to, and take possession of, any of our aircraft that has been removed from the terms of the capacity purchase agreement to the extent that Continental Airlines provides us with an equivalent replacement aircraft. We will be required to use commercially reasonable efforts to finance the replacement aircraft. If we are unable to obtain financing after using commercially reasonable efforts, we will not be required to exchange our aircraft for the replacement aircraft. However, we cannot assure you that, if Continental Airlines exercises its rights to replace an aircraft and we are able to obtain financing, the terms of any alternative financing will be comparable to those in the subleases with Continental Airlines.

WE MAY NOT BE SUCCESSFUL IN IMPLEMENTING OUR GROWTH STRATEGY.

     In order to meet our growth objectives, we have contracted to add a substantial number of additional aircraft to our fleet over the next several years. Substantial risks accompany our growth plans. Some factors that may impact our growth plans include:

     - the likelihood and structure of continued business relations with Continental Airlines, and Continental Airlines' elections about the inclusion of our aircraft under the capacity purchase agreement;

     - demand for regional air transportation, principally in Houston and Cleveland, and the actual physical availability for growth at airports in Cleveland and Newark;

     -  the general condition of the U.S. economy;

     - our ability to hire, train and retain enough pilots, flight crews and mechanics for our aircraft;

     - our ability to obtain and finance enough new Embraer regional jets and other aircraft;

     - our ability to obtain the financing necessary to pay for expansion at acceptable rates; and

     -  our ability to operate and manage a larger enterprise cost-effectively.

     Many of these factors are beyond our control. If we are incorrect in our assessment of the profitability and feasibility of our growth plans, or if unforeseen circumstances arise, we may not be able to grow as planned or our growth may have an adverse effect on our operating results and our financial condition.

NEITHER WE NOR CONTINENTAL AIRLINES MAY BE ABLE TO OBTAIN THE FACILITIES, GATES OR SLOTS NECESSARY TO ACHIEVE OUR EXPANSION PLANS.

     We have agreed with Continental Airlines to increase the number of aircraft we operate on its behalf. Additional ground and maintenance facilities, including gates and slots, and support equipment will be required to operate the additional aircraft. Continental Airlines leases most of the airport facilities that we use to fulfill our obligations under the capacity purchase agreement. Due to the limited supply of airport facilities, there can be no assurance that we or Continental Airlines will be able to obtain these facilities, gates and slots required for our proposed expansion on a timely basis. The failure to obtain these facilities, gates or slots could adversely affect our operating results and our financial condition.

WE MAY BE UNABLE TO OBTAIN ALL OF THE AIRCRAFT, PARTS OR RELATED SUPPORT SERVICES WE EXPECT TO OBTAIN FROM EMBRAER OR OTHERWISE OPERATE THE AIRCRAFT, WHICH COULD HAVE A MATERIAL ADVERSE IMPACT ON OUR OPERATING RESULTS AND OUR FINANCIAL CONDITION.

     As of March 31, 2002, we had firm orders with Embraer for 129 regional jets through 2005 and options to acquire an additional 100 regional jets that are exercisable from 2005 through 2007. We are dependent on Embraer as the manufacturer of all of these jets and we are Embraer's largest customer. Any disruption or change in the delivery schedule of these Embraer regional jets would affect our overall operations and could have a material adverse impact on our operating results and our financial condition.

     A number of factors may limit or preclude our ability to obtain these regional jets from Embraer, including:

     - Embraer could refuse, or may not be financially able, to perform its obligations under the purchase agreement for the delivery of the regional jets;

     - a fire, strike or other event could occur that affects Embraer's ability to completely or timely fulfill its contractual obligations; and

     - we may not receive the committed financing related to our leasing or other acquisition of some of the Embraer regional jets.

     Additionally, our firm orders and options to obtain regional jets include 204 Embraer ERJ-145XR aircraft. These are extended-range versions of our current ERJ-145 aircraft. Although the type of wings and engines on the ERJ-145XR aircraft are currently being used on other aircraft, the ERJ-145XR is a new model that has no flying history. We are not obligated to take the ERJ-145XR aircraft if they are not certified to fly as expected. If the ERJ-145XR is not certified or if the timing of certification is delayed, our growth plans may be adversely affected. In addition, if the Embraer ERJ-145XR aircraft does not meet its design or performance specifications and its delivery to us is cancelled or delayed by more than six months, unless we obtain regional jet aircraft with comparable performance specifications and offer to fly these aircraft for Continental Airlines at competitive rates, then Continental Airlines may fly or contract with other regional airlines to fly such aircraft to and from its existing hubs. We cannot assure you that the ERJ-145XR airplane will be certified to achieve the expected operational performance on a timely basis, if ever, or that we would be able to obtain suitable substitute aircraft, if necessary.

     Our operations could also be materially adversely affected by the failure or inability of Embraer to provide sufficient parts or related support services on a timely basis or the interruption of fleet service as a result of unscheduled or unanticipated maintenance requirements for our aircraft. The issuance of Federal Aviation Administration, or FAA, directives restricting or prohibiting the use of Embraer regional jets would have a material adverse effect on our business and operations.

RISKS ASSOCIATED WITH THE AIRLINE INDUSTRY

OUR INDUSTRY HAS BEEN SUBJECT TO A NUMBER OF STRIKES.

     Our industry has been subject to a number of strikes that would have implicated a number of the adverse consequences described above if we were a party to the strikes. For example, Comair, a regional carrier affiliated with Delta Air Lines, was in negotiations with the Air Line Pilots Association, the union that represents Comair's approximately 1,300 pilots (as well as our pilots), regarding a new collective bargaining agreement to replace the existing pilot contract that became amendable in June 1998. After an agreement could not be reached, Comair pilots began a strike on March 26, 2001, which continued until June 22, 2001. As a result of the strike, Comair reduced the size of its fleet by more than 30 planes and announced a reduction of 400 pilot positions. Any new collective bargaining agreements entered into by other regional carriers, such as Comair, may result in higher industry wages and increased pressure on us to increase the wages and benefits of our employees. In addition, if we were subject to a 90-day strike, a duration similar to that of the Comair strike, Continental Airlines would be entitled to terminate our capacity purchase agreement for cause and take possession of our aircraft subject to the agreement.

INCREASED FARE COMPETITION IN THE AIRLINE INDUSTRY ALONG WITH COMPETITION FROM OTHER FORMS OF TRANSPORTATION AND COMMUNICATION COULD ADVERSELY AFFECT OUR OPERATING RESULTS AND OUR FINANCIAL CONDITION.

     The airline industry is highly competitive. We compete not only with other regional airlines, some of which are owned by or operate as code-sharing partners of major airlines including Continental Airlines, but also with low-fare airlines and major airlines on many of our routes. Some of these airlines are larger and have significantly greater financial and other resources than we do. Moreover, competitors could rapidly enter markets we serve for Continental Airlines and quickly discount fares, which could lessen the economic benefit of our regional jet operations to Continental Airlines. The airline industry is particularly susceptible to price discounting because airlines incur only nominal variable costs to provide service to passengers occupying otherwise unsold seats. Increased fare competition could adversely affect our operating results and our financial condition.

     In addition to traditional competition among airlines, the industry faces competition from ground and sea transportation alternatives. Video teleconferencing and other methods of electronic communication may add a new dimension of competition to the industry as businesses and leisure travelers seek lower-cost substitutes for air travel.

WE MAY INCUR ADDITIONAL COSTS TO COMPLY WITH REGULATIONS.

     As evidenced by the enactment of the Aviation Security Act, airlines are subject to extensive regulatory and legal compliance requirements that result in significant costs. The FAA from time to time issues directives and other regulations relating to the maintenance and operation of aircraft that require significant expenditures. Some FAA requirements cover, among other things, retirement of older aircraft, security measures, collision avoidance systems, airborne windshear avoidance systems, noise abatement and other environmental concerns, commuter aircraft safety and increased inspections and maintenance procedures to be conducted on older aircraft. We expect to continue incurring expenses to comply with the FAA's regulations. In addition, if any of these actions by the FAA causes us to cancel flights, the resulting reduction in our revenue is not taken into account in the reconciliation payment made under the capacity purchase agreement to maintain our operating margin within a specified range.

     Additional laws, regulations, taxes and airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce revenue. Additionally, because of significantly higher security and other costs incurred by airports after September 11, 2001 and because reduced landing weights since September 11, 2001 have reduced the fees airlines pay to airports, many airports are significantly increasing their rates and charges to air carriers. Restrictions on the ownership and transfer of airline routes and takeoff and landing slots have also been proposed. The ability of U.S. carriers to operate international routes is subject to change because the applicable arrangements between the United States and foreign governments may be amended from time to time, or because appropriate slots or facilities are not made available. We cannot assure you that laws or regulations enacted in the future will not adversely affect us.

WE MAY BE AFFECTED BY FACTORS BEYOND OUR CONTROL, INCLUDING WEATHER CONDITIONS AND THE AVAILABILITY AND COST OF FUEL.

     Generally, revenue for airlines depends on the number of passengers carried, the fare paid by each passenger and service factors, such as timeliness of departure and arrival. During periods of fog, icy conditions, storms or other adverse weather conditions, flights may be cancelled or significantly delayed. Under our capacity purchase agreement with Continental Airlines, we are substantially protected against cancellations due to weather or air traffic control. However, if we decide in the future to operate our aircraft for another airline or under our own flight designator code, we may not be protected against weather or air traffic control cancellations, which could adversely affect our operating results and our financial condition.

     In addition, if we operate our aircraft for another airline or under our own flight designator code, we could be exposed to the risk of increased fuel prices. Both the cost and availability of fuel are subject to many economic and political factors and events occurring throughout the world. Our ability to pass on increased fuel costs through fare increases would be limited by several factors, including economic and competitive conditions. In addition, if the unavailability of fuel causes us to cancel flights, the resulting reduction in our revenue is not taken into account in the reconciliation payment made under the capacity purchase agreement to maintain our operating margin within a specified range. The cost and availability of adequate supplies of fuel could have a material adverse effect on our operating results and our financial condition in the future.

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

SUBSTANTIAL CONSOLIDATION IN THE AIRLINE INDUSTRY COULD ADVERSELY AFFECT US.

     Since its deregulation in 1978, the U.S. airline industry has undergone substantial consolidation, and it may in the future experience additional consolidation. For example, in April 2001, American Airlines acquired the majority of Trans World Airlines, Inc.'s assets. Continental Airlines routinely monitors changes in the competitive landscape and engages in analysis and discussions regarding its strategic position, including potential alliances and business combination transactions. Any additional consolidation or significant alliance activity within the airline industry could adversely affect our operations, our business prospects and our relationship with Continental Airlines.

RISKS RELATED TO CONTINENTAL AIRLINES' OWNERSHIP OF OUR COMPANY

CONTINENTAL AIRLINES, AS LONG AS IT OWNS A SIGNIFICANT PORTION OF OUR COMMON STOCK, WILL BE ABLE TO CONTROL OR SUBSTANTIALLY INFLUENCE US.

     After the completion of this offering, Continental Airlines will own approximately 59.4% of our common stock, or 53.3% if the over-allotment option from Continental Airlines is exercised in full. So long as Continental Airlines owns a majority of our outstanding common stock, our other stockholders, by themselves, will not be able to affect the outcome of any stockholder vote. Moreover, as long as Continental Airlines owns a significant portion of our outstanding common stock, Continental Airlines will be able to control or substantially influence the election of our board of directors and all other matters affecting our company, including:

     - the composition of our board of directors and, through the board, any determination about our business direction and policies, including the appointment and removal of officers;

     - the determination of incentive compensation, which may affect our ability to attract and retain key employees;

     -  any determinations about mergers or other business combinations;

     -  our acquisition or disposition of assets;

     -  our financing decisions and our capital raising activities;

     -  the payment of dividends on our common stock; and

     - the amendment of our restated certificate of incorporation or restated bylaws.

     Continental Airlines owns the sole share of our special voting preferred stock, which provides it with, among other things, the right to elect a designated number of our directors based on the percentage of our common stock that it owns, as described in "Description of Capital Stock -- Preferred
Stock -- Special Voting Preferred Stock." In addition, under and for the term of the capacity purchase agreement, Continental Airlines has the right to designate one individual to our board of directors (who will not be a director, officer or employee of Continental Airlines) after Continental Airlines is no longer entitled to elect any directors to our board of directors under the terms of our special voting preferred stock held by Continental Airlines.

WE MAY HAVE CONFLICTS OF INTEREST WITH CONTINENTAL AIRLINES, AND BECAUSE OF CONTINENTAL AIRLINES' CONTROLLING OWNERSHIP, WE MAY NOT BE ABLE TO RESOLVE THESE CONFLICTS ON AN ARM'S LENGTH BASIS.

     Conflicts of interest may arise between Continental Airlines and us in a number of areas, including:

     - our respective rights and obligations under the capacity purchase agreement;

     - the nature and quality of the services Continental Airlines has agreed to provide to us and the services we have agreed to provide to Continental Airlines;

     -  solicitation and hiring of employees from each other;

     -  the terms of our collective bargaining agreements;

     - the timing and manner of any sales or distributions by Continental Airlines of all or any portion of its ownership interest in our company;

     - amendments to any of the existing agreements between us and Continental Airlines;

     - actions and decisions of legislative bodies and administrative agencies; and

     -  our dividend policy.

     We may not be able to resolve any potential conflicts with Continental Airlines, and, even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party.

     Additionally, under our restated certificate of incorporation, we have renounced any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunities presented to Continental Airlines or any of its affiliates from any source other than us. Therefore, if Continental Airlines becomes aware of a potential transaction that may be a corporate opportunity for both Continental Airlines and us, Continental Airlines will have no duty to communicate or offer this corporate opportunity to us. In addition, our directors appointed by Continental Airlines will not be liable for breach of any fiduciary duty if they refer a potential opportunity to Continental Airlines instead of us, and Continental Airlines will have no fiduciary duty to us or our stockholders should it pursue or acquire a corporate opportunity for itself, direct the corporate opportunity to another person or fail to communicate information regarding such corporate opportunity to us.

THE AGREEMENTS BETWEEN US AND CONTINENTAL AIRLINES WERE NOT MADE ON AN ARM'S LENGTH BASIS, AND MAY NOT BE FAIR TO US.

     The capacity purchase agreement, the tax sharing agreement and the other contractual agreements we have with Continental Airlines were made in the context of an affiliated relationship and were negotiated in the overall context of this offering. In addition, these agreements may be amended from time to time upon agreement between the parties and, as long as Continental Airlines is a significant stockholder, it will have a significant influence over our decision to agree to any such amendments. As a result of Continental Airlines' control of us when these agreements were negotiated or may be amended, the prices and other terms under these agreements may be less favorable to us than terms we might obtain in arm's length negotiations with unaffiliated third parties for similar services. In addition, these agreements may be more favorable to us than terms we might obtain in any arm's length negotiations. As a result, the terms of these agreements may not be representative of the terms of future agreements that we may enter into with unaffiliated third parties.

OUR DIRECTORS MAY HAVE POTENTIAL CONFLICTS OF INTEREST BECAUSE OF THEIR OWNERSHIP OF CONTINENTAL AIRLINES COMMON STOCK. IN ADDITION, SOME OF OUR DIRECTORS WILL ALSO BE DIRECTORS OR EXECUTIVE OFFICERS OF CONTINENTAL AIRLINES.

     Some of our directors own Continental Airlines common stock and participate in incentive compensation programs of Continental Airlines. This could create, or appear to create, potential conflicts of interest when directors and officers are faced with decisions that could have different implications for Continental Airlines than they do for us. In addition, five of our directors, including our chairman, are also directors or executive officers of Continental Airlines. These directors will owe fiduciary duties to the stockholders of each company and may have conflicts of interest in matters involving or affecting us and Continental Airlines.

RISKS RELATED TO THE SECURITIES MARKETS AND OWNERSHIP OF OUR COMMON STOCK

SUBSTANTIAL SALES OF OUR COMMON STOCK BY CONTINENTAL AIRLINES OR OTHERS MAY OCCUR FOLLOWING THE COMPLETION OF THIS INITIAL PUBLIC OFFERING. THESE SALES COULD CAUSE THE STOCK PRICE OF OUR COMMON STOCK TO DECLINE.

     We have been advised by Continental Airlines that it currently does not intend to remain a stockholder of our company over the long term. Continental Airlines has agreed not to sell any shares of our common stock without the consent of Salomon Smith Barney Inc. for a period of 180 days from the date of this prospectus. Following the expiration of this 180-day period, Continental Airlines will likely sell some or all of its shares of our common stock, subject to market conditions. We have entered into a registration rights agreement, which provides that Continental Airlines and its transferees, subject to the 180-day lock-up period, will have the right to require us to register their shares of our common stock under U.S. securities laws for sale into the public market. Any sales of substantial amounts of our common stock in the public market, or the perception that these sales might occur, could lower the market price of our common stock.

THE INITIAL PUBLIC OFFERING PRICE OF OUR COMMON STOCK MAY NOT BE INDICATIVE OF THE MARKET PRICE OF OUR COMMON STOCK AFTER THIS OFFERING. IN ADDITION, OUR STOCK PRICE MAY BE VOLATILE.

     Prior to this offering, Continental Airlines held all of our outstanding common stock, and, therefore, there has been no public market for our common stock. We cannot assure you that an active market for our common stock will develop or be sustained after this offering. The initial public offering price of our common stock will be determined by negotiations among Continental Airlines, representatives of the underwriters and us, based on numerous factors that we discuss in the "Underwriting" section of this prospectus. This price may not be indicative of the market price for our common stock after this initial public offering. The market price of our common stock could be subject to significant fluctuations after this offering, and may decline below the initial public offering price. You may not be able to resell your shares at or above the initial public offering price. Among the factors that could affect our stock price are:

     -  our operating and financial performance and prospects;

     - quarterly variations in the rate of growth of our financial indicators, such as earnings per share, net income and revenue;

     - changes in revenue or earnings estimates or publication of research reports by analysts;

     -  speculation in the press or investment community;

     - strategic actions by us or our competitors, such as acquisitions or restructurings;

     - sales of our common stock or other actions by investors with significant shareholdings or by Continental Airlines;

     -  general market conditions; and

     - domestic and international economic, legal and regulatory factors unrelated to our performance.

     The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

PROVISIONS IN OUR CHARTER DOCUMENTS, OUR RIGHTS AGREEMENT, DELAWARE LAW AND OUR CAPACITY PURCHASE AGREEMENT MAY INHIBIT AN ACQUISITION OF OUR COMPANY, WHICH COULD ADVERSELY AFFECT THE VALUE OF OUR COMMON STOCK.

     Our restated certificate of incorporation, restated bylaws, special voting preferred stock and our rights agreement, as well as Delaware corporate law, contain provisions that could delay or prevent a change of control or changes in our management that a stockholder might consider favorable. These provisions generally become effective at the time Continental Airlines ceases to own a majority of our outstanding common stock. These provisions apply even if the change may be considered beneficial by some of our stockholders. If a change of control or change in management is delayed or prevented by these provisions, the market price of our common stock could decline. See "Description of Capital Stock."

     The restrictions in our rights agreement do not apply to Continental Airlines and its transferees and some persons affiliated with Continental Airlines for the duration of our capacity purchase agreement and thereafter for so long as Continental Airlines owns 5% or more of the voting stock of our company. In addition, the terms of our capacity purchase agreement may adversely affect our ability to negotiate or consummate the sale of all or part of our business to anyone other than Continental Airlines or another purchaser approved by Continental Airlines. See "-- Risks Related to Our Capacity Purchase Agreement with Continental Airlines -- If a change of control of our company occurs without the consent of Continental Airlines, the fixed rates that we will receive under the agreement will be substantially reduced."

OUR CHARTER DOCUMENTS INCLUDE PROVISIONS LIMITING VOTING BY FOREIGN OWNERS.

     Our restated certificate of incorporation provides that no shares of capital stock may be voted by or at the direction of persons who are not citizens of the United States unless the shares are registered on a separate stock record. Our restated bylaws further provide that no shares will be registered on this separate stock record if the amount so registered would exceed applicable foreign ownership restrictions. U.S. law currently requires that no more than 25% of the voting stock of our company (or any other domestic airline) may be owned directly or indirectly by persons who are not citizens of the United States. See "Description of Capital Stock -- Common
Stock -- Limitation on Voting by Foreign Owners."

PURCHASERS IN THIS OFFERING WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION IN NET TANGIBLE BOOK VALUE PER SHARE.

     Dilution per share represents the difference between the initial public offering price and the consolidated net tangible book value per share immediately after completion of the offering of our common stock. Assuming an initial public offering price per share of $15.00, purchasers of our common stock in this offering will experience immediate dilution of $16.48 in pro forma net tangible book value per share. In addition, it is anticipated that investors who purchase shares of our common stock in this offering from us will contribute an aggregate of 90.9% of all cash paid for all of our common stock, but, excluding the 16,000,000 shares to be sold by Continental Airlines in this offering, will own only approximately 15.6% of our total common stock. See "Dilution" for more information.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements." You can typically identify forward-looking statements by the use of forward-looking words, such as "may," "will," "could," "project," "believe," "anticipate," "expect," "estimate," "potential," "plan," "forecast" and other similar words. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements.

     The forward-looking statements in this prospectus reflect our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside our control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Known risks include, but are not limited to, those listed in the "Risk Factors" section and elsewhere in this prospectus.

     In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements in this prospectus might not occur or might occur to a materially different extent or at a materially different time than described in this prospectus. Except as required by law, we undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS

     We estimate that we will receive approximately $137,250,000 in net proceeds from this offering, based upon the sale of 10,000,000 shares of our common stock at an assumed initial public offering price of $15.00 per share, the mid-point of the offering range shown on the cover of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us. We will not receive any proceeds from the sale of our common stock by Continental Airlines in this offering.

     We intend to use all of the expected net proceeds to be received by us from this offering to repay a portion of our note payable to Continental Airlines. As of December 31, 2001, there was $552.3 million outstanding under this note. After giving effect to the use of proceeds, we expect to have $415.1 million outstanding under our note. Effective March 31, 2001, our amounts due Continental Airlines, net, were converted into a note, which bears interest at a rate fixed for each quarter equal to the three-month London interbank offered rate on the second business day prior to such quarter plus 1.25% per annum, subject to an aggregate cap of 3.50% in 2002, 5.35% in 2003 and 6.72% in 2004. Beyond 2004 there is no cap on the interest rate. Our indebtedness to Continental Airlines was incurred to fund our historical capital expenditures and working capital needs. Accrued interest is payable quarterly, and installments of $27.9 million in principal and accrued interest on the note are due quarterly beginning March 31, 2003, with the entire unpaid balance due on March 31, 2007.

                                DIVIDEND POLICY

     We do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. Instead, we intend to retain our earnings, if any, to finance our business and to use for general corporate purposes. Our board of directors has the authority to declare and pay dividends on the common stock, in its discretion, as long as there are funds legally available to do so.

                                 CAPITALIZATION

     The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2001:

     - on an actual basis adjusted to reflect the recapitalization, including the issuance of the sole share of our special voting preferred stock to Continental Airlines; and

     - as adjusted for our sale of 10,000,000 shares of our common stock upon completion of the offering at an assumed initial public offering price of $15.00 (the midpoint of the offering range shown on the cover of this prospectus) and the application of the estimated net proceeds to us as described under "Use of Proceeds."

     You should read the information below in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes thereto included elsewhere in this prospectus.

                                                                DECEMBER 31, 2001
                                                              ----------------------
                                                                              AS
                                                               ACTUAL      ADJUSTED
                                                              ---------    ---------
                                                                  (IN THOUSANDS)
                                                                   (UNAUDITED)
Cash and cash equivalents...................................  $  71,877    $  71,877
                                                              =========    =========
Current maturities of long-term debt and capital leases.....  $   2,026    $   2,026
Note payable to Continental Airlines........................    552,312      415,062
Long-term capital lease obligations.........................      6,568        6,568
Mandatorily redeemable preferred stock of subsidiary(1).....         --        5,000
Stockholder's deficit:
  Special voting preferred stock, par value $.01 per share,
     1 share authorized; 1 share issued and outstanding
     actual and as adjusted.................................         --           --
  Common stock, par value $.01 per share, 200,000,000 shares authorized; 54,000,000 shares issued and outstanding
     actual; 64,000,000 shares issued and outstanding, as
     adjusted(2)............................................        540          640
  Additional paid-in capital................................     14,460      151,610
  Accumulated deficit.......................................   (229,361)    (229,361)
                                                              ---------    ---------
     Total stockholder's deficit............................   (214,361)     (77,111)
                                                              ---------    ---------
Total capitalization (including current maturities).........  $ 346,545    $ 351,545
                                                              =========    =========

---------------

(1) Reflects $5.0 million liquidation amount of mandatorily redeemable preferred stock of our subsidiary, New ExpressJet Airlines, Inc., which will be sold to a third person who will not be affiliated with us or the underwriters in exchange for a note in the original principal amount of $5.0 million in connection with our internal reorganization as described in "Business -- Our Company -- Our Internal Reorganization."

(2) Does not include approximately 1,000,000 shares of our common stock issuable upon exercise of options to be outstanding under our 2002 Stock Incentive Plan upon completion of this offering. We have reserved 3,200,000 shares of our common stock for issuance under the plan.

                                    DILUTION

     If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share and the net tangible book value per share of our common stock after this offering. Our net tangible book value as of December 31, 2001, adjusted to reflect the recapitalization that will occur prior to the completion of this offering, was negative $4.30 per share. Net tangible book value per share is determined by dividing our tangible net worth, which is our tangible assets less total liabilities, by the total number of outstanding shares of our common stock, adjusted to reflect the recapitalization that will occur prior to this offering. After giving effect to the recapitalization, our sale of shares of our common stock in this offering and our receipt of the estimated net proceeds, our net tangible book value at December 31, 2001 would have been negative $1.48 per share. This represents an immediate increase in the net tangible book value of $2.82 per share to Continental Airlines, our existing stockholder, and an immediate dilution of $16.48 per share to you if you invest in our common stock. The following table illustrates this dilution of $16.48 per share to new stockholders purchasing our common stock in this offering:

Assumed initial public offering price per share.............            $15.00
Net tangible book value per share at December 31, 2001......   (4.30)
Increase in net tangible book value per share attributable
  to new investors..........................................    2.82
                                                              ------
Pro forma net tangible book value per share after this
  offering..................................................             (1.48)
                                                                        ------
     Dilution per share to new investors....................            $16.48
                                                                        ======

     The following table sets forth as of December 31, 2001 the number of shares of our common stock purchased from us, the total consideration paid and the average price per share paid by Continental Airlines for shares of our common stock and by new investors purchasing shares of our common stock in this offering. The calculations with respect to the Continental Airlines consideration reflect Continental Airlines' net investment excluding accumulated deficit as of December 31, 2001. The calculations with respect to shares purchased by new investors in this offering reflect an assumed initial public offering price of $15.00 per share.

                                          SHARES PURCHASED      TOTAL CONSIDERATION
                                        --------------------   ----------------------   AVERAGE PRICE
                                          NUMBER     PERCENT      AMOUNT      PERCENT     PER SHARE
                                        ----------   -------   ------------   -------   -------------
Continental Airlines..................  54,000,000     84.4%   $ 15,000,000      9.1%      $ 0.28
New investors.........................  10,000,000     15.6%    150,000,000     90.9%       15.00
                                        ----------    -----    ------------    -----
     Total............................  64,000,000      100%   $165,000,000      100%
                                        ==========    =====    ============    =====

     In connection with this offering, Continental Airlines will sell 16,000,000 shares of our common stock, which will be sold to new investors. Including those shares, the number of shares of our common stock held by new investors following this offering will increase to 26,000,000, or 40.6% of the total number of shares of our common stock to be outstanding after this offering, and the total number of shares of common stock held by Continental Airlines will decrease to 38,000,000, or 59.4% of the total number of shares of our common stock to be outstanding after this offering. If the over-allotment option is exercised in full, the number of shares of our common stock held by new investors following this offering will increase to 29,900,000, or 46.7% of the total number of shares of our common stock to be outstanding after this offering, and the percentage of shares of our common stock held by Continental Airlines will decrease to 53.3% of the total number of shares of our common stock to be outstanding after this offering.

                            SELECTED FINANCIAL DATA

     You should read this selected financial data together with the audited financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. You should also read "Risk Factors -- Risks Related to Our Business and Operations -- Our historical financial results as a subsidiary of Continental Airlines are not representative of our results as a stand-alone entity."

     The following selected financial data for each of the four years in the period ended December 31, 2001 and as of December 31, 1999, 2000 and 2001 have been derived from our audited financial statements. Our audited financial statements for each of the three years in the period ended December 31, 2001 and as of December 31, 2000 and 2001 are included in this prospectus. The selected financial data for the year ended December 31, 1997 and as of December 31, 1997 and 1998 have been derived from unaudited financial statements. The financial information included in this prospectus is not necessarily indicative of our future results of operations, financial position and cash flows, or reflective of what our results of operations, financial position and cash flows would have been had we been a stand-alone entity during the periods presented.

     We were operated essentially as a cost-center of Continental Airlines until January 1, 2001, providing passengers to its mainline jet operations. Our scheduling, pricing and revenue management were designed and operated to increase Continental Airlines' overall system revenue rather than to maximize the profitability on flight segments we operated. In addition, our historical financial statements for periods prior to January 1, 2001 reflect a revenue-sharing arrangement between us and Continental Airlines that is different from our current capacity purchase agreement, which became effective on January 1, 2001. Under our former revenue-sharing arrangement, we received a prorated percentage of the ticket revenue for passengers traveling one portion of their trip on our aircraft and the other portion of their trip on Continental Airlines' aircraft, and all of the ticket revenue for passengers traveling all of their trip solely on our aircraft. All of the costs associated with our flights were either borne directly by us or otherwise allocated to us by Continental Airlines. Under our former revenue-sharing arrangement, we realized increased revenue as ticket prices and passenger loads increased and decreased costs as fuel and other costs decreased. Conversely, we realized decreased revenue as ticket prices and passenger loads decreased and increased costs as fuel and other costs increased. Under our current capacity purchase agreement, Continental Airlines pays us a rate calculated using a formula for each scheduled block hour of flight by aircraft operated by us. Under the agreement, our rates vary depending on the average length of our scheduled flights, our aggregate number of flights and the type of aircraft provided, and are otherwise subject to adjustment.

                                                                             YEAR ENDED DECEMBER 31,
                                                             -------------------------------------------------------
                                                               1997       1998       1999       2000        2001
                                                             --------   --------   --------   --------   -----------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Operating revenue..........................................  $418,532   $527,651   $649,575   $843,773    $980,473
Operating expenses:
  Wages, salaries and related costs........................    73,718     93,771    119,367    155,706     213,604
  Aircraft rent............................................    73,571     90,561    106,350    146,838     168,748
  Maintenance, materials and repairs.......................    58,143     69,543     83,798    115,765     134,671
  Aircraft fuel............................................    31,940     30,296     41,331    106,138     109,841
  Reservations and sales...................................    36,450     43,709     52,393     62,916          --
  Other rentals and landing fees...........................    24,967     31,647     44,365     57,763      70,609
  Ground handling..........................................    25,229     30,463     37,969     50,919      71,736
  Commissions..............................................    29,449     34,133     38,454     37,480          --
  Passenger servicing......................................    11,970     14,848     17,418     22,886       8,362
  Depreciation and amortization............................     9,983     13,072     22,147     23,205      23,045
  Other....................................................    43,383     74,202     80,988     99,339     103,777
  Stabilization Act grant..................................        --         --         --         --     (24,900)
                                                             --------   --------   --------   --------    --------
    Total operating expenses...............................   418,803    526,245    644,580    878,955     879,493
                                                             --------   --------   --------   --------    --------
Operating income (loss)....................................      (271)     1,406      4,995    (35,182)    100,980
                                                             --------   --------   --------   --------    --------
Non-operating income (expense), net........................   (41,974)   (24,304)   (23,414)   (23,856)    (21,275)
                                                             --------   --------   --------   --------    --------
Net income (loss)..........................................  $(27,748)  $(15,576)  $(13,046)  $(38,752)   $ 48,074
                                                             ========   ========   ========   ========    ========
Basic and diluted earnings per share(1)....................                                               $   0.89
                                                                                                          ========
Shares used in computing basic and diluted
  earnings per share(1)....................................                                                 54,000
                                                                                                          ========

                                                                                 AS OF DECEMBER 31,
                                                              --------------------------------------------------------
                                                                1997        1998        1999        2000        2001
                                                              --------    --------    --------    --------    --------
                                                                               (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Amounts due from Continental Airlines, net................    $     --    $     --    $     --    $     --    $ 14,235
Total assets..............................................     265,770     297,906     264,352     302,520     429,751
Amounts due Continental Airlines, net(2)..................     300,240     334,562     406,575     481,312          --
Note payable to Continental Airlines(2)...................          --          --          --          --     552,312
Long-term debt and capital leases, including current
  maturities..............................................     120,377     114,479      25,554       6,015       8,594
Stockholder's deficit.....................................    (195,061)   (210,637)   (223,683)   (262,435)   (214,361)

                                                                              YEAR ENDED DECEMBER 31,
                                                              --------------------------------------------------------
                                                                1997        1998        1999        2000        2001
                                                              --------    --------    --------    --------    --------
                                                                               (DOLLARS IN THOUSANDS)
OTHER DATA:
Revenue passengers (thousands)............................       4,889       5,698       6,664       7,772       8,305
Revenue passenger miles (millions)(3).....................       1,182       1,564       2,149       2,947       3,388
Available seat miles (millions)(4)........................       2,113       2,641       3,431       4,735       5,437
Passenger load factor(5)..................................        55.9%       59.2%       62.6%       62.2%       62.3%
Operating cost per available seat mile (cents)(6)(7)......       19.82       19.11       18.48       18.43       16.63
Block hours (thousands)(8)................................       310.8       346.1       396.5       489.1       509.7
Average length of aircraft flight (miles).................         221         249         289         342         379
Number of aircraft (end of period)........................         116         127         147         166         170
EBITDA(9).................................................    $  9,625    $ 35,210    $ 37,665    $ (5,862)   $123,823
EBITDAR(9)................................................    $ 83,196    $125,771    $144,015    $140,976    $292,571
Net cash provided by (used in):
  Operating activities....................................    $ 26,831    $ 47,722    $ 66,338    $ 63,233    $ 68,727
  Investing activities....................................    $(17,942)   $(40,259)   $(58,626)   $(59,235)   $(66,081)
  Financing activities....................................    $ (8,339)   $ (8,026)   $ (7,699)   $ (3,998)   $ 69,218

---------------

(1) Basic and diluted earnings per share are computed using the assumed number of shares of our common stock outstanding after the recapitalization. These items do not include an estimated 1,000,000 shares of our common stock issuable upon exercise of options to be outstanding under our 2002 Stock Incentive Plan upon completion of this offering.

(2) Effective March 31, 2001, the amounts due Continental Airlines, net, of $552.3 million were converted into a note, which accrued interest at a fixed rate of approximately 5% through June 30, 2001 and since July 1, 2001 at a rate fixed for each quarter equal to the three-month London interbank offered rate on the second business day prior to such quarter plus 1.25% subject to an aggregate cap of 3.50% in 2002, 5.35% in 2003 and 6.72% in 2004. Beyond 2004 there is no cap on the interest. Accrued interest currently is payable quarterly and installments of $27.9 million in principal and accrued interest are due quarterly beginning March 31, 2003, with the entire unpaid balance due on March 31, 2007. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

(3) Revenue passenger miles is the number of scheduled miles flown by revenue passengers.

(4) Available seat miles is the number of seats available for passengers multiplied by the number of scheduled miles those seats are flown.

(5) Passenger load factor equals revenue passenger miles divided by available seat miles.

(6) Excludes special charges (income) of $21.6 million, $10.6 million, $6.2 million and $(24.9) million in 1998, 1999, 2000 and 2001, respectively.

(7) Operating cost per available seat mile equals operating expenses, excluding special charges, divided by available seat miles.

(8) Block hours are the hours from departure gate to arrival gate.

(9) EBITDA is earnings (loss) before net interest expense, income taxes, depreciation and amortization and fleet disposition charges. EBITDAR is earnings before net interest expense, income taxes, depreciation and amortization, aircraft rent and fleet disposition charges. EBITDA and EBITDAR are not calculations based on generally accepted accounting principles and should not be considered as alternatives to net income (loss) or operating income (loss) as indicators of the company's financial performance or to cash flow as a measure of liquidity. In addition, our calculations may not be comparable to other similarly titled measures of other companies. EBITDA and EBITDAR are included as supplemental disclosures because they may provide useful information regarding our ability to service debt and lease payments and to fund capital expenditures. Our ability to service debt and lease payments and to fund capital expenditures in the future, however, may be affected by other operating or legal requirements or uncertainties.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

     The information contained in this section has been derived from our historical financial statements and should be read together with our historical financial statements and related notes included elsewhere in this prospectus. The discussion below contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those expressed or implied in these forward-looking statements as a result of various factors, including those described in "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We are the largest operator of regional jets in the world and the second-largest regional airline in the world based on available seat miles. As of March 31, 2002, we offered scheduled passenger service with 874 average daily departures to 98 cities in 33 states, the District of Columbia, Mexico and Canada. We provide Continental Airlines all of its regional airline capacity at its hub airports in Houston, Cleveland and Newark. Our available seat miles have grown at a compounded annual rate of 25.4% from 1.8 billion in 1996 to 5.4 billion in 2001. We are economically dependent upon Continental Airlines as all of our revenue is currently received from Continental Airlines.

BASIS OF PRESENTATION

     The historical financial information we have included in this prospectus does not reflect what our financial position, results of operations and cash flows would have been had we been a stand-alone entity during the periods presented. Until January 1, 2001, we operated essentially as a cost center of Continental Airlines providing passengers to its mainline jet operations. Our scheduling, pricing and revenue management were designed and operated to increase overall system revenue rather than to maximize the profitability on flight segments we operated. As a result, we have a history of operating losses.

     Moreover, our historical financial statements for periods prior to January 1, 2001 reflect a revenue-sharing arrangement between us and Continental Airlines that is different from our current capacity purchase agreement, which became effective on January 1, 2001. Under our former revenue-sharing arrangement, we received a prorated percentage of the ticket revenue for passengers traveling one portion of their trip on our aircraft and the other portion of their trip on Continental Airlines' aircraft, and all of the ticket revenue for passengers traveling all of their trip solely on our aircraft. All of the costs associated with our flights were either borne directly by us or otherwise allocated to us by Continental Airlines. Under our former revenue-sharing arrangement, we realized increased revenue as ticket prices and passenger loads increased and decreased costs as fuel and other costs decreased. Conversely, we realized decreased revenue as ticket prices and passenger loads decreased and increased costs as fuel and other costs increased.

     In addition, our historical costs and expenses reflect charges from Continental Airlines for customer services, centralized corporate services and infrastructure costs. These allocations were determined based on either actual costs or what we and Continental Airlines considered to be amounts representative of the cost to provide the services. These expense allocations may not be indicative of our future expenses.

CAPACITY PURCHASE AGREEMENT

     Effective January 1, 2001, we entered into a capacity purchase agreement with Continental Airlines. As a result of this agreement, we have experienced and we expect to continue to experience significantly different financial results from those reported in our historical financial statements for periods prior to that date. We believe our future results of operations will more closely resemble our results of operations for the year ended December 31, 2001 included elsewhere in this prospectus than our historical results of operations for the periods prior to January 1, 2001. Under our capacity purchase agreement, Continental Airlines is responsible for scheduling and pricing our flights, and absorbs the risks and benefits of variations in ticket prices, passenger loads and fuel prices. The agreement terminates on December 31, 2010, subject to renewal by Continental Airlines through December 31, 2030 and gives Continental Airlines the right to terminate without cause at any time after January 1, 2006 on 12 months' notice, or earlier upon the occurrence of specified events. A more detailed explanation of our capacity purchase agreement is presented in "Business -- Our Capacity Purchase Agreement with Continental Airlines."

     Under our capacity purchase agreement with Continental Airlines, we receive from Continental Airlines a rate for each scheduled block hour of flight calculated using a formula. The formula is designed to provide us with an operating margin of approximately 10% before taking into account variations in some costs and expenses that are generally controllable by us. Under the formula, a substantial portion of our costs, including those relating to fuel, aircraft ownership and financing, substantially all regional jet engine maintenance, passenger-related facility rent, administrative fees and ground handling expenses paid to Continental Airlines, but not including most labor, other maintenance or general administrative costs, are reconciled for differences between our actual costs and the expected costs included in our block hour rates, and our payments from Continental Airlines are adjusted to reflect these actual costs plus a 10% margin. In addition, a reconciliation payment is made by Continental Airlines to us or by us to Continental Airlines, as applicable, if the operating margin calculated as described below in any fiscal quarter is not between 8.5% and 11.5%. As a result, if this operating margin exceeds 11.5%, then a reconciliation payment will be made by us to Continental Airlines in an amount sufficient to reduce it to 11.5%. If it is less than 8.5%, then a reconciliation payment will be made by Continental Airlines to us in an amount sufficient to raise the margin to 8.5%. For purposes of calculating this operating margin, we do not take into account unanticipated changes in most of our labor costs, any performance incentive payments described below, controllable cancellations (including all cancellations other than weather or air traffic control cancellations), litigation costs and other costs that are not included in our block hour rates (or covered by any adjustments to them) and are not reasonable and customary in the industry. If these excluded costs are higher than those anticipated in our block hour rates, then our operating margin, taking these costs into effect, could be lower than 8.5% even after any reconciliation payment is made. On the other hand, if these costs are lower than those anticipated in our block hour rates, then our operating margin, taking these costs into effect, could be higher than 11.5% even after any reconciliation payment is made. Our results for 2001 reflect an operating margin of 10.3%.

  REVENUE

     The number of aircraft we operate is the most significant factor determining our revenue. As of March 31, 2002, we operated a fleet of 174 aircraft as part of our contractual relationship with Continental Airlines, and we expect the number of aircraft to grow to 274 by 2005. This fleet size includes the retirement of all 29 of our turboprop aircraft, reflecting our plan to operate an all-jet airline by the first quarter of 2003. Our capacity purchase agreement with Continental Airlines also provides for revenue incentives based on our performance relative to several operational benchmarks, including the percentage of flights we complete, on-time performance and baggage handling.

  OPERATING EXPENSES

     Our major operating expenses are wages, salaries and related costs, aircraft rent, maintenance and aircraft fuel.

     Wages, Salaries and Related Costs. This expense includes not only wages and salaries, but also expenses associated with various employee benefit plans, employee incentives and payroll taxes. These expenses will fluctuate based primarily on our level of operations and changes in wage rates for contract and non-contract employees.

     Aircraft Rent. The vast majority of our aircraft are operated under long-term leases with Continental Airlines. We currently anticipate leasing from Continental Airlines substantially all of our future deliveries of aircraft. The lease payments associated with new deliveries of our firm commitment aircraft are fixed subject only to adjustment based upon changes in inflation and interest rates.

     Maintenance. Maintenance-related expenses include all facilities, parts, materials, tooling and spares required to maintain our aircraft. We have entered into long-term maintenance "power-by-the-hour" service contracts with third-party maintenance providers under which we are charged fixed rates for each flight hour accumulated by most of our engines and some of our components. See
"Business -- Maintenance of Aircraft and Training."

     Fuel. Fuel expense includes the cost of aircraft fuel, excluding fuel taxes. Under the capacity purchase agreement and the related fuel purchase agreement we entered into with Continental Airlines, our average fuel expense in 2001 was 76.01 cents per gallon. Under these agreements, our fuel expense for 2002 will be the lower of the actual cost of fuel and 61.1 cents per gallon, and thereafter will be the lower of the actual cost of fuel and 66.0 cents per gallon.

     Other Expenses. Continental Airlines has agreed, for a limited period of time following this offering, subject to some exceptions, to continue to provide us with corporate-level and other services at the cost of providing such services. These services include our information technology support, fuel purchasing, ground handling, catering, corporate accounting, insurance, purchasing, payroll, human resources, legal, tax and treasury administrative services.

STATISTICAL INFORMATION

     An analysis of statistical information for each of the three years in the period ended December 31, 2001 follows. Our historical operating data for periods prior to January 1, 2001 reflect a revenue-sharing arrangement between us and Continental Airlines that is different from our arrangement under the capacity purchase agreement, which went into effect as of January 1, 2001.

                                                               OPERATING EXPENSES PER
                                                                AVAILABLE SEAT MILE
                                                                      (CENTS)
                                                              ------------------------
                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                              ------------------------
                                                               1999     2000     2001
                                                              ------   ------   ------
Wages, salaries and related costs...........................   3.48     3.29     3.93
Aircraft rent...............................................   3.10     3.10     3.10
Maintenance, materials and repairs..........................   2.44     2.44     2.48
Aircraft fuel...............................................   1.20     2.24     2.02
Reservations and sales......................................   1.53     1.33       --
Other rentals and landing fees..............................   1.29     1.22     1.30
Ground handling.............................................   1.11     1.08     1.32
Commissions.................................................   1.12     0.79       --
Passenger servicing.........................................   0.51     0.48     0.15
Depreciation and amortization...............................   0.65     0.49     0.42
Other.......................................................   2.05     1.97     1.91
                                                              -----    -----    -----
    Total operating expenses................................  18.48    18.43    16.63
                                                              =====    =====    =====

                                                                          YEAR ENDED DECEMBER 31,
                                                              ------------------------------------------------
                                                                      INCREASE/            INCREASE/
                                                                      (DECREASE)           (DECREASE)
                                                              1999    1999-2000    2000    2000-2001     2001
                                                              -----   ----------   -----   ----------   ------
Revenue passengers (thousands)..............................  6,664      16.6%     7,772       6.9%      8,305
Revenue passenger miles (millions)(1).......................  2,149      37.1%     2,947      15.0%      3,388
Available seat miles (millions)(2)..........................  3,431      38.0%     4,735      14.8%      5,437
Passenger load factor(3)....................................   62.6%     (0.4)pts.  62.2%      0.1pts     62.3%
Operating cost per available seat mile (cents)(4)(5)........  18.48      (0.3)%    18.43      (9.9)%     16.63
Average price per gallon of fuel, excluding fuel taxes
  (cents)...................................................  47.39      83.4%     86.92     (12.6)%     76.01
Fuel gallons consumed (millions)............................   87.2      40.0%     122.1      18.3%      144.5
Block hours (thousands)(6)..................................  396.5      23.4%     489.1       4.2%      509.7
Average length of aircraft flight (miles)...................    289      18.3%       342      10.8%        379
Average daily utilization of each aircraft (hours)(7).......   7:56       6.1%      8:25      (4.9)%      8:00
Actual aircraft in fleet at end of period...................    147      12.9%       166       2.4%        170

---------------

(1) Revenue passenger miles is the number of scheduled miles flown by revenue passengers.

(2) Available seat miles is the number of seats available for passengers multiplied by the number of scheduled miles those seats are flown.

(3) Passenger load factor is revenue passenger miles divided by available seat miles.

(4) Amounts for the year ended December 31, 1999, 2000 and 2001 exclude special charges (income) totaling $10.6 million, $6.2 million and $(24.9) million, respectively.

(5) The decrease in operating cost per available seat mile for the year ended December 31, 2001 from the same period in 2000 was primarily due to the elimination of reservations and sales expense and commissions expense. Under the capacity purchase agreement, Continental Airlines is responsible for these costs.

(6) Block hours are the hours from gate departure to gate arrival.

(7) Average daily utilization of each aircraft is the average number of block hours per day that an aircraft flown in revenue service is operated (from gate departure to gate arrival).

RESULTS OF OPERATIONS

     The following discussion provides an analysis of our historical results of operations and reasons for material changes therein.

  RECENT DEVELOPMENTS


     In the first quarter of 2002, we recorded net income of $20.0 million, or $0.37 per share, reflecting a 55.2% increase over our $12.9 million net income, or $0.24 per share, in the first quarter of 2001. Our operating income for the first quarter of 2002 was $35.5 million, a 33.3% increase over our $26.7 million operating income in the first quarter of 2001. Our first quarter 2002 revenue was $265.2 million, an 8.3% increase over our first quarter 2001 revenue of $244.9 million. Our first quarter operating expenses were $229.7 million, a 5.2% increase over our first quarter 2001 operating expenses of $218.3 million.



     As of March 31, 2002, our total assets were $441.8 million as compared to $429.8 million as of December 31, 2001. Our note payable to Continental Airlines was $552.3 million as of both December 31, 2001 and March 31, 2002. Our long term debt and capital leases, including current maturities, as of March 31, 2002 was $8.1 million as compared to $8.6 million as of December 31, 2001. Our stockholder's deficit was $194.3 million as of March 31, 2002 as compared to $214.4 million as of December 31, 2001. The unaudited consolidated financial data included under this caption "Recent Developments" contain all adjustments, consisting of normal, recurring accruals, necessary to present fairly our financial position and results of operations for the periods indicated.


     Our first quarter 2002 operating income reflects a 13.4% operating margin, as compared to an operating margin of 10.9% for the first quarter of 2001. Our 13.4% operating margin includes the impact of $4.3 million in performance incentive payments (accounting for 1.5 points of our operating margin) and a one-time reduction in maintenance expenses of $1.6 million relating to the termination of our turboprop engine maintenance contract (accounting for 0.6 points of our operating margin). Because these items are not taken into account in calculating whether we operated within the 8.5% to 11.5% targeted operating margin band under the capacity purchase agreement, our operating margin as calculated for purposes of applying the targeted operating margin band was 11.3%. Therefore, no reconciliation payment was required under the capacity purchase agreement for the first quarter of 2002 in respect of the targeted operating margin band.

     The $4.3 million performance incentive payments were due to our low controllable cancellation rate in this quarter. These payments were calculated by comparing our actual controllable cancellation rate to our historical controllable cancellation rates for the first quarter, which are generally higher than our historical controllable cancellation rates for other quarters. See "Business -- Our Capacity Purchase Agreement with Continental
Airlines -- Payment." In addition to these performance incentive payments and the one-time reduction of maintenance expenses, our operating margins exceeded our 10% target operating margin primarily because of generally lower than expected maintenance costs and passenger servicing expenses.

  EFFECTS OF SEPTEMBER 11, 2001

     Following the terrorist attacks on September 11, 2001, the FAA ordered all U.S. aircraft grounded immediately. This grounding effectively lasted three days, and we completed only approximately 70% of our scheduled flights for the remainder of the month of September. Passenger traffic on our flights declined significantly when flights were permitted to resume. As a result of our decline in passenger traffic, together with the lower passenger traffic and yields experienced by Continental Airlines and the airline industry in general, Continental Airlines withdrew 17 of our turboprop aircraft from the capacity purchase agreement effective October 1, 2001. As a result, we terminated our subleases of 16 of these aircraft and returned them to Continental Airlines. In addition, Continental Airlines is obligated to purchase from us for book value the 17th turboprop aircraft, which we own. As provided in the capacity purchase agreement, Continental Airlines was responsible for our reasonable out-of-pocket expenses associated with the withdrawal of these aircraft from the capacity purchase agreement, for some of the cost of reassigning pilots to other aircraft types, and for a $32 million impairment charge relating to some of the turboprop aircraft that we retain and related inventory.

     On September 21, 2001, Congress passed, and the President subsequently signed into law, the Stabilization Act, providing, among other matters, for:

     - $5 billion in payments to compensate U.S. air carriers for losses incurred from September 11, 2001 through December 31, 2001 by the air carriers as a result of the September 11 terrorist attacks;

     - $10 billion in federal credit instruments (loan guarantees) to U.S. air carriers to guarantee loans from lenders to those air carriers, subject to certain conditions and fees, including the potential requirement that the federal government be issued warrants or other equity instruments in connection with such loan guarantees;

     - limitations on air carrier officer and employee compensation if the air carrier receives federal loan guarantees;

     - provisions designed to ensure the continuity of air service to communities, including essential air service to small communities subsidized by the federal government;

     - reimbursement to U.S. air carriers by the federal government of certain increased insurance costs for the operation of aircraft incurred by air carriers;

     - deferral of the payment by U.S. air carriers of certain taxes; and

     - limitations of liability for U.S. air carriers, and establishment of a federal victims compensation fund and claims procedure, relating to the September 11 terrorist attacks, and at the discretion of the Secretary of Transportation, limitations of liability for U.S. air carriers for acts of terrorism committed during a 180-day period following enactment of the Stabilization Act.

     We recorded a $25 million reduction in operating expenses as a result of a grant from the federal government under the Stabilization Act in 2001 for direct losses incurred from September 11, 2001 through December 31, 2001 as a result of the September 11 terrorist attacks. During 2001, we received from the federal government $21 million in cash and anticipate receiving the remaining $4 million in the second quarter of 2002. Under the Stabilization Act, the federal government is entitled to audit our books and records to ensure that we had adequate losses to justify the size of the government grant and may reduce the amount of the grant if the government determines that such losses do not justify its size. Continental Airlines has agreed to indemnify us for any reduction in the amount of the government grant as a result of such an audit by the federal government.

     In addition, under the terms of the capacity purchase agreement, Continental Airlines requested that we meet and confer regarding the effects of the September 11 terrorist attacks. The agreement gives each party the right to meet and confer with the other regarding any material change in the underlying assumptions regarding the cost of providing services under the agreement and whether the compensation provisions of the agreement should be changed as a result, but does not require any party to agree to any change in the compensation provisions. As a result of the decrease in Continental Airlines' revenue from the reduced number of passengers and the decrease in Continental Airlines' revenue per available seat mile caused by the reduction in our flight schedule, we agreed with Continental Airlines in the meet and confer process to reduce Continental Airlines' payments to us for the September through December 2001 period by $33 million in the aggregate. In return, Continental Airlines extended our note payable to it by 18 months, extended by one year our right under the capacity purchase agreement to be Continental Airlines' exclusive regional jet operator in its hubs and extended by six months the period during which Continental Airlines cannot withdraw jet aircraft under the capacity purchase agreement.

     The reduction of our turboprop fleet and the lower scheduled utilization of our aircraft reduced our block hours and departures in the second half of 2001. However, including the effects of the reduced revenue payment from Continental Airlines and the federal grant we received under the Stabilization Act, we were able to achieve our 10% target operating margin in the second half of 2001. The following chart includes selected financial data for the first and second halves of 2001, reflecting the lower utilization of our aircraft and lower revenue after September 11, 2001 (dollars in thousands).

                                                              FIRST HALF   SECOND HALF
                                                                 2001         2001       TOTAL 2001
                                                              ----------   -----------   ----------
Operating revenue...........................................   $505,032     $475,441      $980,473
Operating expenses..........................................    451,422      428,071       879,493
                                                               --------     --------      --------
Operating income............................................     53,610       47,370       100,980
Non-operating income (expense), net.........................    (11,351)      (9,924)      (21,275)
                                                               --------     --------      --------
Income before income taxes: ................................     42,259       37,446        79,705
Net income..................................................   $ 25,524     $ 22,550      $ 48,074
                                                               ========     ========      ========
Operating margin............................................      10.6%        10.0%         10.3%
Net profit margin...........................................       5.1%         4.7%          4.9%
Available seat miles (millions).............................      2,692        2,745         5,437
Block hours (thousands).....................................      262.2        247.5         509.7
Departures (thousands)......................................      163.2        152.6         315.8

  COMPARISON OF 2001 TO 2000

     We recorded net income of $48 million for 2001 and a net loss of $39 million for 2000. Effective January 1, 2001, we entered into a capacity purchase agreement with Continental Airlines. As a result of this agreement, we have experienced significantly different financial results from those reported prior to January 1, 2001. Assuming the capacity purchase agreement had been in effect during 2000, our net income, operating revenue and operating expenses would have been $39 million, $838 million and $754 million, respectively, for 2000. The rates used to determine the results were based on historical and expected operating costs in 2000, which had been set to provide us with the capacity purchase agreement's targeted margin on earnings before interest and taxes. Net income for 2001 is $9 million, or 23.1%, higher than the net income for 2000, assuming the capacity purchase agreement had been in effect during 2000, primarily due to growth in our operations in 2001.

     Operating revenue increased 16.1%, or $136 million, to $980 million during 2001 from $844 million during 2000, primarily due to 14.8% growth in available seat miles. Operating revenue in 2001 was negatively impacted by the reduction in our flight schedule subsequent to the September 11, 2001 terrorist attacks and our agreement with Continental Airlines to reduce its aggregate payments to us by $33 million. Partially offsetting this reduction in revenue was a $25 million grant from the federal government under the

Stabilization Act, which is reflected as a reduction to our operating expenses. Assuming the capacity purchase agreement had been in effect during 2000, operating revenue would have been $838 million for 2000.

     Wages and salaries and related costs increased 37.2%, or $58 million, to $214 million during 2001 from $156 million during 2000, primarily due to a 25% increase in average full-time equivalent employees to support increased flying and replacement of turboprop aircraft with regional jets, increased employee incentives and higher wage rates. On September 15, 2001, we announced that we would be forced to furlough approximately 470 employees in connection with the reduction of our flight schedule in the wake of the September 11, 2001 terrorist attacks. Severance costs and related company-offered benefits of $1.3 million are included in wages, salaries and related costs in the consolidated statement of operations for 2001.

     Aircraft rentals increased 15.0%, or $22 million, to $169 million during 2001 from $147 million during 2000, primarily due to the delivery of 41 new aircraft.

     Maintenance, materials and repairs increased 16.4%, or $19 million, to $135 million during 2001 from $116 million during 2000, due to an increase in fleet size, line maintenance and the volume and timing of airframe checks and engine overhauls as part of our ongoing maintenance program.

     Aircraft fuel expenses increased 3.8%, or $4 million, to $110 million during 2001 from $106 million in 2000 primarily as a result of increased jet fuel consumption, offset by a reduction in our cost of fuel. Jet fuel consumption increased 18.3% due to increased flight operations, while our average price per gallon of fuel declined 12.6%.

     We had no reservations and sales expense during 2001 as compared to $63 million during 2000. Under the capacity purchase agreement, Continental Airlines is responsible for all of these costs.

     Other rentals and landing fees increased 22.4%, or $13 million, to $71 million during 2001 from $58 million during 2000, primarily due to higher facilities rent and landing fees resulting from increased operations and higher rates.

     Ground handling expenses increased 41.2%, or $21 million, to $72 million during 2001 from $51 million during 2000, primarily due to an increase in departures of regional jets and the rate per departure charged by Continental Airlines at locations where they provide ground handling.

     We had no commissions expense during 2001 as compared to $37 million during 2000. Under the capacity purchase agreement, Continental Airlines is directly responsible for all commission costs.

     Passenger servicing expenses decreased 65.2%, or $15 million, to $8 million during 2001 from $23 million during 2000, primarily due to the elimination of catering expenses, which, under the capacity purchase agreement, are borne directly by Continental Airlines.

     Other operating expense increased 5.1%, or $5 million to $104 million during 2001 from $99 million during 2000 primarily as a result of increases in flight crew training, contracted services and travel insurance and other incidental costs resulting from the increase in flight operations. These increases were partially offset by the elimination of revenue-related expenses pursuant to the capacity purchase agreement, including advertising and passenger ticketing processing expenses.

     Special charges in 2001 include a $25 million reduction in operating expenses as a result of a grant from the federal government under the Stabilization Act in 2001 for direct losses incurred beginning on September 11, 2001 through December 31, 2001 as a result of the September 11, 2001 terrorists attacks. During 2001, we received from the federal government $21 million in cash and anticipate receiving the remaining $4 million in the second quarter of 2002.

     Interest expense, net, decreased 12.5% or $3 million, to $21 million during 2001 from $24 million during 2000. The majority of interest expense is related to amounts payable to Continental Airlines. Amounts due Continental Airlines carried an interest rate of approximately 6% per annum in 2000 and approximately 5% per annum for the six months ended June 30, 2001. Effective March 31, 2001, the amounts due Continental Airlines, net, of $552.3 million were converted into a note, which accrued interest at a fixed rate of approximately 5% through June 30, 2001 and a rate fixed for each quarter equal to the three-month London interbank offered rate on the second business day prior to such quarter plus 1.25% per annum which became effective beginning July 1, 2001. For the year ended December 31, 2001, the average interest rate under our amounts payable and our note to Continental Airlines was 4.66%. The decrease in interest expense due to the change in interest rate was partially offset by an increase in amounts due Continental Airlines pursuant to this note payable to it.

  COMPARISON OF 2000 TO 1999

     We recorded a net loss of $39 million and $13 million for the years ended December 31, 2000 and 1999, respectively. Our operating results in 2000 were significantly impacted by an 83.4% increase in the average price per gallon of aircraft fuel. The net loss in 2000 and 1999 included a $4 million and $7 million after-tax fleet disposition charge, respectively.

     Operating revenue increased 29.8%, or $194 million, to $844 million during 2000 from $650 million during 1999. The increase was principally due to new destinations served and an increase in the frequencies of flights to existing destinations. Available seat miles increased 38% primarily as a result of our addition of 34 regional jet aircraft with a 37- or 50-seat capacity to our fleet, which increase was partially offset by the retirement of 15 turboprop aircraft with a 19- to 46-seat capacity.

     Wages, salaries and related costs increased 31.1%, or $37 million, to $156 million during 2000 from $119 million during 1999, primarily due to a 26% increase in average full-time equivalent employees to support increased flying, increased employee incentives and higher wage rates resulting from the decision in 1997 to increase employee wages to industry standard by the year 2000.

     Aircraft rentals increased 38.7%, or $41 million, to $147 million during 2000 from $106 million during 1999, due to the addition of 34 new leased aircraft and the sale-leaseback of 25 turboprop aircraft consummated at the end of 1999.

     Maintenance, materials and repairs increased 38.1%, or $32 million, to $116 million during 2000 from $84 million during 1999, due to an increase in fleet size, line maintenance and the volume and timing of airframe checks and engine overhauls as part of our ongoing maintenance program.

     Aircraft fuel expense increased 158.5%, or $65 million, to $106 million during 2000 from $41 million during 1999. The average price per gallon increased 83.4% to 86.92 cents in 2000 from 47.39 cents in 1999. In addition, jet fuel consumption increased 40.0% due to increased flight operations. These increases were partially offset by gains of $4.3 million and $5.5 million in 2000 and 1999, respectively, related to our participation in Continental Airlines' fuel hedging program.

     Reservations and sales expense increased 21.2%, or $11 million, to $63 million during 2000 from $52 million during 1999, primarily due to higher credit card fees resulting from increased revenue.

     Other rentals and landing fees increased 31.8%, or $14 million, to $58 million during 2000 from $44 million during 1999, primarily due to higher facilities rent and landing fees resulting from increased operations.

     Ground handling expenses increased 34.2%, or $13 million, to $51 million during 2000 from $38 million during 1999, due to an increase in departures.

     Commissions expense decreased 2.6%, or $1 million, to $37 million during 2000 from $38 million during 1999, due to a lower volume of commissionable sales and lower overall commission rates.

     Passenger servicing expense increased 35.3%, or $6 million, to $23 million during 2000 from $17 million during 1999, primarily due to a rise in catering costs generally caused by an increase in passengers.

     Depreciation and amortization expense increased 4.5%, or $1 million, to $23 million during 2000 from $22 million during 1999, primarily due to an increase in depreciation of spare parts to support the new regional jets. Partially offsetting this increase was a decrease in depreciation resulting from the sale of 25 owned turboprop aircraft at the end of 1999.

     Other operating expense increased 22.2%, or $18 million, to $99 million during 2000 from $81 million during 1999. Included in this amount in 2000 and 1999 were fleet disposition charges of approximately $6.2 million and $10.6 million, respectively, associated with the impairment of owned turboprop aircraft. Other operating expense, excluding these fleet disposition charges, increased 32.4%, or $23 million, in 2000 as compared to 1999, primarily as a result of increases in flight crew training, contracted services and travel and other incidental costs resulting from increases in flight operations.

     Interest expense, net, increased 2.1%, or $0.5 million, to $23.8 million during 2000 from $23.3 million during 1999, due to an increase in amounts due Continental Airlines. The majority of interest expense is related to the amounts due Continental Airlines, which carried an interest rate of approximately 6% per annum.

LIQUIDITY AND CAPITAL RESOURCES

     As of December 31, 2001, we had $71.9 million in cash and cash equivalents. Net cash provided by operating activities, increased $5.5 million during the year ended December 31, 2001 compared to the same period in the prior year, primarily due to an increase in operating income, partially offset by a decrease in cash provided as a result of changes in operating assets and liabilities. We recorded a $25 million reduction in operating expenses as a result of a grant from the federal government under the Stabilization Act in 2001 for direct losses incurred from September 11, 2001 through December 31, 2001 as a result of the September 11 terrorist attacks. During 2001, we received from the federal government $21 million in cash and anticipate receiving the remaining $4 million in the second quarter of 2002. Net cash used in investing activities for the year ended December 31, 2001 increased $6.8 million to $66.1 million compared to the prior year; this was primarily due to capital expenditures, including flight equipment purchased from Continental Airlines, decreasing $29.7 million, which was offset by $37.3 million of cash provided by investing activities from the transfer of all aircraft purchase deposits from us to Continental. Net cash provided by financing activities increased $73.2 million to $69.2 million during the year ended December 31, 2001 compared to the prior year due to an increase in borrowings from Continental Airlines.

     Prior to January 1, 2001, our cash and cash equivalents were held for us by Continental Airlines. Continental Airlines funded any negative cash positions and swept any surplus cash from our bank accounts. Intercompany transactions were immediately charged or credited to us. Effective January 1, 2001, we began maintaining a cash management system and cash and investment accounts separate from Continental Airlines. However, Continental Airlines performs cash management services for us under the administrative support and information services agreement that we entered into in connection with the capacity purchase agreement. Continental Airlines invests our cash in accordance with our investment policies and procedures established effective January 1, 2001. Transactions with Continental Airlines are settled through intercompany billings, with payment due in 30 days. If necessary, adjustments are settled through intercompany billings and paid on a monthly basis.

     We expect to fund all of our future capital commitments in the next twelve months and for the foreseeable future thereafter through internally generated funds together with general financings and aircraft financing transactions. However, there can be no assurance that sufficient financing at acceptable rates will be available for all aircraft and other capital expenditures not covered by firm financing commitments. Under the terms of our registration rights agreement with Continental Airlines, we cannot issue or sell any of our or our subsidiaries' capital stock (except in connection with our employee benefit plans) until the first anniversary of the completion of this offering, unless Continental Airlines and its controlled affiliates own less than 20% of our outstanding shares of common stock.

  RELATIONSHIP WITH CONTINENTAL AIRLINES

     We are directly affected by the financial and operational strength of Continental Airlines. Airline profit levels are highly sensitive to changes in fuel costs, fare levels and passenger demand. Passenger demand and fare levels are influenced by, among other things, the state of the global economy, domestic and international events, airline capacity and pricing actions taken by air carriers. A weak U.S. economy, turbulent international events and extensive price discounting by air carriers contributed to unprecedented losses for U.S. airlines from 1990 to 1993. Since September 11, 2001, these same factors, together with the effects of the terrorist attacks and the industry's reduction in capacity, have resulted in dramatic losses for Continental Airlines and the airline industry generally. Continental Airlines had net losses of $149 million for the fourth quarter of 2001 and $95 million for the twelve months ended December 31, 2001. From September 11, 2001 through February 2002, Continental Airlines did not generate positive cash flow from operations. Although Continental Airlines was profitable in March 2002, it reported an approximately $166 million loss in the first quarter of

2002. Continental Airlines has also announced that, based on current information and trends (including currently anticipated unit costs), it expects to incur a significant loss for the full year 2002. Although Continental Airlines' load factors have improved since September 11, 2001, they have done so against significantly reduced capacity. The reduced capacity, coupled with the fact that many of Continental Airlines' costs are fixed in the intermediate to long term, will continue to cause higher unit costs at Continental Airlines. Continental Airlines has announced that it expects its costs per available seat mile for 2002 to increase 2-3%, holding fuel rates constant, as compared to 2001. This increase is partially attributable to anticipated additional insurance costs in 2002 of approximately $85 million payable by Continental Airlines. Business traffic in most markets continues to be weak, and Continental Airlines and other carriers continue to offer reduced fares to attract passengers, which lowers their passenger revenue and yields and raises their break-even load factor. We cannot predict when Continental Airlines' business traffic or yields will increase. Continental Airlines' ability to make payments to us under the capacity purchase agreement, and the amount of such payments, is affected by the financial and operational strength of Continental Airlines. Continental Airlines could also reduce the level of its commitment under our capacity purchase agreement or reduce its utilization of our aircraft under the agreement as a result of any reduction in its market share or growth.


     After application of our proceeds of the offering, we expect to have $415.1 million outstanding under a floating rate note with Continental Airlines. The note accrued interest at a fixed rate of approximately 5% through June 30, 2001 and a rate fixed for each quarter equal to the three-month London interbank offered rate on the second business day prior to such quarter plus 1.25% per annum which became effective beginning July 1, 2001. Accrued interest is currently payable quarterly, and installments of $27.9 million in principal and accrued interest are due quarterly beginning March 31, 2003, with the entire unpaid balance due on March 31, 2007. If we or any of our subsidiaries issue or sell any capital stock of our company or any of our subsidiaries, other than issuances or sales in connection with our employee benefit plans, between the first anniversary and the second anniversary of consummation of this offering, we are required to use 75% of the net proceeds from that sale to make a principal payment on the note, unless Continental Airlines and its controlled affiliates own less than 20% of our outstanding shares of common stock. If we default on our payment obligations under the note or under our aircraft subleases with Continental Airlines, in addition to any other remedies that may be available, Continental Airlines may elect to reduce any payments required to be made by it to us under the capacity purchase agreement by the amount of the defaulted payment. If Continental Airlines defaults on its payment obligations under the tax agreement, then in addition to any other remedies that may be available, we are entitled to set off the amount of the defaulted payments against amounts we owe to Continental Airlines under the note. In addition, if either we or Continental Airlines defaults under such obligations, we or Continental Airlines, as the case may be, are entitled to reduce any payments required to be made to the other party under the capacity purchase agreement by the amount of the defaulted payments.

     As of December 31, 2001, we also had approximately $8.6 million (including current maturities) of capital lease obligations.

  PURCHASE COMMITMENTS

     As of March 31, 2002, we had firm commitments to acquire 129 Embraer regional jets. The estimated aggregate cost of these firm commitments is approximately $2.5 billion, although neither we nor Continental Airlines will have any obligation to take any such aircraft that are not financed by a third party and leased to Continental Airlines. We also have options to purchase an additional 100 Embraer regional jets. Financing will also be needed to satisfy our aircraft-related capital expenditures such as engines, spare parts, simulators and related items. We expect cash outlays for 2002 fleet-related capital expenditures to be approximately $65 million. There can be no assurance that sufficient financing will be available for all aircraft and other capital expenditures not covered by firm financing commitments.

     We expect cash outlays for 2002 capital expenditures, exclusive of fleet plan requirements, to aggregate approximately $55 million, primarily relating to software application and automation infrastructure projects, passenger terminal facility improvements, maintenance and ground equipment.

  AIRCRAFT LEASES

     We have significant lease and sublease obligations for aircraft that are classified as operating leases and therefore are not reflected as liabilities on our balance sheet. These leases expire between 2002 and 2017. As of December 31, 2001, our total minimum annual rental payments for 2002 under all noncancellable aircraft operating leases were approximately $173.7 million. A substantial portion of our aircraft are leased directly by Continental Airlines from third parties, and are in turn subleased to us. If Continental Airlines were to default under such leases, our ability to retain access to the subject aircraft would be adversely affected.

     Under the capacity purchase agreement and agreements with Embraer, Continental Airlines will acquire or lease from Embraer or its designee all of our current firm order aircraft and sublease these aircraft to us, although neither we nor Continental Airlines has any obligation to acquire or lease any of these aircraft that are not financed by a third party and leased to us or Continental Airlines. In addition, Continental Airlines is not required to provide any financing for our Embraer option aircraft or any other aircraft that we may acquire. In addition, Continental Airlines may require us to substitute aircraft subject to our existing Embraer options for aircraft that have been removed from the terms of the capacity purchase agreement but that we continue to sublease from Continental Airlines. If Continental Airlines elects to do this, it will be entitled to terminate our sublease and take possession of the replaced aircraft on the aircraft's scheduled delivery date. However, we will be required to finance the option aircraft independent of Continental Airlines, and even if we are unable to finance the option aircraft or the option aircraft is not delivered for any other reason, Continental Airlines will still be entitled to cancel the sublease and take possession of the replaced aircraft, resulting in a decrease in the size of our aircraft fleet. Since we will be subject to a continuing risk of losing aircraft removed from the terms of the capacity purchase agreement that are subject to subleases with Continental Airlines if we are not able to finance a replacement option aircraft, we may be unable to enter into contracts with other carriers to sell the capacity of that aircraft. In addition, Continental Airlines may terminate the sublease relating to, and take possession of, any of our aircraft that has been removed from the terms of the capacity purchase agreement to the extent that Continental Airlines provides us with an equivalent replacement aircraft. We will be required to use commercially reasonable efforts to finance the replacement aircraft. If we are unable to obtain financing after using commercially reasonable efforts, we will not be required to exchange our aircraft for the replacement aircraft. We cannot assure you that, if Continental Airlines exercises its rights to replace an aircraft, we will be able to obtain alternative financing or that the terms of any such alternative financing will be comparable to those in the subleases with Continental Airlines.

  SCHEDULE OF OBLIGATIONS

     The following table of our material debt, capital lease and operating lease obligations at December 31, 2001 summarizes the effect these obligations are expected to have on our cash flow in the future periods, after giving effect to the use of the estimated proceeds from this offering to repay a portion of our note payable to Continental Airlines as described in "Use of Proceeds" (in thousands):

                           TOTAL        2002       2003       2004       2005       2006     LATER YEARS
                         ----------   --------   --------   --------   --------   --------   -----------
Note payable to
  Continental
  Airlines(1)..........  $  415,062   $      0   $ 91,337   $ 92,250   $ 98,607   $105,402   $   27,466
Capital leases(2)......       9,588      2,430      2,430      1,805        978        864        1,081
Operating leases.......   2,545,588    229,410    214,179    216,210    217,250    217,250    1,451,289
Future operating lease
  commitments(3).......   2,806,904     17,883     72,043    114,767    176,873    179,583    2,245,755
                         ----------   --------   --------   --------   --------   --------   ----------
Total..................  $5,777,142   $249,723   $379,989   $425,032   $493,708   $503,099   $3,725,591
                         ==========   ========   ========   ========   ========   ========   ==========

---------------

(1) Reflects only principal portion of payment obligations.

(2) Includes amounts classified as interest for capital lease obligations.

(3) Amounts shown are for the Embraer regional jet firm commitments and are net of previously paid pre-delivery deposits of $66 million.

  DEFERRED INCOME TAX ASSETS

     We are a party to a tax agreement with and are included in the consolidated federal income tax return of Continental Airlines. Our income tax expense is calculated on a separate-company basis. Tax payments to Continental Airlines are made on the basis of separate taxable income. However, utilization of our tax net operating losses and credits is based on utilization within the consolidated Continental Airlines group rather than on a stand-alone basis.

     At December 31, 2001, we had net operating loss carryforwards for tax purposes of $136 million, which expire between 2005 and 2021. No valuation allowance was established for the deferred tax assets related to these net operating loss carryforwards because at December 31, 2001 it was likely that these assets would be realized with sufficient taxable income within the Continental Airlines consolidated group. Our tax agreement will cease to exist as a result of this offering and will be replaced with a new tax agreement, as more fully described under "Our Agreements with Continental Airlines -- Tax Agreement."

     In conjunction with this offering, we expect the tax basis of our tangible and intangible assets to be increased to fair value. This increase in basis will result in the utilization of a substantial amount of both our and Continental Airlines' net operating loss carryovers. The increased tax basis should result in additional tax deductions available to us over a period of 15 years. To the extent we generate taxable income sufficient to realize the additional tax deductions, we will be required to pay Continental Airlines a percentage of the amount of tax savings actually realized, excluding the effect of any loss carrybacks. We will be required to pay Continental Airlines 100% of the first third of the anticipated tax benefit, 90% of the second third, and 80% of the last third. However, if the anticipated benefits are not realized by the end of 2018, we will be obligated to pay Continental Airlines 100% of any benefits realized after that date.

  COLLECTIVE BARGAINING AGREEMENTS

     The following is a table of our principal collective bargaining agreements, and their respective amendable dates as of March 31, 2002.

                            APPROXIMATE
                          NUMBER OF FULL-
                          TIME EQUIVALENT                                              CONTRACT
EMPLOYEE GROUP               EMPLOYEES      REPRESENTING UNION                         AMENDABLE DATE
--------------            ---------------   ----------------------------------------   --------------
Pilots..................       1,800        Air Line Pilots Association                October 2002
Mechanics...............         750        International Brotherhood of Teamsters     February 2004
Flight Attendants.......         750        International Association of Machinists    December 2004
                                            and Aerospace Workers
Dispatchers.............          50        Transport Workers Union of America         July 2004

     Our other employees are not covered by collective bargaining agreements.

  FUTURE COSTS

     We believe that our costs are likely to be affected in the future by our capacity purchase agreement, which generally provides for the reimbursement to us by Continental Airlines of many of our costs, and by:

     - higher aircraft ownership costs as new aircraft are delivered to the extent these aircraft are not covered by the capacity purchase agreement;

     -  higher wages, salaries, benefits and related costs;

     -  changes in the costs of materials and services;

     - changes in governmental regulations and taxes affecting air transportation and the costs charged for airport access, including new security requirements;

     -  changes in our fleet and related capacity; and

     - our continuing efforts to reduce costs throughout our operations, including reduced maintenance costs for new aircraft.

CRITICAL ACCOUNTING POLICIES

     The discussion and analysis of our financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

     Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and are sufficiently sensitive to result in materially different results under different assumptions and conditions. We believe that our critical accounting policies are limited to those described below. For a detailed discussion on the application of these and other accounting policies, see Note 1 in the Notes to the Consolidated Financial Statements.

     - Impairments of Long-Lived Assets. We record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those items. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. Our estimates of fair value represent our best estimate based on industry trends and reference to market rates and transactions.

       We provide an allowance for inventory obsolescence over the remaining useful life of the related aircraft for spare parts expected to be on hand the date the aircraft are retired from service, plus allowances for spare parts currently identified as excess. These allowances are based on our estimates and industry trends, which are subject to change. The estimates are more sensitive when we near the end of a fleet life or when we remove entire fleets from service sooner than originally planned.

       We regularly review the estimated useful lives and salvage values for our aircraft and spare parts.

     - Income Taxes. At December 31, 2001, we had federal net operating loss carryforwards of approximately $136 million and state net operating loss carryforwards of approximately $475 million (resulting in aggregate net deferred tax assets of $60 million), which expire between 2005 and 2021. The recorded tax loss carryforward approximates the amount that would have been available if we had separated from the Continental Airlines consolidated group at that date. The tax loss carryforward is lower than cumulative losses for financial reporting purposes because the tax sharing agreement provides for current tax benefits when another member of the Continental Airlines consolidated group utilizes our losses. No valuation allowance was established for the deferred tax assets related to the net operating loss carryforwards because at December 31, 2001 it was likely that these assets would be realized with sufficient taxable income as part of the Continental Airlines consolidated group. After the offering, our gross deferred tax asset will substantially increase as a result of the tax basis step-up. In connection with recording the deferred tax assets, we will record a valuation allowance for amounts due to Continental Airlines related to the tax benefits that we will owe them in accordance with the terms of our tax agreement. We will also record a valuation allowance for the difference between the additional deferred tax assets recorded and the tax benefits due to Continental Airlines, because of the uncertainty of generating sufficient taxable income to realize the benefits. We do not believe a valuation allowance will be necessary after the offering related to the existing net deferred tax asset at December 31, 2001 of $60 million because current projections of taxable income are estimated to be sufficient to recover it in approximately two years. However, there can be no assurance that we will generate taxable income under the capacity purchase agreement sufficient to realize the net deferred tax assets.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     We have been and are subject to market risks, including commodity price risk (such as, to a limited extent, aircraft fuel prices) and interest rate risk. See the notes to our historical financial statements for a description of our accounting policies and other information related to these financial instruments.

  AIRCRAFT FUEL

     Our results of operations have been significantly impacted by changes in the price of aircraft fuel. During 2001 and 2000, aircraft fuel accounted for 12.2% of our operating expenses, excluding the Stabilization Act grant in 2001 and fleet disposition/impairment losses in 2000. Although we have not been a party to derivative financial instruments, we have been covered under some of Continental Airlines' risk management programs. During 2001 and 2000, Continental Airlines entered into agreements such as petroleum call options, petroleum swap contracts and jet fuel purchase commitments to hedge against a sharp increase in jet fuel prices. Continental Airlines allocated to us a portion of the gains and losses on these contracts based on a relative proportion of jet fuel consumed. Effective January 1, 2001, we entered into the capacity purchase agreement, which expires December 31, 2010 (subject to extension by Continental Airlines through 2030 and its right to terminate without cause after January 1, 2006 upon 12 months' notice or for cause at any time), and a related fuel purchase agreement with Continental Airlines, which terminates when the capacity purchase agreement terminates. Under these agreements, Continental Airlines provides all of our aircraft fuel needs for the aircraft covered by the capacity purchase agreement, and we incur an expense equal to the lower of the actual cost of the fuel and an agreed-upon cap. In 2001, our average fuel expense was 76.01 cents per gallon (which was below our agreed-upon cap of 80.92 cents per gallon). Our fuel expense for 2002 will be the lower of the actual cost of fuel and 61.1 cents per gallon, and thereafter will be the lower of the actual cost of fuel and 66.0 cents per gallon. Under the capacity purchase agreement, we recover our fuel expense from Continental Airlines with a 10% margin.

  INTEREST RATES

     As of March 31, 2002, we had firm commitments to acquire 129 Embraer regional jets, which we expect to lease from Continental Airlines. Changes in interest rates may impact the actual cost to us for the related leasing transactions in the future. However, under our capacity purchase agreement, our block hour rates will be adjusted higher or lower to reflect any changes in our aircraft rental rates. We also have potential exposure with respect to our note payable to Continental Airlines, which bears interest at a floating rate capped at 3.50% in 2002, 5.35% in 2003 and 6.72% in 2004. Beyond 2004 there is no cap on the interest rate. The interest rate applicable to this variable rate note may rise, increasing our interest expense. The impact of market risk is estimated using a hypothetical increase in interest rates of one percentage point for our variable rate long-term debt. Based on this hypothetical assumption, we would have incurred an additional $4.2 million in interest expense for the year ended December 31, 2001. We do not hold long-term interest-sensitive assets and therefore the value of our assets is not subject to interest rate fluctuations. We do not purchase or hold any derivative financial instruments to protect against the effects of changes in interest rates.

                                    BUSINESS

OUR COMPANY

  GENERAL

     Operating as Continental Express, we are the largest operator of regional jets in the world and the second-largest regional airline in the world based on available seat miles. As of March 31, 2002, we offered scheduled passenger service with 874 average daily departures to 98 cities in 33 states, the District of Columbia, Mexico and Canada, providing Continental Airlines all of its regional airline capacity at its hub airports in Houston, Cleveland and Newark. We believe our operations complement Continental Airlines' operations by allowing more frequent service to smaller cities than could be provided economically with conventional large jet aircraft and by carrying traffic that connects with Continental Airlines' mainline jets. Our available seat miles have grown at a compounded annual rate of 25.4% from 1.8 billion in 1996 to 5.4 billion in 2001. We generated $980.5 million of revenue and $48.1 million of net income for the year ended December 31, 2001.

     Our focus on regional jet aircraft has been instrumental in our long-term growth. Responding to our customers' preference for regional jets over turboprop aircraft, we were one of the first airlines in the United States to adopt an all-regional jet strategy, with all of our turboprop aircraft scheduled to be replaced with regional jets by the first quarter of 2003. We were the worldwide launch customer in 1996 for the highly successful Embraer line of regional jets. As of March 31, 2002, we had 145 of these aircraft in service and firm orders for an additional 129 aircraft through 2005. Over the next three years, we are scheduled to take delivery of approximately four new regional jet aircraft per month. Our regional jets' operational capabilities have allowed us to successfully add service to new markets that did not have enough passenger traffic to support Continental Airlines' mainline jet service, but were beyond the range of turboprop aircraft. We plan to use these aircraft to begin service to new markets, principally out of Houston, Cleveland and the Newark/New York area, to expand service in existing markets and to replace our turboprop aircraft. As a result, from 2001 through 2004, based on the long-term scheduling plans for our aircraft, which take into account current estimates of future aircraft utilization and the anticipated size and composition of our fleet, our available seat miles are expected to grow at a compounded annual rate of approximately 28%.

     The terrorist attacks on September 11, 2001, coupled with the decline in the U.S. economy over the second half of 2001, have adversely affected us and the airline industry generally. However, our company and other regional airlines that operate under capacity purchase agreements have been less severely impacted by the events of September 11, 2001 and the decline in the economy, primarily as a result of the transfer of passenger traffic risk to the purchaser of capacity and the ability of regional jets to accommodate the lower demand for air transportation better than larger mainline jets. While U.S. major airlines suffered an average decline in revenue of approximately 18.6% for the second half of 2001 as compared to the first half of 2001 and incurred substantial losses during the second half of 2001, our revenue declined by only 5.9% and we generated approximately $47.4 million in operating income during the second half of 2001. Our results for the second half of 2001 include a $25 million grant from the federal government to reimburse us for losses in 2001 as a result of the September 11, 2001 terrorist attack (which grant was recorded as a reduction to our operating expenses), a $33 million one-time reduction in Continental Airlines' payments to us agreed to under the "meet and confer" provisions of our capacity purchase agreement with Continental Airlines and the impact on our revenue and operating income of the early removal from service of 17 of our turboprops and the lower utilization of our aircraft generally. Our operating margin for the second half of 2001 was 10.0% as compared to 10.6% for the first half of 2001. Our long-term growth plans have remained intact, as we have not made any changes to the delivery schedule for our remaining 129 aircraft on firm order through 2005.

  OUR CAPACITY PURCHASE AGREEMENT

     We currently derive all of our revenue under a capacity purchase agreement with Continental Airlines. Under this agreement, we operate flights on behalf of Continental Airlines, which controls and is responsible for scheduling, pricing and seat inventories and is entitled to all revenue associated with the operation of the aircraft. Under the agreement, we are entitled to receive a payment for each scheduled block hour calculated using a formula that will remain in place through December 31, 2004. The formula is designed to provide us with an operating margin of approximately 10% before taking into account variations in some costs and expenses that are generally controllable by us. Under the formula, a substantial portion of our costs, including those relating to fuel, aircraft ownership and financing, substantially all regional jet engine maintenance, passenger-related facility rent, administrative fees and ground handling expenses paid to Continental Airlines, but not including most labor, other maintenance or general administrative costs, are reconciled for differences between our actual costs and the expected costs included in our block hour rates, and our payments from Continental Airlines are adjusted to reflect these actual costs plus a 10% margin. In addition, a reconciliation payment is made by Continental Airlines to us or by us to Continental Airlines, as applicable, if the operating margin calculated as described below in any fiscal quarter is not between 8.5% and 11.5%. As a result, if this operating margin exceeds 11.5%, then a reconciliation payment will be made by us to Continental Airlines in an amount sufficient to reduce it to 11.5%. If it is less than 8.5%, then a reconciliation payment will be made by Continental Airlines to us in an amount sufficient to raise the margin to 8.5%. For purposes of calculating this operating margin, we do not take into account unanticipated changes in most of our labor costs, any performance incentive payments, controllable cancellations (including all cancellations other than weather or air traffic control cancellations), litigation costs and other costs that are not included in our block hour rates (or covered by any adjustments to them) and are not reasonable and customary in the industry. If these excluded costs are higher than those anticipated in our block hour rates, then our operating margin, taking these costs into effect, could be lower than 8.5% even after any reconciliation payment is made. On the other hand, if these costs are lower than those anticipated in our block hour rates, then our operating margin, taking these costs into effect, could be higher than 11.5% even after any reconciliation payment is made. For a discussion of our capacity purchase agreement with Continental Airlines, please read "Business -- Our Capacity Purchase Agreement with Continental Airlines."

     We believe the capacity purchase business model (in which a major airline buys the capacity of aircraft operated by a regional airline at fixed rates) is preferable to a revenue-sharing model (in which a regional carrier and a major airline share the revenue from passengers who connect between the two carriers). We believe the benefits to regional airlines of the capacity purchase model over the revenue-sharing model include:

     - the major carrier typically assumes the risk of revenue volatility associated with fares and passenger traffic on each operated flight, allowing the regional airline to focus on executing its flight operations;

     - the major carrier often assumes price volatility for specified expense items such as fuel; and

     - the major carrier assumes the cost of all distribution and revenue-related expenses, such as commissions, central reservation system fees and advertising.

     We believe that, as a result of the benefits they provide, the trend in the industry for publicly owned regional carriers is toward using capacity purchase rather than revenue-sharing arrangements.

     We believe that our capacity purchase agreement with Continental Airlines can be differentiated from the capacity purchase arrangements of one or more of our principal competitors by, among other things, the following several provisions that reduce our financial risk:

     - Continental Airlines has substantially assumed the risk of weather and air traffic control cancellations;

     - the formula used to compute the rates for each scheduled block hour that we receive from Continental Airlines has been determined through December 31, 2004;

     - in addition to providing that specified costs, including fuel costs, costs associated with fluctuations in pilot training volumes, aircraft rentals, airport rent and landing fees, will be reconciled for differences between actual costs and expected costs, our capacity purchase agreement provides a floor on our operating margin if specified future costs exceed our expectations; and

     - Continental Airlines will cover all of the costs associated with the retirement of our turboprop aircraft.

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

     We believe that our capacity purchase agreement allows us to focus on our operations, flight completion rates, cost-effective maintenance, employee training, labor costs and employee relations.

     We anticipate that substantially all of our growth over the next several years will be attributable to our capacity purchase agreement with Continental Airlines. However, in the future, we also plan to seek opportunities to provide regional airline service to other major carriers.

  OUR INTERNAL REORGANIZATION

     Prior to the completion of this offering, our subsidiary, ExpressJet Airlines, Inc., will transfer substantially all of its assets and liabilities to a newly formed entity, New ExpressJet Airlines, Inc., in return for shares of its common stock and preferred stock. The preferred stock of New ExpressJet Airlines will be non-voting, will have a liquidation preference of $5.0 million, will be mandatorily redeemable after the tenth anniversary of its issuance date and will be callable after the third anniversary of its issuance date. Prior to the issuance of the preferred stock, ExpressJet Airlines will enter into a binding contract to sell all of the shares of preferred stock of New ExpressJet Airlines to a third-party purchaser who will not be affiliated with us or the underwriters for a note in the original principal amount of $5.0 million. ExpressJet Airlines, Inc. will retain the common stock of New ExpressJet Airlines. We expect that this internal reorganization will reduce the amounts we must pay in the future to various tax authorities as a result of increasing the tax basis of our tangible and intangible assets. In connection with this offering, we entered into a tax agreement with Continental Airlines providing for, among other things, the payment by us to Continental Airlines of all or a significant portion of the tax benefits we realize as a result of this increase in the tax basis of our tangible and intangible assets, which payments could be as much as $300 million over 15 years. See "Our Agreements with Continental Airlines -- Tax Agreement." In connection with this internal reorganization, prior to the consummation of this offering, ExpressJet Airlines, Inc. will be renamed "XJT Holdings, Inc." and New ExpressJet Airlines, Inc. will be renamed "ExpressJet Airlines, Inc."

OPPORTUNITIES RESULTING FROM OUR RELATIONSHIP WITH CONTINENTAL AIRLINES

     Continental Airlines, together with its subsidiaries, is the fifth-largest air carrier in the United States as measured by 2001 revenue passenger miles, serving 215 airports worldwide as of March 31, 2002. Continental Airlines' total revenue in 2001 was $9.0 billion, of which $6.1 billion was domestic and $2.9 billion was international. Its domestic operations center around its hubs in Houston, Cleveland and Newark, where, including our flights, it accounted for 83%, 66% and 62%, respectively, of each hub airport's daily departures as of March 31, 2002. We believe that we have provided significant support to Continental Airlines' growth in mainline available seat miles over the past six years, which growth rate has exceeded that of every other major hub-and-spoke U.S. airline during this period.

     As of March 31, 2002, Continental Airlines, together with its subsidiaries, flew to 124 domestic and 91 international destinations and offered additional connecting service through alliances with domestic and foreign carriers. Continental Airlines directly serves 15 European cities, 7 South American cities, Tel Aviv, Tokyo and Hong Kong, and is one of the leading airlines providing service to Mexico and Central America, serving more destinations there than any other U.S. airline. From its Guam hub, Continental Airlines, through its wholly owned subsidiary, Continental Micronesia, Inc., provides extensive service in the western Pacific, including service to more Japanese cities than any other U.S. carrier.

     We believe our long established relationship with Continental Airlines provides us with a competitive advantage and significant opportunities for growth. Continental Airlines' substantial presence at its three major hubs provides us with opportunities to expand service to existing markets and serve new markets from Houston, Cleveland and the Newark/New York area. Principally from these hubs, we operate, on behalf of Continental Airlines, a route network that spans the East Coast and reaches as far north as Quebec City, Canada, as far south as Ixtapa, Mexico and as far west as Colorado. We anticipate further expanding our route network with the introduction of longer range Embraer ERJ-145XR aircraft. Also, the proximity of Continental Airlines' Houston hub to Mexico provides us with access to numerous growing markets in that country.

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

     Additionally, our status as a carrier for Continental Airlines allows us to capitalize on the high level of consumer awareness and positive public perception of Continental Airlines. For example, Continental Airlines was named the 2001 Airline of the Year by Air Transport World for the second time in five years. Also, passengers who fly on flights we operate on behalf of Continental Airlines may participate in the frequent flyer program of Continental Airlines, which was recently recognized as the best program in the industry by OAG.

OUR INDUSTRY

  MAJOR, LOW-FARE AND REGIONAL AIRLINES

     The airline industry in the United States has traditionally been led by "major airlines," including American Airlines, United Air Lines, Delta Air Lines, Northwest Airlines, Continental Airlines and US Airways. The major airlines offer scheduled flights to most major cities within the United States and throughout all or part of the world and also serve numerous smaller cities. The major airlines benefit from wide name recognition and long operating histories.

     Most major air carriers have adopted the "hub and spoke" system. This system concentrates most of an airline's operations at a limited number of hub cities, serving most other destinations in the system by providing one-stop or connecting service through the hub between destinations on the spokes. Such an arrangement permits travelers to fly from a point of origin to more destinations without switching air carriers. Hub airports permit carriers to transport passengers between large numbers of destinations with substantially more frequent service than if each route were served directly. The hub and spoke system also allows the carrier to add service to new destinations from a large number of cities using only one or a limited number of aircraft.

     "Low-fare" airlines, such as Southwest Airlines, AirTran Airways, Frontier Airlines and JetBlue, generally offer fewer conveniences to travelers and have lower cost structures than major airlines, which permits them to offer flights to many of the same markets, but at lower prices. Some low-fare airlines utilize a hub and spoke strategy, while others, including Southwest Airlines, have offered predominately point-to-point service between designated city pairs. The reduction, withdrawal or historical absence of service on shorter haul routes by both major and low-fare carriers has provided increased opportunities for regional airlines to develop these markets.

     Regional airlines, including our company, SkyWest Airlines, Atlantic Coast Airlines, American Eagle, Atlantic Southeast Airlines, Comair, Mesa Airlines, Mesaba Airlines and Horizon Airlines, typically operate smaller aircraft on lower-volume routes than major airlines. Several regional airlines, including American Eagle, Comair, Atlantic Southeast Airlines and Horizon Airlines, are wholly owned subsidiaries of major airlines. In contrast to low-fare airlines, regional airlines generally do not try to establish an independent route system to compete with the major airlines. Rather, regional airlines typically enter into relationships with one or more major airlines, in which the regional airline agrees to use its smaller aircraft to carry passengers booked and ticketed by the major airline between a hub of the major airline and a smaller outlying city. In exchange for these services, the regional airline is paid either a fixed per-flight fee by the major airline or a percentage of applicable ticket revenue.

  GROWTH OF THE REGIONAL AIRLINE INDUSTRY

     According to the Regional Airline Association, the regional airline sector of the airline industry experienced compounded annual growth in available seat miles of 10.2% between 1992 and 2000. We believe that the growth in the number of passengers using regional airlines and the revenue of regional airlines during the past decade is attributable to a number of factors, including:

     - Regional airlines are replacing turboprop planes with regional jets, which passengers prefer.

     - Many major airlines have determined that an effective method for retaining customer loyalty and maximizing system revenue, while lowering costs, is to utilize more cost-efficient regional airlines flying under the major airline's flight designator code and name to serve shorter, low-volume routes.
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

     - Since many major airlines are increasingly using regional airlines as part of their growth strategies, many regional airlines have expanded, and may continue to expand, together with the major airlines they serve.

     - Regional airlines tend to have a more favorable cost structure and leaner corporate culture than many major airlines. Many regional airlines were founded in the midst of the highly competitive market that developed following deregulation of the airline industry in 1978.

  GROWTH IN THE USE OF REGIONAL JETS

     We believe that the emergence of the regional jet in the mid-1990's was, and will continue to be, a significant factor in the growth of the regional airline industry. Part of the reason for the regional jets' importance to the growth of the regional airline industry stems from the high level of customer acceptance of the aircraft. Regional jets feature cabin class comfort and low noise levels, and we believe they are perceived by customers to be a safer means of transportation than turboprops. In addition, regional jets travel at high speed and have a traveling range that is similar to the 120-seat plus aircraft operated by major airlines. Regional jets can be used effectively on routes of up to approximately 1,500 miles, compared to approximately 400 miles for turboprops. The extended range, speed and greater comfort of regional jets allow regional airlines to operate on more and longer routes than they could with turboprops.

     In addition, for many routes, regional jets are more economical than larger jets. Regional jets are often used to fly on what are called "long and thin" routes, which are routes between cities that are too distant to use turboprops (500 to 1,500 miles) but have too little customer demand (either overall or during particular times of the day) to justify flying larger jet aircraft. The ability of regional jets to fly profitably to smaller markets has allowed the major carriers, in conjunction with their regional partners, to enhance greatly the utility of their hubs by adding spoke cities and increasing the frequency of flights, especially in off-peak periods.

  RELATIONSHIP OF REGIONAL AND MAJOR AIRLINES

     Regional airlines generally enter into code-sharing agreements with major airlines, under which the regional airline is authorized to use the major airline's two-letter flight designator code to identify the regional airline's flights and fares in the central reservation systems, to paint its aircraft with the colors and/or logos of its code-sharing partner and to market and advertise its status as a carrier for the code-sharing partner. In addition, the major airline generally provides reservation services, ticket stock, some ticketing services, ground support services and gate access to the regional airline, and both partners often coordinate marketing, advertising and other promotional efforts. In exchange, the regional airline provides a designated number of low-capacity (usually between 30 and 80 seats) flights between larger airports served by the major airline and surrounding cities, usually in lower-volume markets.

     The financial arrangements between the regional airlines and their code-sharing partners usually involve either a per-flight fixed-fee arrangement or a revenue-sharing arrangement. We believe that, as a result of the differences between fixed-fee arrangements and revenue-sharing arrangements, the trend in the industry for publicly owned regional carriers is toward using fixed-fee arrangements similar to the one that we have with Continental Airlines.

     Fixed-Fee Capacity Purchase Arrangements. Under a fixed-fee arrangement, the major airline generally pays the regional airline a fixed rate per flight, with additional incentives based on such factors as completion of flights, on-time performance and satisfactory baggage handling. In addition, the major and regional airlines often enter into an arrangement under which the major airline bears the risk of changes in the price of fuel. Under these arrangements, the major airline is responsible for scheduling and pricing the flights and controlling inventory. Regional airlines can benefit from a fixed-fee capacity purchase arrangement because they are sheltered to some degree from many of the elements that cause volatility in airline earnings -- variations in ticket prices, passenger loads and fuel prices. Our company and other regional airlines that operate under capacity purchase agreements have been less severely impacted by the events of September 11, 2001 and the decline in the economy primarily as a result of the transfer of passenger traffic risk to the purchaser of capacity and the ability of regional jets to accommodate the lower demand for air transportation better than larger mainline jets. However, regional airlines in fixed-fee capacity purchase arrangements generally do not benefit from a positive trend in ticket prices, passenger loads or fuel prices and, because the major airlines absorb most of the risks, the margin between the per-block hour fixed rate and expected per-block hour costs tends to be smaller than the margins that can be achieved by revenue-sharing arrangements. The major airline can benefit from fixed-fee capacity purchase arrangements because under such arrangements it is better able to control its entire network of flights and to serve strategic routes that otherwise might be uneconomical to a regional carrier under a revenue-sharing arrangement.

     Revenue-Sharing Arrangements. Under a revenue-sharing arrangement, the major airline and regional airline negotiate a proration formula, under which the regional airline receives a percentage of the ticket revenue for those passengers traveling for one portion of their trip on the regional airline and the other portion of their trip on the major airline. Substantially all costs associated with the regional airline flight are borne by the regional airline. In such a revenue-sharing arrangement, the regional airline realizes increased profits as ticket prices and passenger loads increase or fuel prices decrease and, correspondingly, realizes decreased profits as ticket prices and passenger loads decrease or fuel prices increase. Under this arrangement, the regional airline typically has more control over its flights and inventory.

OUR BUSINESS STRATEGY

     Our goal is to strengthen our position as one of the leading regional airlines and to grow our regional jet fleet, revenue, earnings and cash flow by seeking to:

     -  OPERATE A MODERN, EFFICIENT AIRCRAFT FLEET, FOCUSING ON REGIONAL
        JETS. We currently intend to operate an all-jet fleet comprised of ERJ-145XR, ERJ-145 and ERJ-135 aircraft by the first quarter of 2003. We believe that our new regional jets provide greater comfort and enjoy better customer acceptance than turboprop aircraft. Further, we believe the elimination of the turboprop aircraft, and the focus on a single regional jet type will simplify our operations and lower our cost structure. By simplifying our fleet, we expect to gain efficiencies in training, maintenance and flight operations. In addition, the regional jets allow us to serve routes that cannot be served by our turboprop aircraft.

     - MINIMIZE OPERATING COSTS. We strive to maintain low operating costs by operating modern and efficient aircraft and maintaining high utilization rates. We seek to reduce aircraft maintenance costs by using a combination of certified maintenance vendors and our own personnel and facilities and by fixing costs for engine maintenance through "power-by-the-hour" agreements with manufacturers.

     -  MAINTAIN OUR LONG ESTABLISHED RELATIONSHIP WITH CONTINENTAL
        AIRLINES. We believe our long established relationship with Continental Airlines has provided and will provide us with significant growth opportunities. Flying solely on behalf of Continental Airlines from January 1, 1996 to December 31, 2001, our available seat miles have grown at a compounded annual rate of 25.4%. Continental Airlines has agreed to purchase, subject to the terms of our capacity purchase agreement, all of our existing capacity and all capacity relating to the 129 Embraer regional jets for which we have firm orders as of March 31, 2002. As a result, from 2001 through 2004, based on the long-term scheduling plans for our aircraft, which take into account current estimates of future aircraft utilization and the anticipated size and composition of our fleet, our available seat miles are expected to grow at a compounded annual rate of approximately 28%. We intend to work closely with Continental Airlines to expand service to existing markets, open new markets and schedule convenient and frequent flights.

     - GROW IN THE HOUSTON, CLEVELAND AND NEWARK/NEW YORK MARKETS. As of March 31, 2002, we held the largest market share of regional airline traffic at Houston's Bush Intercontinental (93% of regional flights), Cleveland's Hopkins International (78% of regional flights) and Newark International (75% of regional flights). We believe these markets, particularly the Houston market, offer attractive opportunities for long-term, profitable growth of regional jet operations for Continental Airlines. Houston, Cleveland and the Newark/New York area are each large business and population centers, which contributes to a high volume of traffic through their respective airports. Our operations out of Houston, Cleveland and the Newark/New York area provide our passengers access to the entire East Coast, Midwest and southern United States as well as portions of Mexico and Canada.

     - CAPITALIZE ON CAPACITY PURCHASE ARRANGEMENTS. Our capacity purchase agreement requires Continental Airlines to pay us a block hour rate for our regional jet and turboprop flights. We believe that capacity purchase arrangements provide more predictable results by reducing our exposure to fluctuations in significant components of airline profitability, namely fuel prices, fare competition and passenger volumes. In some circumstances, capacity purchase arrangements also enable us to operate routes selected by Continental Airlines, even though those routes might not offer margins attractive enough to motivate us to offer services based on revenue-sharing. In the future, to the extent that we have available capacity, we intend to seek additional capacity purchase arrangements with Continental Airlines or other airlines.

     - FOCUS ON CUSTOMER SERVICE. Customer service is a principal focus of our company. We believe our operational reliability is crucial to our other operational objectives and, together with our initiatives to improve baggage handling and customer satisfaction, is critical to attracting travelers. In 2001, our regional jet maintenance completion factor, which is a measurement of the percentage of our regional jet flights that are not cancelled or delayed more than 15 minutes because of mechanical problems, was over a half percentage point better than that of other U.S. airlines flying Embraer regional jet aircraft.

     - PROMOTE EMPLOYEE PARTICIPATION AND ACHIEVEMENT. We believe that our employees are our greatest asset and the cornerstone of improved reliability and customer service. Our company has utilized a variety of programs to increase employee awareness and morale and foster a sense of shared community.

MARKETS AND ROUTES

     Operating in conjunction with Continental Airlines principally out of its three main hubs in Houston, Cleveland and Newark, we operate, on behalf of Continental Airlines, a route network that spans the East Coast and reaches as far north as Quebec City, Canada, as far south as Ixtapa, Mexico, and as far west as Colorado. We serve 98 cities in 33 states, the District of Columbia, Mexico and Canada from Continental Airlines' three main hubs, each of which is located in a large business and population center, which contributes to a high volume of local traffic. Beginning in the fourth quarter of 2002, we expect to receive a longer range version of the ERJ-145 aircraft, the ERJ-145XR, which is anticipated to be able to fly approximately 1,500 miles (approximately 40% farther than the current ERJ-145 aircraft). The ERJ-145XR aircraft will give us the ability to serve markets that our current aircraft are unable to serve.

  HOUSTON'S GEORGE BUSH INTERCONTINENTAL AIRPORT

     Bush Intercontinental is the home of our operations and the operations of Continental Airlines. As of March 31, 2002, we operated 165 daily departures from Bush Intercontinental serving 49 cities in 19 states and 10 cities in Mexico. We serve more destinations in Mexico than any other regional U.S. carrier. Of these departures, approximately 59% were served by regional jets. We operated approximately 93% of all daily departures of regional jets and turboprops from Bush Intercontinental Airport and approximately 85% of all daily departures of regional jets and turboprops from Houston's two major airports (Bush Intercontinental and Houston Hobby).

     The following map illustrates our routes out of Bush Intercontinental:

                                     [MAP]

     As of March 31, 2002, Continental Airlines operated 315 daily departures from Bush Intercontinental. We and Continental Airlines together operated approximately 83% of all daily departures from Bush Intercontinental and approximately 65% of all daily departures from Houston's two major airports. Bush Intercontinental is also the focus of Continental Airlines' operations in Mexico and Central America. In addition to its 264 average daily domestic departures, Continental Airlines also flies to Mexico, Central America, South America, the Caribbean, Canada, Europe and Tokyo from Bush Intercontinental.

  CLEVELAND'S HOPKINS INTERNATIONAL AIRPORT

     As of March 31, 2002, we operated 152 daily departures from Hopkins International serving 43 cities in 24 states, the District of Columbia and 2 cities in Canada. All of our departures were served by regional jets. We operated approximately 78% of all daily departures of regional jets and turboprops from Hopkins International.

     The following map illustrates our routes out of Hopkins International:

                                     [MAP]

     As of March 31, 2002, Continental Airlines operated 56 daily departures from Hopkins International. We and Continental Airlines together operated approximately 66% of all daily departures from Hopkins

International. In addition to its 55 average daily domestic departures, Continental Airlines also flies to Nassau from Hopkins International.

  NEWARK INTERNATIONAL AIRPORT

     As of March 31, 2002, we operated 109 daily departures from Newark International serving 36 cities in 21 states, the District of Columbia and 5 cities in Canada. Of these departures, approximately 82% were served by regional jets. We operated approximately 75% of all daily departures of regional jets and turboprops from Newark International and approximately 28% of all daily departures of regional jets and turboprops from New York City's three major airports (Newark, LaGuardia and John F. Kennedy).

     The following map illustrates our routes out of Newark International:

                                     [MAP]

     Continental Airlines operates the largest hub in the New York metropolitan area, which is the largest aviation market in the world based on weekly departures. As of March 31, 2002, Continental Airlines operated 204 daily departures from Newark International. We and Continental Airlines together operated approximately 62% of all daily departures from Newark International and approximately 25% of all daily departures from New York City's three major airports. In addition to its 160 average daily domestic departures, Continental Airlines also flies to Europe, the Caribbean, Mexico, Canada, South America, Central America, Tel Aviv, Tokyo and Hong Kong from Newark International.

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

  AIRCRAFT FLEET

     As shown in the following table, our aircraft fleet consisted of 145 regional jets and 29 turboprop aircraft at March 31, 2002. Our purchase commitments as of March 31, 2002 are also shown below.

                                                                                                    SEATS IN
                                      TOTAL                      AVERAGE AGE    FIRM                STANDARD
TYPE                                 AIRCRAFT   OWNED   LEASED   (IN YEARS)    ORDERS   OPTIONS   CONFIGURATION
----                                 --------   -----   ------   -----------   ------   -------   -------------
REGIONAL JETS:
ERJ-145XR..........................     --        --      --          --        104       100          50
ERJ-145............................    115        --     115         2.3         25        --          50
ERJ-135............................     30        --      30         1.6         --        --          37
                                       ---       ---     ---        ----        ---       ---
                                       145        --     145         2.1        129       100
                                       ---       ---     ---        ----        ---       ---
TURBOPROP:
ATR-42-320.........................     23         4      19        11.8         --        --          46
EMB-120............................      6        --       6        12.0         --        --          30
                                       ---       ---     ---        ----        ---       ---
                                        29         4      25        11.8         --        --
                                       ---       ---     ---        ----        ---       ---
     Total.........................    174         4     170         3.8        129       100
                                       ===       ===     ===        ====        ===       ===

     The preceding table excludes 12 EMB-120 turboprop aircraft (all leased) and eight ATR-42 turboprop aircraft (one owned and seven leased) removed from service as of March 31, 2002.

     We lease or sublease the aircraft listed under the caption "Leased" in the table above from Continental Airlines under long-term operating leases expiring between 2002 and 2018.

     As of March 31, 2002, we had firm orders for an additional 25 Embraer 50-seat ERJ-145 regional jets and 104 Embraer 50-seat ERJ-145XR regional jets. The estimated aggregate cost of these remaining firm orders for ERJ-145XR and ERJ-145 aircraft as of March 31, 2002, was approximately $2.5 billion, which aggregate cost we believe makes this aircraft order the largest existing firm order of regional jets. The following table outlines the number of Embraer regional jets we are scheduled to receive during each of the next four years.

                                                                 DURING THE YEAR ENDED
                                                                      DECEMBER 31,
                                                              ----------------------------
                                                              2002    2003    2004    2005
                                                              ----    ----    ----    ----
ERJ-145XR...................................................   18      48      36       2
ERJ-145.....................................................   33      --      --      --
                                                              ---     ---     ---     ---
     Total..................................................   51(1)   48      36       2
                                                              ===     ===     ===     ===

---------------

(1) Includes 8 ERJ-145 aircraft delivered to us through March 31, 2002.

     The information presented in the table above is based on our firm orders and does not include any aircraft subject to options. We have options for an additional 100 ERJ-145XR aircraft exercisable through 2007. Continental Airlines has the ability to include any or all of the aircraft subject to options in the capacity purchase agreement. In addition, as described under "-- Our Capacity Purchase Agreement with Continental Airlines," Continental Airlines has the ability to reduce the number of aircraft subject to the capacity purchase agreement below the number in the table shown above.

     We will not have any obligation to take any of the aircraft under firm commitments if they are not financed by a third party and leased to us or Continental Airlines. The capacity purchase agreement provides that all of the Embraer regional jets subject to our existing firm orders will be leased by Continental Airlines and then subleased to us. Under the capacity purchase agreement, we are responsible for obtaining financing for the aircraft subject to our options. We have no orders for additional aircraft other than the Embraer regional jets.

     The Embraer regional jets are among the quietest commercial jets currently available and offer many of the amenities of larger commercial jet aircraft, including a stand-up cabin, overhead and underseat storage, lavatories, in-flight snack and beverage service, and, in many cases, more leg room than larger jets. The speed of Embraer regional jets is comparable to that of larger aircraft operated by the major airlines, and the ERJ-145 and ERJ-135 aircraft have a range of approximately 1,100 miles, while the ERJ-145XR is anticipated to be able to fly approximately 1,500 miles.

     In addition, the flight completion performance of our regional jets has steadily improved since 1998. Excluding cancellations caused by weather and air traffic control, the completion rate for our regional jets improved from 97.1% to 99.3% of scheduled flights from 1998 through 2001.

     We currently intend to retire all of our turboprop aircraft and to operate an all-jet fleet by the end of the first quarter of 2003. The move to eliminate the turboprop aircraft, while greatly expanding the use of regional jets, is designed to upgrade our aircraft to be more uniform and customer-friendly. Further, the elimination of the turboprop aircraft and the focus on a single regional jet type will simplify our operations and lower our cost structure. We believe that our new regional jets provide greater comfort and enjoy better customer acceptance than turboprop aircraft. The regional jets also allow us to serve routes for Continental Airlines that cannot be served by our turboprop aircraft. Continental Airlines' covers all of the costs associated with the retirement of our turboprop aircraft.

OUR CAPACITY PURCHASE AGREEMENT WITH CONTINENTAL AIRLINES

  OVERVIEW OF AGREEMENT

     Under our capacity purchase agreement, we currently fly all of our aircraft on behalf of Continental Airlines, which handles scheduling, ticket prices and seat inventories for these flights. In exchange for our operation of the flights and our performing other obligations under the agreement, Continental Airlines pays us for each scheduled block hour based on an agreed formula. Under the agreement, Continental Airlines retains all passenger, cargo and other revenues associated with each flight, and is responsible for all revenue-related expenses.

  PAYMENT

     Under the agreement, Continental Airlines pays us a base fee for each scheduled block hour based on a formula that will remain in place through December 31, 2004. The formula is designed to provide us with an operating margin of approximately 10% before taking into account variations in some costs and expenses that are generally controllable by us.

     Our block hour rates are based on estimates of future costs we developed jointly with Continental Airlines. These estimates may differ from our actual costs. If they do, reconciliation payments will be made for some of our costs under the capacity purchase agreement. For 2002, under the capacity purchase agreement, our costs generally fall into three categories: fully-reconciled costs, representing approximately 66% of our total estimated costs, costs within the margin band, representing approximately 13% of our total estimated costs, and unreconciled costs, representing approximately 21% of our total estimated costs. The table below generally describes how variations in our actual costs from our estimated costs are treated under the capacity purchase agreement.

---------------------------------------------------------------------------------------------
 COST CATEGORY                                   RECONCILIATION PAYMENT
---------------------------------------------------------------------------------------------
   FULLY-RECONCILED COSTS:                       Reconciliation payment, including 10%
     - Fuel                                      margin, to the full extent our actual costs
     - Aircraft rent                             differ from estimated costs.
     - Terminal facility rent
     - On-time bonuses, profit-sharing and
       401(k) company match under current
       plans
     - Taxes (other than income taxes)
     - Passenger liability insurance
     - Hull insurance
     - War risk insurance
     - Landing fees
     - Administrative services provided by
       Continental Airlines
     - Ground handling services provided by
       Continental Airlines
     - Third party security and screening
       expenses
     - Substantially all regional jet engine
       expenses under current long-term
       third-party contracts
     - Depreciation and amortization
     - Pilot training volumes
---------------------------------------------------------------------------------------------
   COSTS WITHIN THE MARGIN BAND:                 If actual expenses in this category are
     - Maintenance, materials, and repairs       sufficiently different from estimates
       not included above                        used inthe block hour rates so that our
     - Passenger services                        operating margin (calculated to
     - Other rentals (excluding corporate        exclude the impact of unreconciled
       headquarters rental costs)                costs, to the extent they differ from
     - Other operating expenses                  our estimated costs, and other
                                                 selected items(1)) is less than 8.5%
                                                 or greater than 11.5%, then a
                                                 reconciliation payment will be made by
                                                 us or Continental Airlines to the
                                                 other so that this operating margin
                                                 will be 8.5% or 11.5%, as applicable.
---------------------------------------------------------------------------------------------
   UNRECONCILED COSTS:                           No reconciliation payment.
     - Wages and salaries
     - Benefits not included above
     - Corporate headquarters rental costs
---------------------------------------------------------------------------------------------

---------------
(1) In addition to our unreconciled costs, the operating margin used to calculate the reconciliation payment does not take into account any performance incentive payments, controllable cancellations (including all cancellations other than weather or air traffic control cancellations), litigation costs and other costs that are not included in our block hour rates (or covered by adjustments) and are not reasonable and customary in the industry.

     If our costs within the margin band and unreconciled costs are equal to the estimated costs used in calculating our block hour rates with Continental Airlines, then our operating margin will be 10%. If our costs within the margin band differ from our estimates (and our unreconciled costs are equal to our estimates), then our operating margin will be between 8.5% and 11.5%. If our unreconciled costs differ from our estimates, then our operating margin may be higher than 11.5% or lower than 8.5%.

     In addition, some marketing-related costs normally associated with operating an airline are borne directly by Continental Airlines, which is responsible for marketing under the capacity purchase agreement. These costs include those associated with:

     - Reservations and sales

     - Commissions

     - Advertising

     - Revenue accounting

     - Fare and tariff filings

     - Food and beverage

     We have agreed to meet with Continental Airlines each year beginning in 2004 to review and set the block hour rates to be paid in the following year, in each case based on the methodology (including the 10% targeted operating margin) used to set the original block hour rates. If we and Continental Airlines cannot come to an agreement on the annual adjustments, we have agreed to submit our disagreement to arbitration.

     Our base fee includes compensation for scheduled block hours associated with some cancelled flights, based on historical cancellation rates constituting rolling five-year monthly averages. To the extent that our rate of controllable cancellations, such as those due to maintenance or crew shortages, is less than our historical controllable cancellation rate, we will be entitled to additional payments. On the other hand, we will generally not be entitled to any payment for controllable cancellations above historical rates of controllable cancellations. Because these fees are based on rolling average historical rates of controllable cancellation, lower controllable cancellation rates that result in higher incentive payments in the short run will also reduce our opportunity to earn incentive payments in the future, when the lower controllable cancellation rates become part of the historical average. Also, because we use monthly rolling averages, our opportunity to earn these fees in any particular fiscal quarter is affected by seasonal variations in historical controllable cancellation rates. We are also entitled to receive a small per-passenger fee and incentive payments for on-time and baggage handling performance.

     Using this formula for calculating our block hour rates, the average block hour base rate paid under the capacity purchase agreement for the year ended December 31, 2001 was $1,882.06 and our resulting operating margin was 10.3%. A 1% increase in our scheduled block hours will cause our block hour rate under the capacity purchase agreement to decrease by approximately 0.5%, while a 1% decrease in our scheduled block hours will cause our block hour rate to increase by approximately 0.5%. In addition, a 1% increase in our average stage length will cause our block hour rate to decrease by approximately 0.6%, while a 1% decrease in our average stage length will cause our block hour rate to increase by approximately 0.6%.

     After September 11, 2001, under the terms of the capacity purchase agreement, Continental Airlines requested that we meet and confer regarding the effects of the September 11 terrorist attacks. The agreement gives each party the right to meet and confer with the other regarding any material change in the underlying assumptions regarding the cost of providing services under the agreement and whether the compensation provisions of the agreement should be changed as a result, but does not require any party to agree to any change in the compensation provisions. As a result of the decrease in Continental Airlines' revenue from the reduced number of passengers and decreased yields and the decrease in Continental Airlines' revenue per available seat mile caused by the reduction in our flight schedule, we agreed with Continental Airlines in the meet and confer process to reduce Continental Airlines' payments to us for September through December 2001 by $33 million in the aggregate. In return, Continental Airlines extended our note payable to it by 18 months, extended by one year our right under the capacity purchase agreement to be Continental Airlines' exclusive regional jet operator in its hubs and extended by six months the period during which Continental Airlines cannot withdraw jet aircraft under the capacity purchase agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of
Operations -- Effects of September 11, 2001."

     If we default on our payment obligations under our aircraft subleases with Continental Airlines or under our note payable to Continental Airlines, then, in addition to any other remedies that may be available, Continental Airlines is entitled to reduce any payments required to be made by it to us under the capacity purchase agreement by the amount of the defaulted payment. If either we or Continental Airlines defaults under our respective payment obligations under the tax agreement, then in addition to any other remedies that may be available, Continental Airlines or we, as the case may be, are entitled to reduce any payments required to be made to the other party under the capacity purchase agreement by the amount of the defaulted payment.

  SCOPE OF AGREEMENT

     The agreement covers all of our existing fleet, as well as the 129 Embraer regional jets subject to firm orders at March 31, 2002. However, beginning July 1, 2004, Continental Airlines has the right to reduce the number of our regional jets covered by the agreement, provided that we have received at least 12 months' notice. Under the agreement, Continental Airlines is entitled to decline capacity with respect to:

     - any regional jets subject to our firm orders that Embraer has not delivered to us before the effective date of the reduction in capacity; and

     - up to 25%, over any rolling three-year period, of our regional jets that have been delivered.

     If Continental Airlines removes regional jet aircraft from the terms of the agreement, we would have the option to:

     - fly the released aircraft for another airline or under our own designator code, subject to our ability to obtain facilities, such as gates and slots, and our exclusive arrangement with Continental Airlines in its hub airports; or

     - decline to fly these aircraft and cancel the related subleases with Continental Airlines.

     In addition, Continental Airlines has the right to reduce the number of turboprop aircraft covered by the agreement at any time. We are not entitled to retain any of our turboprop aircraft removed from the terms of the agreement without the consent of Continental Airlines.

     If we elect to fly one or more of the aircraft released from the capacity purchase agreement either for another party or for our own benefit, the interest rate implicit in calculating the scheduled lease payments will increase by 200 basis points to compensate Continental Airlines for its continued participation in our lease financing arrangements. See "-- Aircraft Financing." If we elect not to fly these aircraft, the sublease between us and Continental Airlines for these aircraft will be canceled and Continental Airlines will take possession of the aircraft. In that event, Continental Airlines will be responsible for all direct reasonable costs we incur associated with the removal of those aircraft from our fleet. In addition, upon a reduction in capacity, we will be entitled to meet and confer with Continental Airlines regarding the impact of the reduction on our cash flow and to negotiate, in good faith, a credit facility with Continental Airlines for up to $75 million in the aggregate for a term of up to two years and at an interest rate equal to the London interbank offered rate plus 200 basis points to help cover any potential cash needs as a result of the reduction in capacity. However, Continental Airlines has no obligation to provide this facility.

     Additionally, Continental Airlines has the right to require us to exercise any of the aircraft options we hold to purchase 100 Embraer regional jets, and include these aircraft under the capacity purchase agreement. If Continental Airlines elects to do this, it may either lease or sublease the aircraft to us, or substitute these aircraft for aircraft in our possession that have been removed from the terms of the capacity purchase agreement and that we sublease from Continental Airlines, in which case we will be required to finance the option aircraft ourselves. See "-- Aircraft Financing." If Continental Airlines does not require us to exercise these aircraft options, we will retain the right to exercise the options and fly these aircraft for other airlines or for other purposes, subject to some restrictions; however, we will have to finance our acquisition of these aircraft independently.

     So long as either scheduled flights under the capacity purchase agreement represent at least 50% of all of our scheduled flights or at least 200 of our aircraft are covered by the capacity purchase agreement, we are required to allocate our crews, maintenance personnel, facilities and other resources on a priority basis to scheduled flights under the capacity purchase agreement above all of our other flights and aircraft.

  CODE-SHARING AND MARKETING

     Our capacity purchase agreement with Continental Airlines authorizes us to use its two-letter flight designator code (CO*) to identify our flights in the central reservation system, to paint our aircraft with its colors and/or logos and to market and advertise our status as being a part of the Continental Airlines route system. The agreement also gives us a non-exclusive license to fly under the Continental Express name. Passengers on our scheduled flights under the capacity purchase agreement may earn awards under the frequent flyer program of Continental Airlines (OnePass). We do not pay fees with respect to these services.

  CANCELLATIONS

     Under the agreement, we are compensated for scheduled block hours, including block hours associated with some cancelled flights. If cancellations outside of our control, such as those due to weather or air traffic control, exceed the historical average of cancellations for the applicable period, we will be paid for the cancelled flight at a reduced rate, calculated to cover our fixed costs. We will generally not be entitled to any payment for controllable cancellations, which include cancellations due to labor unrest, regulatory action, fuel unavailability, crew shortages or maintenance, and all other cancellations other than weather or air traffic control cancellations, above historical rates of cancellations, and in the event of a union-authorized labor strike we will not be entitled to payment for any controllable or uncontrollable cancellations.

  AIRCRAFT FINANCING

     We currently lease or sublease all of our existing regional jets from Continental Airlines. We also lease or sublease from Continental Airlines a majority of our turboprops, which we expect to retire by the first quarter of 2003. Under the capacity purchase agreement, Continental Airlines is required to lease from Embraer or its designee all of our current firm order aircraft and sublease these aircraft to us. However, Continental Airlines is not required to provide any financing for our Embraer option aircraft or any other aircraft that we may acquire.

     In addition, Continental Airlines may require us to substitute aircraft subject to our existing Embraer options for aircraft that have been removed from the terms of the capacity purchase agreement and that we sublease from Continental Airlines. If Continental Airlines elects to do this, it will be entitled to terminate our sublease and take possession of the replaced aircraft on the option aircraft's scheduled delivery date. However, we will be required to finance the option aircraft independent of Continental Airlines, and even if we are unable to finance the option aircraft or the option aircraft is not delivered for any other reason, Continental Airlines will be entitled to cancel the sublease and take possession of the replaced aircraft on the option aircraft's scheduled delivery date. If we are unable to obtain alternative financing on terms that we find acceptable or at all or the option aircraft is not delivered for any other reason and Continental Airlines exercises its right to consummate the exchange, the size of our fleet will be reduced. Since we will be subject to a continuing risk of losing aircraft removed from the terms of the capacity purchase agreement that we sublease from Continental Airlines if we are not able to finance a replacement option aircraft, we may be unable to enter into contracts with other carriers to sell the capacity of those aircraft.

     Continental Airlines may also terminate the sublease relating to, and take possession of, any of our aircraft that have been removed from the terms of the capacity purchase agreement to the extent that Continental Airlines provides us with an equivalent replacement aircraft. We will be required to use commercially reasonable efforts to finance the replacement aircraft. We cannot assure you that, if Continental Airlines exercises its rights to replace an aircraft, we will be able to obtain alternative financing or that the terms of any alternative financing will be comparable to those in the subleases with Continental Airlines. If we are unable to obtain financing after using commercially reasonable efforts, we will not be required to exchange our aircraft for the replacement aircraft.

  AIRPORT FACILITIES, SLOTS AND ROUTE AUTHORITIES

     Most of the airport facilities that we use are leased from airport authorities by Continental Airlines. Under our master facility agreement with Continental Airlines, we are entitled to use these facilities to fulfill our obligations under the capacity purchase agreement. However, we are generally not entitled to use those facilities that are airport terminal facilities to service other carriers or operate flights under our own code without the approval of Continental Airlines. Further, we must use those facilities that are non-terminal facilities on a priority basis to support our scheduled flights that we fly on behalf of Continental Airlines, for so long as those flights constitute at least 50% of our total scheduled flights. We are generally charged for our allocated portion of airport rental expenses associated with our flight activity. Continental Airlines is generally responsible for all capital and start-up costs for airport terminal facilities at its hub airports and at any other facilities where it elects to provide baggage handling services to us. If Continental Airlines elects to provide baggage handling services at any facility at which we previously provided baggage handling services, Continental Airlines will reimburse us for most of the capital and start-up costs we incurred at that facility. We are generally responsible for any capital and start-up costs associated with any airport terminal facilities at other airports to which we fly and any non-terminal facilities not also regularly used by Continental Airlines. If we exit a market at the direction of Continental Airlines (and we do not reenter that market within six months flying for our own account or for the account of an airline other than Continental Airlines), in most cases Continental Airlines will reimburse us for certain losses incurred in connection with the closure of the related facility. If the capacity purchase agreement is terminated, we may be required by Continental Airlines to vacate airport terminal space subleased to us by Continental Airlines. In addition, at any airport to which we fly scheduled flights on behalf of Continental Airlines, subject to some exceptions, Continental Airlines can require us at any time, including upon cessation of these scheduled flights to the airport, to use commercially reasonable efforts to assign any lease for these airport terminal facilities that is in our name to Continental Airlines or its designee (or to sublease the space to it or its designee). In addition, if the capacity purchase agreement is terminated after our material breach of that agreement, we may be required by Continental Airlines to vacate our non-terminal space (including our maintenance and training facilities) that is subleased to us by Continental Airlines and used to support the scheduled flights we fly on behalf of Continental Airlines, and we may be required by Continental Airlines to use commercially reasonable efforts to assign to Continental Airlines or its designee any lease in our name for non-terminal space (including our maintenance facilities) used to support the scheduled flights we fly on behalf of Continental Airlines (or to sublease the space to it or its designee). Also, for a period of five years following the termination of the capacity purchase agreement, if we wish to transfer our interests in any of our facilities used to fulfill our obligations under the capacity purchase agreement, Continental Airlines must consent to the transfer (where Continental Airlines is the sublessor) and has a right of first refusal to acquire our interests in those facilities that we lease from parties other than Continental Airlines.

     In addition, Continental Airlines can require us, at any time, to use commercially reasonable efforts to transfer, subject to applicable laws, to Continental Airlines or its designee any of our airport takeoff or landing slots, route authorities or other regulatory authorizations used for our scheduled flights under the capacity purchase agreement.

  RETIREMENT OF TURBOPROPS

     The capacity purchase agreement provides for the retirement of all of our turboprop aircraft according to an agreed-upon schedule, which schedule currently calls for all of our turboprop aircraft to be retired by the first quarter of 2003. Continental Airlines has agreed to cover the costs of this retirement by paying all of our direct costs, if any, associated with terminating our turboprop aircraft leases and purchasing from us at book value any turboprop aircraft that we own and any related spare parts inventory. Continental Airlines has the right to accelerate the retirement of any or all of our turboprop aircraft upon at least 14 days' notice.

     As a result of our decline in passenger traffic following the terrorist attacks on September 11, 2001, together with the lower passenger traffic and yields experienced by Continental Airlines and the airline industry in general, Continental Airlines, withdrew 17 of our turboprop aircraft from the capacity purchase agreement effective October 1, 2001. As a result, we terminated our subleases of 16 of these aircraft and returned them to Continental Airlines, and we sold the 17th turboprop aircraft, which we owned, to Continental Airlines at book value. As provided in the capacity purchase agreement, Continental Airlines was responsible for our reasonable out-of-pocket expenses associated with the withdrawal of these aircraft from the capacity purchase agreement and some of the cost of reassigning pilots to other aircraft types.

  GROUND HANDLING

     We currently provide baggage handling and other support services, including ground handling, station operations, ticketing, gate access and other passenger, aircraft and traffic servicing functions for Continental Airlines at approximately thirteen of the airports to which we fly. For providing these services to Continental Airlines and, if requested, to its codeshare partners, Continental Airlines pays us an amount for each aircraft landing and takeoff equal to our cost for providing such services. Continental Airlines provides these same services to us at the remaining airports to which we fly, including Continental Airlines' existing hub airports.

  OTHER SERVICES

     In connection with the capacity purchase agreement, we also entered into an administrative support and information services agreement, under which Continental Airlines provides us with information technology support, corporate accounting, insurance, purchasing, payroll, human resources, legal, tax and treasury administrative services, and a fuel purchasing agreement, under which we purchase from Continental Airlines all of our fuel requirements. Continental Airlines reimburses us for the costs of all of these services through the block hour rate pricing arrangement in the capacity purchase agreement. We have the right to terminate the provision of services to us under the administrative services agreement at our election. Under the administrative services agreement, we and Continental Airlines have agreed promptly after June 30, 2002 to negotiate in good faith and enter into a transition services agreement with terms reasonably acceptable to each party. The transition services agreement will provide for the termination of all of the services provided to us under the administrative services agreement over a period of time to be mutually agreed upon. The administrative services agreement will terminate in any event upon the earlier of the effectiveness of the transition services agreement and December 31, 2003.

  EXCLUSIVE ARRANGEMENT

     The capacity purchase agreement provides that we will be Continental Airlines' exclusive provider of regional jets flying in or out of Bush Intercontinental, Hopkins International or Newark International through December 31, 2005. However, the agreement permits up to 10 regional jet flights per day from each of Continental Airlines' existing hub airports by regional airlines that have arrangements with Continental Airlines' major airline code-share partners. This exclusivity automatically and permanently terminates upon the occurrence of a union-authorized strike. Otherwise, the agreement does not prohibit Continental Airlines from competing, or from entering into agreements with other airlines that would compete, with routes we serve. In addition, if the Embraer ERJ-145XR aircraft does not meet its design or performance specifications and the delivery of one or more to us is cancelled or delayed by more than six months, unless we obtain regional jet aircraft with comparable performance specifications and offer to fly these aircraft for Continental Airlines at competitive rates, then Continental Airlines may fly or contract with other regional airlines to fly such aircraft to and from its existing hubs.

     The capacity purchase agreement provides that, during its term, we will provide regional airline services only for Continental Airlines at its existing hubs at Bush Intercontinental, Hopkins International and Newark International, and at any other airport from which it, together with its subsidiaries and all other regional jets operating under its code as their primary code, operates an average of more than 50 flights per day (although currently there are no such airports). This means that, without Continental Airlines' consent, we are prohibited from operating flights under our own code or on behalf of any other carrier in or out of these airports. In addition, during the term of the agreement, we are prohibited from operating any of our aircraft subject to the capacity purchase agreement or using our passenger-related airport facilities used to fulfill our obligations under the capacity purchase agreement on behalf of any other carrier or for flights under our own code. Otherwise, the agreement does not prohibit us from flying aircraft on behalf of other airlines or under our own code, or from utilizing the airport facilities of those airlines or other airport facilities that we may obtain in the future.

     Continental Airlines currently has code-sharing agreements with several regional airlines where Continental Airlines acts as the primary code-share partner. These relationships provided Continental Airlines approximately 7% of its regional feed on an available seat miles basis in 2001. Continental Airlines owns a 28% equity stake in Gulfstream, one of these carriers. In addition, some of Continental Airlines' major airline code-share partners have arrangements with regional airlines that operate a few regional jet flights in and out of Continental Airlines' existing hub airports. We cannot assure you that Continental Airlines will not expand these relationships in competition with us including through the use of aircraft released from the capacity purchase agreement, or that Continental Airlines will not add its own regional jet capacity in competition with us, subject to our exclusive arrangement at Continental Airlines' three existing hubs.

     Because our license from Continental Airlines to use the Continental Express name and other trademarks is non-exclusive, Continental Airlines is not prohibited from flying its own planes or permitting any of these other regional airlines from operating under the Continental Express name.

  MOST FAVORED NATIONS

     So long as Continental Airlines is our largest customer, if we enter into an agreement with another major airline to provide regional airline services on a capacity purchase or other similar economic basis for 10 or more aircraft on terms and conditions that are in the aggregate less favorable to our company than the terms and conditions of the capacity purchase agreement, Continental Airlines will be entitled to amend our capacity purchase agreement to conform the terms and condition of the capacity purchase agreement to the terms and conditions of the agreement with the other major airline.

  CHANGE OF CONTROL

     So long as Continental Airlines is our largest customer, if a change of control of our company occurs without Continental Airlines' consent, our block hour rates under the capacity purchase agreement will be reduced by an amount approximately equal to the operating margin built into those rates. Under the capacity purchase agreement, a change of control of our company is defined as:

     - our merger or consolidation with a major airline, defined as an airline (other than Continental Airlines or its subsidiaries) that had more than $500 million of revenue (or, if we are the surviving entity in the transaction, $1 billion of revenue), adjusted for inflation, during the most recently completed fiscal year;

     - the acquisition by a major airline or group of major airlines acting in concert of more than 10% of our capital stock or voting rights;

     - the acquisition by any other entity or group of entities acting in concert, other than Continental Airlines and its subsidiaries and passive investors, of more than 25% of our capital stock or voting rights, unless such entity or group reduces its ownership to below this threshold within 30 days of the acquisition;

     - our acquisition of more than 10% of the capital stock of an airline (other than Continental Airlines or its subsidiaries) that had more than $1 billion of revenue, adjusted for inflation, during the most recently completed fiscal year, or airline assets that generated more than $1 billion of revenue during the most recently completed fiscal year;

     - our merger or consolidation with another entity following which our stockholders own less than a majority of the voting securities of the surviving entity;

     - the sale or other disposition of all or substantially all of our airline assets to a major airline;

     - the liquidation or dissolution of our company in connection with which we cease operations as an air carrier;

     - a majority of our directors do not consist of either our current directors or individuals nominated by a majority of our board of directors; or

     - our entering into definitive agreements relating to the foregoing matters.

  LABOR DISRUPTION

     Upon the occurrence of a union-authorized labor strike, the capacity purchase agreement provides that:

     - we will no longer have the right to be Continental Airlines' exclusive provider of regional jets in or out of its hubs in Houston, Cleveland and Newark through January 1, 2006, regardless of the length of the strike;

     - we will be compensated only for the flights we complete, and will not be compensated for any controllable or uncontrollable cancellations regardless of our historical cancellation rates;

     - on each of the 2nd, 15th, 30th, 45th, 60th and 75th days of the strike, Continental Airlines will be entitled to terminate our subleases for, and take immediate possession of, up to 20 of our aircraft that are covered by the capacity purchase agreement, to a maximum of 120 aircraft if the strike extends to the 75th day;

     - we will be required to provide to Continental Airlines or its designee, for the duration of the strike and 180 days thereafter and at market rates, first-priority access to all of our flight simulators, hangars, training and other facilities and inventory to the extent necessary to enable Continental Airlines or its designee to operate any aircraft of which Continental Airlines takes possession as a result of the strike; and

     - if the strike continues for 90 days or more, Continental Airlines is entitled to terminate the capacity purchase agreement for cause, cancel our subleases and take immediate possession of all of the aircraft covered by the capacity purchase agreement.

     In addition, a labor disruption other than a union-authorized strike may cause us to be in material breach of the capacity purchase agreement. Under the capacity purchase agreement, whenever we fail to complete at least 90% of our aggregate scheduled flights (based on available seat miles) in three consecutive calendar months or at least 75% of our aggregate scheduled flights (based on available seat miles) in any 45-day period (in each case, excluding flights cancelled due to union-authorized labor strikes, weather, air traffic control or non-carrier specific airworthiness directives or regulatory orders), we will be deemed to be in material breach of the capacity purchase agreement. A labor disruption other than a union-authorized strike could cause us to fail to meet these completion requirements and, as a result, cause us to be in material breach of the capacity purchase agreement. If Continental Airlines gives us notice of a material breach and we fail to cure the breach within 60 days, or if a union-authorized labor strike continues for 60 days, we will have to pay Continental Airlines an amount equal to the expected margin contained in the block hour rates for scheduled flights from the 60th day until the breach is cured. In addition, if we fail to cure the breach within 90 days after notice of the breach, Continental Airlines may terminate the capacity purchase agreement.

  TERM AND TERMINATION OF AGREEMENT AND REMEDIES FOR BREACH

     The agreement expires on December 31, 2010. Continental Airlines has the option to extend the term of the agreement with 24 months' notice for up to four additional five-year terms through December 31, 2030.

     Continental Airlines may terminate the agreement at any time after January 1, 2006 upon 12 months' notice, or at any time without notice for cause, which is defined as:

     -  bankruptcy of our company;

     - suspension or revocation of our authority to operate as a scheduled airline;

     - cessation of our operations as a scheduled airline, other than as a result of a union-authorized labor strike or any temporary cessation not to exceed 14 days;

     -  a union-authorized labor strike that continues for 90 days; or

     - an intentional or willful material breach by our company that substantially deprives Continental Airlines of the benefits of the agreement, that is not cured within 90 days of notice of the breach.

     Continental Airlines may also terminate the agreement at any time upon a material breach by us that does not constitute cause and continues for 90 days after we receive notice of the breach. If we materially breach the agreement (including for cause) and, for breaches other than cause, fail to cure the breach within 60 days after we receive notice of the breach, we will have to pay Continental Airlines an amount equal to the expected margin contained in the block hour rates for scheduled flights from the 60th day (or immediately, without receipt of any notice, if the breach is for cause) until the breach is cured. In addition, Continental Airlines may terminate the agreement immediately without notice or giving us an opportunity to cure if it makes a reasonable and good faith determination, using recognized standards of safety, that there is a material safety concern with our operation of any flight under the capacity purchase agreement.

     If Continental Airlines materially breaches the agreement and fails to cure the breach within 60 days after we notify it of the breach, we will be entitled to obtain our payments directly from Airline Clearing House, Inc. from the 60th day for the duration of the default.

     In addition, we and Continental Airlines are each entitled to seek damages in arbitration and to all available equitable remedies.

  DISPOSITION OF AIRCRAFT UPON TERMINATION

     If Continental Airlines terminates the capacity purchase agreement for cause, it also will have the right at that time to terminate our subleases with it for aircraft covered by the agreement and take possession of these aircraft. In that event, Continental Airlines also has the right to purchase from us for book value any of the turboprop aircraft we own that are covered by the agreement at the time of termination. If Continental Airlines terminates the capacity purchase agreement for any reason other than for cause, we have the option to cancel all or any number of our subleases with it for aircraft covered by the agreement at the time of termination. However, if we terminate any of these subleases, we will lose access to the subject aircraft, which would reduce the size of our fleet and our future ability to generate revenue. If we elect not to terminate these subleases, the interest rate implicit in calculating the scheduled lease payments under the relevant leases will automatically increase by 200 basis points to compensate Continental Airlines for its continued participation in our lease financing arrangements.

  AMENDMENT TO EMBRAER AND ROLLS-ROYCE CONTRACTS

     We are prohibited, without Continental Airlines' consent, from amending our aircraft purchase agreements with Embraer to change the pricing, financing or leasing arrangements, number or delivery schedule of firm order or option aircraft subject to the agreements, or to make any other changes that may be expected to adversely affect Continental Airlines' rights under the capacity purchase agreement or our ability to perform our obligations under the capacity purchase agreement. We are also prohibited, without Continental Airlines' consent, from amending our "power-by-the-hour" agreement with Rolls-Royce Corporation in any manner that adversely affects the engine maintenance costs to us or Continental Airlines of our aircraft subject to the capacity purchase agreement. We have also agreed to consent to any amendment of our Embraer aircraft purchase agreements that reduces the financing or other obligations of Continental Airlines under these agreements, provided that such amendment does not increase our obligations under these agreements.

  INDEMNIFICATION

     In general, we have agreed to indemnify Continental Airlines and it has agreed to indemnify us for any damages caused by any breaches of our respective obligations under the agreement or caused by our respective actions or inactions under the capacity purchase agreement.

  BOARD DESIGNEE

     Under the capacity purchase agreement, we have agreed to endeavor to ensure that an individual designated from time to time by Continental Airlines (who will not be a director, officer or employee of Continental Airlines) will be a member of the board of directors of our company and each of our subsidiaries that operate as Continental Express, for the full term of the capacity agreement. This provision is not applicable, however, until after Continental Airlines is no longer entitled to elect any directors to our board of directors under the terms of our special voting preferred stock held by Continental Airlines.

FACILITIES

     We use the following principal facilities:

     - Bush Intercontinental -- Terminal B has approximately 155,000 square feet with 23 regional jet gates and 22 turboprop parking positions. Subject to obtaining applicable approvals, we have the ability to add 11 additional regional jet gates to the existing terminal.

     - Houston Maintenance Hangar -- We have four maintenance bays occupying approximately 70,000 square feet and approximately 45,000 square feet of administrative space.

     - Houston Training Center -- We have a 33,000 square foot facility containing regional jet simulators and corresponding training and administrative space. See "-- Maintenance of Aircraft and Training."

     - Hopkins International -- Terminal D has approximately 104,000 square feet with 12 regional jet gates and 24 turboprop gates. Subject to obtaining applicable approvals, we have the ability to add 12 to 24 regional jet gates and four turboprop parking positions if the existing 24 turboprop gates are eliminated.

     - Cleveland Maintenance Hangar -- We utilize approximately 98,000 square feet of the facility for eight lines of maintenance.

     - Newark International -- We operate out of Continental Airlines' Terminal C with 18 regional jet gates and six remote parking positions.

     - Knoxville Hangar -- We have a four-bay heavy maintenance facility of approximately 82,000 square feet located in Knoxville, Tennessee.

     - Shreveport Hangar -- We have a six-bay heavy maintenance facility of approximately 142,000 square feet located in Shreveport, Louisiana.

     - Satellite Maintenance Stations -- We have line maintenance facilities in Burlington, Vermont and Richmond, Virginia.

     All of these facilities are leased on a net-rental basis, and we are responsible for maintenance, taxes, insurance and other facility-related expenses and services. Continental Airlines is the primary sublessor for these facilities, except the Houston maintenance hangar, the Knoxville hangar, the Shreveport hangar and the Richmond satellite maintenance station, which we lease directly. In addition, at each of Continental Airlines' three domestic hub cities and many other locations, our passenger and baggage handling space is provided by Continental Airlines on varying terms dependent on the prevailing practice at each airport. If the capacity purchase agreement is terminated after our material breach of that agreement, we may be required to vacate these facilities that are subleased to us by Continental Airlines, and we may be required to use commercially reasonable efforts to assign to Continental Airlines or its designee any lease in our name for these facilities. See "-- Our Capacity Purchase Agreement with Continental Airlines -- Airport Facilities, Slots and Route Authorities." For a period of five years following the termination of the capacity purchase agreement, if we wish to transfer our interests in any of our facilities used to fulfill our obligations under the capacity purchase agreement, Continental Airlines must consent to the transfer (where Continental Airlines is the sublessor)

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

and has a right of first refusal to acquire our interests in those facilities that we lease from parties other than Continental Airlines.

EMPLOYEES

     As of March 31, 2002, we had approximately 4,950 employees, including approximately 1,800 pilots, 750 flight attendants, 900 customer service personnel, 750 mechanics and other maintenance personnel, 50 dispatchers and 700 management and support personnel. As is customary in the airline industry, we also use third parties to provide ground handling personnel in some stations. Currently, a majority of these ground handling personnel are provided by Continental Airlines.

     Labor costs are a significant component of airline expenses and can substantially impact our results. While there can be no assurance that what we regard as our generally good labor relations and high labor productivity will continue, an important component of our business strategy is the preservation of good relations with our employees, approximately 70% of whom are represented by unions.

     Under the terms of a flow-through agreement with our and Continental Airlines' pilots, furloughed Continental Airlines pilots have the option to fly for our company and replace our pilots. In addition, our furloughed Continental Airlines pilots have recall rights to be rehired by Continental Airlines. Since September 11, 2001, Continental Airlines has furloughed a total of 439 pilots. Of this number, 233 pilots took positions at our company, contributing to the furlough of 386 of our pilots. Should pilot positions become available at Continental Airlines, our pilots who were furloughed by Continental Airlines will likely elect to return to Continental Airlines. We may have difficulty replacing these pilots. In addition, some of our pilots and mechanics have preferential rights to be hired by Continental Airlines when positions become available. As a result, until the termination of these flow-through arrangements (which terminate when Continental Airlines ceases to own more than 50% of our outstanding common stock) and recall rights, additional hiring by Continental Airlines or additional furloughs by Continental Airlines may cause additional turnover of our employees.

     The flow of pilots from Continental Airlines to us under the flow-through agreement and the potential recall of some of these pilots to Continental Airlines in the future are expected to result in higher pilot labor costs. These higher costs are expected to result from reduced productivity, additional training costs and the higher seniority level of the Continental Airlines' pilots that have taken positions with us. As a result, Continental Airlines has agreed to increase payments to us under our capacity purchase agreement to cover these increases in costs stemming from our hiring of furloughed Continental Airlines pilots under the flow-through arrangements.

     The following table, as of March 31, 2002, reflects our principal collective bargaining agreements and their respective amendable dates.

                            APPROXIMATE
                          NUMBER OF FULL-
                          TIME EQUIVALENT                                               CONTRACT
EMPLOYEE GROUP               EMPLOYEES      REPRESENTING UNION                          AMENDABLE DATE
--------------            ---------------   -----------------------------------------   --------------
Pilots..................       1,800        Air Line Pilots Association                 October 2002
Mechanics...............         750        International Brotherhood of Teamsters      February 2004
Flight Attendants.......         750        International Association of Machinists     December 2004
                                            and Aerospace Workers
Dispatchers.............          50        Transport Workers Union of America          July 2004

     Our other employees are not covered by collective bargaining agreements.

MAINTENANCE OF AIRCRAFT AND TRAINING

     Using a combination of FAA certified maintenance vendors and our own personnel and facilities, we maintain our aircraft on a scheduled and "as-needed" basis. We emphasize preventive maintenance and inspect our aircraft engines and airframes as required. We have a "power-by-the-hour" agreement with Rolls-Royce Corporation to maintain the engines on our ERJ-145 and ERJ-135 aircraft through April 2010. Under the agreement, we are charged for covered services based on a fixed rate for each flight hour accumulated by most of the engines and some of the components in our service during a month. The rates are subject to annual revisions based on the Bureau of Labor Statistics labor and material indices. In addition, the operating assumptions used to determine the rates are currently under review, and will be reviewed every other year beginning January 1, 2004, based on our actual operation of the aircraft and engines and projections for future operations. We believe this agreement, coupled with our ongoing maintenance program, reduces the likelihood of unexpected levels of engine maintenance expense during its term. We have also developed an inventory of aircraft spare parts and have instituted a computerized tracking system to increase maintenance efficiency and to avoid excess inventories of spare parts.

     We perform our line and heavy maintenance projects at our facilities in Knoxville, Shreveport, Cleveland and Houston as well as our satellite maintenance stations.

     All mechanics and avionics specialists employed by us have appropriate training and experience and hold required licenses issued by the FAA. We provide periodic in-house and outside training for our maintenance and flight personnel and also take advantage of manufacturer's training programs that are offered when acquiring new aircraft.

     Our Houston training center, which we lease from Continental Airlines at Bush Intercontinental, is equipped with four aircraft simulators, which we use for virtually all of our jet training requirements. We contract with third-party providers for the remainder of our training requirements.

COMPETITION

     The airline industry is highly competitive. We compete not only with other regional airlines, some of which are owned by or are operated as code-sharing partners of major airlines including Continental Airlines, but also with low-fare airlines and major airlines on many of our routes. Some of these airlines are larger and have significantly greater financial and other resources than we do. The principal competitive factors in the regional airline industry are fare pricing, customer service, routes served, flight schedules, aircraft types and code-sharing relationships. Competitors may rapidly enter markets we serve for Continental Airlines and quickly discount fares. The airline industry is particularly susceptible to price discounting because airlines incur only nominal variable costs to provide service to passengers occupying otherwise unsold seats.

     We are the leading regional airline operating out of Bush Intercontinental, Hopkins International and Newark International. We believe that our capacity purchase agreement with Continental Airlines combined with Continental Airlines' significant market share at those airports provides us with a significant competitive advantage at these airports over other regional carriers. However, we face substantial competition from a number of regional airlines, including American Eagle and Atlantic Coast Airlines, that serve the New York metropolitan area. We also face limited competition from low-fare airlines, although they tend to serve different city pairs than we do.

     Continental Airlines currently has code-sharing agreements with several regional airlines where Continental Airlines acts as the primary code-share partner. These relationships provided Continental Airlines approximately 7% of its regional feed on an available seat miles basis in 2001. Continental Airlines owns a 28% equity stake in Gulfstream, a regional carrier from which we leased 19 turboprops that have been withdrawn from the capacity purchase agreement since January 1, 2001. Gulfstream is now flying these turboprops under a code-sharing agreement with Continental Airlines in markets we do not serve. In addition, some of Continental Airlines' major airline code-share partners have arrangements with regional airlines that operate a few regional jet flights in and out of Continental Airlines' existing hub airports. We cannot assure you that Continental Airlines will not expand these relationships in competition with us, including through the use of aircraft released from the capacity purchase agreement, nor that Continental Airlines will not add regional jet capacity in competition with us, subject to our exclusive arrangement at Continental Airlines' three existing hub airports. Because our license from Continental Airlines to use the Continental Express name and other trademarks is non-exclusive, Continental Airlines is not prohibited from flying its own planes or permitting any of these other regional airlines from operating under the Continental Express name.

REGULATION

     We operate under certificates of public convenience and necessity issued by the Department of Transportation, or DOT. These certificates may be altered, amended, modified or suspended by the DOT if public convenience and necessity so require, or may be revoked for intentional failure to comply with the terms and conditions of a certificate.

     The airlines are also regulated by the FAA, primarily in the areas of flight operations, maintenance, ground facilities and other technical matters. Under these regulations, we have established, and the FAA has approved, a maintenance program for each type of aircraft operated by us that provides for the ongoing maintenance of these aircraft, ranging from frequent routine inspections to major overhauls.

     The DOT allows local airport authorities to implement procedures designed to abate special noise problems, provided such procedures do not unreasonably interfere with interstate or foreign commerce or the national transportation system. Some airports, including the major airports at Boston, Washington, D.C., Chicago, Los Angeles, San Diego, Orange County (California) and San Francisco, have established airport restrictions to limit noise, including restrictions on aircraft types to be used and limits on the number of hourly or daily operations or the time of such operations. In some instances, these restrictions have caused curtailments in services or increases in operating costs, and such restrictions could limit our ability to commence or expand our operations at affected airports. Local authorities at other airports are considering adopting similar noise regulations.

     The FAA has designated John F. Kennedy International Airport and LaGuardia Airport in New York, O'Hare International Airport in Chicago and Ronald Reagan Washington National Airport in Washington, D.C. as "high density traffic airports" and had limited the number of departure and arrival slots at those airports. In April 2000, legislation was signed phasing out slot restrictions beginning in 2001 at O'Hare, LaGuardia and Kennedy. All slot restrictions at O'Hare are scheduled to be eliminated by July 2002 and slot restrictions at LaGuardia and Kennedy are scheduled to be eliminated by 2007.

     Many aspects of our operations are subject to increasingly stringent federal, state and local laws. Future regulatory developments could adversely affect operations and increase operating costs in the airline industry.

     In November 2001, the President signed into law the Aviation Security Act. The law federalizes substantially all aspects of civil aviation security, creating a new Transportation Security Administration under the DOT. Under the Aviation Security Act, all security screeners at airports will be federal employees, and significant other elements of airline and airport security will be overseen and performed by federal employees, including federal security managers, federal law enforcement officers, federal air marshals and federal security screeners. Among other matters, the law mandates improved flight deck security, deployment of federal air marshals onboard flights, improved airport perimeter access security, airline crew security training, enhanced security screening of passengers, baggage, cargo, mail, employees and vendors, enhanced training and qualifications of security screening personnel, additional provision of passenger data to U.S. Customs, and enhanced background checks. Funding for airline and airport security under the law is provided by a new $2.50 per enplanement ticket tax (subject to a $5 per one-way trip cap), and a new annual fee on air carriers in an amount not to exceed the amounts paid in calendar year 2000 by air carriers for screening passengers and property. Air carriers began collecting the new ticket tax from passengers, and became subject to the new fee on air carriers, on February 1, 2002. The law requires that the Undersecretary of Transportation for Security assume all the civil aviation security functions and responsibilities related to passenger screening called for under the law beginning February 17, 2002, and provides that the Undersecretary may assume existing contracts for the provision of passenger screening services at U.S. airports for up to 270 days from that date, after which all security screeners must be federal employees. The law also requires that all checked baggage be screened by explosives detection systems by December 31, 2002, which will require significant equipment acquisition by the government and may require facility and

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

baggage process changes to implement. Implementation of the requirements of the Aviation Security Act may result in increased costs for airlines and passengers and may result in delays and disruptions to air travel.

ENVIRONMENTAL PROCEEDINGS

     We are and may from time to time become involved in environmental matters, including the investigation and/or remediation of environmental conditions at properties used or previously used by us. We are not, however, currently subject to any environmental cleanup orders imposed by regulatory authorities, nor do we have any active investigations or remediations at this time.

INSURANCE

     We are currently covered by insurance policies for public liability, passenger liability, baggage and cargo liability and property damage, including coverage for loss or damage to our flight equipment, and workers' compensation insurance. Currently, property damage, workers' compensation and general liability coverages are included within Continental Airlines' policies, while our aircraft hull and liability coverage is obtained through a combined placement with Continental Airlines. When Continental Airlines ceases to own a majority of our common stock, we will be required to purchase our own property damage, workers' compensation, and other liability policies. In addition, under the capacity purchase agreement, we or Continental Airlines may elect not to participate in the combined placement upon notice at least 120 days prior to the date for renewal of our existing insurance policy.

     We believe that these policies are of types customary in the industry and in amounts we believe are adequate to protect us against material loss. There is no assurance, however, that the amount of insurance we carry will be sufficient to protect us from material loss. In addition, we may incur increased costs if we elect not to participate in the combined placement with Continental Airlines.

     As a result of the terrorist attacks on September 11, 2001, premiums for aviation insurance have increased substantially, and could escalate further, or certain aviation insurance could become unavailable or available only for reduced amounts of coverage that are insufficient to comply with the levels of insurance coverage required by aircraft lenders and lessors or required by applicable government regulations. Additionally, war risk coverage or other insurance might cease to be available to our vendors, or might be available only at significantly increased premiums or for reduced amounts of coverage, which could adversely impact our operations or costs. Under the capacity purchase agreement, Continental Airlines currently reimburses us for these increased insurance costs.

LEGAL PROCEEDINGS

     We are a defendant in various lawsuits arising in the ordinary course of our business. While the outcome of these lawsuits and proceedings cannot be predicted with certainty and could have a material adverse effect on our financial position, results of operations or cash flows, it is the opinion of our management that the ultimate disposition of such suits will not have a material adverse effect on our financial position, results of operations or cash flows.

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

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The following table provides information regarding our directors, executive officers and key employees:


NAME                                   AGE   POSITION(S)
----                                   ---   -----------
Gordon M. Bethune....................  60    Chairman of the Board
James B. Ream........................  46    President, Chief Executive Officer and Director
Frederick S. Cromer..................  37    Vice President and Chief Financial Officer
Jerry E. Losness.....................  62    Vice President and Chief Operating Officer
Charles R. Coble(1)..................  48    Vice President -- Airport Services/Properties and
                                             Facilities
Fred H. Junek, Jr.(1)................  53    Vice President -- Safety and Regulatory Compliance
James E. Nides(1)....................  51    Vice President -- Flight Operations
John Prestifilippo(1)................  44    Vice President -- Maintenance and Technical Support
Karen P. Miles(1)....................  45    Vice President -- Human Resources and Administration
John F. Wombwell.....................  40    Vice President -- General Counsel and Secretary
J. David Grizzle.....................  47    Director
Lawrence W. Kellner..................  43    Director
C.D. McLean..........................  60    Director
Jeffery A. Smisek....................  47    Director


---------------

(1) These individuals are key employees employed by our operating subsidiary.

     We describe briefly below the business experience of our directors, executive officers and key employees.

     GORDON M. BETHUNE has been the Chairman of the Board of our company since October 1994 and was also Chief Executive Officer until July 2001. Mr. Bethune has been the Chairman of the Board and Chief Executive Officer of Continental Airlines since September 1996. Mr. Bethune was President and Chief Executive Officer of Continental Airlines from November 1994 to September 1996, and President and Chief Operating Officer of Continental Airlines from February 1994 to November 1994. Previously, Mr. Bethune held various positions with The Boeing Company commencing in 1988, including Vice President and General Manager of the Commercial Airplane Group Renton Division, Vice President and General Manager of the Customer Services Division and Vice President of Airline Logistics Support. Mr. Bethune is also a director of Continental Airlines, Honeywell International, Inc. and ANC Rental Corporation.

     JAMES B. REAM has been Chief Executive Officer of our company since July 2001 and has been President and a director since October 1999. Mr. Ream joined Continental Airlines in 1994 as Vice President -- Finance, responsible for accounting, financial planning and analysis. Since that time, Mr. Ream relocated to Continental Airlines' hub in Guam where he was Executive Vice President and Chief Operating Officer in 1996 and President and Chief Operating Officer from October 1996 to April 1998 of Continental Micronesia, Inc. Prior to joining our company, he was Senior Vice President -- Asia for Continental Airlines from April 1998 to October 1999, based in Houston. Prior to joining Continental Airlines, Mr. Ream held various positions within the finance department of American Airlines, Inc., including Managing Director -- Financial Planning.

     FREDERICK S. CROMER has been Vice President and Chief Financial Officer of our company since July 1997. Mr. Cromer was Staff Vice President-Fleet Planning for Continental Airlines from 1995 to 1997. Prior to joining Continental Airlines, Mr. Cromer held various finance and fleet planning positions within Northwest Airlines.

     JERRY E. LOSNESS has been Vice President and Chief Operating Officer of our company since February 1996. Previously, Mr. Losness was Senior Vice President and General Manager from 1993 to 1995, Regional Vice President of the Houston hub from 1992 to 1993 and Chief Financial Officer from October 1990 to 1992. Prior to joining our company, Mr. Losness held various financial and operations positions within Eastern

Airlines, including Vice President of Financial Planning and Analysis and Executive Assistant to the Chairman.

     CHARLES R. COBLE has been Vice President -- Airport Services/Properties and Facilities of our company since November 1996. Mr. Coble joined Continental Airlines in June 1975 and held Director level positions within the Field Services Division in Denver, San Francisco and, most recently, Newark/New York.

     FRED H. JUNEK, JR. has been Vice President -- Safety and Regulatory Compliance of our company since January 1998. Previously, Mr. Junek served as Manager of Flight Safety and Quality Assurance for Northwest Airlines from 1995 to December 1997.

     JAMES E. NIDES has been Vice President -- Flight Operations of our company since July 2001 and was Senior Director of Flight Operations from July 1998 to June 2001. Prior to joining our company, Mr. Nides was Vice President of Flight Operations for Express Airlines I, Inc. d.b.a. Northwest Airlink in Memphis, Tennessee from May 1995 to June 1998. Previously, Mr. Nides also held various positions in flight operations and maintenance at Comair, Inc. beginning in 1978, including Chief Pilot, Director of Technical Services and Director of Operations.

     JOHN PRESTIFILIPPO has been Vice President -- Maintenance and Technical Support of our company since February 1996 and was Senior Director of Maintenance from 1993 to 1995. Prior to joining our company, Mr. Prestifilippo was Director of Base Maintenance for Continental Airlines at Houston's Hobby airport and El Paso. Previously, Mr. Prestifilippo worked at People Express.

     KAREN P. MILES has been Vice President -- Human Resources and Administration of our company since August 2001, and was Senior Director of Inflight Operations from January 1999 to July 2001 and Director of Airport Services from January 1997 to December 1998. Ms. Miles joined Continental Airlines in 1987 where she held various positions, most recently as its Assistant Director of the Houston hub, which position she held beginning in 1995.


     JOHN F. WOMBWELL has been Vice President -- General Counsel and Secretary of our company since April 2002. Prior to joining our company, Mr. Wombwell was Executive Vice President, General Counsel and Secretary of Integrated Electrical Services, Inc. from November 1999 to April 2002 and Senior Vice President, General Counsel and Secretary of that company from January 1998 to November 1999. Prior to that time, Mr. Wombwell was a partner at Andrews & Kurth L.L.P.


     J. DAVID GRIZZLE has been a director of our company since July 2001. Mr. Grizzle has been Senior Vice President -- Corporate Development of Continental Airlines since November 1996.

     LAWRENCE W. KELLNER has been a director of our company since July 1995. Mr. Kellner was named President of Continental Airlines in May 2001. Mr. Kellner was Executive Vice President and Chief Financial Officer of Continental Airlines from November 1996 to May 2001. Mr. Kellner is also a director of Continental Airlines and Belden & Blake Corporation.

     C.D. MCLEAN has been a director of our company since May 1995. Mr. McLean was named Executive Vice President and Chief Operating Officer of Continental Airlines in May 2001. Mr. McLean was Executive Vice President-Operations of Continental Airlines from November 1996 to May 2001.

     JEFFERY A. SMISEK has been a director of our company since April 1995. Mr. Smisek was named Executive Vice President -- Corporate and Secretary of Continental Airlines in May 2001. Mr. Smisek was Executive Vice President, General Counsel and Secretary of Continental Airlines from November 1996 to May 2001. Mr. Smisek is also a director of Varco International, Inc.

BOARD STRUCTURE AND COMPENSATION

     Our board of directors is currently comprised of six directors. Promptly following this offering, we expect to increase the size of our board of directors to a total of nine directors, three of whom will be independent directors in accordance with New York Stock Exchange requirements. For so long as Continental Airlines has rights to designate directors to our board of directors under the terms of the special voting preferred stock, the number of directors will be fixed at nine. Thereafter, the number of directors will be fixed from time to time by resolution of our board of directors.

     In addition to the right to vote for directors as a holder of common stock, through its ownership of our special voting preferred stock, Continental Airlines has the right to elect a designated number of our directors based on the percentage of shares of our common stock that it owns as described in "Description of Capital Stock -- Preferred Stock -- Special Voting Preferred Stock." In addition, under the capacity purchase agreement, Continental Airlines has the right to designate one individual to our board of directors (who will not be a director, officer or employee of Continental Airlines) for the full term of the capacity purchase agreement after Continental Airlines is no longer entitled to elect any directors to our board of directors under the terms of our special voting preferred stock held by Continental Airlines.

     Our directors, other than directors elected by Continental Airlines as holder of our special voting preferred stock, will be divided into three classes serving staggered three-year terms. At each annual meeting, directors will be elected to succeed the class of directors whose terms have expired. The classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

     Our independent directors will be paid $20,000 per year, $2,000 (or $3,000 for the chairperson) for each board and committee meeting physically attended, $1,000 for each board meeting attended by telephone, and $500 for each committee meeting attended by telephone. Stock options relating to 5,000 shares of our common stock will be granted to independent directors following each annual meeting of stockholders and will bear exercise prices equal to the fair market value of the stock on that date. A grant of options to purchase 5,000 shares of our common stock will also be made to independent directors who are first elected to the board other than at an annual meeting of stockholders. In addition, each independent director will receive flight benefits on our flights during his or her term as a director, comprising space-available personal and family flight passes and a travel card from us permitting positive space travel on our flights by the director, the director's family and a limited number of other individuals (which is taxable to the director, subject to the reimbursement of some of such taxes by us), as well as passes from Continental Airlines permitting a certain amount of positive space travel on them.

     Our and Continental Airlines' full-time employees who serve as directors will receive reimbursement of expenses incurred in attending meetings.

COMMITTEES OF THE BOARD

     Promptly following this offering, our board of directors will establish an audit committee and a human resources committee, each of which will consist solely of independent directors.

     The functions of the audit committee will be to:

     - recommend annually to our board of directors the appointment of our independent auditors;

     - discuss and review in advance the scope and the fees of our annual audit and review the results of the annual audit with our independent auditors;

     - discuss with the independent auditors the nature and scope of any disclosed relationships and professional services and take, or recommend the board take, appropriate action regarding the continuing independence of the auditors;

     - review the adequacy of and compliance with our major accounting and financial reporting policies;

     - review our management's procedures and policies relating to the adequacy of our internal accounting controls and compliance with applicable laws relating to accounting practices;

     -  review our risk management policies and activities; and

     - review the annual financial statements of the company, and the related management's discussion and analysis of financial condition and results of operations, prior to the filing thereof with the Securities and Exchange Commission.

     The functions of the human resources committee will include:

     - recommending to our board annual salaries and benefits for our executive officers;

     -  recommending to our board incentives for our executive officers;

     - reviewing and recommending to our board the approval of employment contracts; and

     -  administering our stock option and other incentive programs.

STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

     Because all of our common stock is owned by Continental Airlines, the following table sets forth the number of shares of Continental Airlines common stock beneficially owned as of December 31, 2001 by each director and each of the executive officers named in the summary compensation table in the "-- Executive Compensation" section below, and all of our directors and named executive officers as a group. Except as otherwise noted, the individual director or executive officer or his or her family members had sole voting and investment power with respect to the identified securities. None of our officers or directors currently owns any of our common stock.

                                                              CONTINENTAL AIRLINES COMMON STOCK
                                                                     BENEFICIALLY OWNED
                                                              ---------------------------------
                                                              NUMBER OF          PERCENTAGE OF
NAME                                                            SHARES               CLASS
----                                                          ----------         --------------
Gordon M. Bethune...........................................    21,891(1)            *
James B. Ream...............................................        --               *
Frederick S. Cromer.........................................        --               *
Jerry E. Losness............................................     1,671               *
J. David Grizzle............................................     5,327(2)            *
Lawrence W. Kellner.........................................    20,814(1)(3)         *
C.D. McLean.................................................    20,000(1)            *
Jeffery A. Smisek...........................................    20,614(1)            *
All directors and executive officers as a group.............    90,317               *

---------------

 *  Less than one percent.

(1) Includes 10,000 restricted shares scheduled to vest on July 25, 2002 and 10,000 restricted shares scheduled to vest on July 25, 2003.

(2) Includes 1,584 shares owned by a charitable trust for which Mr. Grizzle serves as trustee. Mr. Grizzle, as trustee, has sole voting and dispositive power over those shares but has no pecuniary interest, and Mr. Grizzle disclaims beneficial ownership of the shares held by the charitable trust.

(3) Includes 200 shares owned by a relative of Mr. Kellner, as to which shares Mr. Kellner shares dispositive power but disclaims beneficial ownership.

EXECUTIVE COMPENSATION

     The following table presents information regarding the aggregate compensation paid to our Chief Executive Officer and our two other executive officers during 2001. These three persons are collectively referred to in this prospectus as the "named executive officers."

                                                                               LONG-TERM COMPENSATION
                                                                          --------------------------------
                                                                                 AWARDS           PAYOUTS
                                                                          --------------------   ---------
                                                                               SECURITIES
                                                                               UNDERLYING
                                         ANNUAL COMPENSATION                    OPTIONS          LONG-TERM
                               ----------------------------------------       TO PURCHASE        INCENTIVE
                                                         OTHER ANNUAL     CONTINENTAL AIRLINES     PLAN       ALL OTHER
NAME AND PRINCIPAL POSITION    SALARY ($)   BONUS ($)   COMPENSATION(1)     COMMON STOCK(2)       PAYOUTS    COMPENSATION
---------------------------    ----------   ---------   ---------------   --------------------   ---------   ------------
James B. Ream, President and
  Chief Executive Officer....   $402,758    $375,000        $ 6,705              20,000          $ 420,000     $     --
Frederick S. Cromer, Vice
  President and Chief
  Financial Officer..........   $208,279    $ 61,500        $16,244               5,000          $ 122,146     $     --
Jerry E. Losness, Vice
  President and Chief
  Operating Officer..........   $201,100    $ 59,375        $ 8,573               5,000          $ 119,167     $     --

---------------

(1) Represents a tax adjustment relating to travel benefits provided to the executives.

(2) Each of the named executives surrendered all of his stock options to Continental Airlines in October 2001 for cancellation without remuneration.

     The bonuses in the table above were determined under Continental Airlines' management bonus programs, which provide incentive compensation in the form of cash bonuses based on the financial performance of Continental Airlines and the performance of the participant. In addition to the bonuses set forth above, Messrs. Ream, Cromer and Losness will receive supplemental bonuses in the amount of $580,000, $160,000 and $155,000, respectively, in connection with the cessation of their participation in Continental Airlines' benefit programs.

     Effective as of January 1, 2002, we have adopted a management bonus program for our officers and other key employees. Eligible participants are entitled to receive an annual cash bonus of a specified percentage of their annual base salary if our actual operating income is at least 90% of the target operating income approved by the committee administering the plan. Bonuses are payable on a sliding scale of 90% to 110% of targeted bonus depending on our financial performance, with targeted bonuses ranging from 20% to 60% of annual base salary based upon the participant's level of responsibility.

EMPLOYMENT AGREEMENTS

     In connection with this offering, we will enter into an employment agreement with Mr. Ream providing for an annual base salary, which may be adjusted from time to time by agreement of the parties, and participation in any cash bonus program maintained by us at the maximum level made available to any other executive. Mr. Ream's employment agreement provides that if any payment or benefit he receives, whether pursuant to the employment agreement or otherwise, becomes subject to an excise or other special additional tax (including any interest, taxes or penalties imposed with respect to such taxes), we will make an additional gross-up payment to Mr. Ream in order to put him in the same after-tax position that he would have been had no such taxes (including any interest, taxes or penalties thereon) been imposed. The employment agreement also provides that Mr. Ream will receive a cash payment upon completion of the offering in settlement of certain supplemental retirement benefits provided in his current employment agreement with Continental Airlines. These benefits provide that after Mr. Ream attains age 60 or retires from employment, he will be entitled to supplemental retirement benefits in the form of an annual straight life annuity equal to 2.5% of his final average compensation multiplied by the number of credited years of service (not to exceed 24 years). Final average compensation includes salary and certain cash bonuses. The supplemental retirement benefits are reduced by the actuarial equivalent of the pension benefit, if any, paid or payable to Mr. Ream from the Continental Retirement Plan and are subject to adjustment for early retirement. Upon the closing of the offering, we will pay Mr. Ream an amount in cash equal to the actuarial equivalent of his supplemental retirement benefits, assuming retirement at the age of 60 and that no termination payment is made under his current employment agreement with Continental Airlines, plus any additional amount necessary to gross him up for Medicare payroll taxes attributable to such payment.

     If Mr. Ream terminates his employment with us for any reason, he is entitled to flight and health and other welfare benefits for the remainder of his lifetime. Mr. Ream is also entitled to immediate vesting of and the ability to exercise for 30 days following such termination all stock options and any shares of restricted stock, a termination payment, outplacement services for a period of 12 months and any amounts owed but unpaid under the terms of any of our plans or programs if Mr. Ream's employment is terminated:

     - by us delivering written notice that the term of the agreement will not be automatically extended;

     -  by us without cause;

     - by Mr. Ream due to the assignment of duties materially inconsistent with the duties associated with his position or a material diminution in the nature or scope of his authority, responsibilities or title;

     - by Mr. Ream due to the occurrence of material conduct by us, which prevents him from performing his duties and responsibilities;

     - by Mr. Ream as a result of our requiring him to be permanently based anywhere outside a major urban center in Texas;

     - by Mr. Ream as a result of action by us that materially adversely affects the corporate amenities enjoyed by him on the effective date of the agreement; or

     - by Mr. Ream as a result of a material breach of the agreement by us, which remains uncorrected for 30 days following notice of the breach.

     Any termination payment owed to Mr. Ream is equal to the product of his annualized compensation (which is defined to equal 225% of his base salary in effect immediately prior to his termination of employment) and a fraction, the numerator of which is the number of months in the severance period and the denominator of which is twelve. The severance period is two years, except in the case of a termination of employment that occurs within two years after a change in control of our company, in which case the severance period is three years.

     The employment agreement with Mr. Ream will have a term of three years and automatically renew for additional three-year periods, unless notice of non-renewal is given by either party.

     In connection with entering into the employment agreement with us, Mr. Ream has agreed that he will not, in any geographic area or market where we conduct business or have conducted business during the previous 12 months:

     - engage in the regional airline business in the United States, other than serving as a director, officer or employee of a major, mainline airline so long as his duties are principally related to the business of such airline other than the provision of regional airline services;

     - render any advice or services to any person engaged in any regional airline business in the United States; or

     - induce any of our employees to terminate his or her employment with us or hire or assist in the hiring of any such employee.

Mr. Ream's noncompetition obligations described above will extend until the second anniversary of his termination of employment (or the third anniversary of such termination if he is entitled to a termination payment based on a severance period of three years).

     We also will enter into employment agreements with our other officers. These agreements will provide for an annual base salary, which may be adjusted from time to time by agreement of the parties, and participation in all benefits, plans and programs. If the officer's employment is terminated involuntarily, the officer is entitled to flight benefits for the remainder of his lifetime and his monthly salary for 12 months (18 months in the case of Messrs. Cromer and Losness). In addition, upon retirement, the officer is entitled to flight benefits for the remainder of the officer's lifetime. The employment relationship with the respective officer is at-will and either the officer or we may terminate the relationship at any time.

GRANTS OF STOCK OPTIONS

     All of our common stock is owned by Continental Airlines and thus there are no outstanding options to acquire shares of our common stock. In connection with this offering, we anticipate making grants of stock options to purchase shares of our common stock as set forth below under "-- Stock Incentive Plan -- Awards in Connection with the Offering." The following table shows all grants of options to acquire shares of Continental Airlines common stock to the named executive officers in the year ended December 31, 2001.

                                    SECURITIES
                                    UNDERLYING     % OF 2001      EXERCISE/BASE                      GRANT DATE
                                     OPTIONS       EMPLOYEE      PURCHASE PRICE                       PRESENT
NAME                                GRANTED(1)   OPTION GRANTS      PER SHARE      EXPIRATION DATE    VALUE(2)
----                                ----------   -------------   ---------------   ---------------   ----------
James B. Ream.....................    20,000        1.25%            $49.80         May 15, 2006      $460,105
Frederick S. Cromer...............     5,000        0.31%            $49.80         May 15, 2006      $115,026
Jerry E. Losness..................     5,000        0.31%            $49.80         May 15, 2006      $115,026

---------------

(1) The options were scheduled to vest in annual 25% increments commencing May 15, 2002. See note 1 to the table immediately below.

(2) Estimated using the Black-Scholes option pricing model, which requires the input of highly subjective assumptions, including expected stock price volatility. The model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable, unlike Continental Airlines' employee stock options. These differences and changes in the subjective input assumptions can materially affect the estimated values shown. Consequently, the model does not necessarily provide a reliable estimate of the options' value. The estimated values shown are based on the following input assumptions: risk-free interest rate of 4.8%; dividend yield of 0%; volatility factor of the expected market price of Continental Airlines' common stock of 46.0%; and a weighted average expected life of the options of 4.9 years.

OPTION EXERCISES IN 2001 AND 2001 YEAR-END CONTINENTAL AIRLINES OPTION VALUES

     The following table shows the number and value of shares exercised by the named executive officers in 2001 and the number and value of exercisable and unexercisable options to acquire Continental Airlines common stock held by the named executive officers as of December 31, 2001.

                                                                 NUMBER OF
                                                           SECURITIES UNDERLYING         VALUE OF UNEXERCISED
                                                          UNEXERCISED OPTIONS(1)        IN-THE-MONEY OPTIONS(1)
                         SHARES ACQUIRED     VALUE      ---------------------------   ---------------------------
NAME                       ON EXERCISE      REALIZED    EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                     ---------------   ----------   -----------   -------------   -----------   -------------
James B. Ream..........      100,000       $1,936,075           0             0       $        0     $        0
Frederick S. Cromer....       20,000       $  345,208           0             0       $        0     $        0
Jerry E. Losness.......       25,725       $  604,981           0             0       $        0     $        0

---------------

(1) Each of the named executives surrendered all of his remaining stock options to Continental Airlines in October 2001 for cancellation without remuneration. Consequently, no options were held at year end and no values are shown.

STOCK INCENTIVE PLAN

     Continental Airlines, as our sole stockholder, and our board of directors have approved our 2002 Stock Incentive Plan. With respect to persons subject to
Section 16 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the plan will be administered by a committee of our full board or two or more of our independent directors appointed to such committee by our board. Our chief executive officer (so long as he is a director of the company), acting as a committee, will administer the plan with respect to any person not subject to
Section 16 of the Exchange Act, unless the plan specifies that the committee referred to in the preceding sentence will take specific action or the committee specifies that it will serve as the administrator with respect to such persons. The initial grant of stock options to our officers as described below will be made by the Continental Airlines Human Resources Committee as required by our charter and applicable tax rules. The following is a description of the material provisions of the plan.

     The plan is intended to enable us to attract and retain capable persons to serve as directors and employees and to provide a means whereby those individuals upon whom the responsibilities of the successful administration and management of our company rest, and whose present and potential contributions to the welfare of our company are of importance, can acquire and maintain stock ownership, thereby strengthening their concern for the welfare of our company. In addition, the plan provides such individuals with additional incentive and reward opportunities designed to attract and retain those individuals and enhance the profitable growth of our company. Accordingly, our directors, employees and the employees of our subsidiaries are eligible to receive awards under the plan.

     Awards may be in the form of options to purchase our common stock or restricted grants of our common stock. The vesting of such awards may be made subject to the attainment of one or more performance goals, the continued employment or service as a director by the recipient of the award, or any combination of the foregoing. It is possible that outstanding awards granted under the plan can remain outstanding or otherwise not be affected as a result of the termination of employment of a recipient of an award under the plan.

     The administrator of the plan will determine the terms and conditions of awards, designate the recipients and administer the plan. Awards may be granted on more than one occasion to the same person, and awards may consist of any combination of stock options and restricted stock awards. We do not anticipate that independent directors will receive awards under the plan, other than normal stock option grants.

     We have reserved 3,200,000 shares of our common stock for purposes of the plan (subject to adjustment to reflect stock dividends, stock splits, recapitalizations, and similar transactions or events). The maximum number of such shares that may be subject to options granted to any one individual during any calendar year may not exceed 500,000 shares, and no more than 500,000 shares of our common stock may be granted as restricted stock awards (in each case subject to similar adjustments). We anticipate granting options to our officers and management employees for 1.56% of our outstanding shares of common stock in connection with this offering, and will grant options for 5,000 shares of our common stock to each of our independent directors upon their initial election to our board of directors. Shares subject to awards that are forfeited or terminated, expire unexercised, are settled in cash in lieu of common stock or otherwise such that the shares covered thereby are not issued, will again become available for awards.

     Options granted under the plan will not constitute "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, or the Code. An option will entitle the recipient to purchase shares of our common stock at a price equal to or greater than market value on the date of grant. An option may provide for the payment of the option price, in whole or in part, by delivery of a number of shares of our common stock (plus cash if necessary) having a market value equal to the option price. Moreover, an option may provide for a "cashless exercise" by establishing procedures satisfactory to the plan administrator. The terms and conditions of the respective options need not be identical.

     A restricted stock award under the plan constitutes an immediate transfer to the recipient of record and beneficial ownership of the shares. The recipient is entitled immediately to voting and other rights in the shares, subject to restrictions referred to in the plan or the document evidencing the grant of the restricted stock. Restricted stock awards will be subject, for a period or periods determined by the plan administrator, to one or more restrictions that, if not satisfied, could result in the forfeiture of the shares to our company by the recipient. For example, a restricted stock award could provide that the shares will be forfeited to our company if the recipient terminates employment with our company during a specified period. In order to enforce these forfeiture provisions, the transferability of the shares during the applicable forfeiture period will be prohibited or restricted in the manner determined by the plan administrator. It is anticipated that restricted stock awards will vest over at least a three-year period, or over at least a one-year period if vesting is performance-based (or as otherwise provided in the plan or award agreement, such as upon a change in control).

     Upon the occurrence of a change in control of our company (as defined in the plan), all options then outstanding will vest and become exercisable in full, and all restrictions applicable to restricted stock awards then outstanding will be deemed to have been satisfied and such restricted stock awards will immediately vest in full. In addition, provision is made for payment under the plan (except as otherwise provided in the document evidencing an award) of any excise taxes due under Section 4999 of the Code with respect to amounts that are vested due to a change in control (plus any taxes due on the payment of such excise taxes).

  AWARDS IN CONNECTION WITH THE OFFERING

     Effective upon the pricing of this offering, we anticipate that the following grants of stock options to purchase shares of our common stock will be made to the named executive officers as shown in the following table. These options will have a maximum term of five years and vest in annual, 25% increments over a four-year period commencing on the date of the offering. The exercise price will be equal to the initial public offering price per share of our common stock as set forth on the cover page of this prospectus.


                                                                SECURITIES       % OF EMPLOYEE
                                                                UNDERLYING       INITIAL OPTION
NAME                                                          OPTIONS GRANTED        GRANTS
----                                                          ---------------    --------------
James B. Ream...............................................      250,000              25%
Frederick S. Cromer.........................................       90,000               9
Jerry E. Losness............................................       90,000               9
                                                                  -------              --
          Total.............................................      430,000              43%
                                                                  =======              ==

                 OUR RELATIONSHIP WITH CONTINENTAL AIRLINES AND
                        OTHER RELATED PARTY TRANSACTIONS

     We are currently a wholly owned subsidiary of Continental Airlines. After the completion of this offering, Continental Airlines will own 59.4% of our common stock (or 53.3% if the over-allotment option from Continental Airlines is exercised in full). While Continental Airlines holds a substantial portion of our outstanding common stock, Continental Airlines will be able to control or influence the vote on all matters submitted to stockholders, including the election of directors and the approval of extraordinary corporate transactions, such as mergers. Continental Airlines also owns the sole share of our special voting preferred stock, which provides it with the right to elect a designated number of our directors based on the percentage of shares of our common stock that it owns.

     Under our capacity purchase agreement, Continental Airlines controls scheduling, ticket prices and seat inventories with respect to our operations. In connection with this activity, Continental Airlines performs all sales and ticketing functions for us on Continental Airlines ticket stock, and receives cash directly for the sale of our tickets. For a complete description of our capacity purchase agreement, see "Business -- Our Capacity Purchase Agreement with Continental Airlines."

     Continental Airlines purchased or provided payment of some items on our behalf, including fuel, some payroll expenditures (including related benefits) and catering in 1999 and 2000 only, and charged us the actual amounts in 1999 and 2000, and amounts as stipulated in the capacity purchase agreement in 2001. Transfers or sales of assets between Continental Airlines and us were recorded at net book value.

     Continental Airlines also provides various services to us and charges us amounts that were either directly attributable to our operations or allocations that management believed were representative of the costs to provide the services in 1999 and 2000 and amounts as stipulated in our agreements with Continental Airlines in 2001. The services provided to us by Continental Airlines are as follows:

     - Certain customer services such as ground handling. Charges related to these services were approximately $26.9 million, $34.9 million and $49.2 million for the years ended December 31, 1999, 2000 and 2001, respectively.

     - Centralized services and infrastructure costs, including reservations, technology, accounting, legal, treasury, human resources and risk management. Charges related to these services were $57.7 million, $70.0 million and $30.2 million for the years ended December 31, 1999, 2000 and 2001, respectively.

     As of December 31, 2001, we leased or subleased 166 of our aircraft under long-term operating leases from Continental Airlines. Our sublease agreements with Continental Airlines expire between 2002 and 2017. We also lease or sublease, under various operating leases, ground equipment and substantially all of our ground facilities, including facilities at public airports, from Continental Airlines. Our total rent expense for non-aircraft operating leases with Continental Airlines was approximately $5.2 million, $8.4 million and $8.4 million for the years ended December 31, 1999, 2000 and 2001, respectively. Our total operating lease expense related to leases with Continental Airlines was approximately $94.9 million, $132.9 million and $166.3 million for the years ended December 31, 1999, 2000 and 2001, respectively.

     The net advances from Continental Airlines related to the intercompany activity described above totaled $406.6 million, $481.3 million and $(14.2) million at December 31, 1999, 2000 and 2001, respectively. These amounts accrued interest at approximately 5% per annum in 2001 and approximately 6% per annum in 2000 and 1999. Effective March 31, 2001, the amounts due Continental Airlines, net, totaling $552.3 million were converted into a floating rate note, which accrued interest at a fixed rate of approximately 5% through June 30, 2001 and for the balance of 2001 at a rate fixed for each quarter equal to the three-month London interbank offered rate on the second business day prior to such quarter plus 1.25% per annum. Total interest charges due Continental Airlines were $18.6 million, $26.1 million and $21.1 million for the years ended December 31, 1999, 2000 and 2001, respectively, and total interest income of $2.4 million for the year ended December 31, 2001.

                    OUR AGREEMENTS WITH CONTINENTAL AIRLINES

     In connection with the capacity purchase agreement, we have entered into, or will continue, various agreements for purposes of governing ongoing relationships between us and Continental Airlines. These agreements include provisions relating to this offering, the registration of Continental Airlines' shares of our common stock, the provision of services by Continental Airlines and the allocation of federal, state and local tax liabilities between us and Continental Airlines. All of the agreements were made in the context of a parent-subsidiary relationship in which we were not advised by legal or financial advisors, and their terms may be more or less favorable to us than if they had been negotiated with unaffiliated third parties.

     We have set forth below a summary description of the agreements described in the previous paragraph. This description, which summarizes the material terms of these agreements, does not purport to be complete and is qualified in its entirety by reference to the full text of these agreements. These agreements, including the Initial Public Offering Agreement, the Capacity Purchase Agreement, the Registration Rights Agreement, the Employee Benefits Separation Agreement and the Tax Agreement, have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part. See "Where You Can Find More Information."

INITIAL PUBLIC OFFERING AGREEMENT

  GENERAL

     We have entered into an Initial Public Offering Agreement with Continental Airlines that governs some of our respective rights and duties with respect to this offering and after this offering.

  COVENANTS

     After the offering, Continental Airlines will continue to own a significant portion of our common stock. As a result, it will continue to include us as a "subsidiary" for various financial reporting, accounting and other purposes. Accordingly, we have agreed to additional covenants in the Initial Public Offering Agreement. These covenants include:

     - Financial Information. We have agreed that, for so long as Continental Airlines is required to consolidate our results of operations and financial position or account for its investment in our company under the equity method of accounting (in accordance with generally accepted accounting principles), we will:

       - maintain a system of internal accounting controls that will provide reasonable assurance that the books and records of our company and our subsidiaries fairly reflect all transactions and dispositions of assets, and the specific objectives of accounting control are achieved;

       - maintain a fiscal year commencing on January 1 and ending on December 31 of each calendar year;

       - provide Continental Airlines with financial information regarding our company and our subsidiaries;

       - provide Continental Airlines copies of all quarterly and annual financial information and other reports and documents we intend to file with the SEC prior to such filings, as well as final copies upon filing;

       - provide Continental Airlines with copies of our budgets and financial projections, as well as the opportunity to meet with our management to discuss such budgets and projections;

       - consult with Continental Airlines regarding the timing and content of earnings and other press releases; and

       - cooperate fully, and cause our accountants to cooperate fully, with Continental Airlines in connection with any of its public filings.

     - Auditors and Audits; Annual Statements and Accounting. We have agreed that, for so long as Continental Airlines is required to consolidate our results of operations and financial position or account for its investment in our company under the equity method of accounting (in accordance with generally accepted accounting principles), we will:

       - not change our auditors without Continental Airlines' prior written consent, which will not be unreasonably withheld;

       - use our best efforts to enable our auditors to complete their audit of our financial statements such that they will date their opinion on the same date that Continental Airlines' auditors date their opinion on its financial statements;

       - provide to Continental Airlines and its auditors all information required for it to meet its schedule for the preparation, filing and dissemination of its financial statements;

       - authorize our auditors to make available to Continental Airlines' auditors work papers related to the annual audit of our company as well as access to the personnel who perform the annual audit of our company, all within sufficient time to meet Continental Airlines' schedule for the printing, filing and dissemination of its financial statements;

       - provide to Continental Airlines' internal auditors access to the books and records of our company and our subsidiaries so that Continental Airlines may conduct reasonable audits relating to our financial statements, internal accounting controls and operations;

       - notify and consult with Continental Airlines regarding any changes to our accounting estimates and accounting principles; and

       - make any changes to our accounting estimates and accounting principles requested by Continental Airlines.

     -  Tax Covenants.  We have agreed as follows:


       - we will not permit ExpressJet Airlines or New ExpressJet Airlines to enter into, or agree to enter into, any merger or consolidation or any other transaction that would for federal income tax purposes be treated as, or result in, a liquidation of ExpressJet Airlines or New ExpressJet Airlines into our company, ExpressJet Airlines or any affiliate of our company or ExpressJet Airlines prior to the second anniversary of this offering;


       - neither we nor any or our affiliates will acquire or redeem any shares of the preferred stock of New ExpressJet Airlines, other than upon redemption of such preferred stock in accordance with its terms, enter into any arrangement that reduces the risk of loss of the holders of the preferred stock with respect to their interest in the preferred stock or take any action that could result in the holders of the preferred stock acquiring voting rights other than those provided by the terms of the preferred stock;

       - we will not permit New ExpressJet Airlines to issue any additional shares of preferred stock (or any other securities that under applicable tax laws would be considered the same class as the preferred stock) prior to the first anniversary of consummation of this offering; and

       - ExpressJet Airlines will not dispose of the promissory note received in connection with its sale of the preferred stock prior to the first anniversary of the consummation of this offering.

     - Other. For so long as Continental Airlines continues to own at least 50% of the total value or voting power of our outstanding common stock, we have agreed that:

       - we will not, without Continental Airlines' prior written consent, which it may withhold in its sole and absolute discretion, take any action which has the effect of limiting its ability to freely sell, transfer, assign, pledge or otherwise dispose of shares of our common stock, limiting the rights of any of its transferees as holders of our common stock, or limiting the legal rights of or denying any

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         benefit to Continental Airlines as a stockholder of our company in a manner not applicable to our stockholders generally; and

       - to the extent that Continental Airlines is a party to any agreements that provide that actions of its subsidiaries may result in its being in breach or default under any agreement, and we have been advised of the existence of these agreements, we will not take any actions that could result in Continental Airlines being in breach or default.

     We have generally agreed to indemnify Continental Airlines and its affiliates against all liability arising out of any incorrect, inaccurate or incomplete financial or other information we provide to Continental Airlines pursuant to the terms of the Initial Public Offering Agreement. We have also agreed to indemnify Continental Airlines for any losses, including any resulting reduction in payments by us to Continental Airlines under our Tax Agreement with Continental Airlines, arising as a result of our failure to comply with the covenants contained in the Initial Public Offering Agreement.

  INDEMNIFICATION

     We have generally agreed to indemnify Continental Airlines and its affiliates against all liabilities arising out of any material untrue statements and omissions in the registration statement of which this prospectus is a part. However, our indemnification obligations to Continental Airlines do not apply to information relating exclusively to Continental Airlines. Continental Airlines has agreed to indemnify us for this information.

     In addition, Continental Airlines has agreed to indemnify us for any reduction in the $25 million federal grant we received pursuant to the Stabilization Act occurring as a result of an audit by the federal government.

  EXPENSES

     We will be responsible for the payment of all of our company's and Continental Airlines' costs, fees and expenses relating to this offering including, but not limited to, the payment of (a) the costs, fees and expenses of all of Continental Airlines' financial, legal, accounting and other advisors incurred in connection with this offering and (b) any internal fees, costs and expenses incurred by Continental Airlines or any of its affiliates in connection with this offering. We will pay any underwriting discounts and commissions related to shares of our common stock that we sell and Continental Airlines will pay any underwriting discounts and commissions related to shares of our common stock that it sells.

CAPACITY PURCHASE AGREEMENT

     We and Continental Airlines have entered into the Capacity Purchase Agreement described under "Business -- Our Capacity Purchase Agreement with Continental Airlines." The description of our Capacity Purchase Agreement also includes descriptions of our aircraft leases and subleases, master facility and ground handling agreement, administrative support and information services agreement and fuel purchasing agreement with Continental Airlines. Each of these agreements has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part. See "Where You Can Find More Information."

REGISTRATION RIGHTS AGREEMENT

     The Registration Rights Agreement provides Continental Airlines and its permitted transferees, subject to a 180-day lock-up period, with registration rights relating to the shares of our common stock still held after this offering allowing them to require us to register under the Securities Act all or any portion of these shares. In addition, the Registration Rights Agreement provides for various piggyback registration rights for Continental Airlines and its permitted transferees. Whenever we propose to register any of our securities under the Securities Act for ourselves or others, subject to market cut-back exceptions, we are required to provide prompt notice to Continental Airlines and its permitted transferees and to include in that registration all shares of our stock that those persons own and request to be included.

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     The Registration Rights Agreement sets forth customary registration procedures, including an agreement by us to make our employees and personnel available for roadshow presentations. We will pay all registration expenses incurred in connection with any registration, other than underwriting discounts and commissions. In addition, we are required to reimburse Continental Airlines and its permitted transferees for the fees and disbursements of their outside counsel retained in connection with any such registration. The Registration Rights Agreement also imposes customary indemnification and contribution obligations on us for the benefit of Continental Airlines and its permitted transferees with respect to liabilities resulting from untrue statements or omissions in any registration statement used in any such registration, although Continental Airlines and its permitted transferees must indemnify us for any liabilities resulting from information provided by them.

     The rights of Continental Airlines and its permitted transferees under the Registration Rights Agreement remain in effect with respect to the shares covered by the agreement until:

     - those shares have been sold pursuant to an effective registration statement under the Securities Act;

     - those shares have been sold to the public pursuant to Rule 144 under the Securities Act;

     - those shares have been transferred in a transaction where a subsequent public distribution of those shares would not require registration under the Securities Act;

     -  those shares are no longer outstanding; or

     - in the case of shares held by a permitted transferee, those shares are eligible for sale pursuant to Rule 144(k) under the Securities Act.

     Under the Registration Rights Agreement, we have agreed that we will not, without the approval of Continental Airlines, until the earlier of the first anniversary of the completion of this offering and the date upon which Continental Airlines and its controlled affiliates own less than 20% of our outstanding shares of common stock, issue or sell any capital stock of our company or any of our subsidiaries, other than any such issuances or sales in connection with our employee benefit plans. If we or any of our subsidiaries issue or sell any capital stock of our company or any of our subsidiaries, other than issuances or sales in connection with our employee benefit plans, between the first anniversary and the second anniversary of consummation of this offering, we are required to use 75% of the net proceeds from that sale to make a principal payment on our note payable to Continental Airlines, unless Continental Airlines and its controlled affiliates own less than 20% of our outstanding shares of common stock.

EMPLOYEE BENEFITS SEPARATION AGREEMENT

     We have an Employee Benefits Separation Agreement with Continental Airlines that governs a number of our employee benefit obligations, including both compensation and benefits, with respect to our active employees and retirees and other terminated employees who perform or performed services for our business before or after the completion of this offering. Under the Employee Benefits Separation Agreement, we have generally assumed and agreed to pay, perform, fulfill and discharge, in accordance with their respective terms, all obligations to, or relating to, our current and former employees and individuals who were formerly employed by Continental Airlines and its affiliates (including retirees) who last performed services for our business or who will be employed by us or our affiliates unless such obligations are payable from a trust established to fund such benefits.

     Except as otherwise described below, we will establish our own benefit plans and compensation programs upon completion of this offering, and our employees' participation in Continental Airlines' plans and programs will cease at such time.

  WELFARE BENEFIT PLANS

     Prior to this offering, our eligible employees and former employees participated in Continental Airlines' welfare benefit plans. Upon completion of this offering, we will establish our own welfare plans. The material terms of our welfare plans will generally mirror the Continental Airlines' welfare plans. However, the Employee Benefits Separation Agreement does not preclude us from discontinuing or changing our plans at
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any time. Our welfare plans generally will assume all obligations arising on or after this offering associated with our current and former employees. Our long-term disability plan for pilots, however, will assume the long-term disability obligations for our pilots who are currently disabled and Continental Airlines will transfer to us a proportionate amount of assets in the trust that currently funds the long-term disability benefits for our pilots. Our welfare plans will generally provide that any current or former employee will receive full recognition and credit under our plans for service, compensation, and other benefit-affecting determinations that would have been recognized under the corresponding Continental Airlines welfare plan as of the completion of this offering. However, there will be no duplication of benefits payable by us.

     In order to assist us in establishing our own welfare plans and as an accommodation to certain of our insurers, health maintenance organizations and third party administrators, Continental Airlines has agreed with some of these entities on a temporary basis to guarantee or otherwise ensure our payment of certain welfare plan premiums, bank account transfers and other fees associated with such arrangements. In the event Continental Airlines is obligated to make any payments to any of these entities pursuant to these agreements, we are obligated to reimburse Continental Airlines for the amounts so paid.

  401(K) SAVINGS PLAN AND CONTINENTAL RETIREMENT PLAN

     We will establish our own 401(k) Savings Plan, intended to be effective October 1, 2002, and transfer assets attributable to our current and former employees from the Continental Airlines 401(k) Savings Plan to our plan. Prior to the establishment of our plan (which may be delayed beyond October 1, 2002, with the consent of Continental Airlines), our eligible employees will continue to participate, at our cost, in the Continental Airlines plan. While we anticipate that our plan will provide the same types of contributions as we provide as a participating employer in the Continental Airlines plan, the Employee Benefits Separation Agreement allows us to establish our plan under terms and conditions that are suitable to our business and workforce.

     Our converted station employees who are currently eligible to participate in the Continental Retirement Plan will continue to participate in it, at our cost, unless and until such time as Continental Airlines terminates participation for these employees (or until Continental Airlines ceases to own, directly or indirectly, any interest in us, if earlier). We do not currently intend to establish or maintain a defined benefit plan for our employees after completion of this offering.

  EXECUTIVE BENEFITS

     Our executives will not be eligible to receive awards or otherwise participate in the Continental Airlines Officer Retention and Incentive Award Program after the completion of this offering (except with respect to awards made before that date, to the extent vested, and related follow-up awards). Further, our executives will not continue to participate in the Continental Airlines Deferred Compensation Plan after the completion of this offering. In each case, we will bear the cost of any benefits provided under the Continental Airlines Deferred Compensation Plan to the extent such benefits are not paid from a trust. We have established a management bonus program for our officers and other key employees that is based on our achieving a target operating income that is applicable to designated employees for 2002.

  INCENTIVE PROGRAMS

     Our eligible employees will continue to participate in Continental Airlines 1997 Employee Stock Purchase Plan through the last day of the calendar quarter preceding the date on which Continental Airlines ownership falls below 50% of our common stock. As of the consummation of this offering, we will establish our own on-time bonus program, and as of July 1, 2002, we will establish our own perfect attendance program, each of which will be similar to those of Continental Airlines (our employees will continue to participate in the Continental Airlines perfect attendance program through June 30, 2002). We will also establish a profit sharing program based on our pre-tax net income which will be applicable to our eligible employees for 2002.

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  STOCK AWARDS

     We have adopted the 2002 Stock Incentive Plan in connection with this offering. Under that plan, we anticipate granting options to our officers and management employees for 1.56% of our outstanding shares of common stock in connection with this offering, and the exercise price under such options will equal the initial offering price. We also anticipate granting under that plan options for 5,000 shares of our common stock to each of our independent directors upon their initial election to our board of directors. The exercise price under these options will be equal to the market value of our common stock on the date of grant.

  FLIGHT BENEFITS


     Through December 31, 2005, provided our exclusive arrangement with Continental Airlines in its hubs continues during that time, our employees and retirees will have flight pass benefits on Continental Airlines' flights on the same terms and conditions as similarly situated employees and retirees of Continental Airlines. Similarly, the employees and retirees of Continental Airlines will have flight pass benefits on our flights on the same terms and conditions as our employees and retirees. Flight pass benefits after that date will be subject to negotiation between us and Continental Airlines. The Employee Benefits Separation Agreement also addresses Universal Air Travel Plan benefits and other flight passes allocated to our executives, officers and directors and those of Continental Airlines.


TAX AGREEMENT

     We are currently a member of the Continental Airlines consolidated tax group and are included in the consolidated federal income tax return filed by Continental Airlines, as well as various consolidated or combined state and local tax returns filed by Continental Airlines. As a result of the closing of the offering, we will cease to be a member of the Continental Airlines consolidated tax group. Accordingly, following the offering, we will be responsible for the preparation and filing of all tax returns for periods beginning after the closing date of the offering and for the payment of all taxes due with respect to such periods.

     We have entered into a tax agreement with Continental Airlines, terminating our former tax agreement and, among other things, governing Continental Airlines' and our respective rights, responsibilities and obligations after the offering with respect to taxes for the periods ending on or before the offering. Under this agreement, we are responsible for and are required to pay to Continental Airlines an amount equal to the taxes that we would have incurred during such periods if we were a separate group of corporations unrelated to Continental Airlines, provided that in determining such amount we will only be entitled to utilize our net operating losses and tax credits to the extent such items are actually utilized by the Continental Airlines consolidated tax group, and we will have no responsibility for the tax liability relating to any income and gain resulting from the taxable asset transfer described below.

     As a result of our departure from the Continental Airlines consolidated tax group, some specified net operating losses, net capital losses, unused tax credits and other deductible or creditable tax attributes of the Continental Airlines consolidated tax group, which we refer to as "tax attributes," will be allocated to us. Under the tax agreement, if some of our tax attributes were utilized by other members of the Continental Airlines consolidated tax group and as a result the tax attributes allocated to us at the time of deconsolidation are reduced, Continental Airlines will compensate us for any additional taxes incurred as a result of the reduction. In addition, under the tax agreement we waive any rights we have to carryback any of our tax attributes into the periods for which we were included in the Continental Airlines consolidated tax group.

     In connection with this offering, substantially all of our operating assets will be transferred to a newly formed operating company in a transaction intended to be a taxable asset transfer. As a result of this taxable asset transfer, the aggregate basis of our tangible and intangible assets is expected to be increased to their fair market value. It is anticipated that this increased basis will result in additional future income tax deductions and, accordingly, a reduction in our future income taxes. Pursuant to the tax agreement, we will be required to pay to Continental Airlines on a quarterly basis a varying percentage of the amount of any tax benefit we actually realize as a result of the increased basis. This varying percentage is 100% for the first one-third of the anticipated benefits, 90% of the second one-third and 80% for the last one-third. If the anticipated benefits are
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not utilized by the end of 2018, the applicable percentage will be 100% for all subsequent periods. The anticipated benefit will be computed by comparing our actual income taxes to the taxes that we would have been required to pay had the taxable asset transfer not occurred, in both cases excluding the effect of any loss carrybacks. We currently anticipate that our aggregate payments to Continental Airlines could total as much as $300 million over 15 years. Continental will indemnify us for any reduction in tax benefits for which payments have been made that result from an income tax audit or examination.

     If either Continental Airlines or we default on our respective payment obligations under the tax agreement, then in addition to any other remedies that may be available, Continental Airlines or we, as the case may be, may elect to reduce any payments required to be made to the other party under the capacity purchase agreement and under our note payable to Continental Airlines by the amount of the defaulted payment.

     For all periods during which we were a member of the Continental Airlines consolidated tax group, Continental Airlines has the sole right to control all matters relating to the filing and amending of tax returns for the group, including for matters relating to our company, and to control all tax audits, litigation or appeals that involve those periods. In addition, we and Continental Airlines have agreed to provide each other with the cooperation and information reasonably requested by the other in connection with tax planning, the preparation or filing of any tax return, the determination and payment of estimated tax and in the conduct of any tax audits, litigation or appeals. Continental Airlines also has the right to participate in and control any contests relating to the realization of tax benefits resulting from the taxable asset transfer, even with respect to items included in our returns.

     We and Continental Airlines have agreed to indemnify each other for tax or other liabilities resulting from the failure to pay any taxes required to be paid under the tax agreement and tax or other liabilities resulting from negligence in supplying inaccurate or incomplete information in connection with the preparation of any tax return or the conduct of any tax audits, litigation or appeals. The tax agreement requires us to retain records, documents and other information necessary for the preparation of tax returns or for the audit thereof and to provide reasonable access to Continental Airlines with respect to such records, documents and information.

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                       PRINCIPAL AND SELLING STOCKHOLDER

     Prior to the offering of our common stock, all of the outstanding shares of our common stock are owned by Continental Airlines, a publicly held company that is listed on the New York Stock Exchange under the symbol "CAL". Continental Airlines is selling 16,000,000 shares of our common stock. Continental Airlines has also granted the underwriters an option to purchase up to 3,900,000 additional shares of our common stock to cover over-allotments. As of the date of this prospectus, none of our officers or directors owns any shares of our common stock. After the completion of this offering, Continental Airlines will own 38,000,000 shares of our common stock representing 59.4% of the outstanding shares of our common stock, or 34,100,000 shares or about 53.3% if the over-allotment option from Continental Airlines described in "Underwriting" is exercised in full. Except for Continental Airlines, we are not aware of any person or group that will beneficially own more than 5% of the outstanding shares of our common stock following the completion of this offering. The address of Continental Airlines' principal executive office is 1600 Smith Street, HQSEO, Houston, Texas 77002.

                          DESCRIPTION OF CAPITAL STOCK

     As a result of a recapitalization of our capital stock effected in April, 2002, our authorized capital stock consists of 200,000,000 shares of common stock, par value $.01 per share and 10,000,000 shares of preferred stock, par value $.01 per share.

     Of the authorized shares of our common stock, we are offering 10,000,000 shares and Continental Airlines is offering 16,000,000 shares hereby. In addition, Continental Airlines will sell an additional 3,900,000 shares in this offering if the over-allotment option from Continental Airlines is exercised in full. Continental Airlines will hold 38,000,000 shares of our common stock upon completion of this offering or 34,100,000 shares if the over-allotment option from Continental Airlines is exercised in full. Continental Airlines owns the sole share of our special voting preferred stock outstanding.

COMMON STOCK

  VOTING

     The holders of our common stock are entitled to one vote per share, but, except as otherwise required by law, are not entitled to vote on any amendment to our restated certificate of incorporation that relates solely to the terms of one or more outstanding series of our preferred stock if the holders of the affected shares are entitled to vote on the amendment. Voting rights of non-U.S. citizens are limited as described below under "-- Limitation on Voting by Foreign Owners."

  RIGHTS TO DIVIDENDS AND ON LIQUIDATION, DISSOLUTION OR WINDING UP

     Common stockholders participate ratably in any dividends or distributions on the common stock. In the event of any liquidation, dissolution or winding up of our company, common stockholders are entitled to share ratably in our assets available for distribution to the stockholders, subject to the prior rights of holders of any outstanding preferred stock.

  PREEMPTIVE AND OTHER SUBSCRIPTION RIGHTS

     Common stockholders do not have preemptive, subscription, or redemption rights, and are not subject to further calls or assessments.

  NO CUMULATIVE VOTING RIGHTS

     Common stockholders do not have the right to cumulate their votes in the election of directors.

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  LIMITATION ON VOTING BY FOREIGN OWNERS

     Our restated certificate of incorporation provides that shares of capital stock may not be voted by, or at the direction of, persons who are not citizens of the United States unless the shares are registered on a separate stock record. Under federal law, no more than 25% of the voting stock of a United States airline such as our company may be owned or controlled, directly or indirectly, by persons who are not U.S. citizens, and the airline itself, as well as its president and at least two-thirds of its directors or other managing officers, must be U.S. citizens. For these purposes, "U.S. citizen" means:

     -  an individual who is a citizen of the United States;

     - a partnership each of whose partners is an individual who is a citizen of the United States; or

     - a corporation or association organized under the laws of the United States or a State, the District of Columbia, or a territory or possession of the United States, of which the president and at least two-thirds of the board of directors and other managing officers are citizens of the United States, and in which at least 75% of the voting interest is owned or controlled by persons that are citizens of the United States.

     In addition, the U.S. Department of Transportation has broad authority to determine on a case-by-case basis whether an air carrier is effectively owned and controlled by U.S. citizens, and has indicated that the ownership of less than 50% of an air carrier's total equity securities by non-U.S. citizens, taken alone, is not indicative of foreign control of the airline.

     In order to comply with these rules, our restated bylaws provide that no shares will be registered on the foreign stock record described above if the amount so registered would exceed the restrictions described above or adversely affect our operating certificates or authorities. Registration on the foreign stock record is made in chronological order based on the date we receive a written request for registration.

PREFERRED STOCK

     Subject to the provisions of our restated certificate of incorporation and legal limitations, our board of directors has the authority, without further vote or action by the stockholders:

     -  to provide for the issuance of shares of preferred stock in series;

     - to establish from time to time the number of shares to be included in each such series; and

     - to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions of each such series, including provisions related to dividends, conversion, voting, redemption and liquidation, which may be superior to those of the common stock.

     The number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of the holders of a majority of our common stock, without a vote of the holders of preferred stock unless required by the terms of any series of preferred stock.

     The issuance of shares of preferred stock by our board of directors as described above may adversely affect the rights of the holders of our common stock. For example, preferred stock may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. The issuance of shares of preferred stock may discourage third-party bids for our common stock or may otherwise adversely affect the market price of the common stock. In addition, the preferred stock may enable our board of directors to make more difficult or to discourage attempts to obtain control of our company through a hostile tender offer, proxy contest, merger or otherwise, or to make changes in our management.

  SPECIAL VOTING PREFERRED STOCK

     Our restated certificate of incorporation authorizes one share of a series of preferred stock called special voting preferred stock. The special voting preferred stock can be owned only by Continental Airlines (or its

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successor) and its controlled affiliates. So long as the special voting preferred stock is beneficially owned by Continental Airlines (or its successor) and its controlled affiliates, the holder of the special voting preferred stock will be entitled to elect to our board of directors:

     - five directors, for so long as Continental Airlines (or its successor) and its controlled affiliates own shares representing 50% or more of our outstanding shares of common stock;

     - four directors, for so long as Continental Airlines (or its successor) and its controlled affiliates own shares representing 40% or more (but less than 50%) of our outstanding shares of common stock;

     - three directors, for so long as Continental Airlines (or its successor) and its controlled affiliates own shares representing 30% or more (but less than 40%) of our outstanding shares of common stock;

     - two directors, for so long as Continental Airlines (or its successor) and its controlled affiliates own shares representing 20% or more (but less than 30%) of our outstanding shares of common stock; and

     - one director, for so long as Continental Airlines (or its successor) and its controlled affiliates own shares representing 10% or more (but less than 20%) of our outstanding shares of common stock.

     The number of directors that the holder of the special voting preferred stock is entitled to elect may not be increased once it has been reduced. Each director elected by the holder of the special voting preferred stock will serve until the earlier of his or her death, resignation, removal or the termination of his or her term of office. Vacancies among the directors elected by the holder of the special voting preferred stock may be filled only by the vote of a majority of the special voting preferred stock directors remaining in office or, if there are none, by the holder of the special voting preferred stock. Directors elected by the holder of the special voting preferred stock may be removed without cause only by the holder of the special voting preferred stock and for cause only upon the vote of the holders of 80% of the outstanding shares of our common stock. The holder of the special voting preferred stock shall have the right to have some directors elected by it on some of our board committees.

     The following actions may not be taken without the approval of the holder of the special voting preferred share, voting as a separate class:

     - the reclassification, change, conversion, alteration or amendment (other than through a stock split, stock dividend, subdivision or combination of shares) of our common stock;

     - any amendment, alteration or repeal (whether by merger, consolidation or otherwise) of any provisions of our restated certificate of incorporation which adversely affects the holder of the special voting preferred stock;

     - the amendment, alteration or repeal (whether by merger, consolidation or otherwise) of the provisions of our restated certificate of incorporation relating to the voting rights of our common stock and the size of our board of directors; and

     - any amendment, alteration or repeal of the rights, preferences and powers of the special voting preferred stock.

     We have the right to redeem the special voting preferred stock for a redemption price of $1.00 from and after the time at which the holder of the special voting preferred stock no longer has the right to elect directors to our board of directors. The holder of the special voting preferred stock will be entitled to receive $.01 upon our liquidation, dissolution or winding up before the payment of any amounts to the holders of our common stock.

PREFERRED STOCK PURCHASE RIGHTS

  GENERAL

     Under the rights agreement adopted in connection with this offering, one preferred stock purchase right is attached to each outstanding share of our common stock. Each of these preferred stock purchase rights

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entitles the registered holder to purchase from us one one-thousandth of a share of our Series A Junior participating preferred stock, par value $.01 per share, at a purchase price of $80.00 per one one-thousandth of a share, subject to adjustment.

     The preferred stock purchase rights will have anti-takeover effects. The preferred stock purchase rights could cause substantial dilution to a person or group that attempts to acquire us and effect a change in the composition of our board of directors on terms not approved by our board of directors, including by means of a tender offer at a premium to the market price. The preferred stock purchase rights should not interfere with any merger or business combination approved by our board of directors because we may redeem the preferred stock purchase rights at the redemption price prior to the time that a person has become an acquiring person or amend the preferred stock purchase rights to make them inapplicable to the approved transaction.

  EVIDENCE AND TRANSFERABILITY OF PREFERRED STOCK PURCHASE RIGHTS

     The preferred stock purchase rights will be evidenced by the certificates representing shares of common stock until the earlier to occur of:

     - ten days following the earlier of the date of a public announcement made by us or an acquiring person or the public disclosure of facts by us or an acquiring person indicating that a person or group of affiliated or associated persons has become an acquiring person, which occurs when that person or group has acquired beneficial ownership of shares of common stock representing 15% or more, or if such person is a passive institutional investor, 20% or more, of the total voting power of the common stock then outstanding; and

     - ten business days, or a later date established by our board of directors before the time any person or group becomes an acquiring person, following the commencement of, or the first public announcement of an intention of any person or group to make, a tender offer or exchange offer that, if completed, could result in the beneficial ownership by a person or group of shares of common stock representing 15% or more, or if such person is a passive institutional investor, 20% or more, of such number of votes.

     The preferred stock purchase rights will be distributed on the date upon which one of the events described above occurs. Until the rights distribution date or the earlier redemption or expiration of the preferred stock purchase rights:

     - the preferred stock purchase rights can be transferred only with the transfer of shares of common stock;

     - certificates representing shares of common stock that become outstanding after the record date for the initial distribution of the rights will contain a notation incorporating the terms of the preferred stock purchase rights by reference; and

     - the surrender for transfer of any certificate representing shares of common stock will also constitute the transfer of the preferred stock purchase rights associated with the shares of common stock represented by that certificate.

     As soon as practicable following the rights distribution date, separate certificates evidencing the preferred stock purchase rights will be mailed to holders of record of the shares of common stock as of the close of business on the rights distribution date, and thereafter those separate preferred stock purchase rights certificates alone will evidence the rights.

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  EXEMPT PERSONS

     The rights agreement provides that some persons are exempt from the definition of acquiring person, including:

     -  our company and certain persons affiliated with us;

     - Continental Airlines and certain persons affiliated with Continental Airlines for the duration of our capacity purchase agreement and thereafter for so long as Continental Airlines and certain persons affiliated with Continental Airlines own 5% or more of the voting power of the common stock then outstanding;

     - any person, hereinafter referred to as an exempt recipient, who becomes the beneficial owner of shares of common stock representing 15% or more of the voting power of the common stock then outstanding as a result of any transaction with Continental Airlines or certain persons affiliated with Continental Airlines with respect to common stock of which Continental Airlines or certain persons affiliated with Continental Airlines are the beneficial owner, hereinafter referred to as an exempt transaction; and

     -  other specified persons.

     An exempt recipient is permitted to own up to the highest percentage of the voting power of the common stock beneficially owned by such exempt recipient immediately following any exempt transaction. Notwithstanding the foregoing sentence, the permitted percentage of the voting power of the common stock beneficially owned by an exempt recipient will automatically be decreased, but not below 14%, or 19% if such exempt recipient is a passive institutional investor, of the voting power of the common stock then outstanding, if such exempt recipient ceases to beneficially own any of such shares of common stock or if the voting power of the common stock beneficially owned by such exempt recipient otherwise decreases. Similarly, the permitted percentage of the voting power of the common stock beneficially owned by an exempt recipient will automatically be increased upon the acquisition by us of common stock or an adjustment to the voting power of the common stock beneficially owned by such exempt recipient due to the application of the limitation on voting by foreign owners. An exempt recipient will cease to be an exempt recipient at any time that exempt recipient becomes the beneficial owner of common stock representing an additional 1% of the voting power of the common stock above the permitted percentage applicable to that exempt recipient.

     In addition, the rights agreement provides for an exception to the definition of acquiring person that permits a person to beneficially own shares of common stock representing 15% or more, or if such person is a passive institutional investor, 20% or more, of the total voting power of the common stock then outstanding if such ownership has resulted from an acquisition by us of shares of our common stock. Likewise, if a person becomes the beneficial owner of shares of common stock representing 15% or more, or if such person is a passive institutional investor, 20% or more, of the total voting power of the common stock then outstanding solely as the result of an adjustment to the voting power of the shares of common stock beneficially owned by that person due to the application of the limitation on voting by foreign owners, that person will be excluded from the definition of an acquiring person. However, if, after crossing that threshold, these persons purchase or otherwise take action to cause them to be the beneficial owner of shares of common stock representing an additional 1% of the total voting power of the common stock then outstanding, they will be considered acquiring persons.

     If our board of directors determines that a person who would otherwise be an acquiring person has become so inadvertently and that person as promptly as practicable divests itself of a sufficient number of shares of common stock so that it beneficially owns less than 15%, or if such person is a passive institutional investor, 20%, of the total voting power of the common stock then outstanding, that person will not be considered an acquiring person.

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  EXERCISABILITY OF RIGHTS.

     The preferred stock purchase rights are not exercisable until the rights distribution date. The preferred stock purchase rights will expire on the close of business on September 12, 2011, unless the expiration date is extended or unless the preferred stock purchase rights are earlier redeemed or exchanged by us, in each case, as described below.

     Each holder of a preferred stock purchase right (other than preferred stock purchase rights beneficially owned by an acquiring person, which will be void as described below) will after the date that any person became an acquiring person have the right to receive upon exercise of such preferred stock purchase right at the then-current exercise price multiplied by the number of one one-thousandths of a share of junior participating preferred stock for which a right is then exercisable that number of shares of our common stock or cash or other securities or assets in some circumstances equal to:

     - the then-current exercise price multiplied by the number of one one-thousandths of a share of junior participating preferred stock for which the right was or would have been exercisable immediately prior to the person becoming an acquiring person, divided by

     - 50% of the current per share market price of our common stock on the date the person became an acquiring person.

     If, at any time on or after the date that any person has become an acquiring person, we are acquired in a merger or other business combination transaction or 50% or more of our assets or earning power are sold, each holder of a preferred stock purchase right will after the date of that transaction have the right to receive, upon the exercise of those preferred stock purchase rights at the then-current exercise price of the preferred stock purchase right multiplied by the number of one one-thousandths of a share of junior participating preferred stock for which a right is then exercisable, that number of shares of common stock of the acquiring company equal to:

     - the then-current exercise price multiplied by the number of one one-thousandths of a share of junior participating preferred stock for which the right is exercisable, divided by

     - 50% of the current per share market price of the common stock of the acquiring company on the date of the merger, other business combination or sale of 50% or more of our assets or earning power.

     The purchase price payable, and the number of shares of junior participating preferred stock or other securities or property issuable, upon exercise of the preferred stock purchase rights are subject to adjustment from time to time to prevent dilution in some circumstances.

     No rights as a stockholder of our company, including the right to vote or to receive dividends, are associated with the preferred stock purchase rights themselves.

     From and after the time that any person becomes an acquiring person under the rights agreement, if rights are or were at any time on or after the earlier of (1) the date of such event and (2) the distribution date, acquired or beneficially owned by an acquiring person or an associate or affiliate of an acquiring person, these rights will become void, and any holder of these rights will thereafter have no right to exercise these rights.

  TERMS OF JUNIOR PARTICIPATING PREFERRED STOCK

     Shares of junior participating preferred stock, which may be purchased upon exercise of the preferred stock purchase rights, will not be redeemable. Each share of junior participating preferred stock will be entitled to receive, when, as and if declared by the board of directors out of funds legally available for the purpose, an amount per share equal to 1,000 times the cash or non-cash dividend declared per share of common stock. In the event of liquidation, the holders of the junior participating preferred stock will be entitled to receive an aggregate payment equal to 1,000 times the payment made per share of common stock plus any accrued and unpaid dividends. Each share of junior participating preferred stock will have 1,000 votes on all matters submitted to a vote of the stockholders of our company. Finally, in the event of any merger, consolidation or other transaction in which the common stock is exchanged, each share of junior

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participating preferred stock will be entitled to receive an amount equal to
1,000 times the amount received per share of common stock. These rights are protected by customary antidilution provisions.

  EXCHANGE OR REDEMPTION

     At any time after any person becomes an acquiring person, and prior to the acquisition by any person or group of shares of common stock representing a majority of the voting power then outstanding, our board of directors may exchange the rights (other than rights owned by such acquiring person which have become void), in whole or in part, at an exchange ratio of one share of our common stock per right (subject to adjustment). We may, at our option, substitute junior participating preferred shares or common stock equivalents for our common stock, at the rate of one one-thousandth of a junior participating preferred share for each share of our common stock (subject to adjustment). No fractional share of our common stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the share of our common stock on the last trading day prior to the date of exchange.

     At any time prior to any person becoming an acquiring person, our board of directors, by the required board vote as described below, may redeem the rights in whole, but not in part, at a redemption price of $.001 per right. We may pay the redemption price in cash, shares of our common stock or other form of consideration deemed appropriate by our board of directors. The redemption of the rights may be made effective at the time, on any basis and subject to the conditions which our board of directors may establish. Immediately upon the effectiveness of any redemption of the rights (or upon an earlier time specified by our board of directors by the required board vote in the resolution approving a redemption), the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price. The required board vote is the affirmative vote of two-thirds of the number of authorized directors of our board (regardless of whether there are vacancies in any such positions), including two-thirds of our continuing directors, who are our current directors and individuals who subsequently become directors after being nominated by a majority of our continuing directors.

     The terms of the rights may be amended by our board of directors, by the required board vote, without the consent of the holders of the rights, except that from the time any person becomes an acquiring person no amendment may adversely affect the interests of the holders of the rights (other than the interests of the acquiring person and its affiliates and associates). For the duration of our capacity purchase agreement and thereafter for so long as Continental Airlines and certain persons affiliated with Continental Airlines own 5% or more of the voting stock of our company, no supplement or amendment to the rights agreement can be made that deletes, amends, eliminates or otherwise changes, or otherwise has the effect of amending, eliminating or otherwise changing, the provision of the rights agreement that exempts Continental Airlines and certain persons affiliated with Continental Airlines and exempt recipients from the definition of acquiring person and certain other provisions of the rights agreement without the prior written consent of Continental Airlines, which may be withheld in the sole discretion of Continental Airlines, and, with respect to the provisions of the rights agreement that exempt Continental Airlines and certain persons affiliated with Continental Airlines and exempt recipients from the definition of acquiring person, the unanimous affirmative vote of the authorized number of directors of our board (regardless of whether there are any vacancies in any such positions) is required. For the duration of our capacity purchase agreement and thereafter for so long as Continental Airlines and certain persons affiliated with Continental Airlines own 5% or more of the voting stock of our Company, the prior written consent of Continental Airlines, which may be withheld in the sole discretion of Continental Airlines, is also required for any supplement or amendment to the rights agreement that deletes, amends, eliminates or otherwise changes, or otherwise has the effect of amending, eliminating or otherwise changing, the provision of the rights agreement that requires the prior written consent of Continental Airlines for any such amendment or supplement to the provision of the rights agreement that exempts Continental Airlines and certain persons affiliated with Continental Airlines and exempt recipients from the definition of acquiring person and certain other provisions of the rights agreement.

     The rights agreement also provides that we will not, for the duration of our capacity purchase agreement and thereafter for so long as Continental Airlines and certain persons affiliated with Continental Airlines own 5% or more of the voting stock of our company, without the prior written consent of Continental Airlines,

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which may be withheld in the sole discretion of Continental Airlines, take any action to approve, adopt or implement a rights agreement or any other agreement having a similar effect, whether upon the expiration or termination of the rights agreement or otherwise, unless such rights agreement or other agreement contains a provision that (i) exempts Continental Airlines and certain persons affiliated with Continental Airlines and any exempt recipient from the definition of acquiring person (or any term with a definition under such agreement similar thereto), (ii) otherwise exempts Continental Airlines and certain persons affiliated with Continental Airlines and any exempt recipient from the restrictions thereof and (iii) provides that no supplement, amendment, change or alteration to such rights agreement or other agreement will be made that deletes, amends, eliminates or otherwise changes the provisions thereof that implement clauses (i) and (ii) above and this clause (iii). For the duration of our capacity purchase agreement and thereafter for so long as Continental Airlines owns 5% or more of the voting stock of our company, the prior written consent of Continental Airlines, which may be withheld in the sole discretion of Continental Airlines, is required for any amendment to the provision so limiting our ability to approve, adopt or implement a rights agreement. Continental Airlines is a party to the rights agreement with respect to the provisions of the rights agreement regarding amendments to the rights agreement and limiting our ability to approve, adopt or implement another rights agreement or any other agreement having a similar effect (which provision survives the exercise, exchange, redemption or expiration of the rights and the termination or expiration of the rights agreement).

ELECTION AND REMOVAL OF DIRECTORS

     Our restated certificate of incorporation provides that the board of directors be divided into three classes of directors (other than those elected by the holder of the special voting preferred stock). One class has been created for a term expiring at the annual meeting of stockholders to be held in 2003. The second class has been created for a term expiring at the annual meeting of stockholders to be held in 2004. The third class has been created for a term expiring at the annual meeting of stockholders to be held in 2005. Each director is to hold office until his or her successor is duly elected and qualified. Directors elected to succeed directors whose terms then expire will be elected for a term that will expire at the third succeeding annual meeting of stockholders after their election.

     Subject to the rights of the holders of any series of preferred stock, our restated certificate of incorporation provides that for so long as Continental Airlines (or its successor) and its controlled affiliates have rights to designate directors to our board of directors under the terms of the special voting preferred stock, the number of directors will be fixed at nine, and thereafter the number of directors shall be fixed from time to time exclusively by the board of directors pursuant to a resolution adopted by a majority of our whole board of directors. In addition, subject to the rights of the holders of any series of preferred stock including our special voting preferred stock, our restated certificate of incorporation provides that any vacancies will be filled by the vote of a majority of the remaining directors, even if less than a quorum (and not by stockholders). However, if authorized by a resolution of the board of directors, directors may be elected in any manner, including at an annual meeting of stockholders, to fill any vacancy, regardless of how the vacancy was created.

     Our restated certificate of incorporation provides that except as provided below, directors (other than those elected by the holder of the special voting preferred stock) may be removed, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of our capital stock entitled to vote in the election of directors, voting together as a single class. However, from and after the date when Continental Airlines (or its successor) and its controlled affiliates cease to own more than 50% of the voting power of all then-outstanding shares of our capital stock, directors (other than those elected by the holder of the special voting preferred stock) may be removed only for cause by the affirmative vote of the holders of at least 80% of the voting power of all then-outstanding shares of our capital stock entitled to vote in the election of directors, voting together as a single class.

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AMENDMENT OF BYLAWS

     Our board of directors may amend or repeal our restated bylaws and adopt new bylaws. Our stockholders may also amend or repeal our restated bylaws and adopt new bylaws by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of our capital stock entitled to vote in the election of directors, voting together as a single class. However, from and after the date when Continental Airlines (or its successor) and its controlled affiliates cease to own more than 50% of the voting power of all then-outstanding shares of our capital stock, the affirmative vote of the holders of at least 80% of the voting power of all then-outstanding shares of our capital stock entitled to vote in the election of directors, voting together as a single class shall be required to adopt, amend or repeal any provision of our restated bylaws.

OTHER ANTI-TAKEOVER PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS

     Our restated certificate of incorporation and restated bylaws contain several provisions in addition to those pertaining to the preferred stock purchase rights, classification of the board, election and removal of directors, and amendment of the bylaws that could delay or make more difficult the acquisition of our company through a hostile tender offer, open market purchases, proxy contest, merger or other takeover attempt that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price of our common stock.

  WRITTEN CONSENT OF STOCKHOLDERS

     Any action required or permitted to be taken by our stockholders may be taken at a duly called meeting of stockholders or by the written consent of stockholders owning the minimum number of shares required to approve the action. Notwithstanding the foregoing, our restated certificate of incorporation provides that, on and after the date when Continental Airlines (or its successor) and its controlled affiliates, cease to own more than 50% of the voting power of all then-outstanding shares of our capital stock entitled to vote in the election of directors, stockholders cannot act by written consent and any action required or permitted to be taken by our stockholders must be taken at an annual or special meeting, provided, however, that during such time as the holder of the special voting preferred stock is entitled to elect directors to our board of directors, the holder of the special voting preferred stock will be entitled to act by written consent in all matters relating to the election of the special voting preferred stock directors and all other matters with respect to which such holder is entitled to vote.

  SPECIAL MEETINGS OF STOCKHOLDERS

     Our restated certificate of incorporation provides that special meetings of the stockholders may be called only by the chairman of our board of directors, our president or a majority of our whole board of directors and may not be called by the holders of common stock.

  ADVANCE NOTICE PROCEDURE FOR DIRECTOR NOMINATIONS AND STOCKHOLDER PROPOSALS

     Our restated bylaws provide that adequate notice must be given to nominate candidates for election as directors or to make proposals for consideration at annual meetings of stockholders. Notice of a stockholder's intent to nominate a director or propose business to be considered by the stockholders must be delivered to our principal executive offices as follows:

     - nominations or other business to be brought before an annual meeting of stockholders, not less than 45 days nor more than 75 days prior to the first anniversary of the date on which we first mailed our proxy materials for the preceding year's annual meeting of stockholders; and

     - nominations to be brought before a special meeting of stockholders, not earlier than 90 days prior to the special meeting and not later than the later of (1) 70 days prior to the special meeting or (2) 10 days following the public announcement of the special meeting.

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LIMITATION OF DIRECTOR LIABILITY AND INDEMNIFICATION

     Our restated certificate of incorporation provides, to the full extent permitted by Delaware law, that directors will not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. As required under current Delaware law, our restated certificate of incorporation currently provides that this waiver may not apply to liability:

     - for any breach of the director's duty of loyalty to us or our stockholders;

     - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - under Section 174 of the Delaware General Corporation Law (governing distributions to stockholders); or

     - for any transaction from which the director derived any improper personal benefit.

     However, in the event the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. Our restated certificate of incorporation and restated bylaws further provide that we will indemnify each of our directors and officers to the full extent permitted by Delaware law and may indemnify other persons as authorized by the Delaware General Corporation Law. These provisions do not eliminate any monetary liability of directors under the federal securities laws.

DELAWARE TAKEOVER STATUTE

     Under the terms of our restated certificate of incorporation and as permitted under Delaware law, we have elected not to be subject to Delaware's anti-takeover law. This law provides that an "interested stockholder," defined as a person who owns 15% or more of the outstanding voting stock of a corporation or a person who is an associate or affiliate of the corporation and, within the preceding three-year period, owned 15% or more of the outstanding voting stock, may not engage in specified business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder. The law defines the term "business combination" to encompass a wide variety of transactions with or caused by an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. With the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class, or, on and after the date when Continental Airlines (or its successor) and its controlled affiliates cease to own more than 50% of the voting power of all then-outstanding shares of our capital stock entitled to vote in the election of directors, 80% of the voting power of all then-outstanding shares of our capital stock entitled to vote in the election of directors, voting together as a single class, we may amend our restated certificate of incorporation in the future to become governed by the anti-takeover law. This provision would then have an anti-takeover effect for transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock. Because we have opted out of the Delaware anti-takeover law, a transferee of Continental Airlines could pursue a takeover transaction that was not approved by our board of directors.

CORPORATE OPPORTUNITIES

     Under our restated certificate of incorporation, we have renounced any interest or expectancy in being offered any business opportunities presented to Continental Airlines or any of its affiliates from whatever source. Therefore, if Continental Airlines becomes aware of a potential transaction that may be a corporate opportunity for us, Continental Airlines and its affiliates will have no duty to communicate or present this corporate opportunity to us and will not be liable to us or our stockholders for breach of any fiduciary duty as a stockholder by reason of the fact that Continental Airlines or any of its affiliates pursues or acquires the

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corporate opportunity for itself, directs the corporate opportunity to another person or does not communicate information regarding such corporate opportunity to us.

     Similarly, in the event that one of our directors or officers who is also a director, officer or employee of Continental Airlines or any of its affiliates acquires knowledge of a potential transaction or matter which may be a corporate opportunity for us, that director or officer will have no duty to communicate or present this corporate opportunity to us and will not be liable to us or our stockholders for breach of any fiduciary duty as one of our directors or officers by reason of the fact that Continental Airlines or any of its affiliates pursues or acquires the corporate opportunity for itself, directs the corporate opportunity to another person or does not communicate information regarding such corporate opportunity to us.

LISTING

     Our common stock has been approved for listing on the New York Stock Exchange under the symbol "XJT."

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is Mellon Investor Services LLC, and its telephone number is (800) 852-0370.

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                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for our common stock. Future sales in the public market of substantial amounts of our common stock, including shares issued upon exercise of outstanding options after any restrictions on sale lapse could adversely affect prevailing market prices and impair our ability to raise equity capital in the future.

     After this offering, 64,000,000 shares of our common stock will be outstanding. The shares sold in the offering, plus any shares sold upon exercise of the over-allotment option described in "Underwriting", will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act, or by a person who is subject to a lock-up agreement as described below.

     The 38,000,000 shares (or 34,100,000 shares if the over-allotment option from Continental Airlines is exercised in full) of our common stock to be held by Continental Airlines after the offering are "restricted securities" within the meaning of Rule 144. Restricted securities may be sold in the public market only if the sale is registered or if the securities or the transaction qualifies for an exemption from registration, such as under Rule 144 under the Securities Act, which is summarized below. Sales of restricted securities in the public market, or the availability of such shares for sale, could adversely affect the market price of our common stock.

     Under Rule 144, beginning 90 days after the date of this prospectus, a person, or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year will be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     -  1% of the number of shares of common stock then outstanding; and

     - the average weekly trading volume of the common stock during the four weeks preceding the filing of the stockholder's required notice of sale with the SEC.

     Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice and availability of current public information about us.

     Under Rule 144(k), a person who is not deemed to have been one of our "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner other than an affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     Because Continental Airlines is our affiliate, subject to exercise of its registration rights described under "Our Agreements with Continental
Airlines -- Registration Rights Agreement," the Rule 144 restrictions and requirements would be applicable to Continental Airlines' shares for as long as it retains affiliate status.

     We have been advised by Continental Airlines that it currently does not intend to remain a stockholder of our company over the long term. Continental Airlines has agreed not to sell any shares of our common stock without the consent of Salomon Smith Barney Inc. for a period of 180 days from the date of this prospectus. Following the expiration of this 180-day period, Continental Airlines will likely sell some or all of its shares of our common stock, subject to market conditions.

     Persons who are affiliates will be permitted to sell shares of our common stock that are issued in this offering only through their registration under the Securities Act, or under an exemption from registration, such as the one provided by Rule 144.

     We, our officers and directors and Continental Airlines have agreed with the underwriters not to dispose of or pledge any of our common stock or securities convertible into or exchangeable for shares of our common stock for a period of 180 days after the date of this prospectus without the prior written consent of Salomon Smith Barney Inc.

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     We intend to file a registration statement on Form S-8 under the Securities
Act as soon as practicable after completion of this offering to register shares of our common stock reserved for issuance under our 2002 Stock Incentive Plan. This registration will permit the resale of these shares by nonaffiliates in the public market without restriction under the Securities Act, upon completion of the lock-up period described above. Shares of our common stock registered under the Form S-8 registration statement held by affiliates will be subject to Rule 144 volume limitations.

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         MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
                              OF OUR COMMON STOCK

     The following is a general discussion of material U.S. federal income and estate tax considerations with respect to the ownership and disposition of shares of our common stock applicable to non-U.S. holders. In general, a "non-U.S. holder" is any holder other than:

     -  a citizen or resident of the United States;

     - a corporation created or organized in the United States or under the laws of the United States or of any state;

     - an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

     - a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust.

     This discussion is based on current provisions of the Code, Treasury Regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service, and all other applicable authorities, all of which are subject to change (possibly with retroactive effect). We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset (generally property held for investment). This discussion does not address all aspects of U.S. federal income and estate taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder's individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder subject to special treatment under the U.S. federal income tax laws (such as insurance companies, tax-exempt organizations, financial institutions, brokers, dealers in securities, partnerships, owners of more than 5% of our common stock and some U.S. expatriates). Accordingly, we urge prospective investors to consult with their own tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

DIVIDENDS

     Subject to the discussion below under "-- Income or Gains Effectively Connected with a U.S. Trade or Business," any dividends we pay to a non-U.S. holder generally would be subject to U.S. withholding tax at a 30% rate of the gross amount (or a lower rate prescribed by an applicable income tax treaty). A non-U.S. holder (including, in cases of some non-U.S. holders that are entities, the owner or owners of such entities) would be required to satisfy certification requirements in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty.

GAIN ON SALE OR OTHER DISPOSITION OF COMMON STOCK

     In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the holder's shares of our common stock unless:

     - the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States, and the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States if that is required by an applicable income tax treaty as a condition to subjecting a non-U.S. holder to United States income tax on a net basis; or

     - the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and other tests are met.

INCOME OR GAIN EFFECTIVELY CONNECTED WITH A U.S. TRADE OR BUSINESS

     If a non-U.S. holder of our common stock is engaged in a trade or business in the U.S. and if dividends on the common stock or gain realized on the sale, exchange or other disposition of the common stock is effectively connected with the non-U.S. holder's conduct of such trade or business (and, if an applicable tax treaty requires, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder in the U.S.), the non-U.S. holder, although exempt from withholding tax (provided that the certification requirements discussed in the next sentence are met), will generally be subject to U.S. federal income tax on such dividends or gain on a net income basis in the same manner as if it were a resident of the United States. The non-U.S. holder will be required, under currently effective Treasury Regulations, to provide a properly executed Internal Revenue Service form W-8ECI or successor form in order to claim an exemption from U.S. withholding tax. In addition, if such non-U.S. holder is a foreign corporation, it may be subject to a branch profits tax equal to 30 percent (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year.

ESTATE TAX

     Shares of our common stock that are owned or treated as owned by an individual non-U.S. holder at the time of death will be includible in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

BACKUP WITHHOLDING, INFORMATION REPORTING AND OTHER REPORTING REQUIREMENTS

     A non-U.S. holder may have to comply with specific certification procedures to establish that the holder is not a U.S. person in order to avoid backup withholding tax requirements with respect to our payments of dividends on the common stock. We must report annually to the IRS and to each non-U.S. holder the amount of any dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

     The payment of proceeds from the disposition of shares of our common stock to or through a U.S. office of a broker will be subject to information reporting and backup withholding, unless the non-U.S. holder, under penalties of perjury, certifies, among other things, its status as a non-U.S. holder or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our common stock to or through a foreign office of a foreign broker generally will not be subject to backup withholding and information reporting. However, information reporting (but not backup withholding) will apply to the payment of proceeds from a disposition of shares of our common stock effected outside the United States by a foreign office of a broker if the broker is:

     -  a U.S. person;

     -  a "controlled foreign corporation" for U.S. federal income tax purposes;

     - a foreign person 50% or more of whose gross income from specified periods is effectively connected with a U.S. trade or business; or

     - a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and other conditions are satisfied, or the non-U.S. holder otherwise establishes an exemption (and the broker has no actual knowledge to the contrary).

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner.

     The foregoing discussion of U.S. federal income tax considerations is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of our common stock.

                                  UNDERWRITING

     Salomon Smith Barney Inc., Morgan Stanley & Co. Incorporated, Credit Suisse First Boston Corporation, Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Raymond James & Associates, Inc. are acting as representatives of the underwriters. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we and Continental Airlines have agreed to sell to that underwriter, the number of shares of our common stock set forth opposite the underwriter's name.

                                                               NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ---------
Salomon Smith Barney Inc....................................
Morgan Stanley & Co. Incorporated...........................
Credit Suisse First Boston Corporation......................
Goldman, Sachs & Co.........................................
Merrill Lynch, Pierce, Fenner & Smith
        Incorporated........................................
Raymond James & Associates, Inc.............................
                                                               ------
     Total..................................................
                                                               ======

     The underwriting agreement provides that the obligations of the underwriters to purchase the shares of our common stock included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

     The underwriters propose to offer some of the shares of our common stock directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering
price less a concession not to exceed $     per share. The underwriters may
allow, and dealers may reallow, a concession not to exceed $          per share
on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

     Continental Airlines has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase for cash up to an aggregate of 3,900,000 additional shares of our common stock at the public offering price listed on the cover page of this prospectus, less the underwriting discounts. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial commitment.

     We, our officers and directors, and Continental Airlines have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Salomon Smith Barney in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

     At our request, the underwriters have reserved up to 10% of the shares of our common stock for sale at the initial public offering price to our directors, officers or employees, or persons who are otherwise associated with us through a directed share program. Any shares purchased by these individuals will be subject to a lock-up on terms similar to those described in the preceding paragraph for 180 days. The number of shares of our common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares of common stock offered. We have agreed to indemnify the underwriters against some liabilities and expenses, including liabilities under the Securities Act, in connection with the sale of the directed shares.

     Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares was determined by negotiations among us, Continental Airlines and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

     Our common stock has been approved for listing on the New York Stock Exchange under the symbol "XJT". The underwriters have undertaken to sell shares of our common stock to a minimum of 2,000 beneficial owners in lots of 100 or more shares to meet the New York Stock Exchange distribution requirements for trading.

     The following table shows the underwriting discounts and commissions that we and Continental Airlines are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of our common stock.

                                                       PAID BY                         PAID BY
                                                 EXPRESSJET HOLDINGS             CONTINENTAL AIRLINES
                                             ----------------------------    ----------------------------
                                             NO EXERCISE    FULL EXERCISE    NO EXERCISE    FULL EXERCISE
                                             -----------    -------------    -----------    -------------
Per share..................................   $               $               $               $
Total......................................   $               $               $               $

     In connection with the offering, Salomon Smith Barney, on behalf of the underwriters, may purchase and sell shares of our common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of our common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of our common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of our common stock. They may also cause the price of our common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

     We estimate that the total expenses of this offering, excluding underwriters' discounts and commissions, will be $3,000,000.

     The underwriters have performed investment banking and advisory services for Continental Airlines from time to time for which they have received customary fees and expenses. Concurrently with this offering, Salomon Smith Barney has acted as placement agent in connection with the sale of the mandatorily redeemable preferred stock of our subsidiary, New ExpressJet Airlines, Inc., for which services no compensation has been or will be received. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

     A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, the underwriters may sell shares to securities dealers who resell shares to online brokerage account holders.

     We have agreed, together with Continental Airlines, to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities. However, Continental Airlines' aggregate liability will be limited to a pre-determined dollar amount.

     Under federal securities laws, Continental Airlines, as the selling stockholder, may be deemed to be an underwriter.

                                 LEGAL MATTERS

     The validity of the shares of our common stock offered by this prospectus will be passed on for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters relating to our common stock offered by this prospectus will be passed on for the underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York. From time to time, each of these firms has performed and continues to perform legal services unrelated to this offering for Continental Airlines, and Vinson & Elkins L.L.P. has represented Continental Airlines in connection with the negotiation of the agreements described under the heading "Our Agreements with Continental Airlines" and other matters related to this offering.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our financial statements and schedule at December 31, 2000 and 2001, and for each of the three years in the period ended December 31, 2001, as set forth in their reports. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act for our common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all of the information included in the registration statement and the exhibits and schedules to the registration statement because we have omitted some parts in accordance with the rules and regulations of the SEC. For further information about us and our common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to are not necessarily complete; we refer you in each instance to the copy of the contract or document filed as an exhibit to the registration statement. Each statement is qualified by reference to the exhibit. The registration statement, including related exhibits and schedules, may be inspected without charge at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any part of the registration statement may be obtained after payment of fees prescribed by the SEC.

     You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC. The address of the site is www.sec.gov.

     We intend to furnish holders of our common stock with annual reports and audited financial statements certified by an independent public accounting firm. We intend to furnish other reports as we may determine or as may be required by law.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                           EXPRESSJET HOLDINGS, INC.

                                                                PAGE
                                                              --------
Audited Consolidated Financial Statements
  Report of Independent Auditors............................       F-2
  Consolidated Statements of Operations for each of the
     Three Years Ended December 31, 2001....................       F-3
  Consolidated Balance Sheets as of December 31, 2000 and
     2001...................................................       F-4
  Consolidated Statements of Cash Flows for each of the
     Three Years Ended December 31, 2001....................       F-6
  Consolidated Statements of Stockholder's Deficit for each
     of the Three Years Ended December 31, 2001.............       F-7
  Notes to Consolidated Financial Statements................       F-8

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholder
  ExpressJet Holdings, Inc.

     We have audited the accompanying consolidated balance sheets of ExpressJet Holdings, Inc. (the "Company") as of December 31, 2000 and 2001 and the related consolidated statements of operations, stockholder's deficit and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2000 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                          /s/ ERNST & YOUNG LLP
                                          Houston, Texas
January 31, 2002, except for Notes 4, 11 and 12
as to which the date is April 12, 2002

                           EXPRESSJET HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 YEARS ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1999        2000        2001
                                                             --------    --------    --------
Operating Revenue..........................................  $649,575    $843,773    $980,473
                                                             --------    --------    --------
Operating Expenses:
  Wages, salaries and related costs........................   119,367     155,706     213,604
  Aircraft rent............................................   106,350     146,838     168,748
  Maintenance, materials and repairs.......................    83,798     115,765     134,671
  Aircraft fuel............................................    41,331     106,138     109,841
  Reservations and sales...................................    52,393      62,916          --
  Other rentals and landing fees...........................    44,365      57,763      70,609
  Ground handling..........................................    37,969      50,919      71,736
  Commissions..............................................    38,454      37,480          --
  Passenger servicing......................................    17,418      22,886       8,362
  Depreciation and amortization............................    22,147      23,205      23,045
  Other....................................................    80,988      99,339     103,777
  Stabilization Act grant..................................        --          --     (24,900)
                                                             --------    --------    --------
                                                              644,580     878,955     879,493
                                                             --------    --------    --------
Operating Income (Loss)....................................     4,995     (35,182)    100,980
                                                             --------    --------    --------
Non-operating Income (Expense):
  Interest expense.........................................   (29,231)    (29,969)    (25,636)
  Capitalized interest.....................................     3,134       4,977       2,210
  Interest income..........................................     2,760       1,221       2,353
  Other, net...............................................       (77)        (85)       (202)
                                                             --------    --------    --------
                                                              (23,414)    (23,856)    (21,275)
                                                             --------    --------    --------
Income (Loss) before Income Taxes..........................   (18,419)    (59,038)     79,705
Income Tax (Expense) Benefit...............................     5,373      20,286     (31,631)
                                                             --------    --------    --------
Net Income (Loss)..........................................  $(13,046)   $(38,752)   $ 48,074
                                                             ========    ========    ========
Basic and Diluted Net Income (Loss) per Share..............  $  (0.24)   $  (0.72)   $   0.89
                                                             ========    ========    ========
Shares Used in Computing Basic and
  Diluted Net Income (Loss) per Share......................    54,000      54,000      54,000
                                                             ========    ========    ========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                           EXPRESSJET HOLDINGS, INC.

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT FOR SHARE DATA)

                                                                  DECEMBER 31,
                                                              --------------------
                                                                2000        2001
                                                              --------    --------
Current Assets:
  Cash and cash equivalents.................................  $     13    $ 71,877
  Accounts receivable, net..................................    14,563       7,368
  Amounts due from Continental Airlines, Inc. ..............        --      14,235
  Spare parts and supplies, net of allowance for
     obsolescence of $12,717 and $13,558, respectively......    34,510      37,805
  Prepayments and other.....................................        --          84
                                                              --------    --------
     Total current assets...................................    49,086     131,369
                                                              --------    --------
Property and Equipment:
  Owned property and equipment:
     Flight equipment.......................................   141,872     189,496
     Other..................................................    70,621      70,371
                                                              --------    --------
                                                               212,493     259,867
  Less: Accumulated depreciation............................    48,832      55,215
                                                              --------    --------
                                                               163,661     204,652
                                                              --------    --------
Capital Leases:
  Flight Equipment..........................................    10,643      10,643
  Other.....................................................        --       4,917
                                                              --------    --------
                                                                10,643      15,560
  Less: Accumulated amortization............................       625       1,410
                                                              --------    --------
                                                                10,018      14,150
                                                              --------    --------
     Total property and equipment...........................   173,679     218,802
                                                              --------    --------
Deferred Income Taxes.......................................    65,648      59,519
Reorganization Value in Excess of Amounts Allocable to
  Identifiable Assets, net of accumulated amortization of
  $8,366 and $9,481, respectively...........................    13,904      12,789
Airport Operating Rights, net...............................        --       4,944
Other Assets................................................       203       2,328
                                                              --------    --------
     Total Assets...........................................  $302,520    $429,751
                                                              ========    ========

                           EXPRESSJET HOLDINGS, INC.

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT FOR SHARE DATA)

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                2000         2001
                                                              ---------    ---------
Current Liabilities:
  Current maturities of capital leases......................  $   1,458    $   2,026
  Accounts payable..........................................     16,912       15,147
  Amounts due to Continental Airlines, Inc., net............    481,312           --
  Accrued maintenance and repair liabilities................     21,483       14,651
  Accrued payroll and related costs.........................      9,649       17,770
  Accrued other liabilities.................................     27,830       29,240
                                                              ---------    ---------
     Total current liabilities..............................    558,644       78,834
                                                              ---------    ---------
Note Payable to Continental Airlines, Inc. .................         --      552,312
                                                              ---------    ---------
Capital Leases..............................................      4,557        6,568
                                                              ---------    ---------
Other Long-Term Liabilities.................................      1,754        6,398
                                                              ---------    ---------
Commitments and Contingencies
Stockholder's Deficit:
  Preferred stock -- $.01 par value; one share authorized,
     one share issued and outstanding.......................         --           --
  Common stock -- $.01 par value; 200,000,000 shares
     authorized, 54,000,000 shares issued and outstanding...        540          540
  Additional paid-in capital................................     14,460       14,460
  Accumulated deficit.......................................   (277,435)    (229,361)
                                                              ---------    ---------
     Total stockholder's deficit............................   (262,435)    (214,361)
                                                              ---------    ---------
     Total Liabilities and Stockholder's Deficit............  $ 302,520    $ 429,751
                                                              =========    =========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                           EXPRESSJET HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEARS ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1999        2000        2001
                                                             --------    --------    --------
Cash Flows from Operating Activities:
  Net income (loss)........................................  $(13,046)   $(38,752)   $ 48,074
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Depreciation and amortization.........................    22,147      23,205      23,045
     Fleet disposition/impairment losses...................    10,591       6,196          --
     Deferred income taxes.................................    (5,373)    (20,286)      6,131
     Other, net............................................    11,129       7,197      12,522
Changes in operating assets and liabilities:
  (Increase) decrease in accounts receivable, net..........    (3,702)     (1,225)      7,080
  Increase in amounts due from Continental Airlines,
     Inc. .................................................        --          --     (14,235)
  Increase in spare parts and supplies, net................   (14,179)    (12,289)    (10,835)
  (Increase) decrease in prepayments and other assets......     2,360         994      (7,153)
  Increase (decrease) in accounts payable..................        55      11,923      (2,494)
  Increase (decrease) in accrued maintenance and repair
     liabilities...........................................     5,531      11,319      (6,832)
  Increase in amounts due to Continental Airlines, Inc. ...    61,755      76,554          --
  Increase (decrease) in other liabilities.................   (10,930)     (1,603)     13,424
                                                             --------    --------    --------
     Net cash provided by operating activities.............    66,338      63,233      68,727
                                                             --------    --------    --------
Cash Flows from Investing Activities:
  Capital expenditures.....................................   (55,294)    (62,562)    (53,470)
  Purchase deposits refunded in connection with aircraft
     delivered.............................................    24,590      42,382          --
  Purchase deposits paid in connection with future aircraft
     deliveries............................................   (28,190)    (66,739)         --
  Proceeds from transfer of purchase deposits to
     Continental Airlines, Inc.............................        --      61,712          --
  Purchase of flight equipment from Continental Airlines,
     Inc...................................................        --     (34,782)    (14,205)
  Proceeds from disposition of property and equipment......       268         754       1,594
                                                             --------    --------    --------
     Net cash used in investing activities.................   (58,626)    (59,235)    (66,081)
                                                             --------    --------    --------
Cash Flows from Financing Activities:
  Advance from Continental Airlines, Inc. .................        --          --      71,000
  Proceeds from sale/leaseback with Continental Airlines,
     Inc...................................................        --      15,541          --
  Payments on long-term debt and capital lease
     obligations...........................................    (7,699)    (19,539)     (1,782)
                                                             --------    --------    --------
     Net cash provided by (used in) financing activities...    (7,699)     (3,998)     69,218
                                                             --------    --------    --------
Net increase (decrease) in cash............................        13          --      71,864
Cash and cash equivalents at beginning of period...........        --          13          13
                                                             --------    --------    --------
Cash and cash equivalents at end of period.................  $     13    $     13    $ 71,877
                                                             ========    ========    ========
Supplemental Cash Flow Information:
  Interest paid............................................  $  7,875    $  1,822    $    545
  Income taxes paid........................................  $     --    $     --    $ 25,502

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                           EXPRESSJET HOLDINGS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S DEFICIT
                                 (IN THOUSANDS)

                                            PREFERRED STOCK    COMMON STOCK     ADDITIONAL
                                            ---------------   ---------------    PAID-IN     ACCUMULATED
                                            SHARES   AMOUNT   SHARES   AMOUNT    CAPITAL       DEFICIT
                                            ------   ------   ------   ------   ----------   -----------
Balance at December 31, 1998..............                    54,000    $540     $14,460      $(225,637)
Net Loss..................................      --      --        --      --          --        (13,046)
                                            ------    ----    ------    ----     -------      ---------
Balance at December 31, 1999..............                    54,000     540      14,460       (238,683)
Net Loss..................................      --      --        --      --          --        (38,752)
                                            ------    ----    ------    ----     -------      ---------
Balance at December 31, 2000..............                    54,000     540      14,460       (277,435)
Net Income................................      --      --        --      --          --         48,074
                                            ------    ----    ------    ----     -------      ---------
Balance at December 31, 2001..............                    54,000    $540     $14,460      $(229,361)
                                            ======    ====    ======    ====     =======      =========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                           EXPRESSJET HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     ExpressJet Holdings, Inc. is a wholly owned subsidiary of Continental Airlines, Inc. ("Continental" or the "Parent"). ExpressJet Holdings, Inc.'s sole asset is ExpressJet Airlines, Inc. We are a regional airline operating in conjunction with Continental principally out of its three main hub airports in Houston, Newark and Cleveland. We currently provide substantially all of Continental's regional jet service out of Houston, Newark and Cleveland. We offer, on behalf of Continental, scheduled passenger service with 856 daily departures to 99 cities in 33 states, the District of Columbia, Mexico and Canada. We are economically dependent upon Continental for our operations and cash flows as all of our revenue is currently received from Continental. In addition, the capacity purchase agreement (see Note 2) covers all of our existing fleet and all of our regional jets currently subject to firm aircraft orders.

     The terms "ExpressJet", "we", "us", "our" and similar terms refer to ExpressJet Holdings, Inc. and ExpressJet Airlines, Inc.

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation -

     The financial statements for the years ended December 31, 1999, 2000, and 2001 have been prepared using Continental's historical basis in the assets and liabilities of the company and include the accounts of ExpressJet Holdings, Inc. and its subsidiary ExpressJet Airlines, Inc. The financial statements for 1999, 2000 and 2001 reflect our results of operations, financial condition and cash flows as a component of Continental and may not be indicative of our actual results of operations and financial position had we been a separate stand-alone entity during the periods presented.

     We utilized certain systems, facilities and services provided by Continental, including our information technology support, fuel purchasing, ground handling, catering, corporate accounting, insurance, purchasing, payroll, human resources, legal, tax and treasury management services. We believe the statements of operations for the years ended December 31, 1999 and 2000 reflect expense allocations for these services that are representative of the actual costs to provide the services. We were operated essentially as a cost-center of Continental Airlines in 1999 and 2000 providing passengers to its mainline jet operations. Our scheduling, pricing and revenue management were designed and operated to increase overall system revenue rather than to maximize the profitability on flight segments we operated. As a result, we had a history of operating losses prior to 2001.

     Effective January 1, 2001, we implemented a capacity purchase agreement with Continental. The financial statements for the year ended December 31, 2001 have been prepared reflecting the terms of the capacity purchase agreement. Under the capacity purchase agreement, we fly all of our aircraft on behalf of Continental, which handles scheduling, ticket prices and seat inventories for these flights. In exchange for our operation of the flights, Continental pays us for each scheduled block hour based on an agreed formula designed to provide us with an operating margin of approximately 10% before taking into account variations in controllable cancellation rates, and certain costs, including labor, maintenance (except for regional jet engine maintenance), and general administrative costs as further described in Note 2. Under the agreement, Continental retains all passenger, cargo and other revenues associated with each flight, and is responsible for all revenue-related expenses. We continue to utilize certain systems, facilities and services of Continental in a manner similar to periods prior to 2001, at rates established in the capacity purchase agreement and related agreements. See Notes 2 and 3.

(b) Use of Estimates -

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents -

     Cash equivalents are highly liquid investments with a maturity of three months or less when purchased. Continental has historically managed our cash and cash equivalents on a centralized basis.

(d) Spare Parts and Supplies -

     Inventories, expendable parts and supplies are valued at average acquisition cost and are expensed when incurred in operations. An allowance for obsolescence is provided over the estimated useful lives of the related aircraft and engines for spare parts expected to be on hand the date the aircraft are retired from service, plus allowances for spare parts currently identified as excess to reduce the carrying costs to the lower of amortized cost or net realizable value. These allowances are based on our estimates, which are subject to change.

(e) Property and Equipment -

     Property and equipment are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method. Property and equipment acquired under capital leases are recorded at the lower of the present value of the future minimum lease payments or the fair value of the asset at the inception of the lease. The estimated useful lives and residual values for our property and equipment are as follows:

                                                                    ESTIMATED        ESTIMATED
                                                                   USEFUL LIFE     RESIDUAL VALUE
                                                                  -------------    --------------
    Turboprop aircraft..........................................       18 years          10%
    Ground property and equipment...............................  3 to 26 years           0%
    Capital lease -- flight and ground..........................     Shorter of           0%
                                                                      estimated
                                                                    useful life
                                                                  or lease term

     As shown in the following table, our aircraft fleet consisted of 137 regional jets and 33 turboprop aircraft at December 31, 2001. All of our regional jet aircraft and the majority of our turboprop aircraft are leased from Continental. See Note 5. Our aircraft purchase orders as of December 31, 2001 are also shown below.

                                                                                                SEATS IN
                                                TOTAL                       FIRM                STANDARD
   TYPE                                        AIRCRAFT   OWNED   LEASED   ORDERS   OPTIONS   CONFIGURATION
   ----                                        --------   -----   ------   ------   -------   -------------
   REGIONAL JETS:
   ERJ-145XR.................................                               104       100          50
   ERJ-145...................................    107        --     107       33        --          50
   ERJ-135...................................     30        --      30       --        --          37
                                                 ---      ----     ---      ---       ---
                                                 137        --     137      137       100
                                                 ---      ----     ---      ---       ---
   TURBOPROP:
   ATR-42-320................................     25         4      21                             46
   EMB-120...................................      8        --       8                             30
                                                 ---      ----     ---
                                                  33         4      29
                                                 ---      ----     ---
        TOTAL................................    170         4     166
                                                 ===      ====     ===

     Excludes 10 EMB-120 turboprop aircraft (all leased), six ATR-42 turboprop aircraft (one owned and five leased) and one Beech-1900 turboprop aircraft removed from service as of December 31, 2001.

(f) Intangible Assets -

     Reorganization value in excess of amounts allocable to identifiable assets, arising from our emergence from bankruptcy reorganization in 1993, is amortized on a straight-line basis over 20 years.

     The carrying value is reviewed if the facts and circumstances suggest it may be impaired. If this review indicates that reorganization value in excess of amounts allocable to identifiable assets will not be recoverable, as determined based on the undiscounted cash flows over the remaining amortization periods, the carrying value is reduced by the estimated shortfall of cash flows.

     Airport operating rights, the rights to use certain takeoff and landing slots and gates, are amortized on a straight-line basis over the life of the related airport facility lease, which approximates 20 years.

(g) Frequent Flyer Program -

     We participate in Continental's frequent flyer program, "OnePass", in which passengers may use mileage accumulated in that program to obtain discounted or free trips that might include a flight segment on one of our flights. Continental is responsible for the administration of OnePass. We accrued the incremental costs for mileage awards expected to be redeemed by OnePass customers on our flights in 1999 and 2000 and received no compensation from Continental when mileage awards were redeemed on us and paid no compensation to Continental when mileage awards earned on us were redeemed on Continental. Effective January 1, 2001, under the capacity purchase agreement, Continental is responsible for all costs related to the program and no separate accounting is required.

(h) Operating Revenue and Commissions -

     We had a revenue sharing agreement with Continental through December 31, 2000 that provided us with a proration percentage of the ticket revenue and related commissions for those passengers traveling for one portion of their trip on our aircraft and the other portion of their trip on Continental's aircraft. Passenger revenue and commissions were recognized when transportation was provided. We did not record an air traffic liability or the related asset as all passenger ticket sales were made on Continental ticket stock. Consequently, Continental bore the liability to provide the service or refund the ticket. Cargo revenue and related commissions were also included in the revenue sharing arrangement; our proration percentage of cargo revenue and commissions was recognized when the service was provided.

     We entered into a capacity purchase agreement with Continental effective January 1, 2001. Compensation earned from Continental for providing capacity under the terms of the agreement is recognized in the period the service is provided. See Note 2.

(i) Income Taxes -

     We are currently included in the consolidated federal income tax return of Continental. Our income tax expense is calculated on a separate-company basis. Tax payments to Continental are made on the basis of separate taxable income, however, utilization of our tax net operating loss and credits is based on utilization within the consolidated Continental group rather than on a stand-alone basis.

     Subject to the provisions of the tax sharing agreement with Continental, we compute our provision for deferred income taxes using the liability method as if we were a separate taxpayer. Under the liability method, deferred income tax assets and liabilities are determined based on differences between financial reporting and income tax basis of assets and liabilities and are measured using the enacted tax rates and laws. A valuation allowance is provided on deferred tax assets if, based on available evidence, it is more likely than not that future tax benefits will not be realized.

     Provision to return adjustments are charged to the intercompany account with Continental when identified and interest charged prospectively.

(j) Maintenance and Repair Costs -

     Maintenance and repair costs for owned and leased flight equipment, including the overhaul of aircraft components, are charged to operating expense as incurred, except engine overhauls covered by power-by-the hour agreements, which are accrued on the basis of hours flown.

(k) Advertising Costs -

     We expense the costs of advertising as incurred. Advertising expense was $2.2 million and $2.8 million for the periods ended December 31, 1999 and 2000, respectively. In accordance with the terms of the capacity purchase agreement, we incurred no advertising expense in 2001.

(l) Stock Plans and Awards -

     We account for stock awards and options in Continental stock in accordance with Accounting Principles Board Opinion No. 25 -- "Accounting for Stock Issued to Employees" ("APB 25"). Under APB 25, if the exercise price of the employee stock options equals the market price of the underlying stock on the date of grant, generally no compensation expense is recognized. Furthermore, under APB 25, since Continental's stock options were granted with exercise prices at fair value, no compensation expense is recognized.

(m) Measurement of Impairment -

     In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"), we record impairment losses on long-lived assets when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The net carrying value of assets not recoverable is reduced to fair value.

(n) Fuel Price Risk Management -

     We are not a party to derivative financial instruments, but are covered under some of Continental's risk management programs. Although Continental had no fuel hedges in place to protect against fuel price increases at December 31, 2001, it has from time to time entered into petroleum call options, petroleum swap contracts, and jet fuel purchase commitments to provide some short-term protection against a sharp increase in jet fuel prices. These instruments generally cover up to 100% of Continental's and our forecasted jet fuel needs for three to six months. Continental accounts for the call options and swap contracts as cash flow hedges in accordance with Statement of Financial Accounting Standards No. 133 -- "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133").

     For the years ended December 31, 1999 and 2000 Continental allocated fuel costs to us net of gains/ losses recorded on its fuel hedges, based upon our pro rata share of fuel gallons used. In accordance with the terms of the capacity purchase agreement, Continental did not allocate any gain/losses on its fuel hedges to us in 2001.

(o) Net Income (Loss) Per Share -

     All of our outstanding common stock is owned by Continental. Basic and diluted net income (loss) per share amounts are computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding adjusted for the recapitalization discussed in Note 12. It does not include any shares of common stock issuable upon exercise of options to be issued and outstanding under the Company's 2002 Stock Incentive Plan upon completion of the offering. There are no other potentially dilutive securities.

(p) Comprehensive Income -

     We do not have any adjustments to net income to arrive at comprehensive income.

(q) Amounts due to/ from Continental Airlines, Inc. -

     Amounts due to Continental on the balance sheet represent the net amount due on demand to Continental as the result of intercompany transactions between us and Continental that had not been settled as of December 31, 2000. Effective March 31, 2001, these amounts were converted into long-term debt. See Note 4.

     Amounts due from Continental as of December 31, 2001, represent the net amount due from Continental as the result of intercompany transactions between us and Continental for the period April 1, 2001 through December 31, 2001, that had not been settled as of December 31, 2001.

(r) Recently Issued Accounting Standards -

     In July 2001, the Financial Accounting Standards Board issued Financial Accounting Standard No. 142 -- "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142, which becomes effective in 2002, includes requirements to test goodwill and indefinite lived intangible assets annually for impairment rather than amortize them. We will adopt SFAS 142 beginning in the first quarter of 2002, at which time we will cease amortizing our Reorganization Value in Excess of Amounts Allocable to Identifiable Assets, resulting in a $1.1 million reduction in annual amortization. We do not expect any other material effect from the adoption of SFAS 142.

     In August 2001, the Financial Accounting Standards Board issued Financial Accounting Standard No. 144 -- "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supersedes SFAS 121 and the portion of Accounting Principle Board Opinion No. 30 that deals with disposal of a business segment. We do not expect SFAS 144 to have a material effect on our results of operations.

NOTE 2 -- CAPACITY PURCHASE AGREEMENT WITH CONTINENTAL

  GENERAL

     Effective January 1, 2001, we implemented a capacity purchase agreement with Continental. Under our capacity purchase agreement, we currently fly all of our aircraft on behalf of Continental, which handles scheduling, ticket prices and seat inventories for these flights. In exchange for our operation of the flights and our performing other obligations under the agreement, Continental pays us for each scheduled block hour based on an agreed formula. Under the agreement, Continental retains all passenger, cargo and other revenue associated with each flight, and is responsible for all revenue-related expenses, including commissions, reservations, catering and passenger ticket processing expenses consisting primarily of revenue accounting costs.

  COMPENSATION AND OPERATIONAL RESPONSIBILITIES

     Under the agreement, Continental pays us a base fee for each scheduled block hour based on a formula that will remain in place through December 31, 2004. The formula is designed to provide us with an operating margin of approximately 10% before taking into account variations in some costs and expenses that are generally controllable by us.

     Our initial block hour rates are based on estimates of future costs we developed jointly with Continental. These estimates may differ from our actual costs. If they do, our revenue will be adjusted for some of our costs under the capacity purchase agreement. The adjusted block hour rates provide us with revenue from

Continental that is based on the sum of the following three components, generally differentiated by the nature of the operating costs we incur:

     (i) Actual costs incurred plus a 10% margin on fuel, aircraft rent, terminal facility rent, on-time bonuses, profit sharing and 401(k), taxes other than income taxes, passenger liability insurance, hull insurance, landing fees, administrative and ground handling services provided by Continental, and regional jet engine and landing gear maintenance expenses under long-term third party contacts.

     (ii) Forecasted costs plus a 10% margin on those costs implicit in the block hour rates (irrespective of actual costs incurred) on maintenance, materials, and repairs not included in (i) above, passenger facilities, other rentals, depreciation and amortization, and other operating expenses. However, if our actual expenses in this category are sufficiently different from the forecasts implicit in the block hour rates so that our total operating margin -- excluding the effects of the costs in category (iii) below as well as unanticipated changes in our depreciation expense, any performance incentive payments, controllable cancellations, litigation costs and other costs that are not included in our block hour rates and are not reasonable and customary in the industry -- is either below 8.5% or above 11.5% calculated on a quarterly basis, then the overall revenue will be adjusted to result in an 8.5% or 11.5% total operating margin as applicable.

     (iii) Forecasted costs incurred plus a 10% margin on those costs implicit in the block hour rates (irrespective of actual costs incurred) on wages and salaries, and benefits not included in categories (i) and
           (ii).

     Our actual cost for fuel in 2001 was 76.01 cents per gallon. Our fuel expense for 2002 will be the lower of the actual cost of fuel and 61.1 cents per gallon, and thereafter will be the lower of the actual cost of fuel and 66.0 cents per gallon.


     Our base fee includes compensation for scheduled block hours associated with some cancelled flights, based on historical cancellation rates constituting rolling five-year monthly averages. To the extent that our rate of controllable cancellations, such as those due to maintenance or crew shortages, is less than our historical controllable cancellation rate, we will be entitled to additional payments. On the other hand, we will generally not be entitled to any payment for controllable cancellations above historical rates of cancellations. We are also entitled to receive a small per-passenger fee and incentive payments for on-time and baggage handling performance.


     If a change of control (as defined in the agreement) of ExpressJet occurs without the consent of Continental, the block hour rates that we will receive under the agreement will be substantially reduced.

     In addition, some marketing-related costs normally associated with operating an airline are borne directly by Continental, which is responsible for marketing under the capacity purchase agreement. These costs include those associated with reservations and sales, commissions, advertising, revenue accounting, fare and tariff filings, and food and beverage. While Continental will continue to provide operational support services under the terms of the capacity purchase agreement, its provisions of corporate services will continue, subject to some exceptions, only for a limited period of time following an initial public offering of our stock. After the expiration or termination of these various arrangements, we may not be able to replace the services with a comparable quality of service or on terms and conditions as favorable as those we receive from Continental.

     We have agreed to meet with Continental each year beginning in 2003 to review and set the block hour rates to be paid in the following year, in each case based on the formula used to set the original block hour rates (including a 10% targeted operating margin). If we and Continental cannot come to an agreement on the annual adjustments, we have agreed to submit our disagreement to arbitration.

  CAPACITY AND FLEET MATTERS

     The agreement covers all of our existing fleet, as well as the 137 Embraer regional jets subject to firm orders at December 31, 2001. Under the capacity purchase agreement, beginning July 1, 2003, Continental has the right to reduce the number of our aircraft covered by the contract with 12 months' notice, resulting in the earliest effective date for capacity reduction of July 1, 2004. Under the agreement, Continental is entitled to decline capacity with respect to (a) any regional jets subject to firm orders that have not been delivered before the effective date of the reduction in capacity and (b) up to 25% of our delivered regional jets over any rolling three-year period. If Continental removes aircraft from the terms of the agreement, we will have the option to (i) fly the released aircraft for another airline (subject to our ability to obtain facilities, such as gates and slots, and subject to our exclusive arrangement with Continental that prohibits us during the term of the agreement from flying under our or another carrier's code in or out of Continental's hub airports),
(ii) fly the aircraft under our own flight designator code subject to our ability to obtain facilities, such as gates and slots, and subject to our exclusive arrangement with Continental at its hubs or (iii) decline to fly the aircraft and cancel the related subleases with Continental. If we elect not to terminate these subleases, the interest rate implicit in calculating the scheduled lease payments will automatically increase by 200 basis points to compensate Continental for its continued participation in our lease financing arrangements, which would directly increase our expenses and adversely affect our earnings.

     In addition, Continental has the right to reduce the number of turboprop aircraft covered by the agreement at any time. We are not entitled to retain any of our turboprop aircraft removed from the terms of the agreement. The sublease between us and Continental for these aircraft will be canceled and Continental will take possession of the aircraft. In such event, Continental will be responsible for our reasonable out-of-pocket expenses associated with the removal of those aircraft and related parts and equipment from our fleet.

     As a result of the decline in our passenger traffic following the terrorist attacks on September 11, 2001, together with the lower passenger traffic and yields experienced by Continental and the airline industry in general, Continental, withdrew 17 of our turboprop aircraft from the capacity purchase agreement effective October 1, 2001. As a result, we terminated our subleases of 16 of these aircraft and returned them to Continental. Continental is obligated to purchase from us at book value the one turboprop aircraft, which we own. As provided in the capacity purchase agreement, Continental was responsible for our reasonable out-of-pocket expenses associated with the withdrawal of these aircraft (including some of the cost of reassigning pilots to other aircraft types).

     Under the terms of the capacity purchase agreement, Continental is also required to reimburse us for any impairment charges incurred related to turboprop aircraft and related spare parts inventories, and airport operating rights. The Company recorded impairment charges in 2001 related to turboprop aircraft and related inventory of $29 million and $4 million, respectively. Such impairment charges are not reflected in the consolidated statements of operations in 2001 as a result of the reimbursement. The remaining net book value of turboprop aircraft, spare parts inventory (including rotables), and airport operating rights was $21 million, $18 million, and $5 million, respectively, at December 31, 2001.

     We currently lease or sublease all of our existing regional jets from Continental. We also lease or sublease from Continental a majority of our turboprops, which we expect to withdraw them from the capacity purchase agreement by the first quarter of 2003. Under the capacity purchase agreement and the agreements with Embraer, Continental will acquire or lease from Embraer or its designee all of our current firm order aircraft and sublease these aircraft to us. Neither we nor Continental have any obligation to take any such firm order Embraer aircraft that are not financed by a third party under lease terms and economics already agreed to. However, Continental is not required to provide any financing for Embraer option aircraft or any other aircraft that we may acquire.

  MEET AND CONFER PROVISIONS

     The agreement gives each party the right to "meet and confer" with the other regarding any material change in the underlying assumptions regarding the cost of providing services under the agreement and whether the compensation provisions of the agreement should be changed as a result, but does not require any party to agree to any change in the compensation provisions. Under these terms, Continental requested that both parties meet and confer regarding the effects of the September 11, 2001 terrorist attacks. As a result of the decrease in Continental's revenue from the reduced number of passengers and decreased yields, the decrease in Continental's revenue per available seat mile caused by the reduction in our flight schedule, we agreed with Continental in the meet and confer process to reduce Continental's payments to us for the September through December 2001 period by $33 million in the aggregate. In return, Continental, extended our note payable to Continental by 18 months, extended by one year our right under the capacity purchase agreement to be Continental's exclusive regional jet operator in its hubs and extended by six months the period during which Continental cannot withdraw aircraft under the capacity purchase agreement.

  TERM OF AGREEMENT

     The agreement expires on December 31, 2010; however, Continental may terminate the agreement at any time after January 1, 2006 upon 12 months' notice, or at any time without notice for cause consisting of our bankruptcy, suspension or revocation of our authority to operate as a scheduled airline, ceasing of our operations as a scheduled airline, other than as a result of a union-authorized labor strike or any temporary cessation not to exceed 14 days, a union-authorized labor strike that continues for 90 days or an intentional or willful material breach by us that substantially deprives Continental of the benefits of the agreement, which is not cured within 90 days of notice of the breach. Continental may also terminate the agreement at any time upon a material breach by us that does not constitute cause and continues for 90 days after notice of such breach, or without notice or opportunity to cure if Continental makes a reasonable and good faith determination, using recognized standards of safety, that there is a material safety concern with our flight operations. Continental has the option to extend the term of the agreement with 24 months' notice for up to four additional five-year terms through December 31, 2030.

NOTE 3 -- RELATED PARTY TRANSACTIONS

     The following is a summary of our significant related party transactions during the three years ended December 31, 2001, other than those discussed elsewhere in the Notes to Financial Statements.

     Continental controls scheduling, ticket prices and seat inventories with respect to our operations. In connection with this activity, Continental performs all sales and ticketing functions for us on Continental ticket stock and received cash directly for the sale of our tickets.

     Continental purchases or provides payment of certain items on our behalf, including fuel, certain payroll expenditures (including related benefits) and catering (1999 and 2000 only), and charged us the actual amounts incurred in 1999 and 2000, and amounts as stipulated in the capacity purchase agreement in 2001. Transfers or sales of assets between us and Continental are recorded at net book value.

     Continental provides various services to us and charges us amounts that were either directly attributable to our operations or allocations that management believed were representative of the costs to provide the services in 1999 and 2000. Charges for these services were at rates in accordance with the capacity purchase agreement in 2001. The services provided to us by Continental are as follows:

     - Certain customer services such as ground handling. Charges related to these services were approximately $26.9 million, $34.9 million and $49.2 million for the years ended December 31, 1999, 2000 and 2001, respectively.

     - Centralized services and infrastructure costs, including reservations, technology, accounting, legal, treasury, human resources and risk management. Charges related to these services were approximately $57.7 million, $70.0 million and $30.2 million for the years ended December 31, 1999, 2000 and 2001 respectively.

     The centralized services are provided under an administrative support and information services agreement. Under the agreement, we and Continental have agreed promptly after June 30, 2003 to negotiate in good faith and enter into a transition services agreement with terms reasonably acceptable to each party. The transition services agreement will provide for the termination of all of the services provided to us under the administrative services agreement over a period of time to be mutually agreed upon. The administrative support and information services agreement will terminate in any event upon the earlier of the effectiveness of the transition services agreement and December 31, 2003.

     The net advances from Continental related to intercompany activity described above included accrued interest at 6% per annum through March 31, 2001, when they were converted to a long-term note. For the period April 1, 2001 through June 30, 2001, the net advances to/from Continental accrued interest at a rate of approximately 5% and at a rate fixed for each quarter at the three-month London interbank offered rate on the second business day prior to such quarter plus 1.25% per annum for the period July 1, 2001 through December 31, 2001. Weighted average LIBOR for the six months ended December 31, 2001 was 3.2% per annum. The statements of operations include total interest charges from Continental of $18.6 million, $26.1 million and $21.1 million for the years ended December 31, 1999, 2000 and 2001, respectively, and total interest income of $2.4 million for the year ended December 31, 2001.

NOTE 4 -- NOTE PAYABLE TO CONTINENTAL AIRLINES, INC.

     As of December 31, 2000, we had approximately $481.3 million of amounts due to Continental Airlines, net, which accrued interest at approximately 6% per annum in 2000 and approximately 5% per annum in 2001. Effective March 31, 2001, the amounts due to Continental Airlines, net, of $552.3 million were converted into a note, which bears interest at a fixed rate of approximately 5% through June 30, 2001 and a rate fixed for each quarter at the three-month London interbank offered rate on the second business day prior to such quarter plus 1.25% per annum effective July 1, 2001. Weighted average LIBOR used for the six months ending December 31, 2001 was 3.2% per annum. Our amounts due to Continental Airlines, net, and such amounts that were converted to a long-term note in 2001, reflect cash provided to us to fund our capital expenditures and working capital needs. Installments of $12.5 million in principal plus accrued interest on the note were due quarterly beginning March 31, 2003, with the entire unpaid balance due on September 30, 2005. ExpressJet is also required to make quarterly principal payments if, at the end of a fiscal quarter, its cash exceeds specified levels. Within 45 days of the end of a fiscal quarter, ExpressJet is obligated to pay to Continental its cash in excess of $75 million at the end of the quarter, except where the payment would reduce its cash balance as of the date of payment below $75 million. In that event, the payment will be reduced by the amount necessary to keep its cash balance at a minimum of $75 million as of the payment date. In addition, if ExpressJet engages in an underwritten public offering of five percent or more of its then-outstanding capital stock, it is required to make a principal payment on the note equal to the excess, if any, of the sum of the net proceeds that it receives in the offering and any cash that it has at the closing of the offering over $75 million. If we default on our payment obligations under our note, in addition to any other remedies that may be available, Continental may elect to reduce any payments required to be made by it to us under the capacity purchase agreement by the amount of the defaulted payment.

     The fair value of our $552.3 million note payable to Continental at December 31, 2001, estimated based on the discounted amount of future cash flows using an estimated market rate of borrowing for a similar liability, approximated $431.1 million.

     The terms of the note payable to Continental were modified in 2002 to cap the interest rate at 3.50% in 2002, 5.345% in 2003, and 6.72% in 2004, increase the quarterly installments of principal and interest to $27.9 million commencing on March 31, 2003, extend the maturity date for payment of the remaining unpaid balance due to March 31, 2007, and eliminate the requirement described above to pay Continental if we have cash in excess of $75 million or if we engage in an underwritten public offering. If we or any of our subsidiaries issue or sell any capital stock of our company or any of our subsidiaries, other than issuances or sales in connection with our employee benefit plans, between the first anniversary and the second anniversary of consummation of this offering, we are required to use 75% of the net proceeds from that sale to make a principal payment on the note, unless Continental and its controlled affiliates own less than 20% of our outstanding shares of common stock.

NOTE 5 -- LEASES

     We leased or subleased 166 (amount excludes 16 temporarily grounded aircraft discussed in Note 2) of our aircraft under long-term operating leases from Continental. Our sublease agreements with Continental have substantially the same terms as the lease agreements between Continental and the third-party lessors, and expire between 2002 and 2017. We lease or sublease, under various operating leases, ground equipment and substantially all of our ground facilities, including facilities at public airports, from Continental or the municipalities or agencies owning and controlling such airports.

     At December 31, 2001, the scheduled future minimum lease payments under capital leases due to third-party lessors and the scheduled future minimum lease payments under operating leases due to Continental that have initial or remaining noncancellable lease terms in excess of one year, are as follows (in millions):

                                                              CAPITAL    OPERATING
                                                              LEASES      LEASES
                                                              -------    ---------
Year ending December 31,
  2002......................................................   $2.4      $  229.4
  2003......................................................    2.4         214.2
  2004......................................................    1.8         216.2
  2005......................................................    1.0         217.3
  2006......................................................    0.9         217.2
  Later years...............................................    1.1       1,451.3
                                                               ----      --------
Total minimum lease payments................................    9.6      $2,545.6
                                                                         ========
Less: amount representing interest..........................    1.0
                                                               ----
Present value of capital leases.............................    8.6
Less: current maturities of capital leases..................    2.0
                                                               ----
Long-term capital leases....................................   $6.6
                                                               ====

     Our total rental expense for all non-aircraft operating leases was approximately $28.8 million, $37.3 million and $49.4 million for the years ended December 31, 1999, 2000 and 2001, respectively, which included $5.2 million, $8.4 million and $8.4 million, respectively, related to leases with Continental.

     Total rental expense was approximately $135.1 million, $184.2 million and $218.2 million for the years ended December 31, 1999, 2000 and 2001, respectively, which included $94.9 million, $132.9 million and $166.3 million, respectively, related to leases with Continental.

     If we default on our payment obligations under our aircraft subleases with Continental, Continental is entitled to reduce any payments required to be made by it to us under the capacity purchase agreement by the amount of the defaulted payment.

NOTE 6 -- STOCK PLANS AND AWARDS

  STOCK OPTIONS

     Continental has stock option plans under which our employees may be granted options to purchase Continental common stock. Options granted under the plans are awarded with an exercise price equal to the fair market value of the stock on the date of grant. Stock options granted under the plans generally vest over a three to four-year period and expire five years after the grant date.

     The table below summarizes options held by our employees under the Continental plans (share data in thousands). Substantially all outstanding options were voluntarily surrendered by our employees to Continental for no remuneration in October 2001.

                                              1999                       2000                       2001
                                    ------------------------   ------------------------   ------------------------
                                                WEIGHTED-                  WEIGHTED-                  WEIGHTED-
                                                 AVERAGE                    AVERAGE                    AVERAGE
                                    OPTIONS   EXERCISE PRICE   OPTIONS   EXERCISE PRICE   OPTIONS   EXERCISE PRICE
                                    -------   --------------   -------   --------------   -------   --------------
Outstanding at Beginning of
  Year............................    813         $30.75         560         $32.83         545         $35.70
Granted...........................     89         $32.70          88         $41.95         119         $49.31
Exercised.........................   (192)        $16.57        (102)        $25.40        (216)        $30.88
Cancelled.........................   (150)        $42.27          (1)        $31.16        (414)        $41.88
                                     ----                       ----                       ----
Outstanding at End of Year........    560         $32.83         545         $35.69          34         $37.77
                                     ----                       ----                       ----
Options exercisable at end of
  year............................    284         $29.63         267         $33.40          16         $34.06

     The following tables summarize the range of exercise prices and the weighted average remaining contractual life of the Continental options outstanding held by our employees and the range of exercise prices for the Continental options exercisable at December 31, 2001 (share data in thousands):

                                                             OPTIONS OUTSTANDING
                                                        ------------------------------
                                                                          WEIGHTED
                                                                          AVERAGE           WEIGHTED
RANGE OF                                                                 REMAINING          AVERAGE
EXERCISE PRICES                                         OUTSTANDING   CONTRACTUAL LIFE   EXERCISE PRICE
---------------                                         -----------   ----------------   --------------
$10.69-$29.19.........................................       6              1.91             $23.39
$29.25-$32.13.........................................       6              1.91             $32.13
$32.25-$35.00.........................................       2              2.94             $32.52
$35.13-$43.31.........................................      10              2.21             $39.88
$43.50-$56.81.........................................      10              3.44             $49.54
                                                            --
$10.69-$56.81.........................................      34              2.48             $37.77
                                                            ==

                                                                  OPTIONS EXERCISABLE
                                                              ----------------------------
                                                                               WEIGHTED
RANGE OF                                                                       AVERAGE
EXERCISE PRICES                                               EXERCISABLE   EXERCISE PRICE
---------------                                               -----------   --------------
$10.69-$29.19...............................................       5            $21.91
$29.25-$32.13...............................................       2            $32.13
$32.25-$35.00...............................................       1            $32.53
$35.13-$43.31...............................................       6            $39.34
$43.50-$56.81...............................................       2            $49.52
                                                                  --
$10.69-$56.81...............................................      16            $34.06
                                                                  ==

EMPLOYEE STOCK PURCHASE PLAN

     All our employees are eligible to participate in Continental's stock purchase program under which they may purchase shares of Continental common stock at a price equal to 85% of the lower of the fair market value on the first day of the quarterly option period or the last day of the option period. During 1999 and 2000, 21,191 and 24,998 shares, respectively, of Continental common stock were issued to our employees at prices ranging from $27.84 to $49.41 in 1999 and $27.73 to $38.30 in 2000. During 2001, 47,357 shares of Continental common stock were issued to our employees at prices ranging from $13.40 to $38.30.

PRO FORMA SFAS 123 RESULTS

     Pro forma information regarding net income and earnings per share has been determined as if we had accounted for our employee stock options and purchase rights under the fair value method of Statement of Financial Accounting Standards No. 123 -- "Accounting for Stock-Based Compensation" ("SFAS 123"). The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1999, 2000 and 2001, respectively: risk-free interest rates of 4.9%, 6.5% and 4.8%, dividend yields of 0%; volatility factors of the expected market price of Continental's common stock of 43% for 1999, 47% for 2000 and 46% for 2001, and a weighted-average expected life of the option of 3.1 years, 3.6 years and 4.9 years. The weighted average grant date fair value of the stock options granted in 1999, 2000 and 2001 was $11.34, $17.46 and $22.54 per option, respectively.

     The fair value of the purchase rights under the stock purchase plans was also estimated using the Black-Scholes model with the following weighted-average assumptions for 1999, 2000 and 2001, respectively: risk free interest rates of 4.7%, 5.9% and 3.3%; dividend yields of 0%, expected volatility of 43% for 1999, 47% for 2000 and 46% for 2001; and an expected life of .25 years for each of 1999, 2000 and 2001. The weighted-average fair value of the purchase rights granted in 1999, 2000 and 2001 was $7.72, $10.18 and $5.12, respectively.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because Continental's employee stock options and purchase rights have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in our opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options and purchase rights.

     Assuming that we had accounted for our employee stock options and purchase rights held by our employees using the fair value method and amortized the resulting amount to expense over the options' vesting periods, the net loss would have been increased by $2.2 million and $1.9 million for the years ended December 31, 1999 and 2000, respectively and net income would have been increased by $1.4 million for the year ended December 31, 2001. Basic and diluted net loss per share would have been increased by 0.04 cents for both of the years ended December 31, 1999 and 2000, respectively and basic and diluted net income per share would have increased by 0.03 cents for the year ended December 31, 2001. The pro forma effect on net income or loss per share is not representative of the pro forma effects in future years.

NOTE 7 -- EMPLOYEE BENEFIT PLANS

     We participate in Continental's defined contribution 401(k) savings plan. Substantially all our domestic employees are covered by this plan. During 1999 and 2000, we matched contributions 100% up to $300 per year per person. In addition, effective July 1, 2000, a 100% retirement match up to five percent of pay per person was instituted. For the years ended December 31, 1999, 2000 and 2001, our total expense for the defined contribution plan was $1.2 million, $3.0 million and $7.6 million, respectively.

     We also participate in Continental's profit sharing program under which an award pool consisting of 15% of Continental's pre-tax earnings, subject to certain adjustments, is distributed each year to substantially all non-management employees (other than employees whose collective bargaining agreement provides otherwise or who otherwise receive profit sharing payments as required by local law) on a pro rata basis according to base salary. The profit sharing expense included in the accompanying Statements of Operations for the years ended December 31, 1999 and 2000 was $1.2 million and $1.5 million, respectively.

NOTE 8 -- INCOME TAXES

     Income tax expense for the years ended December 31, 1999, 2000 and 2001 consists of the following (in millions):

                                                              1999     2000    2001
                                                              -----   ------   -----
Federal:
  Current...................................................  $  --   $   --   $25.5
  Deferred..................................................   (5.0)   (18.9)    4.0
State:
  Deferred..................................................   (0.3)    (1.3)    2.1
                                                              -----   ------   -----
Total Income Tax Expense (Benefit)..........................  $(5.3)  $(20.2)  $31.6
                                                              =====   ======   =====

     The reconciliation of the income tax expense (benefit) computed at the United States federal statutory tax rates to the income tax expense (benefit), for the years ended December 31, 1999, 2000 and 2001 is as follows (dollars in millions):

                                                            YEAR ENDED DECEMBER 31,
                                             ------------------------------------------------------
                                                   1999               2000               2001
                                             ----------------   ----------------   ----------------
                                             AMOUNT   PERCENT   AMOUNT   PERCENT   AMOUNT   PERCENT
                                             ------   -------   ------   -------   ------   -------
Income tax expense (benefit) at United
  States statutory rates..................   $(6.4)     35.0%   $(20.6)    35.0%   $27.8      35.0%
Amortization of reorganization value in
  excess of amounts allocable to
  identifiable assets.....................     0.4      (2.0)      0.4     (0.7)     0.4       0.5
State income tax expense (benefit)........    (0.4)      2.0      (1.3)     2.3      2.1       2.6
Meals and entertainment disallowance......     1.0      (5.6)      1.3     (2.3)     1.3       1.6
Other.....................................     0.1      (0.2)       --       --       --        --
                                             -----     -----    ------    -----    ------    -----
Income tax expense (benefit), net.........   $(5.3)     29.2%   $(20.2)    34.3%   $31.6      39.7%
                                             =====     =====    ======    =====    ======    =====

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the related amounts used for income tax purposes. Significant components of our deferred tax liabilities and assets as of December 31, 2000 and 2001 are as follows (in millions):

                                                              2000     2001
                                                              -----    -----
Deferred tax liabilities:
  Fixed assets..............................................  $ 1.9    $ 5.9
  Other.....................................................    0.3      0.3
                                                              -----    -----
     Gross deferred tax liabilities.........................    2.2      6.2
                                                              -----    -----
Deferred tax assets:
  Federal loss carryforwards................................   48.5     47.5
  State loss carryforwards, net.............................   14.0     11.9
  Other.....................................................    5.3      6.3
                                                              -----    -----
     Gross deferred tax assets..............................   67.8     65.7
                                                              -----    -----
Deferred tax asset valuation allowance......................     --       --
                                                              -----    -----
Net deferred tax assets.....................................  $65.6    $59.5
                                                              =====    =====

     At December 31, 2001, we had federal net operating loss carryforwards of approximately $136 million and state net operating loss carryforwards of approximately $475 million, which expire between 2005 and

2021. The recorded tax loss carryforward approximates the amount we would have available if we separated from the Continental consolidated group. The tax loss carryforward is lower than cumulative losses for financial reporting purposes because the tax sharing agreement provides for current tax benefits when another member of the Continental consolidated group utilizes our losses. No valuation allowance has been established for the deferred tax assets related to the net operating loss carryforwards because we believe it is likely that these assets will be realized with sufficient taxable income as part of the Continental consolidated group.

NOTE 9 -- FLEET DISPOSITION/IMPAIRMENT CHARGES

     We recorded a fleet disposition/impairment charge of $10.6 million in 1999 as a result of our decision to accelerate the retirement of 25 owned Beech 1900D aircraft and to dispose of the related excess inventory by the year 2001. In connection with our decision to accelerate the replacement of these aircraft, we performed evaluations to determine, in accordance with SFAS 121, whether future cash flows (undiscounted and without interest charges) expected to result from the use and eventual disposition of these aircraft would be less than the aggregate carrying amount of these aircraft and related assets. As a result of the evaluation, we determined that the estimated future cash flows expected to be generated by these aircraft would be less than their carrying amount, and therefore these aircraft were impaired as defined by SFAS 121. Consequently, the original cost basis of these aircraft and related items was reduced to reflect the fair market value at the date the decision was made. In determining the fair market value of these assets, we considered recent transactions involving sales of similar aircraft and market trends in aircraft dispositions. Subsequently, we entered into a sale-leaseback transaction for these Beech 1900D aircraft effective through October 2001.

     We recorded a fleet disposition/impairment charge of $6.2 million in 2000 as a result of our decision to accelerate the retirement of our ATR 42-500 and ATR 72 aircraft. The charge related to the impairment of owned ATR 72 aircraft and commitments on leased ATR 42-500 aircraft past the dates they would be removed from service.

     These charges are reflected in other operating expenses in the accompanying consolidated statements of operations.

NOTE 10 -- STABILIZATION ACT GRANT

     On September 21, 2001, Congress passed, and the President subsequently signed into law, the Air Transportation Safety and System Stabilization Act (the "Stabilization Act"), which provides, among other matters, for $5 billion in payments to compensate U.S. air carriers for losses incurred by the air carriers as a result of the September 11, 2001 terrorist attacks.

     We recognized a $24.9 million grant under the Stabilization Act for the year ended December 31, 2001, approximately $21.0 million of which was received in cash. We expect to receive the remaining cash in the second quarter of 2002. The grant is for the direct losses incurred beginning on September 11, 2001, resulting from the Federal Aviation Administration grounding of all aircraft, and for incremental losses incurred through December 31, 2001 as a direct result of the attacks. The grant is included in Stabilization Act grant in the accompanying consolidated statements of operations.

NOTE 11 -- COMMITMENTS AND CONTINGENCIES

     As of December 31, 2001, we had firm commitments for 137 Embraer regional jets with delivery dates through 2005, and options for an additional 100 Embraer regional jets exercisable through 2007. We anticipate taking delivery of 51 regional jets in 2002. The estimated cost of our firm commitments for Embraer regional jets is approximately $2.6 billion. Neither ExpressJet nor Continental has any obligation to take any such firm Embraer aircraft that are not financed by a third party and leased to us or Continental.

     We expect our cash outlays for 2002 capital expenditures, exclusive of fleet plan requirements, to aggregate approximately $55 million, primarily relating to software application and automation infrastructure projects, passenger terminal facility improvements and maintenance and ground equipment.

     So long as Continental is our largest customer, if we enter into an agreement with another major airline to provide regional airline services on a capacity purchase or other similar economic basis for 10 or more aircraft on terms and conditions that are in the aggregate less favorable to our company than the terms and conditions of the capacity purchase agreement, Continental will be entitled to amend our capacity purchase agreement to conform the terms and condition of the capacity purchase agreement to the terms and conditions of the agreement with the other major airline.

     Approximately 70% of our employees are covered by collective bargaining agreements, which include pilots, flight attendants, mechanics and dispatchers. The contracts become amendable on October 2002, December 2004, January 2004 and July 2004, respectively.

     Our other employees are not covered by collective bargaining agreements.

     Under the capacity purchase agreement, at any airport to which we fly scheduled flights on behalf of Continental, subject to some exceptions, Continental can require us at any time, including upon cessation of the scheduled flights to the airport, to use commercially reasonable efforts to assign any lease for the facilities that is in our name to Continental or its designee (or to sublease the facilities to it or its designee), with no compensation to us.

     Continental is responsible for all capital and start-up costs at its hub airports and at any other facilities where it elects to provide baggage handling services to us. We are generally responsible for any capital and start-up costs associated with any airport terminal facilities at other airports to which we fly and any non-terminal facilities not also regularly used by Continental. In addition, if the capacity purchase agreement is terminated after our material breach of that agreement, we may be required by Continental to vacate our non-terminal space (including our maintenance and training facilities) that is subleased to us by Continental and used to support the scheduled flights we fly on behalf of Continental, and we may be required by Continental to use commercially reasonable efforts to assign to Continental or its designee any lease in our name for non-terminal space (including our maintenance facilities) used to support the scheduled flights we fly on behalf of Continental (or to sublease the space to it or its designee).

  LEGAL PROCEEDINGS

     We are a defendant in various lawsuits arising in the ordinary course of our business. While the outcome of these lawsuits and proceedings cannot be predicted with certainty and could have a material adverse effect on our financial position, results of operations or cash flows, it is the opinion of management that the ultimate disposition of such suits will not have a material adverse effect on our financial position, results of operations or cash flows.

NOTE 12 -- SUBSEQUENT EVENTS -- PROPOSED PUBLIC OFFERING OF COMMON STOCK AND RECAPITALIZATION

     In July 2001, Continental's board of directors authorized Continental's management to cooperate with management of ExpressJet Holdings, Inc. to file a Registration Statement with the Securities and Exchange Commission for an initial public offering of ExpressJet Holding, Inc.'s common stock. In March 2002, in preparation for the initial public offering, ExpressJet Holdings, Inc.'s board of directors approved a recapitalization of ExpressJet Holdings, Inc., authorizing the issuance of up to 200 million shares of common stock, par value $.01 per share, and up to 10 million shares of preferred stock, par value $.01 per share, resulting in 54 million shares of common stock outstanding. Each share of common stock is entitled to one vote per share. Common stockholders participate ratably in any dividends or distributions on the common stock. All share and per share amounts in the accompanying financial statements have been adjusted to give effect to the recapitalization.

     One share of a series of preferred stock called special voting preferred stock was also authorized. The special voting preferred stock can be owned only by Continental Airlines (or its successor) and its controlled affiliates. So long as the special voting preferred stock is beneficially owned by Continental Airlines (or its successor) and its controlled affiliates, the holder of the special voting preferred stock will be entitled to elect to our board of directors:

     - five directors, for so long as Continental Airlines and its controlled affiliates own shares representing 50% or more of our outstanding shares of common stock;

     - four directors, for so long as Continental Airlines and its controlled affiliates own shares representing 40% or more (but less than 50%) of our outstanding shares of common stock;

     - three directors, for so long as Continental Airlines and its controlled affiliates own shares representing 30% or more (but less than 40%) of our outstanding shares of common stock;

     - two directors, for so long as Continental Airlines and its controlled affiliates own shares representing 20% or more (but less than 30%) of our outstanding shares of common stock; and

     - one director, for so long as Continental Airlines and its controlled affiliates own shares representing 10% or more (but less than 20%) of our outstanding shares of common stock.

     Prior to the effectiveness of ExpressJet Holdings, Inc.'s initial public offering, Continental, as ExpressJet Holdings, Inc.'s sole stockholder, and ExpressJet Holdings, Inc.'s board of directors approved the 2002 Stock Incentive Plan. The Plan provides that ExpressJet Holdings, Inc. may grant options and restricted stock awards to directors of ExpressJet Holdings, Inc. and to employees of ExpressJet Holdings, Inc. and its subsidiaries. ExpressJet Holdings, Inc. has reserved 3,200,000 shares of its common stock for purposes of the plan and anticipates that options for an estimated 1,000,000 shares of common stock will be granted in connection with the offering.

NOTE 13 -- QUARTERLY FINANCIAL DATA (UNAUDITED)

     Unaudited summarized financial data by quarter for 2000 and 2001 is as follows (in millions, except per share data):

                                                                 THREE MONTHS ENDED
                                                 --------------------------------------------------
2000                                             MARCH 31    JUNE 30    SEPTEMBER 30    DECEMBER 31
----                                             --------    -------    ------------    -----------
Operating Revenue............................     $184.1     $219.4        $221.9         $218.4
Operating Income (Loss)......................      (10.7)      11.3          (4.4)         (31.3)
Non-operating Income (Expense), net..........       (6.5)      (6.9)         (6.2)          (4.3)
Net Income (Loss)............................     $(11.3)    $  2.9        $ (7.0)        $(23.3)
                                                  ======     ======        ======         ======
Basic and Diluted Earnings (Loss) per
  Share......................................     $(0.21)    $ 0.05        $(0.13)        $(0.43)
                                                  ======     ======        ======         ======

                                                                 THREE MONTHS ENDED
                                                 --------------------------------------------------
2001                                             MARCH 31    JUNE 30    SEPTEMBER 30    DECEMBER 31
----                                             --------    -------    ------------    -----------
Operating Revenue............................     $244.9     $260.1        $250.6         $224.9
Operating Income.............................       26.7       26.9          26.3           21.1
Non-operating Income (Expense), net..........       (5.2)      (6.1)         (6.6)          (3.4)
Net Income...................................     $ 12.9     $ 12.6        $ 11.9         $ 10.6
                                                  ======     ======        ======         ======
Basic and Diluted Earnings per Share.........     $ 0.24     $ 0.23        $ 0.22         $ 0.20
                                                  ======     ======        ======         ======

     Basic and diluted earnings (loss) per share is computed using the weighted average number of shares outstanding as discussed in Note 12. It does not include any shares of common stock issuable upon exercise of options to be issued and outstanding under the company's 2002 Stock Incentive Plan upon completion of the offering.

     During the fourth quarter of 2001, we recognized $12.8 million of compensation under the Stabilization Act.

     During the third quarter of 2001, we recognized $12.1 million of compensation under the Stabilization Act.

     During the fourth quarter of 2000, we recorded a fleet disposition/impairment loss of $6.2 million.

                     [This page intentionally left blank.]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               26,000,000 SHARES

                           EXPRESSJET HOLDINGS, INC.
                                  COMMON STOCK

                           [CONTINENTAL EXPRESS LOGO]



                                  ------------

                                   PROSPECTUS

                                          , 2002

                                  ------------

                              SALOMON SMITH BARNEY
                                 MORGAN STANLEY
                           CREDIT SUISSE FIRST BOSTON
                              GOLDMAN, SACHS & CO.
                              MERRILL LYNCH & CO.
                                 RAYMOND JAMES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses to be paid in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, are as follows:

SEC registration fee........................................    $   92,000
NASD filing fee.............................................        30,500
NYSE listing fee............................................       250,000
Printing and engraving expenses.............................       500,000
Accounting fees and expenses................................       750,000
Legal fees and expenses.....................................     1,250,000
Transfer agent and registrar fees...........................        10,000
Miscellaneous...............................................       117,500
                                                                ----------
     Total..................................................    $3,000,000
                                                                ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     ExpressJet Holdings, Inc. is incorporated under the laws of the State of Delaware. Section 145 ("Section 145") of Title 8 of the Delaware Code gives a corporation power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

     Section 145 also gives a corporation power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. Section 145 further provides that, to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

     Section 145 also authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

     ExpressJet Holdings' restated certificate of incorporation and restated bylaws provide for the indemnification of officers and directors to the fullest extent permitted by the Delaware Code. The underwriting agreement also provides for the indemnification of the directors and officers in certain circumstances.

     All of ExpressJet Holdings' directors and officers will be covered by insurance policies maintained by Continental Airlines against certain liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.

     The Initial Public Offering Agreement contains indemnification provisions under which ExpressJet Holdings and Continental Airlines each indemnify the other with respect to breaches by the indemnifying party of the Initial Public Offering Agreement and against liabilities arising from misstatements or omissions by the indemnifying party in the prospectus or the registration statement of which it is a part. For this purpose ExpressJet Holdings is considered to have provided the information in the prospectus and registration statement about its assets and businesses.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Continental Airlines Inc. ("Continental Airlines") held all of the 1,000 shares of common stock, par value $.01 per share (the "Common Stock"), of ExpressJet Holdings issued and outstanding prior to the initial recapitalization of ExpressJet Holdings on September 7, 2001 (the "Initial Recapitalization"). In September 2001, in preparation for this offering, ExpressJet Holdings filed a Restated Certificate of Incorporation (the "First Restated Charter") that authorized 210,000,000 shares of all classes of stock, consisting of 175,000,000 authorized shares of Class A common stock, par value $.01 per share (the "Class A Common Stock"), 25,000,000 authorized shares of Class B common stock, par value $.01 per share (the "Class B Common Stock"), and 10,000,000 authorized shares of preferred stock, par value $.01 per share (the "Preferred Stock"). In connection with the Initial Recapitalization, upon the filing of the First Restated Charter, each issued and outstanding share of Common Stock was converted into 30,500 shares of Class A Common Stock and 22,000 shares of Class B Common Stock. As a result, following the Initial Recapitalization, Continental Airlines held 30,500,000 shares of Class A Common Stock and 22,000,000 shares of Class B Common Stock, representing all of the issued and outstanding capital stock of ExpressJet Holdings.

     On April 1, 2002, in connection with a second recapitalization of ExpressJet Holdings (the "Second Recapitalization"), ExpressJet Holdings filed a second Restated Certificate of Incorporation (the "Second Restated Charter") that authorized 210,000,000 shares of all classes of stock, consisting of 200,000,000 authorized shares of Common Stock and 10,000,000 authorized shares of Preferred Stock. The Second Restated Charter provided that each issued and outstanding share of Class A Common Stock would be converted into 1.770491804 shares of Common Stock and all issued and outstanding shares of Class B Common Stock would be converted into one share of Special Voting Preferred Stock. As a result, following the Second Recapitalization, Continental Airlines holds 54,000,000 shares of Common Stock and one share of Special Voting Preferred Stock, representing all of the issued and outstanding capital stock of ExpressJet Holdings.

     Both the Initial Recapitalization and the Second Recapitalization were exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Section 3(a)(9) of the Securities Act. ExpressJet Holdings did not receive any proceeds from either the Initial Recapitalization or the Second Recapitalization.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a)  The following exhibits are filed as part of this Registration
          Statement:


    EXHIBIT
    NUMBER                                    DESCRIPTION
    -------                                   -----------
     1.1**       --   Form of Underwriting Agreement.
     3.1**       --   Amended and Restated Certificate of Incorporation.
     3.2**       --   Amended and Restated Bylaws.
     4.1**       --   Specimen Stock Certificate.
     4.2**       --   Form of Rights Agreement to be entered into among the
                      Company, Continental Airlines, Inc. and Mellon Investor
                      Services LLC, as Rights Agent, including form of Rights
                      Certificate.
     5.1**       --   Opinion of Vinson & Elkins L.L.P.
    10.1+***     --   Form of Amended and Restated Capacity Purchase Agreement
                      among the Company, XJT Holdings, Inc., ExpressJet Airlines,
                      Inc. and Continental Airlines, Inc.
    10.2***      --   Form of Master Facility and Ground Handling Agreement
                      (included in Exhibit 10.1 as Exhibit C thereto).
    10.3***      --   Form of Administrative Support and Information Services
                      Provisioning Agreement (included in Exhibit 10.1 as Exhibit
                      E thereto).
    10.4**       --   Form of Initial Public Offering Agreement.
    10.5**       --   Form of Registration Rights Agreement.
    10.6***      --   Form of Employee Benefits Separation Agreement.
    10.7***      --   Form of Tax Agreement.
    10.8**       --   Form of 2002 Stock Incentive Plan.
    10.8(a)**    --   Form of Employee Stock Option Agreement pursuant to the 2002
                      Stock Incentive Plan.
    10.8(b)**    --   Form of Outside Director Stock Option Agreement pursuant to the 2002 Stock Incentive Plan.
    10.9**       --   Employment Agreement between the Company and James B. Ream.
    10.10***     --   Employment Agreement between the Company and Frederick S.
                      Cromer.
    10.11***     --   Employment Agreement between the Company and Jerry E.
                      Losness.
    10.12+       --   Purchase Agreement No. GPJ-003/96, between Empresa
                      Brasileira de Aeronautica S. A. ("Embraer") and the Company
                      dated August 5, 1996 relating to the purchase of EMB 145
                      aircraft ("P.A. 3/96") (incorporated by reference to Exhibit
                      10.3 to Amendment No. 1 to Embraer's Form F-1 Registration
                      Statement (No. 333-12220) (the "Embraer F-1")).
    10.12(a)     --   Amendment No. 1 to P.A. 3/96 dated August 31, 1996
                      (incorporated by reference to Exhibit 10.3 to the Embraer
                      F-1).
    10.12(b)     --   Amendment No. 2 to P.A. 3/96 dated May 22, 1997
                      (incorporated by reference to Exhibit 10.3 to the Embraer
                      F-1).
    10.12(c)+    --   Amendment No. 3 to P.A. 3/96 dated August 20, 1997
                      (incorporated by reference to Exhibit 10.3 to the Embraer
                      F-1).
    10.12(d)+    --   Amendment No. 4 to P.A. 3/96 dated October 1, 1997
                      (incorporated by reference to Exhibit 10.3 to the Embraer
                      F-1).
    10.12(e)+    --   Amendment No. 5 to P.A. 3/96 dated November 12, 1997
                      (incorporated by reference to Exhibit 10.3 to the Embraer
                      F-1).
    10.12(f)+    --   Amendment No. 6 to P.A. 3/96 dated August 19, 1998
                      (incorporated by reference to Exhibit 10.3 to the Embraer
                      F-1).
    10.12(g)+    --   Amendment No. 7 to P.A. 3/96 dated February 19, 1999
                      (incorporated by reference to Exhibit 10.3 to the Embraer
                      F-1).

    EXHIBIT
    NUMBER                                    DESCRIPTION
    -------                                   -----------
    10.12(h)+    --   Amendment No. 8 to P.A. 3/96 dated March 31, 1999
                      (incorporated by reference to Exhibit 10.3 to the Embraer
                      F-1).
    10.12(i)+    --   Amendment No. 9 to P.A. 3/96 dated October 29, 1999
                      (incorporated by reference to Exhibit 10.3 to the Embraer
                      F-1).
    10.12(j)+    --   Amendment No. 10 to P.A. 3/96 dated October 20, 1999
                      (incorporated by reference to Exhibit 10.3 to the Embraer
                      F-1).
    10.12(k)+    --   Amendment No. 11 to P.A. 3/96 dated December 15, 1999
                      (incorporated by reference to Exhibit 10.3 to the Embraer
                      F-1).
    10.12(l)+    --   Amendment No. 12 to P.A. 3/96 dated February 18, 2000
                      (incorporated by reference to Exhibit 10.3 to the Embraer
                      F-1).
    10.12(m)+    --   Amendment No. 13 to P.A. 3/96 dated April 28, 2000
                      (incorporated by reference to Exhibit 10.3 to the Embraer
                      F-1).
    10.12(n)+    --   Amendment No. 14 to P.A. 3/96 dated April 28, 2000
                      (incorporated by reference to Exhibit 10.3 to the Embraer
                      F-1).
    10.12(o)+    --   Amendment No. 15 to P.A. 3/96 dated July 25, 2000
                      (incorporated by reference to Exhibit 10.33(o) to the Annual
                      Report on Form 10-K for the year ended December 31, 2001
                      filed by Continental Airlines, Inc. (the "Continental 2000
                      10-K")).
    10.12(p)+    --   Amendment No. 16 to P.A. 3/96 dated July 24, 2000
                      (incorporated by reference to Exhibit 10.33(p) to the
                      Continental 2000 10-K).
    10.12(q)+    --   Amendment No. 17 to P.A. 3/96 dated November 7, 2000
                      (incorporated by reference to Exhibit 10.33(q) to the
                      Continental 2000 10-K).
    10.12(r)+    --   Amendment No. 18 to P.A. 3/96 dated November 17, 2000
                      (incorporated by reference to Exhibit 10.33(r) to the
                      Continental 2000 10-K).
    10.12(s)+    --   Amendment No. 19 to P.A. 3/96 dated July 31, 2001
                      (incorporated by reference to Exhibit 10.35(s)) to the
                      Annual Report on Form 10-K for the year ended December 31,
                      2001 filed by Continental Airlines, Inc. (the "Continental
                      2001 10-K").
    10.12(t)+    --   Amendment No. 20 to P.A. 3/96 dated July 31, 2001
                      (incorporated by reference to Exhibit 10.35(t) to the
                      Continental 2001 10-K).
    10.12(u)+    --   Amendment No. 21 to P.A. 3/96 dated October 10, 2001
                      (incorporated by reference to Exhibit 10.35(u) to the
                      Continental 2001 10-K).
    10.12(v)+    --   Amendment No. 22 to P.A. 3/96 dated January 24, 2002
                      (incorporated by reference to Exhibit 10.35(v) to the
                      Continental 2001 10-K).
    10.12(w)+    --   Amendment No. 23 to P.A. 3/96 dated February 28, 2002
                      (incorporated by reference to Exhibit 10.6 to the Quarterly
                      Report on Form 10-Q for the quarterly period ended March 31,
                      2002 (the "Continental 10-Q")).
    10.12(x)+    --   Amendment No. 24 to P.A. 3/96 dated March 28, 2002
                      (incorporated by reference to Exhibit 10.7 to the
                      Continental 10-Q).
    10.13+       --   Letter Agreement No. GPJ-004/96 dated August 5, 1996 between
                      Embraer and the Company ("L.A. 4/96") (incorporated by
                      reference to Exhibit 10.3 to the Embraer F-1).
    10.13(a)     --   Amendment No. 1 to L.A. 4/96 dated August 31, 1996
                      (incorporated by reference to Exhibit 10.34(a) to the
                      Continental 2000 10-K).
    10.13(b)+    --   Amendment No. 2 to L.A. 4/96 and Amendment No. 1 to L.A.
                      4A/96 (defined below) dated July 24, 2000 between Embraer
                      and the Company (incorporated by reference to Exhibit
                      10.34(b) to the Continental 2000 10-K).
    10.13(c)+    --   Amendment No. 3 to L.A. 4/96 and Amendment No. 1 to L.A.
                      4A/96 (defined below) dated January 24, 2002 between Embraer and ExpressJet (incorporated by reference to Exhibit
                      10.36(c) to the Continental 2001 10-K).

    EXHIBIT
    NUMBER                                    DESCRIPTION
    -------                                   -----------
    10.14+       --   Letter Agreement No. PCJ-004A/96 dated August 31, 1996 among
                      Continental Airlines, the Company and Embraer ("L.A. 4A/96")
                      (incorporated by reference to Exhibit 10.3 to the Embraer
                      F-1).
    10.15+       --   Letter Agreement DCT 059/2000 dated October 27, 2000 between the Company and Embraer (incorporated by reference to
                      Exhibit 10.36 to the Continental 2000 10-K).
    10.16+       --   Purchase Agreement No. DCT-054/98 dated December 23, 1998
                      between Embraer and the Company ("P.A. 54/98") (incorporated by reference to Exhibit 10.3 to the Embraer F-1).
    10.16(a)+    --   Amendment No. 1 to P.A. 54/98 dated July 30, 1999
                      (incorporated by reference to Exhibit 10.3 to the Embraer
                      F-1).
    10.16(b)+    --   Amendment No. 2 to P.A. 54/98 dated July 30, 1999
                      (incorporated by reference to Exhibit 10.3 to the Embraer
                      F-1).
    10.16(c)+    --   Amendment No. 3 to P.A. 54/98 dated October 21, 1999
                      (incorporated by reference to Exhibit 10.3 to the Embraer
                      F-1).
    10.16(d)     --   Amendment No. 4 to P.A. 54/98 dated January 31, 2000
                      (incorporated by reference to Exhibit 10.3 to the Embraer
                      F-1).
    10.16(e)+    --   Amendment No. 5 to P.A. 54/98 dated February 15, 2000
                      (incorporated by reference to Exhibit 10.3 to the Embraer
                      F-1).
    10.16(f)+    --   Amendment No. 6 to P.A. 54/98 dated April 17, 2000
                      (incorporated by reference to Exhibit 10.3 to the Embraer
                      F-1).
    10.16(g)+    --   Amendment No. 7 to P.A. 54/98 dated July 24, 2000
                      (incorporated by reference to Exhibit 10.37(g) to the
                      Continental 2000 10-K).
    10.16(h)+    --   Amendment No. 8 to P.A. 54/98 dated November 7, 2000
                      (incorporated by reference to Exhibit 10.37(h) to the
                      Continental 2000 10-K).
    10.16(i)+    --   Amendment No. 9 to P.A. 54/98 dated September 20, 2000
                      (incorporated by reference to Exhibit 10.37(i) to the
                      Continental 2000 10-K).
    10.16(j)+    --   Amendment No. 10 to P.A. 54/98 dated November 17, 2000
                      (incorporated by reference to Exhibit 10.37(j) to the
                      Continental 2000 10-K).
    10.16(k)+    --   Amendment No. 11 to P.A. 54/98 dated July 31, 2001
                      (incorporated by reference to Exhibit 10.39(k) to the
                      Continental 2001 10-K).
    10.16(l)+    --   Amendment No. 12 to P.A. 54/98 dated July 31, 2001
                      (incorporated by reference to Exhibit 10.39(l) to the
                      Continental 2001 10-K).
    10.16(m)+    --   Amendment No. 13 to P.A. 54/98 dated October 10, 2001
                      (incorporated by reference to Exhibit 10.39(m) to the
                      Continental 2001 10-K).
    10.16(n)+    --   Amendment No. 14 to P.A. 54/98 dated January 24, 2002
                      (incorporated by reference to Exhibit 10.39(n) to the
                      Continental 2001 10-K).
    10.17+       --   Letter of Agreement DCT-055/98 dated December 23, 1998
                      between the Company and Embraer ("L.A. 55/98") (incorporated by reference to Exhibit 10.38 to the Continental 2000 10-K).
    10.17(a)+    --   Amendment No. 1 to L.A. 55/98 dated July 24, 2000
                      (incorporated by reference to Exhibit 10.38(a) to the
                      Continental 2000 10-K).
    10.18+       --   EMB-135 Financing Letter of Agreement dated March 23, 2000 among Continental Airlines, the Company and Embraer ("L.A.
                      135") (incorporated by reference to Exhibit 10.39 to the
                      Continental 2000 10-K).
    10.18(a)+    --   Amendment No. 1 to L.A. 135 (incorporated by reference to
                      Exhibit 10.39(a) to the Continental 2000 10-K).
    10.18(b)+    --   Amendment No. 2 to L.A. 135 (incorporated by reference to
                      Exhibit 10.39(b) to the Continental 2000 10-K).

    EXHIBIT
    NUMBER                                    DESCRIPTION
    -------                                   -----------
    10.18(c)+    --   Amendment No. 3 to L.A. 135 dated October 27, 2000
                      (incorporated by reference to Exhibit 10.39(c) to the
                      Continental 2000 10-K).
    10.19+       --   Letter Agreement DCT-058/2000 dated October 27, 2000 between
                      Embraer and the Company (incorporated by reference to
                      Exhibit 10.40 to the Continental 2000 10-K).
    10.20**      --   Promissory Note, dated as of March 31, 2001, between
                      Continental Express, Inc. and Continental Airlines, Inc.
    10.21**      --   Memorandum of Understanding dated as of December 31, 2001
                      between Continental Airlines, Inc. and ExpressJet Airlines,
                      Inc.
    23.1***      --   Consent of Ernst & Young LLP.
    23.2**       --   Consent of Vinson & Elkins L.L.P. (included in Exhibit 5.1)
    24.1**       --   Powers of Attorney

---------------

*   To be filed by amendment.

**  Previously filed.

*** Filed herewith.

+ Application has been made to the Securities and Exchange Commission for confidential treatment of certain provisions of these exhibits. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.

     Exhibits listed above that have been filed with the Securities and Exchange Commission and that were designated as noted above are hereby incorporated herein by reference and made a part hereof with the same effect as if filed herewith.

     (b) The following financial statement schedule is filed as part of this Registration Statement:

         Report of Independent Auditors on Financial Statement
           Schedule..................................................  S-1
         Schedule II -- Valuation and Qualifying Accounts............  S-2

     All other schedules are omitted, because the required information is inapplicable, or the information is presented in the Financial Statements or related notes.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or

     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on April 16, 2002.


                                          EXPRESSJET HOLDINGS, INC.

                                          By: /s/ FREDERICK S. CROMER
                                          --------------------------------------
                                          Name: Frederick S. Cromer
                                          Title: Vice President and
                                              Chief Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed by the following persons in the capacities indicated below and on the dates indicated.


                  SIGNATURE                                   TITLE                        DATE
                  ---------                                   -----                        ----
              /s/ JAMES B. REAM                President, Chief Executive Officer     April 16, 2002
---------------------------------------------  and Director (Principal Executive
                James B. Ream                  Officer)

           /s/ FREDERICK S. CROMER             Vice President and Chief Financial     April 16, 2002
---------------------------------------------  Officer (Principal Financial and
             Frederick S. Cromer               Accounting Officer)

                      *                        Director                               April 16, 2002
---------------------------------------------
              Gordon M. Bethune

                      *                        Director                               April 16, 2002
---------------------------------------------
              J. David Grizzle

                      *                        Director                               April 16, 2002
---------------------------------------------
             Lawrence W. Kellner

                      *                        Director                               April 16, 2002
---------------------------------------------
                C. D. McLean

                      *                        Director                               April 16, 2002
---------------------------------------------
              Jeffery A. Smisek

*By: /s/ SCOTT R. PETERSON
  -----------------------------------------
  Name: Scott R. Peterson
  Attorney in Fact

                         REPORT OF INDEPENDENT AUDITORS

     We have audited the consolidated financial statements of ExpressJet Holdings, Inc. (the "Company") as of December 31, 1999, 2000 and 2001, and have issued our report thereon dated January 31, 2002, except for Notes 4, 11 and 12 as to which the date is April 12, 2002. Our audits also included the Valuation and Qualifying Accounts financial statement schedule for these related periods. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                                               ERNST & YOUNG LLP

Houston, Texas
January 31, 2002

                           EXPRESSJET HOLDINGS, INC.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                 (IN THOUSANDS)

                                                              ALLOWANCE FOR      ALLOWANCE FOR
                                                              OBSOLESCENCE    DOUBTFUL RECEIVABLES
                                                              -------------   --------------------
Balance, December 31, 1998..................................     $ 5,935             $  30
  Additions charged to expense..............................       3,663               108
  Deductions from reserve...................................        (489)             (108)
  Other.....................................................          (8)               --
                                                                 -------             -----
Balance, December 31, 1999..................................       9,101                30
  Additions charged to expense..............................       4,707                85
  Deductions from reserve...................................        (961)              (85)
  Other.....................................................        (130)               --
                                                                 -------             -----
Balance, December 31, 2000..................................      12,717                30
  Additions charged to expense..............................       4,660               114
  Deductions from reserve...................................      (1,485)             (114)
  Other.....................................................      (2,336)               --
                                                                 -------             -----
Balance, December 31, 2001..................................     $13,558             $  30
                                                                 =======             =====

                               INDEX TO EXHIBITS


    EXHIBIT
    NUMBER                                    DESCRIPTION
    -------                                   -----------
     1.1**       --   Form of Underwriting Agreement.
     3.1**       --   Amended and Restated Certificate of Incorporation.
     3.2**       --   Amended and Restated Bylaws.
     4.1**       --   Specimen Stock Certificate.
     4.2**       --   Form of Rights Agreement to be entered into among the
                      Company, Continental Airlines, Inc. and Mellon Investor
                      Services LLC, as Rights Agent, including form of Rights
                      Certificate.
     5.1**       --   Opinion of Vinson & Elkins L.L.P.
    10.1+***     --   Form of Amended and Restated Capacity Purchase Agreement
                      among the Company, XJT Holdings, Inc., ExpressJet Airlines,
                      Inc. and Continental Airlines, Inc.
    10.2***      --   Form of Master Facility and Ground Handling Agreement
                      (included in Exhibit 10.1 as Exhibit C thereto).
    10.3***      --   Form of Administrative Support and Information Services
                      Provisioning Agreement (included in Exhibit 10.1 as Exhibit
                      E thereto).
    10.4**       --   Form of Initial Public Offering Agreement.
    10.5**       --   Form of Registration Rights Agreement.
    10.6***      --   Form of Employee Benefits Separation Agreement.
    10.7***      --   Form of Tax Agreement.
    10.8**       --   Form of 2002 Stock Incentive Plan.
    10.8(a)**    --   Form of Employee Stock Option Agreement pursuant to the 2002
                      Stock Incentive Plan.
    10.8(b)**    --   Form of Outside Director Stock Option Agreement pursuant to the 2002 Stock Incentive Plan.
    10.9**       --   Employment Agreement between the Company and James B. Ream.
    10.10***     --   Employment Agreement between the Company and Frederick S.
                      Cromer.
    10.11***     --   Employment Agreement between the Company and Jerry E.
                      Losness.
    10.12+       --   Purchase Agreement No. GPJ-003/96, between Empresa
                      Brasileira de Aeronautica S. A. ("Embraer") and the Company
                      dated August 5, 1996 relating to the purchase of EMB 145
                      aircraft ("P.A. 3/96") (incorporated by reference to Exhibit
                      10.3 to Amendment No. 1 to Embraer's Form F-1 Registration
                      Statement (No. 333-12220) (the "Embraer F-1")).
    10.12(a)     --   Amendment No. 1 to P.A. 3/96 dated August 31, 1996
                      (incorporated by reference to Exhibit 10.3 to the Embraer
                      F-1).
    10.12(b)     --   Amendment No. 2 to P.A. 3/96 dated May 22, 1997
                      (incorporated by reference to Exhibit 10.3 to the Embraer
                      F-1).
    10.12(c)+    --   Amendment No. 3 to P.A. 3/96 dated August 20, 1997
                      (incorporated by reference to Exhibit 10.3 to the Embraer
                      F-1).
    10.12(d)+    --   Amendment No. 4 to P.A. 3/96 dated October 1, 1997
                      (incorporated by reference to Exhibit 10.3 to the Embraer
                      F-1).
    10.12(e)+    --   Amendment No. 5 to P.A. 3/96 dated November 12, 1997
                      (incorporated by reference to Exhibit 10.3 to the Embraer
                      F-1).
    10.12(f)+    --   Amendment No. 6 to P.A. 3/96 dated August 19, 1998
                      (incorporated by reference to Exhibit 10.3 to the Embraer
                      F-1).
    10.12(g)+    --   Amendment No. 7 to P.A. 3/96 dated February 19, 1999
                      (incorporated by reference to Exhibit 10.3 to the Embraer
                      F-1).
    10.12(h)+    --   Amendment No. 8 to P.A. 3/96 dated March 31, 1999
                      (incorporated by reference to Exhibit 10.3 to the Embraer
                      F-1).

    EXHIBIT
    NUMBER                                    DESCRIPTION
    -------                                   -----------
    10.12(i)+    --   Amendment No. 9 to P.A. 3/96 dated October 29, 1999
                      (incorporated by reference to Exhibit 10.3 to the Embraer
                      F-1).
    10.12(j)+    --   Amendment No. 10 to P.A. 3/96 dated October 20, 1999
                      (incorporated by reference to Exhibit 10.3 to the Embraer
                      F-1).
    10.12(k)+    --   Amendment No. 11 to P.A. 3/96 dated December 15, 1999
                      (incorporated by reference to Exhibit 10.3 to the Embraer
                      F-1).
    10.12(l)+    --   Amendment No. 12 to P.A. 3/96 dated February 18, 2000
                      (incorporated by reference to Exhibit 10.3 to the Embraer
                      F-1).
    10.12(m)+    --   Amendment No. 13 to P.A. 3/96 dated April 28, 2000
                      (incorporated by reference to Exhibit 10.3 to the Embraer
                      F-1).
    10.12(n)+    --   Amendment No. 14 to P.A. 3/96 dated April 28, 2000
                      (incorporated by reference to Exhibit 10.3 to the Embraer
                      F-1).
    10.12(o)+    --   Amendment No. 15 to P.A. 3/96 dated July 25, 2000
                      (incorporated by reference to Exhibit 10.33(o) to the Annual
                      Report on Form 10-K for the year ended December 31, 2001
                      filed by Continental Airlines, Inc. (the "Continental 2000
                      10-K")).
    10.12(p)+    --   Amendment No. 16 to P.A. 3/96 dated July 24, 2000
                      (incorporated by reference to Exhibit 10.33(p) to the
                      Continental 2000 10-K).
    10.12(q)+    --   Amendment No. 17 to P.A. 3/96 dated November 7, 2000
                      (incorporated by reference to Exhibit 10.33(q) to the
                      Continental 2000 10-K).
    10.12(r)+    --   Amendment No. 18 to P.A. 3/96 dated November 17, 2000
                      (incorporated by reference to Exhibit 10.33(r) to the
                      Continental 2000 10-K).
    10.12(s)+    --   Amendment No. 19 to P.A. 3/96 dated July 31, 2001
                      (incorporated by reference to Exhibit 10.35(s)) to the
                      Annual Report on Form 10-K for the year ended December 31,
                      2001 filed by Continental Airlines, Inc. (the "Continental
                      2001 10-K").
    10.12(t)+    --   Amendment No. 20 to P.A. 3/96 dated July 31, 2001
                      (incorporated by reference to Exhibit 10.35(t) to the
                      Continental 2001 10-K).
    10.12(u)+    --   Amendment No. 21 to P.A. 3/96 dated October 10, 2001
                      (incorporated by reference to Exhibit 10.35(u) to the
                      Continental 2001 10-K).
    10.12(v)+    --   Amendment No. 22 to P.A. 3/96 dated January 24, 2002
                      (incorporated by reference to Exhibit 10.35(v) to the
                      Continental 2001 10-K).
    10.12(w)+    --   Amendment No. 23 to P.A. 3/96 dated February 28, 2002
                      (incorporated by reference to Exhibit 10.6 to the Quarterly
                      Report on Form 10-Q for the quarterly period ended March 31,
                      2002 (the "Continental 10-Q")).
    10.12(x)+    --   Amendment No. 24 to P.A. 3/96 dated March 28, 2002
                      (incorporated by reference to Exhibit 10.7 to the
                      Continental 10-Q).
    10.13+       --   Letter Agreement No. GPJ-004/96 dated August 5, 1996 between
                      Embraer and the Company ("L.A. 4/96") (incorporated by
                      reference to Exhibit 10.3 to the Embraer F-1).
    10.13(a)     --   Amendment No. 1 to L.A. 4/96 dated August 31, 1996
                      (incorporated by reference to Exhibit 10.34(a) to the
                      Continental 2000 10-K).
    10.13(b)+    --   Amendment No. 2 to L.A. 4/96 and Amendment No. 1 to L.A.
                      4A/96 (defined below) dated July 24, 2000 between Embraer
                      and the Company (incorporated by reference to Exhibit
                      10.34(b) to the Continental 2000 10-K).
    10.13(c)+    --   Amendment No. 3 to L.A. 4/96 and Amendment No. 1 to L.A.
                      4A/96 (defined below) dated January 24, 2002 between Embraer and ExpressJet (incorporated by reference to Exhibit
                      10.36(c) to the Continental 2001 10-K).
    10.14+       --   Letter Agreement No. PCJ-004A/96 dated August 31, 1996 among
                      Continental Airlines, the Company and Embraer ("L.A. 4A/96")
                      (incorporated by reference to Exhibit 10.3 to the Embraer
                      F-1).
    10.15+       --   Letter Agreement DCT 059/2000 dated October 27, 2000 between the Company and Embraer (incorporated by reference to
                      Exhibit 10.36 to the Continental 2000 10-K).

    EXHIBIT
    NUMBER                                    DESCRIPTION
    -------                                   -----------
    10.16+       --   Purchase Agreement No. DCT-054/98 dated December 23, 1998
                      between Embraer and the Company ("P.A. 54/98") (incorporated by reference to Exhibit 10.3 to the Embraer F-1).
    10.16(a)+    --   Amendment No. 1 to P.A. 54/98 dated July 30, 1999
                      (incorporated by reference to Exhibit 10.3 to the Embraer
                      F-1).
    10.16(b)+    --   Amendment No. 2 to P.A. 54/98 dated July 30, 1999
                      (incorporated by reference to Exhibit 10.3 to the Embraer
                      F-1).
    10.16(c)+    --   Amendment No. 3 to P.A. 54/98 dated October 21, 1999
                      (incorporated by reference to Exhibit 10.3 to the Embraer
                      F-1).
    10.16(d)     --   Amendment No. 4 to P.A. 54/98 dated January 31, 2000
                      (incorporated by reference to Exhibit 10.3 to the Embraer
                      F-1).
    10.16(e)+    --   Amendment No. 5 to P.A. 54/98 dated February 15, 2000
                      (incorporated by reference to Exhibit 10.3 to the Embraer
                      F-1).
    10.16(f)+    --   Amendment No. 6 to P.A. 54/98 dated April 17, 2000
                      (incorporated by reference to Exhibit 10.3 to the Embraer
                      F-1).
    10.16(g)+    --   Amendment No. 7 to P.A. 54/98 dated July 24, 2000
                      (incorporated by reference to Exhibit 10.37(g) to the
                      Continental 2000 10-K).
    10.16(h)+    --   Amendment No. 8 to P.A. 54/98 dated November 7, 2000
                      (incorporated by reference to Exhibit 10.37(h) to the
                      Continental 2000 10-K).
    10.16(i)+    --   Amendment No. 9 to P.A. 54/98 dated September 20, 2000
                      (incorporated by reference to Exhibit 10.37(i) to the
                      Continental 2000 10-K).
    10.16(j)+    --   Amendment No. 10 to P.A. 54/98 dated November 17, 2000
                      (incorporated by reference to Exhibit 10.37(j) to the
                      Continental 2000 10-K).
    10.16(k)+    --   Amendment No. 11 to P.A. 54/98 dated July 31, 2001
                      (incorporated by reference to Exhibit 10.39(k) to the
                      Continental 2001 10-K).
    10.16(l)+    --   Amendment No. 12 to P.A. 54/98 dated July 31, 2001
                      (incorporated by reference to Exhibit 10.39(l) to the
                      Continental 2001 10-K).
    10.16(m)+    --   Amendment No. 13 to P.A. 54/98 dated October 10, 2001
                      (incorporated by reference to Exhibit 10.39(m) to the
                      Continental 2001 10-K).
    10.16(n)+    --   Amendment No. 14 to P.A. 54/98 dated January 24, 2002
                      (incorporated by reference to Exhibit 10.39(n) to the
                      Continental 2001 10-K).
    10.17+       --   Letter of Agreement DCT-055/98 dated December 23, 1998
                      between the Company and Embraer ("L.A. 55/98") (incorporated by reference to Exhibit 10.38 to the Continental 2000 10-K).
    10.17(a)+    --   Amendment No. 1 to L.A. 55/98 dated July 24, 2000
                      (incorporated by reference to Exhibit 10.38(a) to the
                      Continental 2000 10-K).
    10.18+       --   EMB-135 Financing Letter of Agreement dated March 23, 2000 among Continental Airlines, the Company and Embraer ("L.A.
                      135") (incorporated by reference to Exhibit 10.39 to the
                      Continental 2000 10-K).
    10.18(a)+    --   Amendment No. 1 to L.A. 135 (incorporated by reference to
                      Exhibit 10.39(a) to the Continental 2000 10-K).
    10.18(b)+    --   Amendment No. 2 to L.A. 135 (incorporated by reference to
                      Exhibit 10.39(b) to the Continental 2000 10-K).
    10.18(c)+    --   Amendment No. 3 to L.A. 135 dated October 27, 2000
                      (incorporated by reference to Exhibit 10.39(c) to the
                      Continental 2000 10-K).
    10.19+       --   Letter Agreement DCT-058/2000 dated October 27, 2000 between
                      Embraer and the Company (incorporated by reference to
                      Exhibit 10.40 to the Continental 2000 10-K).
    10.20**      --   Promissory Note, dated as of March 31, 2001, between
                      Continental Express, Inc. and Continental Airlines, Inc.
    10.21**      --   Memorandum of Understanding dated as of December 31, 2001
                      between Continental Airlines, Inc. and ExpressJet Airlines,
                      Inc.

    EXHIBIT
    NUMBER                                    DESCRIPTION
    -------                                   -----------
    23.1***      --   Consent of Ernst & Young LLP.
    23.2**       --   Consent of Vinson & Elkins L.L.P. (included in Exhibit 5.1)
    24.1**       --   Powers of Attorney

---------------

*   To be filed by amendment.

**  Previously filed.

*** Filed herewith.